AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 2002

                                                      REGISTRATION NO. 333-89386
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 PLANETCAD INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                        7372                       84-1035353
(State or Other Jurisdiction  (Primary Standard Industrial        (I.R.S. Employer
             of               Classification Code Number)       Identification No.)
      Incorporation or
       Organization)

                          2520 55TH STREET, SUITE 200
                            BOULDER, COLORADO 80301
                                 (303) 209-9100
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                       ----------------------------------

                                 DAVID HUSHBECK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 PLANETCAD INC.
                          2520 55TH STREET, SUITE 200
                            BOULDER, COLORADO 80301
                                 (303) 209-9100
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                       ----------------------------------

                                   COPIES TO:

                   WHITNEY HOLMES, ESQ.                                      SHERYL N. STEPHENSON, ESQ.
                    BRENT SLOSKY, ESQ.                                       SHAPIRO SHER & GUINOT, P.A.
                  HOGAN & HARTSON L.L.P.                                       36 SOUTH CHARLES STREET
               ONE TABOR CENTER, SUITE 1500                                          SUITE 2000
                  1200 SEVENTEENTH STREET                                     BALTIMORE, MARYLAND 21201
                  DENVER, COLORADO 80202                                           (410) 385-0202
                      (303) 899-7300

                       ----------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                       ----------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                             PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF                AMOUNT          OFFERING PRICE PER    AGGREGATE OFFERING        AMOUNT OF
    SECURITIES TO BE REGISTERED      TO BE REGISTERED(2)     COMMON SHARE(2)           PRICE(3)          REGISTRATION FEE
common stock, $0.01 par value per
  share(1).........................          N/A                   N/A                $19,984.67             $1.84(4)

(1) Each share of PlanetCAD common stock is accompanied by a right to purchase Series A Junior Participating Preferred Stock. Prior to the occurrence of certain events, none of which has occurred as of this date, the rights will not be exercisable or evidenced separately from the common stock.

(2) Pursuant to Securities Act Rule 457(o), this information is not included.

(3) Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f) thereunder. Avatech is a privately held corporation, there is no market for its securities and it has an accumulated capital deficit. Therefore, pursuant to Securities Act Rule 457(f)(2), the proposed maximum aggregate offering price is based upon one-third of the par value of the Avatech common stock being acquired in the proposed merger, calculated as of the last practicable date prior to the filing of this registration statement.

(4) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER   , 2002
THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/ PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

[LOGO]                             [LOGO]

                           PROXY STATEMENT/PROSPECTUS
                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

    The boards of directors of PlanetCAD Inc. and Avatech Solutions, Inc. have approved a merger agreement that provides for the merger of Avatech with a wholly-owned subsidiary of PlanetCAD. As a result of the merger, Avatech will become a wholly-owned subsidiary of PlanetCAD. If we complete the merger, Avatech stockholders will receive shares of PlanetCAD common stock in exchange for their shares of Avatech common stock. The number of shares of PlanetCAD common stock each of them will receive is based on an exchange ratio that will be determined by dividing three times the number of shares of PlanetCAD common stock outstanding prior to the merger by the number of shares of Avatech common stock outstanding prior to the merger. As a result, Avatech stockholders will own 75% of the PlanetCAD common stock outstanding after the merger and PlanetCAD stockholders will own 25%.

    We cannot complete the merger unless it is approved by the affirmative vote of the holders of a majority of the PlanetCAD common stock (including common stock underlying PlanetCAD convertible preferred stock) and two-thirds of the Avatech common stock. The board of directors of PlanetCAD has scheduled an annual meeting of its stockholders to vote on the merger and certain other matters, and the Avatech board of directors has scheduled a special meeting of its stockholders to vote on the merger. Whether or not you plan to attend your meeting of stockholders, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. If you do not return your card or you do not instruct your broker how to vote any shares held for you in "street name," it will have the same effect as a vote against the merger.

    THE PLANETCAD AND AVATECH BOARDS OF DIRECTORS HAVE APPROVED THE MERGER AGREEMENT AND RECOMMEND THAT THEIR STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT.

    Avatech stockholders who properly preserve their rights are entitled to an appraisal of and payment for their shares of Avatech common stock under Delaware law if the merger is completed.


    PlanetCAD common stock is listed on the American Stock Exchange under the trading symbol "PCD." On September 25, 2002, the last reported sale price of PlanetCAD common stock was $0.28.


    THIS PROXY STATEMENT/PROSPECTUS PROVIDES YOU WITH DETAILED INFORMATION ABOUT THE MERGER, THE PLANETCAD ANNUAL MEETING AND THE AVATECH SPECIAL MEETING. YOU CAN ALSO GET INFORMATION FROM PUBLICLY AVAILABLE DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 17 OF THIS PROXY STATEMENT/PROSPECTUS.

Sincerely,                                   Sincerely,
[SIGNATURE]                                  [SIGNATURE]
David Hushbeck                               Henry D. Felton
PRESIDENT AND CHIEF EXECUTIVE OFFICER        CHAIRMAN AND CHIEF EXECUTIVE OFFICER
PLANETCAD INC.                               AVATECH SOLUTIONS, INC.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated             , 2002 and is first being
mailed to PlanetCAD and Avatech stockholders on or about             , 2002.

                                 PLANETCAD INC.
                          2520 55TH STREET, SUITE 200
                            BOULDER, COLORADO 80301

                             ---------------------


                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 14, 2002


                             ---------------------


    NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of PlanetCAD Inc., a Delaware corporation, will be held at 9:00 a.m., local time, on October 14, 2002, at 2520 55th Street, Suite 200, Boulder, Colorado 80301, for the following purposes:


    1. To ratify PlanetCAD's issuance of 1,202,463 shares of Series B Convertible Preferred Stock. Shares of Series B Convertible Preferred Stock are not entitled to vote and will not be counted on this proposal.

    2. To consider and vote upon a proposal to adopt the agreement and plan of merger dated as of May 1, 2002, as amended, by and among PlanetCAD Inc., Raven Acquisition Corporation, a wholly-owned subsidiary of PlanetCAD, and Avatech Solutions, Inc., as described in more detail in the proxy statement/prospectus that accompanies this notice.

    3. To approve amendments to PlanetCAD's certificate of incorporation to enable us to effect a reverse stock split of PlanetCAD's common stock by a ratio of between one-for-two and one-for-20 (such ratios to consist only of whole numbers). The PlanetCAD board of directors would retain the discretion to implement one of the proposed splits, or to elect not to implement any of them.

    4. To approve an amendment to PlanetCAD's certificate of incorporation to change the name of PlanetCAD to Avatech Solutions, Inc.

    5. To elect to the PlanetCAD board of directors five (5) directors to hold office until the next annual meeting of stockholders or until their respective successors have been elected and qualified.

    6.  To approve the PlanetCAD 2002 Stock Option Plan.

    7. To transact such other business as may properly come before the PlanetCAD annual meeting or any adjournments or postponements thereof.

    The board of directors of PlanetCAD has fixed the close of business on September 16, 2002, as the record date for the determination of the stockholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement of the annual meeting. A complete list of stockholders entitled to vote at the annual meeting will be open to examination by the stockholders, during regular business hours, for a period of ten days prior to the annual meeting at PlanetCAD's principal executive offices at 2520 55th Street, Suite 200, Boulder, Colorado 80301.


    Included with this proxy statement/prospectus are the following reports and any amendments thereto filed by PlanetCAD with the Securities and Exchange Commission in the calendar year 2002: Annual Report on Form 10-KSB, Quarterly Reports for the quarters ended March 31, 2002 and June 30, 2002 on Form 10-QSB and all Current Reports on Form 8-K filed through the date of this proxy statement/prospectus.


    THE BOARD OF DIRECTORS OF PLANETCAD HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF THE PLANETCAD STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE TO ADOPT THE MERGER AGREEMENT AND FOR THE OTHER MATTERS PROPOSED FOR APPROVAL AT THE ANNUAL MEETING. THE AFFIRMATIVE VOTE OF A

MAJORITY OF THE OUTSTANDING SHARES OF PLANETCAD COMMON STOCK (INCLUDING COMMON STOCK UNDERLYING PLANETCAD CONVERTIBLE PREFERRED STOCK) ON THE RECORD DATE IS REQUIRED TO ADOPT THE MERGER AGREEMENT.

                                          By Order of the Board of Directors,

                                          [SIGNATURE]

                                          David Hushbeck
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

September   , 2002

    WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE THE VOTE IS TAKEN BY DELIVERING TO THE SECRETARY OF PLANETCAD A WRITTEN REVOCATION OR A PROXY WITH A LATER DATE OR BY VOTING YOUR SHARES IN PERSON AT THE ANNUAL MEETING.

EACH VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD.

                            AVATECH SOLUTIONS, INC.
                         11403 CRONHILL DRIVE, SUITE A
                          OWINGS MILLS, MARYLAND 21117

                             ---------------------


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 14, 2002


                            ------------------------

    NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Avatech Solutions, Inc., a Delaware corporation, will be held at 9:00 a.m., local time,
on October   , 2002, at 11403 Cronhill Drive, Suite A, Owings Mills, Maryland
21117, for the following purposes:

    1. To consider and vote upon a proposal to adopt the agreement and plan of merger dated as of May 1, 2002, as amended, by and among PlanetCAD Inc., Raven Acquisition Corporation, a wholly-owned subsidiary of PlanetCAD, and Avatech Solutions, Inc., as described in more detail in the proxy statement/prospectus that accompanies this notice.

    2. To approve an amendment to Avatech's certificate of incorporation to increase the total number of authorized shares of Avatech capital stock to 12,000,000 and authorize 2,000,000 shares of preferred stock.

    3. To transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

    The board of directors of Avatech has fixed the close of business on September 16, 2002, as the record date for the determination of the stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. A complete list of stockholders entitled to vote at the special meeting will be open to examination by the stockholders, during regular business hours, for a period of ten days prior to the special meeting at Avatech's principal executive offices at 11403 Cronhill Drive, Suite A, Owings Mills, Maryland 21117.

    Avatech stockholders who properly preserve their rights are entitled to an appraisal of and payment for their shares of Avatech common stock under Delaware law if the merger is completed.


    Included with this proxy statement/prospectus are the following reports and any amendments thereto filed by PlanetCAD with the Securities and Exchange Commission in the calendar year 2002: Annual Report on Form 10-KSB, Quarterly Reports for the quarters ended March 31, 2002 and June 30, 2002 on Form 10-QSB and all Current Reports on Form 8-K filed through the date of this proxy statement/prospectus.


    THE BOARD OF DIRECTORS OF AVATECH HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF AVATECH STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE TO ADOPT THE MERGER AGREEMENT AND AMEND THE CERTIFICATE OF INCORPORATION AT THE SPECIAL MEETING. THE AFFIRMATIVE VOTE OF TWO-THIRDS OF THE OUTSTANDING SHARES OF AVATECH COMMON STOCK IS REQUIRED TO ADOPT THE MERGER AGREEMENT AND AMEND THE CERTIFICATE OF INCORPORATION.

                                               By Order of the Board of Directors,
                                               [SIGNATURE]
                                               Henry D. Felton
                                               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE
                                               OFFICER
September   , 2002

    WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, AND WHETHER YOU OWN ONE OR MORE SHARES OF AVATECH COMMON STOCK, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE THE VOTE IS TAKEN BY DELIVERING TO THE SECRETARY OF AVATECH A WRITTEN REVOCATION OR A PROXY WITH A LATER DATE OR BY VOTING YOUR SHARES IN PERSON AT THE SPECIAL MEETING.

    EACH VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD.

    PLEASE DO NOT SEND YOUR AVATECH STOCK CERTIFICATES WITH YOUR PROXY CARD.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
QUESTIONS & ANSWERS ABOUT THE MERGER........................       1
SUMMARY.....................................................       5
  The Companies.............................................       5
  The PlanetCAD annual meeting; Vote Required...............       5
  The Avatech Special Meeting; Vote Required................       5
  The Reverse Stock Split...................................       6
  Share Ownership of PlanetCAD's Management.................       6
  Share Ownership of Avatech's Management...................       7
  PlanetCAD Stockholders Voting Agreement...................       7
  Avatech Stockholders Voting Agreement.....................       7
  Dissenters' Rights........................................       7
  The Merger................................................       7
  Effect of Avatech Preferred Stock.........................       7
  Recommendation of PlanetCAD and Avatech Boards of
    Directors...............................................       8
  Fairness Opinion of PlanetCAD's Financial Advisor.........       8
  Management After the Merger...............................       8
  The Merger Agreement......................................       8
  Conversion of Avatech Common Stock........................       8
  Conditions to the Merger..................................       9
  Termination of the Merger Agreement; Termination Fees.....       9
  Federal Income Tax Consequences...........................       9
  Accounting Treatment......................................       9
  Interests of Certain Persons in the Merger................       9
  Governmental Approvals and Regulatory Requirements........      10
  Restrictions on the Ability to Sell PlanetCAD Stock.......      10
  Comparison of Stockholder Rights..........................      11
  Where You Can Find More Information.......................      11
SELECTED FINANCIAL AND OTHER DATA...........................      12
  Selected Historical Financial Data of PlanetCAD...........      12
  Selected Consolidated Financial Data of Avatech...........      13
  Summary Pro Forma Combined Condensed Financial Data.......      14
  Comparative Per Share Data................................      14
  Market Price and Dividend Information.....................      15
  Recent Closing Prices.....................................      16
  Dividend Information......................................      16
  Number of Stockholders....................................      16
RISK FACTORS................................................      17
  Risks Related to the Merger...............................      17
  The Issuance of Avatech Preferred Stock Will Dilute the
    PlanetCAD Stockholders..................................      21
  Risks Related to PlanetCAD's Business.....................      21
  Risks Related to Avatech's Business.......................      25
A WARNING ABOUT FORWARD-LOOKING STATEMENTS..................      29
THE PLANETCAD ANNUAL MEETING................................      29
  Date, Time and Place of the Annual Meeting................      29
  Matters to be Considered at the Annual Meeting............      29
  Stock Entitled to Vote....................................      30
  Quorum....................................................      30
  Voting Rights; Vote Required for Approval.................      30
  Abstentions, Failures to Vote and Broker Non-Votes........      30
  Voting by Proxy; Revocation of Proxy......................      31

                                                                PAGE
                                                              --------
  Voting Agreements.........................................      31
  Solicitation of Proxies...................................      32
  No Dissenters' Rights.....................................      32
  Election of Directors.....................................      32
  Nominees for Election as PlanetCAD Directors..............      33
  PlanetCAD Executive Compensation..........................      35
  Ratification of Series B Convertible Preferred Stock......      41
  Amendment of PlanetCAD's Certificate of Incorporation to
    Change the name of PlanetCAD to Avatech Solutions,
    Inc.....................................................      42
  Approval of Reverse Stock Split...........................      42
  Approval of PlanetCAD 2002 Stock Option Plan..............      47
THE AVATECH SPECIAL MEETING.................................      51
  Date, Time and Place of the Special Meeting...............      51
  Matters to be Considered at the Special Meeting...........      51
  Stock Entitled to Vote....................................      51
  Quorum....................................................      51
  Voting Rights; Vote Required for Approval.................      51
  Abstentions, Failures to Vote.............................      51
  Voting by Proxy; Revocation of Proxy......................      52
  Voting Agreements.........................................      52
  Solicitation of Proxies...................................      52
  Dissenters' Rights........................................      52
  Amendment of Avatech's Certificate of Incorporation to
    Increase the Total Number of Authorized Shares of
    Capital Stock...........................................      56
THE MERGER..................................................      58
  Background of the Merger..................................      58
  Recommendation of PlanetCAD's Board of Directors..........      60
  PlanetCAD's Reasons for the Merger........................      60
  Recommendation of Avatech's Board of Directors............      62
  Avatech's Reasons for the Merger..........................      62
  Opinion of PlanetCAD's Financial Advisor..................      64
  Interests of Certain Persons in the Merger................      69
  Structure of the Merger and Conversion of Avatech Common
    Stock...................................................      73
  Exchange of Avatech Stock Certificates for PlanetCAD Stock
    Certificates............................................      73
  Treatment of Avatech Stock Options and Warrants...........      74
  Material United States Federal Income Tax Consequences of
    the Merger..............................................      75
  Accounting Treatment of the Merger........................      77
  Approvals Required to Complete the Merger.................      77
  Restrictions on Sales by Significant Stockholders.........      77
  Additional Restrictions on Sales of PlanetCAD Shares by
    Affiliates of Avatech...................................      78
  Management after the Merger...............................      78
  Operations after the Merger...............................      78
  Effect of Avatech Preferred Stock on PlanetCAD
    Stockholders............................................      78
THE MERGER AGREEMENT........................................      80
  General Structure; Conversion of Securities...............      80
  Closing; Effective Time of the Merger.....................      80
  Dissenters' Rights........................................      80
  Representations and Warranties of PlanetCAD, Raven
    Acquisition Corporation and Avatech.....................      80
  Conduct of Business before Completion of the Merger.......      81
  Exchange of Avatech Notes.................................      82
  No Solicitation...........................................      82
  The Voting Agreements.....................................      83

                                                                PAGE
                                                              --------
  Conditions to Completion of the Merger....................      86
  Termination of the Merger Agreement.......................      88
  Extension, Waiver and Amendment of the Merger Agreement...      89
INFORMATION ABOUT THE COMPANIES.............................      90
  PlanetCAD Inc.............................................      90
  Security Ownership of Certain Beneficial Owners and
    Management of PlanetCAD.................................      90
  PlanetCAD--Certain Relationships and Related
    Transactions............................................      94
  Avatech Solutions, Inc....................................      98
  Selected Consolidated Financial Data of Avatech...........     105
  Avatech Management's Discussion and Analysis of Financial
    Condition and Results of Operations.....................     107
  Directors and Executive Officers Following the Merger.....     118
  Avatech Executive Compensation............................     120
  Option Grants in Last Fiscal Year.........................     120
  Option Exercises in Last Fiscal Year......................     121
  Avatech Employment Contracts, Change-in-Control and
    Indemnification Arrangements............................     121
  Avatech--Certain Relationships and Related Transactions...     121
  Security Ownership of Certain Beneficial Owners and
    Management of Avatech...................................     122
COMPARISON OF PLANETCAD COMMON STOCK AND AVATECH COMMON
  STOCK.....................................................     124
  Authorized Capital........................................     125
  Board of Directors........................................     125
  Committees of the Board of Directors......................     126
  Newly Created Directorships and Vacancies.................     127
  Removal of Directors......................................     127
  Special Meetings of Stockholders..........................     127
  Stockholder Action by Written Consent.....................     128
  Nomination of Directors...................................     128
  Advance Notice of Stockholder-Proposed Business at Annual
    Meetings................................................     128
  Amendment of Governing Documents..........................     129
  Supermajority Voting Requirements for Certain Business
    Combinations and Issuance of Stock......................     129
  Indemnification of Directors and Officers and Limitation
    of Liability............................................     129
  Compromises and Arrangements..............................     131
DESCRIPTION OF SECURITIES...................................     132
LEGAL MATTERS...............................................     135
EXPERTS.....................................................     135
OTHER MATTERS...............................................     135
WHERE YOU CAN FIND MORE INFORMATION.........................     136
WHAT INFORMATION YOU SHOULD RELY ON.........................     138
INDEX TO FINANCIAL STATEMENTS...............................     F-1

ANNEX A--Agreement and Plan of Merger.......................     A-1

ANNEX B--Voting Agreement with PlanetCAD Stockholders.......     B-1

ANNEX C--Voting Agreement with Avatech Stockholders.........     C-1

ANNEX D--Section 262 of the Delaware General Corporation
  Law.......................................................     D-1

ANNEX E--Fairness Opinion of Alliant Partners dated May 1,
  2002......................................................     E-1

ANNEX F--PlanetCAD 2002 Stock Option Plan...................     F-1

ANNEX G--Form of Certificate of Amendment...................     G-1

                      QUESTIONS & ANSWERS ABOUT THE MERGER

Q:  WHY ARE PLANETCAD AND AVATECH PROPOSING THE MERGER?

A: Both PlanetCAD and Avatech believe that the business potential for the combination of PlanetCAD and Avatech exceeds what they could accomplish by themselves as separate companies and that the combined company will be stronger than either company would be on a stand-alone basis. More specifically, we believe the merger provides the benefit of combining Avatech's nationwide distribution network with PlanetCAD's engineering and supply chain software products. In addition, Avatech stockholders will benefit by receiving the more readily-marketable PlanetCAD common stock.

Q:  HOW IS THIS TRANSACTION BEING STRUCTURED?

A: If all conditions to the merger are satisfied (or waived), Raven Acquisition Corporation, a wholly-owned subsidiary of PlanetCAD, will be merged into Avatech. As a result of the merger, Raven Acquisition Corporation will cease to exist and Avatech will continue as the surviving corporation. Following the merger, Avatech will become a subsidiary of PlanetCAD.

Q:  WHAT WILL I RECEIVE FOR MY SHARES OF AVATECH COMMON STOCK?

A: In the merger, your shares of Avatech common stock will be converted into the right to receive shares of PlanetCAD common stock. The number of shares of PlanetCAD common stock that you will receive for your shares of Avatech common stock will be determined by an exchange ratio. The exchange ratio will be determined by dividing three times the number of shares of PlanetCAD common stock outstanding prior to the merger by the number of shares of Avatech common stock outstanding prior to the merger. As a result, the stockholders of PlanetCAD will own 25% of the combined company and the stockholders of Avatech will own 75%. Based on current information and assumptions, the exchange ratio is expected to be approximately 7.44 to 1 before adjustments for the reverse stock split. Thus, if an Avatech stockholder owns 100 shares of Avatech common stock, he or she would receive 744 shares of PlanetCAD common stock. The actual exchange ratio will be adjusted if the reverse stock split is approved by the PlanetCAD stockholders. The companies do not expect that their respective outstanding shares of common stock will change significantly before closing. You can obtain updated information on the exchange ratio that will apply in the merger by calling (800) 524-4600.

Q:  WILL ANY FRACTIONAL SHARES OF PLANETCAD COMMON STOCK BE ISSUED IN THE
    MERGER?

A: No. Cash, based on the closing price per share of PlanetCAD common stock on the closing date of the merger, will be paid instead of fractional shares.

Q: WILL THE SHARES OF PLANETCAD COMMON STOCK ISSUED IN THE MERGER BE LISTED ON AN EXCHANGE?

A: Assuming the listing application is approved, the shares of PlanetCAD common stock issued in the merger will be listed on the American Stock Exchange. If the listing application is not approved for the American Stock Exchange, PlanetCAD will list its common stock on the OTC Bulletin Board or some other quotation medium.

Q:  DO I GET TO VOTE ON THE MERGER AGREEMENT?

A: If you held Avatech common stock at the close of business on September 16, 2002, the Avatech record date, you may vote on the approval of the merger agreement. Similarly, if you held PlanetCAD common stock at the close of business on September 16, 2002, the PlanetCAD record date, you may vote on the merger agreement and the other matters to be

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    considered at the PlanetCAD annual meeting.

Q:  WHAT AM I BEING ASKED TO VOTE UPON?

A: PlanetCAD and Avatech stockholders are both being asked to approve the merger agreement, which provides for the merger of a wholly-owned subsidiary of PlanetCAD with and into Avatech. Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of PlanetCAD common stock and two-thirds of the outstanding shares of Avatech common stock. Avatech stockholders are also being asked to vote upon an amendment to the Avatech certificate of incorporation to increase the number of authorized shares of Avatech capital stock and authorized preferred stock. PlanetCAD stockholders are also being asked to vote upon amendments to the PlanetCAD certificate of incorporation to effect a reverse stock split and change the name of PlanetCAD to Avatech Solutions, Inc., as well as for the election of directors, the adoption of a new PlanetCAD stock option plan and the ratification of PlanetCAD's issuance of 1,202,463 shares of Series B Convertible Preferred Stock.

    THE PLANETCAD AND AVATECH BOARDS OF DIRECTORS HAVE APPROVED AND ADOPTED THE MERGER AGREEMENT AND RECOMMEND THAT THEIR STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

Q:  WHY IS PLANETCAD REQUESTING APPROVAL OF A REVERSE STOCK SPLIT?

A: In order to satisfy one of the American Stock Exchange listing requirements, the PlanetCAD common stock must trade at a minimum price of $3.00 for the ten consecutive trading days prior to the date on which the listing application is considered for final approval.

Q.  HOW WILL THE PLANETCAD BOARD OF DIRECTORS DETERMINE THE ACTUAL SPLIT RATIO?

A: If the reverse stock split is approved by the PlanetCAD stockholders, then the board of directors will assess market conditions at the time of approval and implement, in its discretion, a reverse split of between one-for-two and one-for-20. To be in the best position to satisfy the market price listing requirement, it is anticipated that the board will select a ratio that would result in a trading price of between $3.50 and $4.50 immediately following the split.

Q:  DO STOCKHOLDERS HAVE DISSENTERS' RIGHTS?

A: Avatech stockholders will be entitled to appraisal rights in connection with the merger provided that they give written demand for appraisal and comply with all relevant provisions of Section 262 of the Delaware General Corporation Law explained beginning on page 52 and attached as Annex D to this proxy statement/prospectus.

    PlanetCAD stockholders do not have appraisal rights in connection with the merger.

Q:  HOW SOON WILL THE MERGER OCCUR?

A: If the merger agreement is approved at the PlanetCAD annual meeting and the Avatech special meeting, we anticipate that the merger will occur as soon as practicable after those meetings. Both PlanetCAD and Avatech hope to complete the merger in October 2002. Because the merger is subject to various conditions, however, we cannot predict the exact timing of the closing.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS OF AVATECH AND PLANETCAD?

A: For United States federal income tax purposes, Avatech stockholders will not recognize any gain or loss on the exchange of their shares of Avatech common stock for shares of PlanetCAD common stock, except with respect to the cash, if any, received instead of fractional shares of PlanetCAD common stock. However, different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you. The merger

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    will not have any tax consequences for PlanetCAD stockholders.

Q: WHAT WILL MY TAX BASIS BE IN THE PLANETCAD COMMON STOCK I RECEIVE IN THE MERGER?

A: Your tax basis in the total shares of PlanetCAD common stock you receive in the merger will equal your current tax basis in your total shares of Avatech common stock, reduced by the amount of basis allocable to fractional shares for which you receive cash.

    THE TAX CONSEQUENCES TO YOU WILL DEPEND ON YOUR PERSONAL SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Q:  WHEN WILL PLANETCAD'S NAME CHANGE TO AVATECH SOLUTIONS, INC. OCCUR?

A: We expect PlanetCAD's name will be changed to Avatech Solutions, Inc. shortly after completion of the merger.

Q:  WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign your proxy card. Then mail your completed, signed and dated proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the PlanetCAD annual meeting or the Avatech special meeting.

    If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve the merger agreement. If you do not sign and send in your proxy card, or if you abstain, it will have the effect of a vote against the merger.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: You may change your vote by sending a written notice stating that you would like to revoke your proxy or by completing and submitting a new, later-dated proxy card. You also may attend the PlanetCAD annual meeting or the Avatech special meeting and vote in person. Stockholders who are parties to voting agreements with PlanetCAD or Avatech, however, may not revoke the proxies they granted under those agreements.

Q: IF MY PLANETCAD SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares of PlanetCAD common stock only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the merger and against the proposed amendments to the PlanetCAD certificate of incorporation.

Q:  WHAT DOES IT MEAN TO HAVE SHARES "LOCKED-UP?"

A: It is anticipated that certain shareholders will be subject to arrangements that limit the number of shares that they can sell in the public market after the merger. These arrangements include an agreement that prohibits resale of 75% of the securities acquired in the merger for up to 180 days following the merger closing, subject to any waiver by PlanetCAD. Of the remaining 25% of stock immediately available for resale, officers, directors and other insiders are limited by the trading restrictions under Rules 144 and 145 of the Securities Act of 1933. It is anticipated that approximately 35,073,517 shares of the combined company (on a pre-split basis) will be "locked-up" under these various arrangements.

Q:  SHOULD I SEND IN MY AVATECH STOCK CERTIFICATES NOW?

A: No. You should not send in your Avatech stock certificates at this time. After the merger is completed, you will receive written instructions for exchanging your

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    Avatech stock certificates for PlanetCAD stock certificates.

Q:  WHO CAN ANSWER MY OTHER QUESTIONS?

A: PlanetCAD stockholders should contact Joy Godesiabois, PlanetCAD Inc., 2520 55th Street, Suite 200, Boulder, Colorado 80301, telephone: (303) 209-9242, e-mail: joy@PlanetCAD.com. Avatech stockholders should contact Gary Rever, Avatech Solutions, Inc., 11403 Cronhill Drive, Suite A, Owings Mills, Maryland 21117, telephone: (410) 902-6900, e-mail: grever@avat.com. Stockholders of both companies can also receive updated information on the exchange ratio that will apply in the merger by calling (800) 524-4600.

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                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY STATEMENT/PROSPECTUS. IT MAY NOT CONTAIN ALL OF THE DETAILED INFORMATION THAT MAY BE IMPORTANT TO YOU. TO UNDERSTAND THE MERGER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD READ CAREFULLY THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS TO WHICH WE REFER, INCLUDING THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A TO THIS PROXY STATEMENT/ PROSPECTUS. FOR MORE INFORMATION ABOUT PLANETCAD, SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 136. EACH ITEM IN THIS SUMMARY REFERS TO THE PAGES WHERE THAT SUBJECT IS DISCUSSED MORE FULLY.

    UNLESS OTHERWISE INDICATED, THE SHARE NUMBERS IN THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN ADJUSTED TO REFLECT THE PROPOSED REVERSE STOCK SPLIT OF PLANETCAD STOCK. IN ADDITION, UNLESS OTHERWISE NOTED, REFERENCES TO OUTSTANDING PLANETCAD COMMON STOCK ASSUME THE CONVERSION OF THE PLANETCAD SERIES B PREFERRED STOCK INTO COMMON STOCK ON THE BASIS OF TWO SHARES OF COMMON STOCK FOR EACH SHARE OF THE PREFERRED STOCK.

THE COMPANIES (SEE PAGE 90)

PLANETCAD INC.
2520 55th Street, Suite 200
Boulder, Colorado 80301
(303) 209-9100

    PlanetCAD develops, markets and supports cycle time reduction software solutions that integrate engineering processes and data for the manufacturing supply chain. PlanetCAD operates predominantly in the manufacturing industry with special focus on the computer-aided design (CAD), manufacturing (CAM) and engineering (CAE) markets, providing 24-hour technical and help desk support and resolving customer complaints.

AVATECH SOLUTIONS, INC.
11403 Cronhill Drive, Suite A
Owings Mills, Maryland 21117
(410) 902-6900

    Avatech distributes design automation software and provides training and comprehensive technical services to the mechanical design, architectural engineering, construction and geographic information systems industries. Headquartered in Owings Mills, Maryland, Avatech offers complete technology solutions to customers through its national network of 20 locations coast-to-coast, backed by a professional services group, training centers and a national support center. These technology solutions enable Avatech's customers to enhance productivity, profitability and competitive position. Avatech is the largest Autodesk software provider in the U.S.

THE PLANETCAD ANNUAL MEETING; VOTE REQUIRED (SEE PAGE 30)


    The annual meeting of PlanetCAD stockholders will be held on October 14, 2002 at 9:00 a.m., local time. At the annual meeting, PlanetCAD stockholders will be asked to vote to adopt and approve the merger agreement providing for the merger of a wholly-owned subsidiary of PlanetCAD into Avatech. The adoption and approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of PlanetCAD common stock entitled to vote at the PlanetCAD annual meeting, including shares of PlanetCAD common stock underlying PlanetCAD convertible preferred stock.


    PlanetCAD stockholders are also being asked to vote upon amendments to the PlanetCAD certificate of incorporation to effect a reverse stock split and change the name of PlanetCAD to Avatech Solutions, Inc., as well as for the election of directors, the adoption of a new PlanetCAD stock option plan and the ratification of PlanetCAD's issuance of 1,202,463 shares of Series B Convertible Preferred Stock.

    You can vote at the PlanetCAD annual meeting if you were a PlanetCAD stockholder at the close of business on September 16, 2002.

THE AVATECH SPECIAL MEETING; VOTE REQUIRED (SEE PAGE 51)


    The special meeting of Avatech stockholders will be held on October 14, 2002 at 9:00 a.m., local time. At the special meeting, holders of


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shares of Avatech common stock will be asked to vote to adopt and approve the merger agreement providing for the merger of a wholly-owned subsidiary of PlanetCAD into Avatech. The adoption and approval of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of Avatech common stock entitled to vote at the Avatech special meeting.

    Avatech stockholders are also being asked to vote upon amendments to the Avatech certificate of incorporation to increase the total number of authorized shares of Avatech and to provide for authorized shares of Avatech preferred stock.

    You can vote at the special meeting of Avatech stockholders if you owned shares of Avatech common stock at the close of business on September 16, 2002.

THE REVERSE STOCK SPLIT (SEE PAGE 42)

    PlanetCAD has applied to the American Stock Exchange to list on that exchange its shares of common stock after the merger, including the shares that will be issued in the merger. In order to satisfy one of the American Stock Exchange listing requirements, PlanetCAD's common stock must trade at a minimum price of $3.00 for the ten consecutive trading days prior to the date on which the listing application is considered for final approval. PlanetCAD has proposed that the stockholders approve a series of amendments to PlanetCAD's certificate of incorporation to effect a reverse stock split of between one-for-two and one-for-20. Under the proposal, PlanetCAD's board of directors would retain the discretion to implement one of the amendments or to implement none of them. To put PlanetCAD in the best position to satisfy the market price listing requirement, it is anticipated that the board will select a ratio that would result in a trading price of between $3.50 and $4.50 immediately following the reverse split. To determine the actual split, the board will consider the trading volume and price history prior to the split date so as to allow for possible price degradation following the reverse split and still maintain a minimum trading price of $3.00. There can be no assurances that the price will trade at a minimum of $3.00 for any period following the reverse split. The board of directors will not implement a reverse stock split if the merger is not approved by either of the PlanetCAD or Avatech stockholders.

    A reverse stock split, if implemented, would not change the number of authorized shares of common stock as designated by PlanetCAD's certificate of incorporation. Therefore, because the number of issued and outstanding shares of common stock would decrease, the number of shares remaining available for issuance under PlanetCAD's authorized pool of common stock would increase. Other than the issuance of PlanetCAD's common stock to any officers and directors of PlanetCAD and Avatech who exercise options, the intended issuance of PlanetCAD's common stock to holders of PlanetCAD's and Avatech's preferred stock upon conversion of those securities and the intended issuance of PlanetCAD's common stock in connection with potential mergers and acquisitions after the merger, PlanetCAD does not, as of the date of this proxy statement/ prospectus, have any plans, proposals or understandings to issue any portion of the additional shares of common stock that will be available if a reverse stock split is approved and implemented. The Avatech preferred stock is discussed in this summary on page 7 and more information on the reverse stock split can be found in the section of this proxy statement/ prospectus entitled "Approval of Reverse Stock Split" on page 42.


SECURITY OWNERSHIP OF PLANETCAD'S MANAGEMENT (SEE PAGE 90)


    As of the record date for the PlanetCAD annual meeting, the executive officers and directors of PlanetCAD and their affiliates beneficially owned 1,713,937 shares of PlanetCAD's common stock, representing 11.53% of the outstanding shares of PlanetCAD common stock entitled to vote at the PlanetCAD annual meeting.

                                       6
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SECURITY OWNERSHIP OF AVATECH'S MANAGEMENT (SEE PAGE 122)


    As of the record date for the Avatech special meeting, the executive officers and directors of Avatech and their affiliates beneficially owned 3,463,111 shares of Avatech common stock, representing approximately 57.8% of the outstanding shares of Avatech common stock entitled to vote at the Avatech special meeting.

PLANETCAD STOCKHOLDERS VOTING AGREEMENTS (SEE PAGE 83)

    Various stockholders of PlanetCAD have entered into a voting agreement with Avatech under which they have agreed to vote all of their shares of PlanetCAD stock in favor of adoption and approval of the merger agreement. As of September 12, 2002, the stockholders that are parties to the voting agreements beneficially owned a total of 7,583,088 shares of PlanetCAD common stock (assuming conversion of the PlanetCAD convertible preferred stock into common stock), representing approximately 51.0% of the outstanding shares of PlanetCAD common stock entitled to vote at the PlanetCAD annual meeting.

AVATECH STOCKHOLDERS VOTING AGREEMENT (SEE PAGE 83)

    Various stockholders of Avatech (including members of management) have entered into a voting agreement with PlanetCAD under which they have agreed to vote all of their shares of Avatech common stock in favor of adoption and approval of the merger agreement. As of July 31, 2002, the stockholders that are parties to the voting agreement beneficially owned a total of 4,114,204 shares of Avatech common stock, representing 68.62% of the outstanding shares of Avatech common stock entitled to vote at the Avatech special meeting.

    Because 68.62% of the outstanding shares of Avatech common stock are covered by the voting agreement and because the adoption and approval of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of Avatech common stock entitled to vote at the Avatech special meeting, the approval of the merger agreement by Avatech stockholders is assured.

DISSENTERS' RIGHTS (SEE PAGE 52)

    Avatech stockholders have appraisal rights under Delaware law in connection with the merger. Avatech stockholders who do not vote for the merger and who satisfy certain other conditions described beginning on page 53 and in Annex D to this proxy statement/prospectus are entitled to be paid the "fair value" of their shares of Avatech common stock, as determined by the Delaware Chancery Court, in lieu of the merger consideration. Since appraisal rights are available only to Avatech stockholders who satisfy certain conditions, Avatech stockholders should carefully review the section of this proxy statement/prospectus titled "The Avatech Special Meeting--Dissenters' Rights" beginning on page 52 and the copy of the Delaware appraisal rights statute attached as Annex D to this proxy statement/prospectus.

    PlanetCAD stockholders do not have appraisal rights in connection with the merger.

THE MERGER (SEE PAGE 58)

    In the merger, a wholly-owned subsidiary of PlanetCAD will merge with and into Avatech and that subsidiary will cease to exist. As a result of the merger, Avatech will become a subsidiary of PlanetCAD.

EFFECT OF AVATECH PREFERRED STOCK (SEE PAGE 78)

    In connection with the merger, Avatech has committed to issue preferred stock that is convertible into PlanetCAD common stock to certain persons who hold debt obligations issued by Avatech. The Avatech preferred stock would be issued by Avatech immediately after the completion of the merger in exchange for the cancellation of the debt obligations. The preferred stock would convert automatically into PlanetCAD common stock two years from the date it was issued, upon an earlier sale, merger or liquidation of Avatech or at any time that the preferred stock as a whole represents more than 18% of the outstanding value of Avatech. The number of shares of preferred stock to be issued will depend upon the closing price of

                                       7
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PlanetCAD common stock on the closing date of the merger, and the preferred stock will convert into PlanetCAD common stock on the basis of 1.1 shares of common stock for every one share of preferred stock. As of the date of this proxy statement/prospectus, Avatech has issued $1,675,000 of notes. Holders of $1,425,000 in notes have committed to exchange their notes for preferred stock. Avatech could issue up to an additional $925,000 in notes, for a total of $2,600,000 in principal amount of notes that could be exchanged for preferred stock. The minimum number of shares of PlanetCAD common stock that would be issued upon conversion of the Avatech preferred stock would be, on a post-split basis, 245,666 and the maximum would be 1,144,000, which would represent approximately 4.96% and 18.75%, respectively, of the expected outstanding shares of PlanetCAD common stock immediately after the merger assuming a reverse stock split of one-for-12.

RECOMMENDATION OF PLANETCAD AND AVATECH BOARDS OF DIRECTORS (SEE PAGES 60 AND
62)

    The PlanetCAD and Avatech boards of directors have approved and adopted the merger agreement and recommend that the PlanetCAD and Avatech stockholders vote FOR the adoption and approval of the merger agreement. Please see pages 60 through 61 for a description of the factors that the PlanetCAD board considered in determining whether to approve and adopt the merger agreement and pages 62 through 63 for the factors that the Avatech board considered.

FAIRNESS OPINION OF PLANETCAD'S FINANCIAL ADVISOR (SEE PAGE 64)

    In connection with the merger, Alliant Partners, PlanetCAD's financial advisor, delivered a written opinion to the PlanetCAD board of directors as to the fairness, from a financial point of view, to the PlanetCAD stockholders of the total consideration to be provided by PlanetCAD to the stockholders of Avatech pursuant to the merger agreement. The full text of Alliant Partners' written opinion, dated May 1, 2002, is attached to this proxy statement/prospectus as Annex E. You are encouraged to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Alliant Partners' opinion is addressed to the PlanetCAD board of directors and does not constitute a recommendation to any stockholder of either corporation as to any matters relating to the merger.

MANAGEMENT AFTER THE MERGER (SEE PAGE 78)

    Immediately following the merger, all directors and officers of PlanetCAD will resign from their positions, except for Messrs. Eugene J. Fischer and James A. Fanella who will remain as directors of the combined company. At the same time, Messrs. Hindman, Felton, Sasser and Walsh and one additional person who has not yet been selected will be elected as directors of the combined company. Avatech is currently interviewing candidates for the open board position. It is currently expected that the executive officers of Avatech will serve after the merger as the executive officers of the combined company.

THE MERGER AGREEMENT (SEE PAGE 80)

    The merger agreement is attached to this proxy statement/prospectus as Annex A. We urge you to carefully read the merger agreement in its entirety (including the amendments thereto) as it is the legal document that governs the merger.


CONVERSION OF AVATECH COMMON STOCK (SEE PAGE 73)


    In the merger, shares of Avatech common stock will be converted into the right to receive PlanetCAD common stock. The number of shares of PlanetCAD common stock that Avatech stockholders will receive for their shares of Avatech common stock will be determined by an exchange ratio. The exchange ratio will be determined by dividing three times the number of shares of PlanetCAD common stock outstanding prior to the Merger by the number of shares of Avatech common stock outstanding prior to the merger. As a result, PlanetCAD stockholders will own 25% of the outstanding PlanetCAD common stock following

                                       8
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the merger and Avatech stockholders will own 75%. Without adjusting for the reverse stock split, we estimate that the exchange ratio will be approximately
7.44 shares of PlanetCAD common stock for each share of Avatech common stock. The actual exchange ratio will be different from the one assumed here if the PlanetCAD stockholders approve and the PlanetCAD board of directors implements a reverse stock split. In addition, the exchange ratio will change if any of PlanetCAD's officers and directors exercise stock options. The number of options that will be exercisable by PlanetCAD's officers and directors is listed on page 71 of this proxy statement/prospectus. As of the date of this proxy statement/prospectus, neither PlanetCAD nor Avatech has any other plans to issue common stock before completion of the merger. Cash based on the closing price of PlanetCAD common stock on the date of the merger will be paid instead of fractional shares.

CONDITIONS TO THE MERGER (SEE PAGE 86)

    Before the merger can be completed, a number of conditions must be satisfied. These include:

    - approval of the merger agreement by the requisite vote of PlanetCAD and Avatech stockholders;

    - absence of legal impediments preventing the completion of the merger;

    - effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part;

    - other customary closing conditions.

    Where the law permits, Avatech or PlanetCAD could decide to complete the merger even though one or more conditions were not satisfied. By law, neither Avatech nor PlanetCAD can waive (a) the requirement that PlanetCAD and Avatech stockholders adopt and approve the merger agreement and the merger, or (b) any court order or law preventing completion of the merger. Whether any of the conditions would be waived would depend on the facts and circumstances as determined by the reasonable business judgment of the PlanetCAD or Avatech board of directors.
TERMINATION OF THE MERGER AGREEMENT; TERMINATION FEES (SEE PAGE 88)

    The merger agreement contains provisions addressing the circumstances under which Avatech or PlanetCAD may terminate the merger agreement. Generally, if either party terminates the agreement, it will be required to pay the expenses incurred by the other party in connection with the merger.

FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 74)

    PlanetCAD and Avatech intend for the merger to qualify as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended. If the merger qualifies as a tax-free reorganization, then the holders of Avatech common stock will not recognize a gain or loss for United States federal income tax purposes as a result of the merger, except to the extent of the cash received as part of the merger consideration in lieu of fractional shares. However, different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

ACCOUNTING TREATMENT (SEE PAGE 77)

    The merger will be treated as a purchase for financial accounting purposes, although Avatech's historical financial statements will be the financial statements of the post-merger combined company.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 69)

    When considering the recommendation of the PlanetCAD and Avatech boards of directors, you should be aware that some directors and officers of PlanetCAD and Avatech have the following interests in the merger that are different from, or in addition to, yours:

    - The combined company in the merger will maintain officers' and directors' liability insurance to cover liabilities of the former officers and directors of PlanetCAD for the next six years.

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    - It is anticipated that Eugene J. Fischer and James A. Fanella, currently on PlanetCAD's board of directors and Henry Felton, W. James Hindman and Donald Walsh currently on Avatech's board of directors, will be appointed to the board of directors of the combined company.

    - As of July 31, 2002, the executive officers and directors of Avatech and their affiliates owned 3,463,111 shares of Avatech common stock, held options to purchase 233,593 shares of Avatech common stock and held debt obligations in the principal amount of $625,000 that will be exchanged for shares of Avatech preferred stock after completion of the merger. The shares of Avatech common stock are being converted into PlanetCAD shares in the merger, PlanetCAD is assuming the options in the merger and the preferred stock would be convertible into PlanetCAD common stock after the merger. The assumed options will be subject to the same terms and conditions as before the merger, except that the options will be exercisable for PlanetCAD common stock and the number of shares purchasable and the exercise price will be adjusted by the exchange ratio. For more information about the effect of the merger on Avatech stock options, see the section of this proxy statement/prospectus titled "Treatment of Avatech Stock Options and Warrants" on page 74 and for more information on the Avatech preferred stock see "Effect of Avatech Preferred Stock on PlanetCAD Stockholders" on page 78.

    - We anticipate that the current executive officers of Avatech will become the executive officers of the combined company and that W. James Hindman will be appointed to serve as chairman of the board of directors of the combined company, upon completion of the merger.

    - Certain executive officers and directors of Avatech will receive additional options to purchase PlanetCAD common stock if the merger is completed. On a combined basis, Messrs. Felton, Nicholson, Rever, and Ms. Keith are expected to receive option grants to purchase a total of 1,374,550 shares of PlanetCAD common stock.

    - As a result of the merger, all of the outstanding stock options of PlanetCAD's officers and directors will become fully vested and exercisable for a period of 15 days prior to the completion of the merger. In addition, Mr. Hushbeck and Ms. Godesiabois are parties to change-in-control agreements with PlanetCAD that will entitle them to lump-sum severance payments and an extended period to exercise their stock options, among other benefits.

    As a result, these directors and officers may receive benefits from the merger different from the other stockholders.

GOVERNMENTAL APPROVALS AND REGULATORY REQUIREMENTS (SEE PAGE 77)

    Other than compliance with applicable federal and state securities laws pursuant to the issuance of PlanetCAD common stock in connection with the merger, and compliance with applicable provisions of the Delaware General Corporation Law, no federal or state regulatory requirements must be satisfied in connection with the merger.

RESTRICTIONS ON THE ABILITY TO SELL PLANETCAD STOCK (SEE PAGE 77)

    All shares of PlanetCAD common stock that Avatech stockholders receive in connection with the merger will be freely transferable, unless the holder is considered an "affiliate" of Avatech for purposes of the Securities Act of 1933 or the holder executes a lock-up letter. Shares of PlanetCAD common stock held by affiliates may be sold only pursuant to an effective registration statement or an exemption from registration under the Securities Act of 1933 and shares of PlanetCAD common stock subject to the lock-up letter may only be sold after the expiration of 180 days following the closing of the merger, subject to any waiver by PlanetCAD.

COMPARISON OF STOCKHOLDER RIGHTS (SEE PAGE 124)

    PlanetCAD and Avatech are both Delaware corporations. Currently, the rights of stockholders of Avatech are determined by reference to Delaware law and Avatech's certificate of incorporation and bylaws. At the effective time of the merger, stockholders of Avatech will become stockholders of PlanetCAD. As a result, their rights as stockholders will then be determined by reference to Delaware law and PlanetCAD's certificate of incorporation and bylaws. There are differences between the two corporations' certificates of incorporation and bylaws. Please see the discussion beginning on page 125 for a description of these differences.

WHERE YOU CAN FIND MORE INFORMATION (SEE PAGE 136)

    If you would like more information about PlanetCAD, you can find this information in documents filed by PlanetCAD with the SEC. Please see page 136 for instructions on how you can obtain copies of these documents.

                       SELECTED FINANCIAL AND OTHER DATA

SELECTED HISTORICAL FINANCIAL DATA OF PLANETCAD

    The following tables set forth selected financial data of PlanetCAD. The PlanetCAD selected financial data for the years ended December 31, 2001 and 2000 and as of December 31, 2001, have been derived from PlanetCAD's consolidated financial statements, which have been audited by KPMG LLP, its independent auditors, and should be read in conjunction with PlanetCAD's consolidated financial statements and related notes included in Item 7 of its Annual Report on Form 10-KSB/A incorporated by reference together with this proxy statement/prospectus. The PlanetCAD selected financial data for the three and six months ended June 30, 2002 and 2001 and as of June 30, 2002, are unaudited, but, in the opinion of management of PlanetCAD, reflect all adjustments (consisting only of normal, recurring adjustments) necessary for fair presentation of results for such periods. Results for the period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002 (in thousands except per share data).

                                                                                   THREE MONTHS           SIX MONTHS
                                                              YEAR ENDED               ENDED                 ENDED
                                                             DECEMBER 31,            JUNE 30,              JUNE 30,
                                                          -------------------   -------------------   -------------------
                                                            2001       2000       2002       2001       2002       2001
                                                          --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenue
  License fees..........................................  $    522   $  1,513   $    93    $    76    $   133    $   199
  Services..............................................     1,279        587       278        301        548        515
                                                          --------   --------   -------    -------    -------    -------
    Total revenue.......................................     1,801      2,100       371        377        681        714
                                                          --------   --------   -------    -------    -------    -------

Cost of revenue
  License fees..........................................       512        818        45        102         55        278
  Services..............................................       959        220       125        301        267        574
                                                          --------   --------   -------    -------    -------    -------
    Total cost of revenue...............................     1,471      1,038       170        403        322        852
                                                          --------   --------   -------    -------    -------    -------

Gross profit (loss).....................................       330      1,062       201        (26)       359       (138)
                                                          --------   --------   -------    -------    -------    -------

Operating expenses
  Sales and marketing...................................     3,121      3,102       293      1,197        621      1,742
  Research and development..............................     4,403      6,291       545      1,435      1,027      2,845
  General and administrative............................     4,226      2,697     1,023      1,141      1,846      2,269
  Restructuring costs...................................     1,023         --        --         --         --         --
  Acquired in-process research and development..........        --        332        --         --         --         --
                                                          --------   --------   -------    -------    -------    -------
    Total operating expenses............................    12,773     12,422     1,861      3,773      3,494      6,812
                                                          --------   --------   -------    -------    -------    -------

Interest income (expense), net..........................        72        (46)        5        125         28        366
                                                          --------   --------   -------    -------    -------    -------
    Net loss from continuing operations.................   (12,371)   (11,406)   (1,655)    (3,674)    (3,107)    (6,628)
                                                          --------   --------   -------    -------    -------    -------

Discontinued operations:
  Income (loss) from discontinued operations, net of
    income tax..........................................        --     (4,818)       --         --         --        447
  Gain on sale of discontinued operations, net of income
    tax expense.........................................     1,021     17,379        --         --         --         --
                                                          --------   --------   -------    -------    -------    -------
    Net earnings (loss).................................  $(11,350)  $  1,155   $(1,655)   $(3,674)   $(3,107)   $(6,181)
                                                          ========   ========   =======    =======    =======    =======
Deemed dividend related to beneficial conversion feature
  of preferred stock....................................        --         --       337         --        337         --
                                                          --------   --------   -------    -------    -------    -------
Net loss available to common stockholders...............        --         --   $(1,992)   $(3,674)   $(3,444)   $(6,181)
                                                          ========   ========   =======    =======    =======    =======

Earnings (loss) per common share, basic and diluted
  Continuing operations.................................  $  (0.99)  $  (1.00)  $ (0.16)   $ (0.30)   $ (0.28)   $ (0.54)
  Discontinued operations...............................      0.08       1.10   $    --    $    --    $    --    $  0.04
                                                          --------   --------   -------    -------    -------    -------
    Net earnings (loss) per share.......................  $  (0.91)  $   0.10   $ (0.16)   $ (0.30)   $ (0.28)   $ (0.50)
                                                          ========   ========   =======    =======    =======    =======

Basic and diluted weighted average number of common
  shares outstanding....................................    12,416     11,439    12,463     12,409     12,459     12,409
                                                          ========   ========   =======    =======    =======    =======

                                                              DECEMBER 31,    JUNE 30,
                                                                  2001          2002
                                                              -------------   ---------
BALANCE SHEET DATA
Cash and cash equivalents...................................     $5,411        $2,915
Working capital.............................................      4,354         2,122
Total assets................................................      7,932         4,575
Long-term debt and capital lease obligations................         --            --
Total stockholders' equity..................................      6,057         3,373

SELECTED CONSOLIDATED FINANCIAL DATA OF AVATECH

    The following summary of consolidated financial data is derived from Avatech's audited financial statements as of and for the five years ended June 30, 2002, 2001, 2000, 1999 and 1998. The following consolidated financial data should be read in conjunction with "Avatech--Management's Discussion and Analysis of Financial Condition and Results of Operations" and Avatech's consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

                                                                                     YEAR ENDED JUNE 30,
                                                             -------------------------------------------------------------------
                                                                2002          2001          2000          1999          1998
                                                             -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenue
  Product sales............................................  $18,486,676   $20,490,029   $22,436,739   $26,668,743   $23,968,375
  Service revenues.........................................    6,482,160     6,049,275     7,519,169     6,871,010     5,936,998
  Commission revenue.......................................    4,843,751     4,332,174     3,199,443     3,432,413     1,981,224
                                                             -----------   -----------   -----------   -----------   -----------

Total Revenue..............................................   29,812,587    30,871,478    33,155,351    36,972,166    31,886,597
                                                             -----------   -----------   -----------   -----------   -----------

Cost of revenue
  Cost of product sales....................................   12,464,965    14,249,470    16,228,849    19,664,861    17,426,413
  Cost of service revenues.................................    3,773,041     3,813,635     4,664,518     4,980,225     3,315,193
                                                             -----------   -----------   -----------   -----------   -----------

Total Cost of Revenue......................................   16,238,006    18,063,105    20,893,367    24,645,086    20,741,606
                                                             -----------   -----------   -----------   -----------   -----------

Gross Margin...............................................   13,574,581    12,808,373    12,261,984    12,327,080    11,144,991
                                                             -----------   -----------   -----------   -----------   -----------

Other Expenses
  Selling, general and administrative......................   12,806,324    11,519,199    12,919,902    12,940,965    10,688,583
  Depreciation and amortization............................      589,306       694,503       692,180       736,196       586,646
  Goodwill impairment......................................      285,374            --            --            --            --
                                                             -----------   -----------   -----------   -----------   -----------

Total Other Expenses.......................................   13,681,004    12,213,702    13,612,082    13,677,161    11,275,229
                                                             -----------   -----------   -----------   -----------   -----------

Income/(Loss) From Operations..............................     (106,423)      594,671    (1,350,098)   (1,350,081)     (130,238)
                                                             -----------   -----------   -----------   -----------   -----------

Other Income/(Expense)
  Interest and other income/(expense)......................       61,510        61,488       (61,819)      (18,703)       31,996
  Interest expense.........................................     (487,582)     (553,823)     (641,320)     (484,932)     (234,318)
                                                             -----------   -----------   -----------   -----------   -----------
                                                                (426,072)     (492,335)     (703,139)     (503,635)     (202,322)
                                                             -----------   -----------   -----------   -----------   -----------

Income (Loss) Before Income Taxes..........................     (532,495)      102,336    (2,053,237)   (1,853,716)     (332,560)
  Income Tax Expense (benefit).............................     (285,000)       13,000            --            --        22,049
                                                             -----------   -----------   -----------   -----------   -----------

Net Income (Loss)..........................................  $  (247,495)  $    89,336   $(2,053,237)  $(1,853,716)  $  (354,609)
                                                             ===========   ===========   ===========   ===========   ===========

Earnings (loss) per Common Share--Basic and Diluted........  $     (0.04)  $      0.01   $     (0.34)  $     (0.31)  $     (0.06)
                                                             ===========   ===========   ===========   ===========   ===========

Weighted average number of common shares outstanding--Basic
  and Diluted..............................................    6,007,074     5,995,904     6,078,374     6,038,710     5,477,878
                                                             ===========   ===========   ===========   ===========   ===========

                                                                               AS OF JUNE 30,
                                                     ------------------------------------------------------------------
                                                        2002          2001          2000          1999          1998
                                                     -----------   -----------   -----------   -----------   ----------
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $   222,562   $   309,621   $   423,307   $ 1,198,675   $  900,461
Working capital....................................   (1,615,747)   (3,927,450)   (1,257,780)      157,394     (959,977)
Total assets.......................................    7,108,413     8,377,015     7,920,247     9,827,994    8,648,728
Total debt.........................................    5,980,013     6,480,880     5,750,883     6,492,239    3,205,274
Total stockholders' deficiency.....................   (3,737,862)   (3,424,838)   (3,427,041)   (1,609,640)    (132,431)

SUMMARY PRO FORMA COMBINED CONDENSED FINANCIAL DATA

    The following unaudited summary pro forma combined financial data have been prepared to give effect to the proposed purchase business combination between Avatech and PlanetCAD. The unaudited summary pro forma combined statement of operations data gives effect to the proposed purchase business combination as if it had occurred on July 1, 2001. The unaudited summary pro forma combined balance sheet data gives effect to the proposed combination as if it had occurred on June 30, 2002.

    The following summary unaudited pro forma combined financial data has been derived from, and should be read together with, the unaudited pro forma combined financial statements and related notes included elsewhere herein as "Unaudited Pro Forma Combined Condensed Financial Information." This information is based on the historical consolidated balance sheets and related historical consolidated statements of operations of Avatech and PlanetCAD, giving effect to the merger using the purchase method of accounting for business combinations. The companies may have performed differently had they always been combined. You should not rely on the summary unaudited pro forma combined financial data as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger. This information is for illustrative purposes only.

                                                               YEAR ENDED
                                                              JUNE 30, 2002
                                                              -------------
Operating revenues..........................................   $31,580,291
Operating loss..............................................    (8,103,310)
Net loss....................................................    (8,552,628)
Basic and diluted net loss per common share.................   $     (0.14)

                                                              AT JUNE 30, 2002
                                                              ----------------
Total assets................................................     $10,936,913
Senior debt.................................................     $ 1,422,901
Subordinated debt...........................................     $   246,466
Stockholders' equity........................................     $ 3,472,784

COMPARATIVE PER SHARE DATA

    The following table compares historical and pro forma earnings (loss) per share and book value per share information for PlanetCAD and Avatech. You should read the table together with the financial information for PlanetCAD and Avatech included or incorporated by reference in this proxy statement/prospectus. You should not rely on the pro forma financial information as an indication of the results that PlanetCAD would have achieved if the merger had taken place earlier or of the results that PlanetCAD will achieve after the merger.

                                                              YEAR ENDED
                                                               JUNE 30,
                                                                 2002
                                                              ----------
AVATECH HISTORICAL DATA, PER COMMON SHARE:
Income (loss) per common share..............................  $    (0.10)
Income (loss) per common share--assuming dilution...........       (0.10)
Book value per common share at end of period................       (0.69)
Book value per common share--assuming dilution..............       (0.69)

PRO FORMA COMBINED DATA, PER AVATECH-EQUIVALENT COMMON
  SHARE:
Loss per common share.......................................       (0.14)
Loss per common share--assuming dilution....................       (0.14)
Book value per common share at end of period................        0.06
Book value per common share--assuming dilution..............        0.06

  Shares....................................................  59,471,136
  Fully diluted Shares......................................  59,471,136

MARKET PRICE AND DIVIDEND INFORMATION

    PLANETCAD MARKET PRICE DATA

    PlanetCAD common stock is listed on the American Stock Exchange under the symbol "PCD". The following table indicates the high and low sales prices per share, rounded to the nearest whole cent, reported by the American Stock Exchange, for the periods indicated.


PERIOD                                                          HIGH       LOW
------                                                        --------   --------
  2000

First Quarter...............................................   $12.00     $3.88
Second Quarter..............................................     8.00      3.13
Third Quarter...............................................     4.44      1.75
Fourth Quarter..............................................     3.25      0.50

  2001

First Quarter...............................................   $ 1.38     $0.30
Second Quarter..............................................     0.75      0.40
Third Quarter...............................................     0.55      0.15
Fourth Quarter..............................................     0.24      0.10

  2002

First Quarter...............................................   $ 0.22     $0.17
Second Quarter..............................................   $ 0.43     $0.17
Period commencing on July 1, 2002 and ending on
  September 25, 2002........................................   $ 0.43     $0.24


    Avatech stockholders are urged to obtain current quotations for the market prices of PlanetCAD common stock. No assurance can be given as to the market price of PlanetCAD common stock at the effective time of the merger. The merger is not contingent on the price of PlanetCAD's common stock.

    AVATECH MARKET PRICE DATA


    The Avatech common stock is not publicly traded and, therefore, no reliable quotations exist for Avatech common stock. Based upon the closing price of PlanetCAD common stock on September 25, 2002, and the assumed exchange ratio of 7.44, each share of Avatech common stock would have an implied value of $2.08.


RECENT CLOSING PRICES


    On May 1, 2002, the last trading day before the public announcement of the merger agreement, the closing price for PlanetCAD common stock as reported on the American Stock Exchange was $0.17. On September 25, 2002, the closing price of PlanetCAD common stock as reported on the American Stock Exchange was $0.28.


DIVIDEND INFORMATION

    Neither PlanetCAD nor Avatech has ever paid any cash dividends on its stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the expansion and operation of their respective businesses. If the merger is completed, the combined company intends to retain its earnings, if any, for the foreseeable future and, therefore, does not anticipate declaring dividends.

NUMBER OF STOCKHOLDERS

    As of July 31, 2002, there were 113 holders of record of PlanetCAD common stock and 106 holders of record of Avatech common stock.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, BEFORE DETERMINING WHETHER OR NOT TO VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, PLANETCAD'S BUSINESS AND FINANCIAL CONDITION AND ITS RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED. IF THAT HAPPENS, THE VALUE OF PLANETCAD'S COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO THE MERGER

IF THE MERGER DOES NOT OCCUR, THE MARKET PRICE OF PLANETCAD COMMON STOCK MAY DECLINE.

    The closing of the merger is contingent upon various conditions being satisfied or waived. If all the conditions are not satisfied or waived, the merger will not occur and PlanetCAD may be subject to material risks, including the risk of a decline in the market price of PlanetCAD common stock to the extent current market prices reflect a market assumption that the merger will be completed. Conditions to the merger agreement that may not be satisfied include that the stockholders of both PlanetCAD and Avatech approve the merger and that the holders of no more than 50,000 shares of Avatech common stock exercise their dissenters' rights.

FAILURE TO QUALIFY FOR LISTING ON THE AMERICAN STOCK EXCHANGE COULD SEVERELY AND ADVERSELY AFFECT THE STOCKHOLDERS' ABILITY TO TRADE PLANETCAD'S COMMON STOCK AND PLANETCAD'S ABILITY TO RAISE ANY NECESSARY CAPITAL.

    On behalf of the combined companies, Avatech applied to have listed on the American Stock Exchange PlanetCAD's common stock following the merger. The companies plan to close the merger whether or not the listing application is approved. PlanetCAD expects that the American Stock Exchange will deny the listing application because PlanetCAD's stock trading price did not exceed $3.00 and its market capitalization did not exceed $15,000,000 for a reasonable period of time before the application was filed. Therefore, Avatech will need to request and participate in an appeal hearing, in order to argue why the combined company's common stock should be accepted for listing. In addition, the exchange has indicated that PlanetCAD's stock must trade at a price of at least $3.00 for the 10 consecutive days before the date of the appeal hearing. Although Avatech believes it will be successful in obtaining approval of the listing application, there is a possibility Avatech will not prevail in the appeal hearing and the listing application will be denied. If the listing application for the American Stock Exchange were not approved, PlanetCAD would be forced to list its common stock on the OTC Bulletin Board or some other quotation medium, such as "pink sheets," depending on its ability to meet the specific listing requirements of such quotation systems. As a result, you would find it more difficult to dispose of, or to obtain accurate quotations for the price of, PlanetCAD's common stock. Such other listing may adversely affect PlanetCAD's ability to raise any necessary capital and reduce the visibility, liquidity and price of the common stock.

IF PLANETCAD'S COMMON STOCK IS NOT LISTED ON THE AMERICAN STOCK EXCHANGE OR ANOTHER NATIONAL SECURITIES EXCHANGE, IT MAY BECOME SUBJECT TO PENNY STOCK REGULATIONS THAT MAY ADVERSELY AFFECT THE MARKETABILITY OF PLANETCAD COMMON STOCK.

    If PlanetCAD's common stock is not listed on the American Stock Exchange and does not trade on another national securities exchange, it may become subject to "penny stock" regulations that impose additional sales practice disclosure and market making requirements on broker-dealers who sell or make a market in PlanetCAD's common stock. These rules require brokers who sell securities subject to such rules to persons other than established customers and "institutional accredited investors" to complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning the risks of trading in the security. In such instance, the rules of the SEC would generally define "penny stock" to be common stock that has a market price of less than $5.00 per share. Currently, PlanetCAD's common stock is trading at less than $5.00 per share and may continue to so trade after the reverse stock split. If PlanetCAD's common stock becomes subject to penny stock regulations, it would adversely affect the ability and willingness of broker-dealers who sell or make a market in PlanetCAD's common stock and of you to sell PlanetCAD's common stock in the secondary market.

BECAUSE AVATECH STOCKHOLDERS WILL RECEIVE A FIXED NUMBER OF SHARES OF PLANETCAD COMMON STOCK, THE VALUE THEY RECEIVE MAY DECLINE PRIOR TO THE MERGER.

    In the merger, shares of common stock held by Avatech stockholders will be converted into the right to receive a fixed number of shares of PlanetCAD common stock based on an exchange ratio. The exchange ratio will be determined by dividing three times the number of shares of PlanetCAD common stock outstanding prior to the merger by the number of shares of Avatech common stock outstanding prior to the merger. The exchange ratio is unrelated to the market value of PlanetCAD common stock. As a result, the value of the shares of PlanetCAD common stock to be received for each share of Avatech common stock will fluctuate and may decline prior to the merger.

    We cannot predict the market prices for the PlanetCAD common stock and we encourage you to obtain current market quotations of the PlanetCAD common stock, which is listed on the American Stock Exchange under the symbol "PCD."

DEPARTURE OF KEY PERSONNEL OR THE FAILURE TO ATTRACT QUALIFIED EMPLOYEES MAY NEGATIVELY IMPACT THE BUSINESS OF THE COMBINED COMPANY.

    The ability of the combined company to maintain its competitive position will depend, in large part, on its ability to attract and retain highly qualified development, sales, professional services and managerial personnel. Competition for these persons is intense. While the merger will increase the combined company's human resources in this area, there is always a risk of departure of key employees due to the combination process. The announcement of the proposed merger may impede the combined company's ability to attract and retain personnel before and after the transaction. The loss of a significant group of key personnel would adversely affect the combined company's ability to successfully pursue its business plans and possibly its profitability.

LACK OF A PUBLIC MARKET FOR AVATECH COMMON STOCK MAKES IT DIFFICULT TO EVALUATE THE FAIRNESS OF THE EXCHANGE RATIO OR THE FUTURE MARKET PRICE OF THE COMMON STOCK OF THE COMBINED COMPANY.

    There is currently no public market for Avatech common stock, and as a result, the exchange ratio was primarily determined based on negotiations between the parties. Accordingly, it is difficult to predict how the stock of the combined company will trade following the merger or whether an active trading market will develop for the stock. Moreover, there can be no assurance that the stock of the combined company will continue to trade on the American Stock Exchange. Even if an active trading market does develop for the common stock of the combined company, there can be no assurance that the market will be sustained or that the market price initially established for the shares of common stock of the combined company will approximate the market value of the equivalent number of shares of PlanetCAD common stock prior to the merger, or that the market price of the common stock of the combined company will not decline in value.

PLANETCAD'S AND AVATECH'S OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

    The officers and directors of both PlanetCAD and Avatech have interests in the merger that are different from, or in addition to, yours, including the following:

    - The merger agreement provides that the combined company in the merger will maintain officers' and directors' liability insurance to cover liabilities of the former officers and directors of PlanetCAD for the next six years.

    - It is anticipated that Eugene J. Fischer and James A. Fanella, currently on PlanetCAD's board of directors, Henry Felton, W. James Hindman and Donald Walsh, currently on Avatech's board of directors, will be appointed to the board of directors of the combined company.

    - As of July 31, 2002, the executive officers and directors of Avatech and their affiliates owned 3,463,111 shares of Avatech common stock and held options to purchase 233,593 shares of Avatech common stock. The shares of Avatech common stock will be converted into PlanetCAD shares in the merger, and the options will be assumed by PlanetCAD in the merger.

    - If the merger is completed, certain executive officers and directors of Avatech will receive, on a combined basis, additional PlanetCAD stock options to purchase a total of 1,374,550 shares of PlanetCAD common stock.

    - The current executive officers of Avatech will become the executive officers of the combined company and W. James Hindman, currently a member of Avatech's board of directors, will be appointed to serve as chairman of the board of directors of the combined company, upon completion of the merger.

IF THE MERGER FAILS TO QUALIFY AS A TAX-FREE REORGANIZATION, YOU WILL RECOGNIZE GAIN OR LOSS ON YOUR AVATECH SHARES.

    Avatech and PlanetCAD have structured the merger to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Although the Internal Revenue Service has not provided a ruling on the merger, Avatech and PlanetCAD each intend to obtain a legal opinion that the merger qualifies as a tax-free reorganization. These opinions neither bind the IRS nor prevent the IRS from adopting a contrary position. If the merger fails to qualify as a tax-free reorganization, you would generally recognize gain or loss on each share of Avatech common stock exchanged in the merger in the amount of the difference between your basis in such share and the fair market value of the PlanetCAD common stock and cash you receive in exchange for such share of Avatech common stock at the time of the merger.

SALES OF SUBSTANTIAL AMOUNTS OF PLANETCAD'S COMMON STOCK IN THE OPEN MARKET COULD DEPRESS PLANETCAD'S STOCK PRICE.


    Sales of a large number of shares of PlanetCAD common stock in the public market following the completion of the merger, or even the belief that such sales could occur, could cause a drop in the market price of PlanetCAD common stock and could impair PlanetCAD's ability to raise equity capital. Based on current assumptions, we estimate that, immediately after the merger, there will be approximately 59.4 million shares of PlanetCAD common stock outstanding. All of the shares issued to Avatech stockholders will be freely tradable without restrictions or further registration under the Securities Act of 1933, unless such shares are held by any person who was an "affiliate" of Avatech prior to the merger, as that term is defined in Rule 144 under the Securities Act of 1933. The term "affiliate" would include directors and some officers and principal stockholders of Avatech. See "The Merger--Additional Restrictions on Sales of PlanetCAD Shares by Affiliates of Avatech" on page 78. Certain stockholders of Avatech and PlanetCAD have agreed to hold most of their shares for 180 days after the merger. The aggregate number of shares subject to this "lock-up" agreement is approximately

35,073,517, which is approximately 59% of the total number of shares of common stock to be outstanding after the merger. See "The Merger--Restrictions on Sales by Significant Stockholders" on page 77.


PLANETCAD AND AVATECH MAY ENCOUNTER DIFFICULTIES IN THE INTEGRATION AND DEVELOPMENT OF THEIR BUSINESSES THAT COULD DISRUPT THE BUSINESS OF THE COMBINED COMPANY AND ADVERSELY AFFECT THE STOCKHOLDERS' RETURN ON INVESTMENT.

    Following the merger, the combined company's business, operations and management will consist substantially of the business, operations and management of Avatech as existing prior to the merger. Although PlanetCAD and Avatech believe that the combined company will be able to realize value from PlanetCAD's tangible and intangible assets after the merger, there can be no assurance that the combined company will be able to do so.

    PlanetCAD and Avatech will face technical, operational and strategic challenges that may prevent them from successfully integrating their businesses. The merger involves risks related to the integration and management of acquired technology, operations and personnel. PlanetCAD's integration with Avatech may disrupt PlanetCAD's and Avatech's businesses if not completed in a timely and efficient manner. Following the merger, PlanetCAD and Avatech must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls and human resources practices. The combined company may encounter substantial difficulties, costs and delays involved in integrating the operations of PlanetCAD and Avatech, including:

    - potential incompatibility of business cultures;

    - potential difficulties in coordinating geographically separated organizations, with Avatech's operations located in 20 geographically dispersed offices plus a headquarters in Owings Mills, Maryland, and PlanetCAD's operations in Boulder, Colorado;

    - potential adverse changes in business focus, whether perceived or actual;

    - potential conflicts in third-party relationships; and

    - the loss of key employees and diversion of the attention of management from other ongoing business concerns.

ANY REDUCTION IN CUSTOMER ORDERS OR THE INABILITY TO ATTRACT AND RETAIN EMPLOYEES DUE TO UNCERTAINTY RELATED TO THE MERGER COULD RESULT IN LOWER QUARTERLY AND ANNUAL OPERATING RESULTS.

    PlanetCAD's or Avatech's customers may, in response to the announcement of the proposed merger, delay or defer purchasing decisions. If PlanetCAD's or Avatech's customers delay or defer purchasing decisions, the combined company's revenues could materially decline. Similarly, PlanetCAD's and Avatech's employees may experience uncertainty about their future role with the combined company. This may harm the combined company's ability to attract and retain key management, sales, marketing and technical personnel. Also, speculation regarding the likelihood of the completion of the merger could increase the volatility of PlanetCAD's stock price. The disruption of the businesses of PlanetCAD and Avatech caused by these issues could cause quarterly and annual operating results to be lower than expected.

THE COSTS OF THE MERGER AND OF INTEGRATING PLANETCAD'S AND AVATECH'S OPERATIONS ARE SUBSTANTIAL AND WILL MAKE IT MORE DIFFICULT FOR THE COMBINED COMPANY TO ACHIEVE PROFITABILITY.

    PlanetCAD and Avatech will incur substantial costs in connection with the merger that may make it more difficult to achieve profitability in the future. PlanetCAD and Avatech expect that they will incur costs associated with the merger, consisting of transaction fees for investment bankers, attorneys, accountants and other related costs and additional nonrecurring restructuring charges, in an amount currently estimated to be approximately $1,300,000. PlanetCAD and Avatech may, however, incur merger related costs in excess of these amounts.

THE ISSUANCE OF AVATECH PREFERRED STOCK WILL DILUTE THE PLANETCAD STOCKHOLDERS.

    Immediately after the merger closing, shares of Avatech preferred stock will be issued to certain Avatech noteholders who elected to exchange their subordinated notes for shares of Avatech preferred stock. The preferred stock issued to these noteholders will eventually convert into PlanetCAD common stock and existing PlanetCAD stockholders will be diluted. The preferred stock will convert into PlanetCAD common stock on the basis of 1.1 shares of common stock for every one share of preferred stock. See "Effect of Avatech Preferred Stock on PlanetCAD Stockholders" on page 78.

RISKS RELATED TO PLANETCAD'S BUSINESS

PLANETCAD HAS A HISTORY OF LOSSES AND EXPECTS LOSSES TO CONTINUE FOR THE FORESEEABLE FUTURE.

    As of June 30, 2002, PlanetCAD had an accumulated deficit of $33.2 million. PlanetCAD has experienced operating losses in each quarterly period since its inception. PlanetCAD expects to continue to incur net losses for the foreseeable future because its expected operating and marketing expenses will increase as it attempts to grow its business. With increased expenses, PlanetCAD will need to generate significant additional revenue to achieve profitability. As a result, PlanetCAD may never become profitable. Even if PlanetCAD does achieve profitability in any period, it may not be able to sustain or increase profitability on a quarterly or an annual basis.

PLANETCAD IS IMPLEMENTING A NEW AND UNPROVEN BUSINESS MODEL THAT MAY NEVER BE SUCCESSFUL.

    PlanetCAD's business model of providing products and services to reduce cycle time for supply chain manufacturers is new and unproven and may never be successful. The success of the business plan depends on a number of factors. These factors include:

    - competition from other supply chain management software developers;

    - size of information technology budgets for the purchase of PlanetCAD enterprise software solutions and services;

    - confidence in PlanetCAD's long-term strength as a service provider;

    - PlanetCAD's ability to introduce and sell its products, specifically SCS--Envoy, to supply chain manufacturers of its existing customers;

    - PlanetCAD's ability to differentiate its product offerings, specifically SCS--Envoy, from those of its competitors; and

    - PlanetCAD's ability to continue to differentiate and support its PrescientQA-TM- line of products.

PLANETCAD'S FAILURE TO DEVELOP NEW PRODUCTS AND ENHANCE EXISTING PRODUCTS MAY REDUCE REVENUE AND ENDANGER PLANETCAD'S VIABILITY.

    PlanetCAD will need to develop new products and enhance existing products, services and software that stimulate and satisfy customer demand. If PlanetCAD fails to achieve these objectives, any decline in sales of existing products, services and software will reduce revenue and may eventually jeopardize PlanetCAD's viability.

PLANETCAD'S INABILITY TO RAISE ADDITIONAL CAPITAL ON FAVORABLE TERMS OR AT ALL MAY LIMIT ITS ABILITY TO DEVELOP ITS BUSINESS, WHICH COULD RESULT IN DECLINING REVENUES AND STOCK PRICE.

    PlanetCAD may need to raise additional capital to fund operating losses, develop and enhance its services and products, fund expansion, respond to competitive pressures or acquire complementary

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products, businesses or technologies. PlanetCAD may not be able to raise additional financing on favorable terms, if at all. If PlanetCAD raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of PlanetCAD stockholders will be reduced and the securities issued may have rights, preferences or privileges senior to those of PlanetCAD common stock. If PlanetCAD cannot raise adequate funds on acceptable terms, its ability to fund growth, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures will be significantly limited. In that event, its business could be harmed by declining sales and revenue, its operating results and financial condition would be adversely affected and the market price for PlanetCAD common stock could decline.

IF PLANETCAD'S SUPPLY CHAIN MANAGEMENT SOFTWARE IS NOT WIDELY ACCEPTED BY THE MARKETPLACE, PLANETCAD'S REVENUE AND STOCK MAY DECLINE.

    The market for SCS--Envoy, PlanetCAD's supply chain management software, and its related services is at an early stage of development. PlanetCAD's success depends on a significant number of buying organizations and marketplaces implementing its products and services. The implementation of PlanetCAD's products by these organizations is often perceived as complex, time consuming and expensive. In many cases, these organizations must change established business practices and conduct business in new ways. PlanetCAD's ability to attract additional customers for its products and services will depend in large part on its ability to use its existing customers as reference accounts. Unless a critical mass of buying organizations, their suppliers and marketplaces adopt PlanetCAD's supply chain management solutions, its products and services may not achieve widespread market acceptance and its business could be materially adversely affected by declining or no revenues and declining stock price. PlanetCAD began marketing SCS--Envoy in late January 2002 and, as of July 31, 2002, has not made any sales.

PLANETCAD'S LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO ASCERTAIN PLANETCAD'S FUTURE PROSPECTS FOR REVENUE GROWTH AND PROFITABILITY.

    Although PlanetCAD has existed since July 1986, the PlanetCAD division was not introduced until June 1999 and its first PlanetCAD application service was not launched until November 1999. In November of the following year, PlanetCAD sold its component software division, the division around which it was founded, to a wholly-owned subsidiary of Dassault Systemes Corp. Since that time, with the acquisition in June 2001 of PlanetCAD's supply chain management application services capabilities, PlanetCAD has changed the focus of its operations from providing Web-based applications services to providing cycle time reduction services and solutions for the manufacturing supply chain. The limited history and continuing evolution of the PlanetCAD operations makes it difficult to evaluate PlanetCAD's business and prospects. PlanetCAD's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies with limited resources attempting to use technology to change long-established businesses and consumer behavior. These risks and uncertainties are discussed throughout this section.

    If PlanetCAD fails to address these risks and uncertainties, it may be unable to grow its business, increase its revenue or become profitable.

PLANETCAD'S INABILITY TO COMPETE WITH COMPETITORS WITH SUPERIOR RESOURCES MAY CAUSE ITS REVENUES AND STOCK PRICE TO DECLINE SIGNIFICANTLY.

    The markets for PlanetCAD's products and services are highly competitive, rapidly changing and subject to constant technological innovation. Participants in these markets face constant pressure to accelerate the release of new products, enhance existing products, introduce new product features and reduce prices. Most of PlanetCAD's competitors or potential competitors have significantly greater financial, managerial, technical and marketing resources than PlanetCAD does. Accordingly,

PlanetCAD may be unable to compete effectively in its markets and as a result, PlanetCAD's revenues and stock price may decline significantly.

PLANETCAD'S REVENUE MAY FLUCTUATE AND DECLINE BECAUSE OF THE EFFECT OF CHANGING ECONOMIC CONDITIONS ON ITS CUSTOMERS.

    PlanetCAD's operating results can vary significantly based upon the impact of changes in economic conditions on its customers. More specifically, the macro-economic environment of 2001 proved more uncertain than in recent prior periods. The revenue growth and profitability of PlanetCAD's business depends on the overall demand for supply chain management software and services, particularly in the markets in which it competes. Because PlanetCAD's sales are primarily to corporate customers whose businesses fluctuate with general economic and business conditions, a softening of demand for computer software caused by a weakening economy may result in decreased revenue and lower growth rates. Customers may defer or reconsider purchasing PlanetCAD's products if they experience a downturn in their business or if there is a downturn in the general economy.

PLANETCAD'S PRODUCTS MAY CONTAIN UNDETECTED ERRORS THAT COULD HARM ITS SALES AND REVENUE AND RESULT IN INCREASED OPERATING EXPENSES AND LIABILITIES.

    PlanetCAD's business depends on complex computer software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. Although PlanetCAD conducts extensive testing, it may not discover software defects that affect its new or current products and services or enhancements until after they are deployed. If PlanetCAD markets products and services that contain errors or that do not function properly, it may experience negative publicity, loss of or delay in market acceptance, or claims against it by customers, any of which could harm its current and future sales, or result in expenses and liabilities that could reduce its operating results and adversely affect its financial condition and market for its common stock. In the past, PlanetCAD has discovered software errors in some new products and enhancements after their introduction. PlanetCAD may find errors in current or future new products or releases after commencement of commercial use.

IF PLANETCAD IS UNABLE TO DEVELOP AND INTRODUCE NEW AND SUCCESSFUL PRODUCTS IN A TIMELY MANNER IT WILL NOT BE ABLE TO EFFECTIVELY COMPETE IN THE MARKETPLACE AND WILL SUFFER A DECLINE IN REVENUE.

    PlanetCAD competes in an industry continuously faced with evolving standards and rapid technological developments. New products are introduced frequently and customer requirements change with technology developments. Delays in product development may adversely affect PlanetCAD's ability to compete with other providers. Negative reviews of new products or product versions could also materially adversely affect market acceptance. PlanetCAD has experienced delays in the development of certain new products and product versions. Additionally, PlanetCAD uses third party development partners to facilitate the development of product enhancements and extensions, which could result in delays in product development.

PLANETCAD'S INABILITY TO EFFICIENTLY COMPLETE OR INTEGRATE RECENT ACQUISITIONS OR FUTURE STRATEGIC ACQUISITIONS, INCLUDING THE MERGER, MAY DIVERT MANAGEMENT RESOURCES AWAY FROM BUSINESS OPERATIONS AND CAUSE GREATER EXPENSES AND DECREASED REVENUES AND SALES.

    In June 2001, PlanetCAD completed the acquisition of its supply chain management software solutions. In the future, PlanetCAD may find it necessary or desirable to acquire additional complementary businesses, products or technologies. Integrating PlanetCAD's recent product acquisition and completing any future acquisition could cause significant diversions of management time and resources. Managing acquired businesses entails numerous operational and financial risks. These risks include difficulty in assimilating acquired operations, diversion of management's attention and the potential loss of key employees or customers of acquired operations. PlanetCAD may not be

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able to effectively integrate any such acquisitions, and its failure to do so could result in significant expenses and lost revenue.

IF PLANETCAD IS UNABLE TO PROTECT ITS PROPRIETARY RIGHTS, ITS ABILITY TO COMPETE WILL SUFFER.

    PlanetCAD's proprietary technologies are critical to its success and ability to compete. PlanetCAD relies on trade secret and copyright laws to protect its proprietary technologies, but its efforts may be inadequate to protect these proprietary rights. Further, effective trade secret and copyright protection may not be available in all foreign countries. The unauthorized misappropriation of PlanetCAD's technology could have a material adverse effect on its ability to compete. In addition, if PlanetCAD resorts to legal proceedings to enforce its proprietary rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

PLANETCAD MAY INADVERTENTLY INFRINGE ON THIRD PARTY PROPRIETARY RIGHTS, WHICH COULD RESULT IN COSTLY LITIGATION, REDUCED SALES AND REVENUE AND A DECLINE IN THE PRICE OF ITS STOCK.

    PlanetCAD also may be subject to claims alleging that it has infringed third party proprietary rights. Litigating such claims, whether meritorious or not, is costly. The expenditure of such costs, and the accompanying diversion of management time to such litigation, may cause a decrease in attention to sales and product development and a corresponding decrease in revenue. These claims might require PlanetCAD to enter into royalty or license agreements with terms unfavorable to it. If PlanetCAD were found to have infringed upon the proprietary rights of third parties, it could be required to pay damages, cease sales of the infringing products or redesign or discontinue such products, any of which could materially reduce its sales and revenue and cause a decline in the market price for PlanetCAD common stock.

PLANETCAD'S CERTIFICATE OF INCORPORATION, BYLAWS AND ANTI-TAKEOVER PROTECTIONS COULD DELAY OR PREVENT AN ACQUISITION OR SALE OF PLANETCAD AND THUS, PREVENT THE STOCKHOLDERS FROM RECEIVING ANY POTENTIAL BENEFIT FROM AN OFFER TO ACQUIRE PLANETCAD.

    PlanetCAD's charter and bylaws, as well as the General Corporation Law of the State of Delaware, may deter, discourage or make more difficult a change in control, even if such a change in control would benefit PlanetCAD stockholders. As a result, stockholders may be unable to receive any economic or other benefit contained in any proposal. In particular, the PlanetCAD board of directors may issue preferred stock having such designations, rights and preferences as they determine; only stockholders owning not less than two-thirds of the outstanding shares may call special meetings of stockholders; advance notice is required for presentation of new business and nominations of directors at meetings of stockholders; and its bylaws may be amended only by the board of directors or by the holders of two-thirds of the outstanding PlanetCAD voting stock.

    In addition, under PlanetCAD's stockholder rights plan, in general, if a person or group acquires more than 15% of the outstanding shares of PlanetCAD common stock, all of its other stockholders would have the right to purchase securities from it at a discount to such securities' fair market value, thus causing substantial dilution to the holdings of that acquiring person or group. The proposed merger with Avatech will not cause the distribution or triggering of these rights. Finally, under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction.

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THE HIGH VOLATILITY OF PLANETCAD'S STOCK PRICE COULD MATERIALLY AND ADVERSELY
AFFECT THE PRICE OF ITS STOCK.

    The market price of PlanetCAD common stock has been highly volatile and is likely to continue to be volatile. Factors affecting its stock price may include:

    - fluctuations in its sales or operating results;

    - announcements of technological innovations or new software standards by it or its competitors;

    - published reports of securities analysts;

    - developments in patent or other proprietary rights;

    - changes in its relationships with development partners; and

    - general market conditions, especially regarding the general performance of comparable technology stocks.

    Many of these factors are beyond PlanetCAD's control. These factors may materially adversely affect the market price of PlanetCAD common stock, regardless of its operating performance.

BARRIERS TO DOING BUSINESS IN INTERNATIONAL MARKETS MAY ADVERSELY AFFECT PLANETCAD'S ABILITY TO COMPETE ABROAD AND MAY ACCORDINGLY ADVERSELY AFFECT PROFITABILITY.

    PlanetCAD's ability to sell its products and services in international markets will depend in part on risks inherent in doing business on an international level. Factors that may affect its international expansion efforts include: uncertainties concerning territorial rights to software; non-uniform copyright laws; export restrictions; longer payment cycles; ability to attract, maintain and effectively manage its non-U.S. reselling partners; collection problems; political and economic instability; and potentially adverse tax consequences. PlanetCAD's inability to compete effectively and be successful in international markets may negatively impact its revenues and its profitability.

PLANETCAD'S DEPENDENCE UPON A SMALL NUMBER OF CUSTOMERS MEANS THAT THE LOSS OF ONE OR MORE OF PLANETCAD'S SIGNIFICANT CUSTOMERS COULD CAUSE PLANETCAD'S REVENUES TO DECLINE MATERIALLY.

    PlanetCAD strategically focuses its marketing efforts on developing long-term relationships with large and multinational companies in targeted industries. As a result, PlanetCAD derives approximately 40 percent of its revenues from 10 customers. The loss of one or more of PlanetCAD's significant customers could cause PlanetCAD's revenues to decline materially. PlanetCAD cannot assure you that it will not become more dependent on a few significant customers, that it will be able to retain any of its largest customers, that the volumes or profit margins of its most significant programs will not be reduced, or that it would be able to replace such customers or programs with customers or programs that generate a comparable amount of profits.

RISKS RELATED TO AVATECH'S BUSINESS

AVATECH HAS A HISTORY OF SIGNIFICANT LOSSES, EXPECTS TO INCUR ADDITIONAL LOSSES AND MAY NEVER ACHIEVE PROFITABILITY.

    In five fiscal years of operation, Avatech has reported a net profit only in the fiscal year ending June 30, 2001. Avatech expects to incur net losses for the foreseeable future because its expected operating and marketing expenses will increase as it attempts to grow its business. With increased expenses, Avatech will need to generate significant additional revenue to achieve profitability. As a result, Avatech may never become profitable. Even if Avatech does achieve profitability in any period, it may not be able to sustain or increase profitability on a quarterly or an annual basis.

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AVATECH MAY NOT HAVE SUFFICIENT CASH TO FUND ON-GOING OPERATIONS IF IT IS
REQUIRED TO REPAY A CERTAIN FINANCING ARRANGEMENT BEFORE ITS MATURITY DATE.

    Avatech may not have sufficient cash to fund on-going operations. Avatech's revolving line of credit expires in October 2003, but is payable within 60 days of demand by the lender. Because of the demand provisions of this financing arrangement, and uncertainties surrounding Avatech's ability to obtain the needed cash if the loan were required to be repaid in the near term, Avatech may not have sufficient cash to fund its on-going operations.

AVATECH HAS A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO EVALUATE ITS BUSINESS AND PROSPECTS.

    Avatech began operations in 1997, with the association of four founding companies. Since that time, Avatech has acquired seven additional companies, all of which haven been operating together for less than four years. Management has been working to successfully integrate these businesses and their disparate operations, employees and managements. These activities may adversely impact Avatech's business, financial condition and results of operations and may also delay the integration of companies to be acquired in the future. The limited history and continuing evolution of Avatech's operations makes it difficult to evaluate Avatech's business and prospects. Avatech's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. If Avatech fails to address these risks and uncertainties, it may be unable to grow its business, increase its revenue or become profitable.

GENERAL ECONOMIC CONDITIONS MAY REDUCE AVATECH'S NET REVENUES AND HARM ITS BUSINESS.

    As Avatech's business has grown, it has become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. Because of the recent slowdown in the U.S. economy, many customers are delaying or reducing technology purchases. The impact of this slowdown on Avatech is difficult to predict, but it may result in reductions in sales of its services, longer sales cycles, slower adoption of new technologies, and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of Avatech's customers who could, in turn, delay paying their obligations to Avatech, which would increase Avatech's credit risk exposure. Any of these events would likely harm Avatech's business, results of operations and financial condition.

AVATECH'S OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER MAKING ITS FUTURE REVENUES AND OPERATING RESULTS DIFFICULT TO PREDICT.

    Avatech's quarterly operating results have fluctuated in the past and are likely to do so in the future. Some of the factors that could cause Avatech's operating results to fluctuate include, among other things, the timing of the introduction of new products or delays in product releases by its major software vendors such as Autodesk, changes in marketing or operating expenses, changes in a major software vendor's pricing or product mix, changes in compensation practices, the timing of large solution sales or implementation, and general economic conditions. Additionally, Avatech's operating expenses are based in part on its expectations for future revenues and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on Avatech's profitability.

IF AVATECH IS UNABLE TO RAISE ADDITIONAL CAPITAL ON FAVORABLE TERMS ITS ABILITY TO FUND GROWTH AND OTHERWISE OPERATE ITS BUSINESS WILL BE SIGNIFICANTLY LIMITED.

    Avatech may need to raise additional capital to fund operating losses, develop and enhance its services and products, fund expansion, respond to competitive pressures or acquire complementary businesses or technologies. Avatech may not be able to raise additional financing on favorable terms, if at all. If Avatech raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Avatech stockholders will be reduced and the securities issued may have rights, preferences or privileges senior to those of Avatech common stock. If Avatech cannot raise adequate funds on acceptable terms, its ability to fund growth, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures will be significantly limited. Insufficient funds may require Avatech to scale-back or eliminate some or all of its plans for growth.

COMPETITION IN THE DESIGN SOFTWARE MARKET MAY REDUCE AVATECH'S NET REVENUES AND PROFITS.

    The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding capacity at progressively lower prices contributes to the ease of competitive market entry. The design software market in particular is fairly mature and characterized by vigorous competition in each of the vertical markets in which Avatech competes, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies. In addition, some of Avatech's competitors have greater financial, technical, sales and marketing and other resources. Furthermore, the availability of third-party application software is a competitive factor within the computer aided design market. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced net revenues and profit margins and loss of market share, any of which would likely harm Avatech's business.

AVATECH'S RELIANCE ON THE SALE OF A SINGLE SOFTWARE VENDORS' PRODUCTS COULD DECREASE ITS REVENUES AND ITS PROFITABILITY.

    Avatech derives over 90% of its net revenues from sales and integration of Autodesk products and upgrades to those products. As such, if the sales of Autodesk products and upgrades decrease, Avatech's revenues will decrease, which will adversely affect Avatech's profitability.

IF AVATECH'S RELATIONSHIP WITH AUTODESK IS NOT RENEWED EACH YEAR, AVATECH'S REVENUES WOULD SIGNIFICANTLY DECREASE AND SUCH DECREASE MAY ULTIMATELY JEOPARDIZE AVATECH'S VIABILITY.

    Avatech's continued growth and future success are largely dependent upon maintaining its relationship with Autodesk. While Avatech's current relationship with Autodesk is amicable, there can be no assurance that this relationship will continue. Under the terms of the Autodesk Channel Partner Agreement, this relationship must be renewed each year. Since over 90% of Avatech's revenues are attributable to the resale of Autodesk products, Autodesk's failure to renew its relationship with Autodesk would significantly decrease Avatech's sales, revenues and overall financial condition, which could ultimately jeopardize Avatech's viability.

ANY ACQUISITION AVATECH MAKES COULD DISRUPT ITS BUSINESS AND HARM ITS FINANCIAL CONDITION AND OPERATIONS.

    In an effort to effectively compete in the design automation solutions market where increasing competition and industry consolidation prevail, Avatech may acquire complementary businesses in the future. In the event of any future acquisitions, Avatech could:

    - issue additional stock that would dilute its current shareholders' percentage ownership;

    - incur debt and assume liabilities;

    - incur amortization expenses related to goodwill and other intangible assets; or

    - incur large and immediate write-offs.

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AVATECH MAY NOT BE ABLE TO SUCCESSFULLY EXPAND THROUGH STRATEGIC ACQUISITIONS,
WHICH COULD DECREASE ITS PROFITABILITY.

    A key element of Avatech's strategy is to pursue strategic acquisitions that either expand or complement its business, in order to increase revenues. Avatech may not be able to identify additional attractive acquisition candidates on terms favorable to Avatech or in a timely manner. Avatech may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to Avatech, if at all. Moreover, Avatech may not be able to successfully integrate any acquired businesses into its business or to operate any acquired businesses profitably. Each of these factors may contribute to Avatech's inability to successfully expand through strategic acquisition, which could ultimately result in increased costs without a corresponding increase in revenues, which would result in decreased profitability.

AVATECH'S FUTURE SUCCESS DEPENDS UPON ITS ABILITY TO HIRE KEY PERSONNEL.

    Avatech's operations are dependent upon the efforts of its senior management and highly skilled employees. Avatech will likely also be dependent on the senior management of companies that may be acquired in the future. The loss of key employees or the inability to recruit new employees would negatively impact Avatech's business. In addition, Avatech may experience increased compensation costs to attract and retain skilled personnel.

IF AVATECH IS NOT ABLE TO ADEQUATELY PROTECT ITS PROPRIETARY RIGHTS FROM THIRD-PARTY CHALLENGES, ITS RESULTS OF OPERATIONS COULD BE HARMED.

    Avatech relies on a combination of copyright, trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights, but Avatech's efforts may be inadequate to protect these proprietary rights. Avatech does not own any patents with respect to the technology it develops or uses. Furthermore, Avatech's means of protecting its proprietary rights may not be adequate, and its competitors may independently develop similar technology. The unauthorized misappropriation of Avatech's technology could have a material adverse effect on its business, financial condition and results of operations. If Avatech resorts to legal proceedings to enforce its proprietary rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

AVATECH COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS WHICH COULD SERIOUSLY REDUCE ITS PROFITS.

    Avatech may be subject to claims alleging that it has infringed a third-party's intellectual property rights. Litigating such claims, whether with merit or not, is costly and could materially adversely affect Avatech's results of operations. These claims might require us to enter into royalty or license agreements with terms that are unfavorable to us. If Avatech were found to have infringed upon the proprietary rights of third-parties, it could be required to pay damages, redesign or discontinue use of such infringing products or services, any of which could materially reduce its sales and results of operations.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

    PlanetCAD has made forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) in this document and in documents that are incorporated by reference in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of PlanetCAD. Also, statements including words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions are forward-looking statements. Stockholders should note that many factors, some of which are discussed elsewhere in this document and in the documents incorporated by reference in this document, could affect the future financial results of PlanetCAD and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements in this proxy statement/ prospectus include, among others, the factors set forth under the caption "Risk Factors," general economic, business and market conditions, changes in laws and increased competitive pressure in the customer management and product support industry.

                          THE PLANETCAD ANNUAL MEETING

DATE, TIME AND PLACE OF THE ANNUAL MEETING


    The annual meeting of the PlanetCAD stockholders is scheduled to be held on October 14, 2002, at 9:00 a.m. local time, at 2520 55th Street, Suite 200, Boulder, Colorado, 80301.


MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

    The purpose of the PlanetCAD annual meeting is:

        1. To ratify PlanetCAD's issuance of 1,202,463 shares of Series B Convertible Preferred Stock. Shares of Series B Convertible Preferred Stock are not entitled to vote and will not be counted on this proposal.

        2. To consider and vote upon a proposal to adopt the agreement and plan of merger dated as of May 1, 2002, as amended, by and among PlanetCAD Inc., Raven Acquisition Corporation, a wholly-owned subsidiary of PlanetCAD, and Avatech Solutions, Inc.

        3. To approve amendments to PlanetCAD's certificate of incorporation to effect a reverse stock split of PlanetCAD's common stock by a ratio of between one-for-two and one-for-20 (such ratios to consist only of whole numbers). The PlanetCAD board of directors would retain the discretion to implement one of the proposed splits, or to elect not to implement any of them.

        4. To approve an amendment to PlanetCAD's certificate of incorporation to change the name of PlanetCAD to Avatech Solutions, Inc.

        5. To elect to the PlanetCAD board of directors five (5) directors to hold office until the next annual meeting of stockholders or until their respective successors have been elected and qualified.

        6.  To approve the PlanetCAD 2002 Stock Option Plan.

        7. To transact such other business as may properly come before the PlanetCAD annual meeting or any adjournments or postponements thereof.

STOCK ENTITLED TO VOTE

    The board of directors of PlanetCAD has fixed the close of business on September 16, 2002, as the record date for the determination of the stockholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement of the annual meeting. A complete list of stockholders entitled to vote at the annual meeting will be open to examination by the stockholders, during regular business hours, for a period of ten days prior to the annual meeting at PlanetCAD's principal executive offices at 2520 55th Street, Suite 200, Boulder, Colorado 80301. As of the record date, 12,462,858 shares of PlanetCAD common stock and 1,202,463 shares of Series B Convertible Preferred Stock were outstanding.

QUORUM

    The presence of a majority of PlanetCAD common stock entitled to vote (including shares of PlanetCAD common stock underlying PlanetCAD convertible preferred stock), present in person or represented by proxy, is necessary to constitute a quorum. PlanetCAD will count shares of PlanetCAD common stock present at the meeting that abstain from voting or that are the subject of broker non-votes as present for purposes of determining a quorum. A broker non-vote occurs when a nominee holding PlanetCAD common stock for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

VOTING RIGHTS; VOTE REQUIRED FOR APPROVAL

    Each PlanetCAD stockholder on the record date is entitled to one vote for each share of PlanetCAD common stock and two votes for each share of PlanetCAD convertible preferred stock with regard to each matter that may properly come before the PlanetCAD annual meeting, except that the holders of the PlanetCAD convertible preferred stock will not be entitled to vote on the proposal to ratify the issuance of that stock. The affirmative vote of the holders of a majority of the outstanding shares of PlanetCAD common stock (including shares of PlanetCAD common stock underlying PlanetCAD convertible preferred stock) is required to adopt the merger agreement and approve the amendments to the PlanetCAD certificate of incorporation, including the amendment to effect the reverse stock split. The affirmative vote of the holders of a plurality of the shares of PlanetCAD common stock (including shares of PlanetCAD common stock underlying PlanetCAD convertible preferred stock) present in person or represented by proxy at the annual meeting is required for the election of directors. The affirmative vote of the holders of a majority of the shares of PlanetCAD common stock (including, except with respect to the ratification of the Series B Convertible Preferred Stock, shares of PlanetCAD common stock underlying PlanetCAD convertible preferred stock) present in person or represented by proxy at the annual meeting is required to approve the PlanetCAD 2002 Stock Option Plan, ratify PlanetCAD's issuance of 1,202,463 shares of Series B Convertible Preferred Stock and to take action on any other matter that is properly brought before the annual meeting.

ABSTENTIONS, FAILURES TO VOTE AND BROKER NON-VOTES

    Because the affirmative vote of a majority of the outstanding shares of PlanetCAD common stock (including shares of PlanetCAD common stock underlying PlanetCAD convertible preferred stock) is required for adoption of the merger agreement and approval of the amendments to the PlanetCAD certificate of incorporation and the affirmative vote of a majority of the shares of PlanetCAD common stock present in person or represented by proxy at the annual meeting is required to approve the PlanetCAD 2002 Stock Option Plan and ratify PlanetCAD's issuance of the Series B Preferred Stock, a proxy marked "ABSTAIN" with respect to the adoption of the merger agreement and approval of the amendments to the PlanetCAD certificate of incorporation and approval of the PlanetCAD 2002 Stock Option Plan and ratification of PlanetCAD's issuance of 1,202,463 shares of Series B Preferred Stock will have the effect of a vote "AGAINST" the adoption or approval of the applicable proposal. The failure of a PlanetCAD stockholder to return a proxy or vote in person at the PlanetCAD annual meeting or by other permitted means will have the effect of a vote "AGAINST" the adoption of the merger agreement and approval of the amendments to the PlanetCAD certificate of incorporation, but will have no effect on the vote to approve the PlanetCAD 2002 Stock Option Plan and ratify PlanetCAD's issuance of 1,202,463 shares of Series B Preferred Stock. Brokers who hold shares in street name for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. Brokers are precluded from exercising their voting discretion with respect to proposals for non-routine matters such as the adoption of the merger agreement, approval of the amendments to the PlanetCAD certificate of incorporation, PlanetCAD 2002 Stock Option Plan and ratification of PlanetCAD's issuance of 1,202,463 shares of Series B Preferred Stock. Thus, absent specific instructions from the beneficial owner of PlanetCAD common stock, brokers are not permitted to vote these shares with respect to the adoption of the merger agreement and approval of the amendments to the PlanetCAD certificate of incorporation, PlanetCAD 2002 Stock Option Plan and ratification of PlanetCAD's issuance of 1,202,463 shares of Series B Preferred Stock. Since the affirmative vote described above is required for adoption of the merger agreement and approval of the amendments to the PlanetCAD certificate of incorporation, a broker non-vote will have the effect of a vote "AGAINST" adoption or approval of these proposals. A broker non-vote with respect to the PlanetCAD 2002 Stock Option Plan and ratification of PlanetCAD's issuance of 1,202,463 shares of Series B Preferred Stock, however, will have no effect on the outcome of the vote.

    THE PLANETCAD BOARD OF DIRECTORS URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

VOTING BY PROXY; REVOCATION OF PROXY

    You may vote shares either in person or by duly authorized proxy. You may use the proxy accompanying this proxy statement/prospectus if you are unable to attend the PlanetCAD annual meeting in person or if you wish to have your shares voted by proxy even if you do attend the PlanetCAD annual meeting. You may revoke any proxy given by you in response to this solicitation at any time before the proxy is voted at the PlanetCAD annual meeting by delivering to PlanetCAD a written notice of revocation, by delivering to PlanetCAD a subsequently dated, properly executed proxy or appointing a proxy as of a later date, or by attending the PlanetCAD annual meeting and electing to vote in person. Your attendance at the PlanetCAD annual meeting, by itself, will not constitute a revocation of a proxy. You should address any written notices of proxy revocation to: PlanetCAD Inc., 2520 55th Street, Suite 200, Boulder, Colorado 80301, Attention: Secretary.

    All shares represented by the effective proxies on the accompanying PlanetCAD proxy card received by PlanetCAD at or before the PlanetCAD annual meeting, and not revoked before they are exercised, will be voted at the PlanetCAD annual meeting in accordance with their terms. If no instructions are given, signed PlanetCAD proxies will be voted "FOR" the adoption of the merger agreement and all other matters listed on the proxy card and at the discretion of the proxy holders on any other matters that properly come before the PlanetCAD annual meeting. The PlanetCAD board of directors is not aware of any other matters to be presented at the PlanetCAD annual meeting other than matters incidental to the conduct of the PlanetCAD annual meeting.

VOTING AGREEMENTS


    Various stockholders of PlanetCAD, who collectively hold 51.0% of the outstanding shares of PlanetCAD common stock as of September 12, 2002 (assuming conversion of the PlanetCAD convertible stock), have entered into agreements with Avatech in which they have agreed to vote their shares "FOR" adoption of the merger agreement. See "The Merger Agreement--The Voting Agreements" on page 83 for more information about these agreements.


SOLICITATION OF PROXIES

    PlanetCAD will bear the entire cost of the solicitation of proxies for the PlanetCAD annual meeting. However, expenses of printing and mailing this proxy statement/prospectus will be divided equally between PlanetCAD and Avatech. In addition to the solicitation of proxies by mail, officers, directors, employees and agents of PlanetCAD may solicit proxies by correspondence, telephone, e-mail, facsimile or other electronic means, or in person, but without extra compensation. PlanetCAD will request banks, brokers and other record holders to send proxies and proxy materials to the beneficial owners of PlanetCAD common stock and secure their voting instructions and will reimburse their reasonable charges and expenses incurred in forwarding the proxies and proxy materials. Further solicitation of proxies may be made by telephone, e-mail or in person with some PlanetCAD stockholders following the original solicitation. All further solicitation will be made by officers and other employees of PlanetCAD who will not be additionally compensated for their activities.

NO DISSENTERS' RIGHTS

    PlanetCAD is incorporated under Delaware law. Under the Delaware General Corporation Law, PlanetCAD stockholders do not have any right to a court determination, in a proceeding known as an appraisal, of the fair value of their shares in connection with the proposed merger with Avatech.

ELECTION OF DIRECTORS

    In accordance with PlanetCAD's bylaws, the board of directors of PlanetCAD has established by resolution that seven directors comprise PlanetCAD's board of directors. Notwithstanding the resolution, the board of directors has nominated only five persons to serve as directors and only five directors are to be elected at the annual meeting. Each director elected will serve on our board for a one-year term expiring on the date of our annual meeting of stockholders to be held in 2003, although if the merger with Avatech is completed, only
Messrs. Fischer and Fanella will remain on the PlanetCAD board following the merger. For more information, see "The Merger--Management After the Merger" on page 78. If the merger is not completed, PlanetCAD may conduct a search to fill the two director vacancies that were created by director resignations during 2001 and 2002. Shares of PlanetCAD voting stock cannot be voted for a greater number of persons than the number of nominees named in this proxy statement/prospectus. Each of the nominees is an incumbent director and has consented to be named herein and to serve on the board if elected. If any of the director nominees set forth in this proxy statement/prospectus should be unavailable for election at the time of the meeting, which is not anticipated, the proxies will be voted for such other person as may be recommended by the PlanetCAD board of directors in place of each such nominee. A plurality of the votes of the common shares present in person or represented by proxy at the PlanetCAD annual meeting and entitled to vote is required for election of the PlanetCAD directors. Cumulative voting is not permitted in the election of directors. Consequently, PlanetCAD stockholders are entitled to one vote for each share of PlanetCAD common stock held in their name for as many persons as there are directors to be elected, and for whose election they have the right to vote.

YOUR BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE FIVE NOMINEES FOR DIRECTOR.

NOMINEES FOR ELECTION AS PLANETCAD DIRECTORS

    Set forth below is information as of July 31, 2002, with respect to each nominee for director. For additional information concerning each of the nominees, see "PlanetCAD Executive Compensation" and "Security Ownership of Certain Beneficial Owners, Directors and Management" beginning on pages 35 and 90, respectively, of this proxy statement/prospectus.

NAME                            AGE                    POSITION HELD WITH PLANETCAD
----                          --------   --------------------------------------------------------
David W. Hushbeck...........     45      President, Chief Executive Officer and Director

Eugene J. Fischer(1)........     56      Chairman of the Board of Directors

Philip E. Barak(1)(2).......     50      Director

James A. Fanella............     44      Director

H. Robert Gill(1)(2)........     65      Director

------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

    There are no family relationships among any of the directors or executive officers of PlanetCAD.

    DAVID W. HUSHBECK has served as PlanetCAD's President and Chief Executive Officer since January 2002 and as a director since February 2002. From May 2001 until December 2001, Mr. Hushbeck served as Vice President and General Manager of PlanetCAD's supply chain solutions business unit. From June 2000 to April 2001, Mr. Hushbeck served as Chief Operating Officer of Castalink.com, a supply chain solution software provider originally responsible for creating the technology that PlanetCAD acquired in June 2001. Before joining Castalink, Mr. Hushbeck served in various positions at Hewlett Packard over a period of 11 years, including as Worldwide Supply Chain Manager for Hewlett Packard's Imaging and Printing Systems unit. Mr. Hushbeck holds a B.S. in Industrial Engineering from California State Polytechnic University.

    EUGENE J. FISCHER has served as a director since March 2000. Mr. Fischer co-founded Capstone Management LLC, a venture capital firm, in July 1996, and is an executive officer in Capstone's affiliated entities. His investment experience includes Internet, software, health care service and other technology-enabled service companies. Mr. Fischer began his venture capital career in October 1983 with Technology Funding and opened Pathfinder Ventures Inc.'s West Coast office in 1988. Prior to 1983 he was the head of Bank of America's Sunnyvale Corporate Banking Group, managing a $250 million loan portfolio with clients ranging from venture-backed start-ups to Apple Computer, as well as several venture capital funds. Mr. Fischer holds a B.S. from the University of Minnesota and an M.S. from the University of California, Davis.

    PHILIP E. BARAK has served as a director since October 1994. Mr. Barak joined Nazem & Company in July 1983 as Chief Financial Officer. Mr. Barak has served as a director of various public and privately held companies. Mr. Barak holds a B.S. in Accounting from Rider University and is a Certified Public Accountant.

    JAMES A. FANELLA has served as a director since October 2001. Mr. Fanella is currently Senior Vice President, Enterprise Solutions at Yahoo!, a position he has held since August 2001. From September 2000 until July 2001, Mr. Fanella served as a group president and general manager of global services at CommerceOne. From November 1999 until September 2000, he served as a group president at AppNet, Inc., which was acquired by CommerceOne. From 1994 until October 1999, Mr. Fanella was a managing principal at the Unisys Corporation.

    H. ROBERT GILL has served as a director since December 1996. Mr. Gill is currently serving a second term as President of the Topaz Group, a provider of board consulting services, a position he has held since August 2001. Between May 1997 and July 2001, Mr. Gill was President, Chairman of the board of directors and Chief Executive Officer of MobileForce Technologies, Inc., a company that provides systems for managing vehicle fleets. Between April 1996 and May 1997, Mr. Gill served as President of the Topaz Group. Before joining the Topaz Group, Mr. Gill served as Senior Vice President and President, Enhanced Products Group of Frontier Corporation following its merger with ALC Communications Corporation in December 1995. From January 1989 until December 1995, Mr. Gill served as President and Chief Executive Officer of ConferTech International. Mr. Gill is currently a director of QualMark Corporation (Nasdaq SmallCap: QMRK) and Universal Access Global Holdings, Inc. (Nasdaq: UAXS). Mr. Gill holds a B.E.E. from Indiana Institute of Technology, an M.S.E.E. from Purdue University and an M.B.A. from Pepperdine University.

    The executive officers of PlanetCAD are as follows:

NAME                            AGE                    POSITION HELD WITH PLANETCAD
----                          --------   --------------------------------------------------------
David W. Hushbeck(1)........     45      President and Chief Executive Officer

Joy M. Godesiabois..........     46      Chief Financial Officer, Vice President and Secretary

------------------------

(1) The biography of Mr. Hushbeck is set forth above under "--Nominees for Election as PlanetCAD Directors" beginning on page 33.

    JOY M. GODESIABOIS has served as PlanetCAD's Chief Financial Officer, Vice President and Secretary since May 2001. From November 1999 to April 2001,
Ms. Godesiabois served as Chief Financial Officer of Vroom Technologies, Inc., a Denver, Colorado-based provider of sales and marketing effectiveness solutions for the telecommunications industry. In May 2001, subsequent to Ms. Godesiabois' departure, Vroom Technologies filed a petition for Chapter 11 bankruptcy in the United States Bankruptcy Court for the District of Colorado (In re: Vroom Technologies, Inc. Case No. 01-16685 ABC Chapter 7). From September 1997 to July 1999, Ms. Godesiabois served as Chief Financial Officer of Rodeer Systems, Inc., a provider of outsourced medical transcription services to hospitals and other healthcare providers. From March 1990 to August 1997, Ms. Godesiabois served in various financial related positions with Intergraph Corporation, a worldwide provider of technical solutions, systems integration, and services to various industries. Ms. Godesiabois holds a B.S. in Business Administration from Colorado State University and a Masters in Business Administration from Southern Methodist University.

PLANETCAD EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The following table sets forth, for the fiscal years indicated, certain compensation awarded or paid to, or earned by, the person who served as PlanetCAD's Chief Executive Officer during the fiscal year 2001, PlanetCAD's only other executive officer as of December 31, 2001, and one former executive officer who would have been disclosed had he been an executive officer at the end of the fiscal year 2001.

                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                              --------------
                                                                                  AWARDS
                                                                              --------------
                                                   ANNUAL COMPENSATION(1)       SECURITIES
                                                  -------------------------     UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION              YEAR     SALARY ($)      BONUS ($)   OPTIONS (#)(2)   COMPENSATION ($)
---------------------------            --------   ----------      ---------   --------------   ----------------
Jim Bracking(3) .....................    2001      $225,000        $   476             --          $    300(10)
  President, Chief Executive Officer     2000         9,375(4)          --        400,000                --
  and Secretary                          1999            --             --             --                --

Joy M. Godesiabois(5) ...............    2001       103,077(6)          --        125,000                --
  Chief Financial Officer, Vice          2000            --             --             --                --
  President and Secretary                1999            --             --             --                --

Richard M. Sowar(7) .................    2001       192,226(8)          --         50,000           200,600(9)
  Vice President, Engineering and        2000       178,187         62,500             --               535(10)
  Chief Technology Officer               1999       150,000         13,125             --               240(10)

------------------------

 (1) Columns of this table related to compensation in connection with restricted stock and long-term incentive plans have been deliberately omitted because PlanetCAD has not made any grants with respect to such plans.

 (2) Options are stock options granted under PlanetCAD's equity incentive plans.

 (3) Mr. Bracking's employment as President and Chief Executive Officer terminated effective January 2002.

 (4) Amount paid was based on an annual salary of $225,000.

 (5) Ms. Godesiabois was appointed Chief Financial Officer, Vice President and Secretary in May 2001.

 (6) Amount paid was based on an annual salary of $160,000.

 (7) Mr. Sowar's employment as Vice President, Engineering and Chief Technology Officer terminated effective October 1, 2001.

 (8) Amount paid was based on an annual salary of $200,000 and includes the value of accrued and unused vacation time ($11,538) and a loan payable to PlanetCAD in the amount of $34,688 that PlanetCAD forgave under the terms of a separation and release agreement entered into with Mr. Sowar in October 2001.

 (9) Includes a $200,000 severance payment and a $600 matching payment made by PlanetCAD to his account under its 401(k) plan.

 (10) Represents matching payments made by PlanetCAD to the individual's account under its 401(k) plan.

    OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 2001 to each of the PlanetCAD executive officers named in the summary compensation table.

                                                               PERCENT OF
                                                 NUMBER OF       TOTAL
                                                   SHARES       OPTIONS
                                                 UNDERLYING    GRANTED TO      EXERCISE
                                                  OPTIONS     EMPLOYEES IN      PRICE        EXPIRATION
NAME                                              GRANTED      2001(%)(1)    ($/SHARE)(2)       DATE
----                                             ----------   ------------   ------------   -------------
Jim Bracking...................................         --          --             --                  --
Joy M. Godesiabois.............................    125,000(3)      9.2%          0.61       May 2011
Richard M. Sowar...............................     50,000(4)      3.7%          0.59       April 2011

------------------------

(1) Based on 1,357,511 options granted in fiscal year 2001.

(2) The exercise price per share of options granted was equal to the fair market value of the common stock on the date of grant.

(3) Under the terms of the original grant to Ms. Godesiabois, 31,250 of the shares underlying her option will become exercisable in May 2002. The remaining shares will vest and become exercisable at the rate of 1/48th of the total grant per month for the three years following May 2002.
    Ms. Godesiabois' change in control agreement contains additional terms related to the exercisability of her option. Her change in control agreement is described below under the heading "Employment Contracts and Termination of Employment Agreements."

(4) Under the terms of the original grant to Mr. Sowar, 12,500 of the shares underlying his option would have become exercisable in April 2002. The remaining shares would have vested and become exercisable in equal installments at the end of each calendar quarter for the three years following April 2002. Mr. Sowar's separation and release agreement contains additional terms related to the exercisability of his option. His separation and release agreement is summarized below under the heading "Employment Contracts and Termination of Employment Agreements."

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
     VALUES

    The following table sets forth information with respect to (i) the exercise of stock options by the executive officers named in the summary compensation table above during the fiscal year ended December 31, 2001, (ii) the number of securities underlying unexercised options held by such named executive officers as of December 31, 2001, and (iii) the value of unexercised in-the-money options (that is, options for which the fair market value of the common stock at December 31, 2001 exceeded the exercise price) as of December 31, 2001.

                                                                                 NUMBER OF SECURITIES
                                                                                UNDERLYING UNEXERCISED
                                                                                   OPTIONS AT FISCAL
                                                       SHARES                       YEAR-END(1)(2)
                                                    ACQUIRED ON     VALUE     ---------------------------
NAME                                                  EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE
----                                                ------------   --------   -----------   -------------
Jim Bracking......................................        --           --       100,000        300,000
Joy M. Godesiabois................................        --           --            --        125,000
Richard M. Sowar..................................        --           --       230,833             --

------------------------

(1) None of the named executive officers held unexercised in-the-money options at fiscal year end, whether exercisable or unexercisable, based on the $0.18 price of PlanetCAD common stock as reported on the American Stock Exchange as of December 31, 2001, the last trading day of fiscal year 2001.

(2) For purposes of this table, valuation is based on vested options for each named executive officer. Certain options granted to such individuals include early exercise provisions, the value of which is not included in this table.

    EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AGREEMENTS

    PlanetCAD entered into a separation and release agreement with Mr. Sowar that was made effective as of October 1, 2001. Under the terms of the agreement, PlanetCAD paid Mr. Sowar for all accrued and unused vacation through October 1, 2001 and a lump sum payment of $200,000. In addition, PlanetCAD agreed to pay the premium cost of continuing Mr. Sowar's medical, vision and dental benefits through September 30, 2002, or until Mr. Sowar becomes eligible for coverage under another plan. As part of the agreement, PlanetCAD amended the terms of Mr. Sowar's stock option grants to provide that all of Mr. Sowar's options would become fully exercisable on October 8, 2001 and remain exercisable until October 1, 2006. PlanetCAD also forgave the principal and interest on a loan payable to PlanetCAD in the amount of $34,688. The lump sum payment, continuation of insurance benefits, option provisions and forgiveness of the loan were all conditioned on Mr. Sowar not exercising his right to revoke the agreement. Mr. Sowar agreed to provide consulting services to PlanetCAD for a period of six months and not to compete with PlanetCAD during that time. Finally, PlanetCAD entered into with Mr. Sowar a mutual release and waiver of any current or future claims that PlanetCAD and Mr. Sowar may have against the other.

    PlanetCAD entered into change in control agreements with Mr. Hushbeck and Ms. Godesiabois effective November 2001. The change in control agreements were then amended as of August 2002. The agreements, as amended, expire by their terms in November 2002, unless PlanetCAD's board of directors exercises its right to extend the terms for an additional year. The agreements provide that if Mr. Hushbeck and Ms. Godesiabois' employment is continued during the one-year period after a change in control or threatened change in control, their employment must be continued on terms that are at least as favorable as the terms of their employment prior to the change in control or threatened change in control. If their employment is not continued for the entire one-year period following a change in control or threatened change in control, Mr. Hushbeck and Ms. Godesiabois could become entitled to receive as severance payment all accrued and unused vacation time, continuation of their medical, vision and dental benefits for a period of six months, or until they become eligible for coverage under another plan, lump-sum payments equal to $66,667 and $53,334, respectively, accelerated vesting of their then outstanding options and an extension of up to 30 months of the period during which they can exercise certain of their options. Mr. Husbeck and Ms. Godesiabois may exercise all or any portion of their options at any time during the one-year period following completion of a change in control. Mr. Hushbeck and Ms. Godesiabois only become entitled to receive the severance if their employment is terminated without cause or if they resign for good reason. In exchange for the foregoing accommodations, Mr. Hushbeck and Ms. Godesiabois agreed not to compete with PlanetCAD or otherwise interfere with PlanetCAD's business for a period of one year following the termination of their employment with PlanetCAD for any reason. In addition, they have agreed to refrain from selling any PlanetCAD stock obtained from the exercise of their options until the earlier of 30 days following a change in control and the day immediately following final unappealed action by the American Stock Exchange regarding the listing of PlanetCAD's common stock after a change in control.

    PlanetCAD also entered into a change in control agreement with Mr. Bracking effective November 2001. Mr. Bracking's change in control agreement was superseded by a separation and release agreement that PlanetCAD entered into with Mr. Bracking when his employment with PlanetCAD terminated in January 2002. Mr. Bracking's change in control agreement provided that if

Mr. Bracking's employment was continued during the one-year period after a change in control or threatened change in control, his employment would be continued on terms that were at least as favorable as the terms of his employment prior to the change in control or threatened change in control. His agreement further provided that if his employment was not continued for the entire one-year period following a change in control or threatened change in control, Mr. Bracking could become entitled to receive as severance payment all accrued and unused vacation time, continuation of his medical, vision and dental benefits for a period of twelve months, or until he became eligible for coverage under another plan, lump-sum payments equal to six months of his respective salary rate in effect at that time, accelerated vesting of his then outstanding options and an extension to 36 months of the period during which he could exercise certain of his options. Mr. Bracking only was entitled to receive the severance if his employment was terminated without cause or if he resigned for good reason. In exchange for the foregoing accommodations, Mr. Bracking agreed not to compete with PlanetCAD or otherwise interfere with PlanetCAD's business for a period of one year following the termination of his employment with PlanetCAD for any reason.

    PlanetCAD entered into a separation and release agreement with Mr. Bracking that was made effective as of January 25, 2002. Under the terms of the agreement, PlanetCAD paid Mr. Bracking for all accrued and unused vacation through January 25, 2002 and severance payments totaling $65,625. PlanetCAD paid one-half of the total severance amount in a lump-sum payment and the other half in seven semi-monthly installments. In addition, PlanetCAD agreed to pay the premium cost of continuing Mr. Bracking's medical, vision and dental benefits through July 31, 2002. As part of the agreement, PlanetCAD agreed that his option under his incentive option agreement dated December 14, 2000 would remain exercisable until January 25, 2003. Mr. Bracking agreed not to compete with PlanetCAD for a period of six months from the effective date of the agreement. Finally, PlanetCAD entered into with Mr. Bracking a mutual release and waiver of any current or future claims that PlanetCAD and Mr. Bracking may have against the other.

    SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires PlanetCAD's directors and executive officers, and persons who own more than 10% of a registered class of PlanetCAD's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of PlanetCAD common stock and other equity securities. Executive officers, directors and holders of greater than 10% of PlanetCAD's common stock are required by regulations of the Securities and Exchange Commission to furnish PlanetCAD with copies of all Section 16(a) reports they file.

    To the knowledge of PlanetCAD, based solely upon a review of the copies of such reports furnished to it and written representations that no other reports were required to be filed during the fiscal year ended December 31, 2001, all of PlanetCAD's executive officers, directors and holders of greater than 10% of PlanetCAD common stock complied with the applicable filing requirements of
Section 16(a), except that Mr. Chuck Bay, a former non-employee director, failed to file a Form 5.

    COMMITTEES AND MEETINGS OF THE PLANETCAD BOARD OF DIRECTORS

    During the fiscal year ended December 31, 2001, the PlanetCAD board of directors held 11 meetings. During 2001, each of the board members and committee members attended at least 75% of the total number of meetings held by the board and by the committees of the board on which he served during the period for which he was a director or committee member. The board has an audit committee, the charter of which was attached as an appendix to the proxy statement sent in 2000, and a compensation committee but does not have a nominating committee. The audit committee is composed of Messrs. Barak and Gill, and the compensation committee is composed of Messrs. Fisher, Barak and Gill, all of whom are non-employee directors. The audit committee met three times and the compensation committee each met twice during the fiscal year ended December 31, 2001. The functions of both committees are briefly described below.

    AUDIT COMMITTEE

    - Reviews and recommends independent auditors to be selected by the board of directors;

    - Reviews the scope and procedures of the audit with the auditors and our financial managers;

    - Reviews the effectiveness of and elicits recommendations for improvement of our accounting and financial controls;

    - Reviews financial statements to be included in our annual report to stockholders with the auditors and our management;

    - Reviews our accounting and financial human resources and succession planning; and

    - Investigates any matter brought to the committee's attention within the scope of its duties and, when it deems appropriate, retains outside counsel to assist in any such investigation.

    COMPENSATION COMMITTEE

    - Reviews and recommends to the board compensation of management personnel; and

    - Reviews and recommends to the board executive incentive and benefit plans.

    COMPENSATION OF PLANETCAD DIRECTORS

    Each PlanetCAD director is entitled to be reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at each meeting of the board. Additionally, each non-employee director receives $1,000 per month and $500 for each committee meeting of the board at which he is in attendance.

    Each non-employee director also receives stock option grants pursuant to the 1996 Non-Employee Directors' Stock Option Plan. Only directors who are not otherwise PlanetCAD employees or affiliates are eligible to receive such options. Each non-employee director is automatically granted a non-discretionary option to purchase 15,000 shares of PlanetCAD common stock on the date such non-employee director is elected to the board. Additionally, on the date of each annual meeting of PlanetCAD stockholders subsequent to election, each non-employee director who has been a non-employee director continuously for the preceding year is automatically granted an option to purchase 7,500 shares of PlanetCAD common stock. Each other non-employee director is automatically granted an option to purchase a number of shares of our common stock equal to 7,500 multiplied by a fraction, the numerator of which is the number of days served as a non-employee director and the denominator of which is 365. The exercise price of options granted to non-employee directors is the fair market value of the PlanetCAD common stock on the date of grant. Options granted pursuant to the plan vest in four equal annual installments beginning one year from the date of grant and are immediately exercisable, subject to repurchase by us prior to the vesting of such shares upon the optionee's cessation of service with us.

    AUDIT COMMITTEE REPORT

    The PlanetCAD audit committee reviews the PlanetCAD financial reporting process on behalf of the board of directors. The audit committee is comprised of the two members identified below, each of whom is an "independent director" as defined in Section 121(A) of the American Stock Exchange's listing standards. Each member is financially literate, and Mr. Barak has accounting and financial management expertise. The committee has adopted a written charter and has re-evaluated it in connection with the filing of our 2001 Annual Report on Form 10-KSB with the Securities and Exchange Commission. In fulfilling its responsibilities, the committee has reviewed and discussed the audited financial statements contained in the 2001 Annual Report with PlanetCAD management and KPMG LLP, its independent auditors. Management is responsible for the financial statements and the reporting process, including the system of internal controls. KPMG LLP is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. Our responsibility is to monitor and review these processes. It is not our duty or our responsibility to conduct auditing or accounting reviews or procedures. We are not employees of PlanetCAD and we may not be, and we may not represent ourselves to be or to serve as, accountants or auditors by profession or experts in the fields of accounting or auditing. Therefore, we have relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of KPMG LLP included in their report on PlanetCAD's financial statements. Our oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent auditors do not assure that PlanetCAD's financial statements are presented in accordance with generally accepted accounting principles, that the audit of PlanetCAD's financial statements has been carried out in accordance with generally accepted auditing standards or that PlanetCAD's independent accountants are in fact "independent."

    The committee discussed with KPMG LLP the matters requiring discussion by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Section380), Communication with Audit Committees, as modified or supplemented, and all other matters required to be discussed with the auditors. In addition, the committee has received the written disclosures and the letter from KPMG LLP required by Independence Standard Board No. 1, Independence Discussions with Audit Committees, as may be modified or supplemented, and discussed with KPMG LLP their independence from us and our management. The committee has also considered whether the independent auditors' provision of other non-audit services to us is compatible with the auditors' independence.

    For the year ended December 31, 2001, PlanetCAD incurred fees for services from KPMG LLP as discussed below.

    - AUDIT FEES. The aggregate fees billed for professional services rendered by KPMG LLP for the audit of PlanetCAD's annual financial statements and the review of the financial statements included in PlanetCAD's quarterly reports on Forms 10-QSB were approximately $123,000.

    - FINANCIAL INFORMATION SYSTEM DESIGN AND IMPLEMENTATION FEES. KPMG LLP did not perform any financial information system design and implementation services for us during 2001.

    - ALL OTHER FEES. The aggregate fees billed for all other services rendered by KPMG LLP, including services rendered in connection with the filing of a registration statement on Form S-3, were approximately $103,000.

    Based on the reviews and discussions referred to above, the audit committee recommended to the PlanetCAD board (and the board has approved) that the audited financial statements be included in our 2001 Annual Report on Form 10-KSB for the year ended December 31, 2001, for filing with the Securities and Exchange Commission.

    Respectfully submitted by the members of the audit committee of the board of directors:

                                                       Philip E. Barak
                                                       H. Robert Gill

RATIFICATION OF ISSUANCE OF SERIES B PREFERRED CONVERTIBLE STOCK

    INTRODUCTION

    On May 24, 2002, PlanetCAD issued 1,202,463 shares of its Series B Convertible Preferred Stock to the investors who participated in PlanetCAD's February 2000 private placement. The preferred stock was issued in exchange for those investors waiving certain claims the investors had relating to the registration of the PlanetCAD common stock they acquired in the private placement. The investors included Capstone Ventures, of which Mr. Eugene Fischer, PlanetCAD's Chairman of the Board, is a principal. Each share of Series B Convertible Preferred Stock may be converted at any time into two shares of PlanetCAD common stock and will automatically convert into two shares of PlanetCAD common stock upon the completion of the merger. The effective purchase price was determined by multiplying the average of the closing prices for PlanetCAD's common stock for the ten trading days prior to May 1, 2002 by two, rounded up to the next whole cent, or $0.18. May 1, 2002 was the date on which PlanetCAD and the investors agreed to--and PlanetCAD's board of directors approved--the transaction. The conversion price is subject to adjustment if PlanetCAD issues equity securities at a price of less than $0.18 before the merger. An adjustment in the conversion price would result in more shares of common stock being issued upon conversion of the Series B Convertible Preferred Stock. PlanetCAD is not planning to issue any equity securities that would trigger an adjustment of the conversion price. The merger will not result in an adjustment of the conversion price. Additional information about the Series B Convertible Preferred stock can be found under the heading "Description of Securities--PlanetCAD Preferred Stock" on page 132 of this proxy statement/ prospectus.

    PURPOSE OF THE RATIFICATION

    The issuance of the Series B Preferred Stock to the investors is a condition to the completion of the merger. The PlanetCAD board of directors initially approved the issuance of the Series B Preferred Stock on May 1, 2002. Although not required by Delaware law or PlanetCAD's certificate of incorporation or bylaws, in a subsequent board of directors meeting, the board resolved to seek stockholder ratification of the transaction.

    VOTE NECESSARY TO RATIFY THE ISSUANCE OF THE SERIES B CONVERTIBLE PREFERRED STOCK

    Each holder of PlanetCAD common stock on the record date is entitled to one vote per share held. The affirmative vote of holders of a majority of the outstanding shares of PlanetCAD common stock present in person or represented by proxy at the annual meeting is requested to ratify the issuance of the Series B Preferred Stock. In the event that a quorum is not present or represented at the PlanetCAD annual meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the PlanetCAD annual meeting until a quorum shall be present or represented. Proxies solicited by the PlanetCAD board will be voted "FOR" ratification of the issuance of the Series B Preferred Stock, unless otherwise instructed.

    RECOMMENDATION OF THE PLANETCAD BOARD

    The PlanetCAD board recommends a vote "FOR" ratification of the issuance of the Series B Preferred Stock. Unless a contrary choice is specified, proxies solicited by the PlanetCAD board will be voted "FOR" ratification of the issuance of the Series B Preferred Stock.

THE PLANETCAD BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE ISSUANCE OF THE SERIES B PREFERRED STOCK.

AMENDMENT OF PLANETCAD'S CERTIFICATE OF INCORPORATION TO CHANGE THE NAME OF PLANETCAD TO AVATECH SOLUTIONS, INC.

    INTRODUCTION

    The PlanetCAD board has determined that it is advisable to change PlanetCAD's name to "Avatech Solutions, Inc.", and has voted to recommend that the PlanetCAD stockholders adopt an amendment to PlanetCAD's certificate of incorporation effecting the proposed name change.

    PURPOSE OF THE PROPOSED NAME CHANGE

    One of the conditions to the consummation of the merger is that PlanetCAD obtain stockholder approval to change its name to "Avatech Solutions, Inc.", which PlanetCAD believes is consistent with the fact that the Avatech stockholders will own 75% of the combined company following the merger.

    PRINCIPAL EFFECTS OF THE NAME CHANGE

    PlanetCAD common stock is currently traded on the American Stock Exchange under the symbol PCD. If the proposed name change is approved by the PlanetCAD stockholders, the common stock of the combined company following the merger will trade under the new symbol AAV. There will be no interruption in trading due to the name change or the symbol change.

    VOTE NECESSARY TO APPROVE THE NAME CHANGE

    Each holder of PlanetCAD common stock on the record date is entitled to one vote per share held. The affirmative vote of holders of a majority of the outstanding shares of PlanetCAD common stock (including shares of PlanetCAD common stock underlying PlanetCAD convertible preferred stock) is required for approval of the amendment to change the name of PlanetCAD to "Avatech Solutions, Inc." In the event that a quorum is not present or represented at the PlanetCAD annual meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the PlanetCAD annual meeting until a quorum shall be present or represented. Proxies solicited by the PlanetCAD board will be voted "FOR" approval of the amendment to change the name, unless otherwise instructed.

    RECOMMENDATION OF THE PLANETCAD BOARD

    The PlanetCAD board recommends a vote "FOR" the proposal to amend PlanetCAD's certificate of incorporation to change the name of PlanetCAD to "Avatech Solutions, Inc." Unless a contrary choice is specified, proxies solicited by the PlanetCAD board will be voted "FOR" approval of the amendment to change the name.

THE PLANETCAD BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO CHANGE PLANETCAD'S NAME.

    In the event that the amendment to change the name of PlanetCAD is approved by the PlanetCAD stockholders but the merger is not approved by the PlanetCAD stockholders, PlanetCAD will take no action to implement the amendment to change the name.

APPROVAL OF REVERSE STOCK SPLIT

    INTRODUCTION

    The board of directors of PlanetCAD has adopted a resolution approving a series of amendments to Article IV of PlanetCAD's certificate of incorporation to effect a reverse split of the outstanding shares of PlanetCAD's common stock such that between every two and 20 presently outstanding shares will be combined into one post-split share (such ratios to consist only of whole numbers). This means that if a reverse split is effected, PlanetCAD stockholders will hold one share of PlanetCAD common stock for between every two and 20 shares that they currently hold. PlanetCAD's board of directors would retain the discretion to select the actual reverse split ratio and to implement one of the corresponding amendments or to implement none of them. The board of directors will not implement a reverse stock split if the merger is not approved by either of the PlanetCAD or Avatech stockholders. The board of directors will implement one of the amendments before the earlier of the completion of the merger and December 31, 2002. If the amendment to effect the reverse stock split has not been filed with the Delaware Secretary of State by the close of business on the earlier of those dates, the board of directors will either resolicit stockholder approval or abandon the reverse stock split.

    PROPOSED AMENDMENT

    The form of certificate of amendment that would be filed to implement a reverse stock split is attached hereto as Annex G.

    PURPOSE OF THE REVERSE STOCK SPLIT


    In June 2002, Avatech filed an application on behalf of the companies with the American Stock Exchange to list on that exchange the stock that will be issued in the merger. PlanetCAD expects that the American Stock Exchange may initially deny the companies' listing application because PlanetCAD does not currently satisfy the exchange's minimum criteria for trading price and market capitalization. These two criteria require that PlanetCAD's stock maintain a minimum market price of at least $3.00 per share and a market capitalization of $15,000,000 for a reasonable period of time before filing a listing application. If, as we expect, the application is initially denied, the companies will schedule a hearing with the American Stock Exchange to appeal the initial denial of the listing application. The exchange has indicated that it would consider reversing its initial denial and approve the listing application if PlanetCAD's stock traded at a minimum price of $3.00 for the 10 consecutive days prior to the appeal hearing. The board of directors of PlanetCAD has determined that the proposed reverse stock split is the only way in which the company can increase the trading price of the common stock in the time period required by the American Stock Exchange. The PlanetCAD board of directors believes that if the proposed amendment is approved and a reverse stock split is effected, the price of the common stock price should increase to over the $3.00 per share minimum market price. However, PlanetCAD can not guarantee that the price for shares of its common stock after the reverse stock split will increase in proportion to the ratio of the reverse stock split or that it will remain at the minimum price for the required period of time. To be in the best position to satisfy the market price listing requirement, it is anticipated that the board will select a ratio that would result in a trading price of between $3.50 and $4.50 immediately following the split. To determine the actual split, the board will consider the trading volume and price history prior to the split date so as to allow for possible price degradation following the split and still maintain a minimum trading price of $3.00.


    PRINCIPAL EFFECTS OF THE REVERSE STOCK SPLIT

    The immediate effect of a reverse stock split would be to reduce the number of shares of common stock outstanding and should be to increase the trading price of the PlanetCAD common stock. In addition, because PlanetCAD will cash out any fractional shares, the number of PlanetCAD stockholders will decrease. In the event of the maximum one-for-20 reverse split, the number of stockholders that could be cashed out equals 24. The cash out of fractional shares will effect neither PlanetCAD's reporting requirements under the federal securities laws nor its listing requirements under applicable rules of the American Stock Exchange. The following table shows the effect on the number of outstanding shares and stockholders of PlanetCAD of a reverse stock split at various ratios.

                                 AS OF
                             JULY 31, 2002    1 FOR 20    1 FOR 16    1 FOR 12     1 FOR 8     1 FOR 4
                             --------------   ---------   ---------   ---------   ---------   ----------
Number of Stockholders of
  Record...................           113           111         111         111         111          112
Number of Other
  Stockholders.............         1,240         1,220       1,223       1,227       1,235        1,237
                               ----------     ---------   ---------   ---------   ---------   ----------
Total......................         1,353         1,331       1,334       1,338       1,346        1,349
                               ==========     =========   =========   =========   =========   ==========
Number of Outstanding
  Shares of Common Stock
  Post-Split...............            --       743,389     929,237   1,238,982   1,858,473    3,716,946
Number of Outstanding
  Shares of Common Stock
  Post-Split and
  Post-Merger..............            --     2,973,557   3,716,946   4,955,928   7,433,892   14,867,784

The effect of any reverse stock split upon the market price of the common stock cannot be predicted, and the history of reverse stock splits for companies in similar circumstances is varied. PlanetCAD cannot assure you that the trading price of its common stock after the reverse stock split will rise in exact proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split. Also, as stated above, PlanetCAD cannot assure you that a reverse stock split would lead to a sustained increase in the trading price of its common stock or that the trading price would remain above the threshold required by the American Stock Exchange. The trading price of the common stock may change due to a variety of other factors, including PlanetCAD's operating results, other factors related to its business and general market conditions. The proposal to implement a reverse stock split is not the first step in a going private transaction.

    The reverse stock split, if implemented, would not change the number of authorized shares of common stock as designated by PlanetCAD's certificate of incorporation. Therefore, because the number of issued and outstanding shares of common stock would decrease, the number of shares remaining available for issuance under PlanetCAD's authorized pool of common stock would increase. Other than the issuance of PlanetCAD's common stock to any officers and directors of PlanetCAD and Avatech who exercise options, the intended issuance of PlanetCAD's common stock to holders of PlanetCAD's and Avatech's preferred stock upon conversion of those securities and the intended issuance of PlanetCAD's common stock in connection with potential mergers and acquisitions after completion of the merger, PlanetCAD does not, as of the date of this proxy statement/prospectus, have any plans, proposals or understandings to issue any portion of the additional shares of common stock that will be available if the reverse stock split is approved and implemented.

    EFFECTS ON OWNERSHIP BY INDIVIDUAL STOCKHOLDERS. If we implement a reverse stock split, the number of shares of common stock held by each stockholder would be reduced by dividing the number of shares held immediately before the reverse split by the number fixed for the reverse split by the board of directors, and then rounding down to the nearest whole share. PlanetCAD will pay cash to each stockholder in lieu of any fractional interest in a share to which such stockholder would otherwise be entitled as a result of the reverse split, as described in further detail below. The reverse stock split would affect our common stock uniformly and would not affect any stockholder's percentage ownership interests in PlanetCAD or proportionate voting power, except to the extent that interests in fractional shares would be paid in cash.

    EFFECT ON PREFERRED STOCK, OPTIONS AND WARRANTS. In addition, all the terms of outstanding shares of preferred stock, options and warrants of PlanetCAD would be adjusted as a result of the reverse stock split, as required by the terms of those securities. In particular, the conversion ratio for each security would be reduced, and the exercise price for each security, as applicable, would be increased, in accordance with the terms of such security. None of the other rights currently accruing to holders of the common stock, preferred stock, options or warrants would be affected by the reverse stock split.

    OTHER EFFECTS ON OUTSTANDING SHARES. If a reverse stock split is implemented, the rights and preferences of the outstanding shares of common stock would remain the same after the reverse stock split. Each share of common stock issued pursuant to the reverse stock split would be fully paid and nonassessable. The reverse stock split would result in some stockholders owning "odd-lots" of less than 100 shares of common stock. Brokerage commissions and other costs of transactions in odd-lots may be higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

    PROCEDURE FOR EFFECTING THE REVERSE STOCK SPLIT AND EXCHANGE OF STOCK
     CERTIFICATES

    If PlanetCAD's stockholders approve the proposed amendment to its certificate of incorporation, the reverse stock split would be implemented by a determination of the board of directors regarding the exact ratio of the reverse split and by filing the corresponding amendment to PlanetCAD's certificate of incorporation with the Delaware Secretary of State. The reverse stock split would become effective on the date specified in the amendment. As of the effective date of the reverse stock split, each certificate representing shares of PlanetCAD's common stock before the reverse stock split would be deemed, for all corporate purposes, to evidence ownership of the reduced number of shares of common stock resulting from the reverse stock split. All shares of preferred stock, options and warrants would be automatically adjusted on the effective date.

    PlanetCAD's transfer agent would probably act as the exchange agent for purposes of implementing the exchange of stock certificates. As soon as practicable after the effective date, stockholders and holders of securities convertible into PlanetCAD's common stock would be notified of the effectiveness of the reverse split. Stockholders of record would receive a letter of transmittal requesting them to surrender their stock certificates for stock certificates reflecting the adjusted number of shares as a result of the reverse stock split. Stockholders who hold their shares in brokerage accounts or "street name" would not be required to take any further actions to effect the exchange of their certificates. No new certificates would be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Until surrender, each certificate representing shares before the reverse stock split would continue to be valid and would represent the adjusted number of shares based on the exchange ratio of the reverse stock split, rounded down to the nearest whole share. Stockholders should not destroy any stock certificate and should not submit any certificates until they receive a letter of transmittal.

    FRACTIONAL SHARES

    PlanetCAD would not issue fractional shares in connection with the reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the exchange ratio would instead receive cash upon surrender to the exchange agent of the certificates and a properly completed and executed letter of transmittal. The cash amount to be paid to each stockholder would be equal to the resulting fractional interest in one share of PlanetCAD common stock to which the stockholder would otherwise be entitled, multiplied by the closing trading price of the common stock on the effective date of the reverse stock split.

    ACCOUNTING CONSEQUENCES

    The reverse stock split will not affect the par value of PlanetCAD's common stock. As a result, on the effective date of the reverse stock split, the common stock account on PlanetCAD's balance sheet will be reduced by up to 95% of its present amount, and the capital in excess of par value account will be credited with the amount by which the common stock account is reduced. The per share net income or loss and net book value of our common stock will be increased because there will be fewer shares of common stock outstanding.

    U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following summary discusses the material federal income tax consequences of the reverse stock split. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Internal Revenue Code, applicable U.S. Treasury regulations under the Internal Revenue Code, administrative rulings and judicial authority, all as of the date of this proxy statement/ prospectus. All of the foregoing authorities are subject to change, and any change could affect the continuing validity of this summary. The summary assumes that the holders of shares of PlanetCAD common stock hold their shares as a capital asset. The summary does not address the tax consequences that may be applicable to particular PlanetCAD stockholders in light of their individual circumstances or to PlanetCAD stockholders who are subject to special tax rules, like tax-exempt organizations, dealers in securities, financial institutions, mutual funds, insurance companies, non-United States persons, stockholders who acquired shares of PlanetCAD common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan and stockholders who hold shares of PlanetCAD common stock as part of a straddle, hedge, or conversion transaction, stockholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code and stockholders whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code. This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction. Furthermore, the following discussion does not address the tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split.

    ACCORDINGLY, PLANETCAD STOCKHOLDERS ARE ADVISED AND EXPECTED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN TAX LAWS.

    Other than the cash payments made in exchange for fractional shares discussed below, no gain or loss should be recognized by a stockholder upon the stockholder's exchange of shares pursuant to the reverse stock split. The aggregate tax basis of the shares received in the reverse stock split, including any fraction of a share deemed to have been received, would be the same as the stockholder's aggregate tax basis in the shares exchanged. Stockholders who receive cash upon redemption of their fractional share interests in the shares as a result of the reverse stock split should recognize gain or loss equal to the difference, if any, between the amount of cash received and the stockholder's adjusted basis in the fractional share interests redeemed. The U.S. federal income tax liabilities generated by the receipt of cash in lieu of a fractional interest should not be material in amount in view of the low value of the fractional interest. The stockholder's holding period for the shares received pursuant to the reverse stock split would include the period during which the stockholder held the shares surrendered in the stock split.

    PlanetCAD's beliefs regarding the tax consequence of the reverse stock split are not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will accept the positions expressed above. The state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which he or she resides.

    VOTE NECESSARY TO APPROVE THE AMENDMENT

    Each holder of PlanetCAD common stock on the record date is entitled to one vote per share held. The affirmative vote of holders of a majority of the outstanding shares of PlanetCAD common stock (including shares of PlanetCAD common stock underlying PlanetCAD convertible preferred stock) is required for approval of the amendments to effect the reverse stock split. In the event that a quorum is not present or represented at the PlanetCAD annual meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the PlanetCAD annual meeting until a quorum shall be present or represented. Proxies solicited by the PlanetCAD board will be voted for approval of the amendment to effect the reverse stock split, unless otherwise instructed.

    RECOMMENDATION OF THE PLANETCAD BOARD

    The PlanetCAD board recommends a vote "FOR" the proposal to amend PlanetCAD's certificate of incorporation to effect a reverse stock split of the outstanding common stock by a ratio of between one-for-two and one-for-20. Unless a contrary choice is specified, proxies solicited by the PlanetCAD board will be voted "FOR" approval of the amendment to effect the reverse stock split.

THE PLANETCAD BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO EFFECT THE REVERSE STOCK SPLIT.

    In the event that the amendment to effect the reverse stock split is approved by the PlanetCAD shareholders but the merger is not approved, PlanetCAD will take no action to implement the reverse stock split.

APPROVAL OF PLANETCAD 2002 STOCK OPTION PLAN

    PlanetCAD's stockholders are being asked to approve the implementation of PlanetCAD's 2002 Stock Option Plan. PlanetCAD's board of directors adopted the 2002 plan on August 15, 2002, subject to stockholder approval at the annual meeting. The 2002 plan will become effective on the date the merger with Avatech is consummated.

    The 2002 plan is designed to allow the combined company to utilize stock options to attract and retain the services of key individuals essential to the combined company's long-term growth and financial success. The grant of stock options plays a significant role in PlanetCAD's efforts to remain competitive in the market for talented individuals, and PlanetCAD relies on those stock options as a means to attract and retain highly qualified individuals in the positions vital to PlanetCAD's success.

    The 2002 plan shall be in addition to the PlanetCAD existing stock plans which include the 2000 Stock Incentive Plan, 1996 Non-Employee Directors' Stock Option Plan, 1996 Equity Incentive Plan, 1998 Non-Officer Stock Option Plan; Amended and Restated 1987 Stock Option Plan. If the merger is completed, the 2000 Stock Incentive Plan and the 1996 Non-Employee Directors' Stock Option Plan will automatically terminate.

    The following is a summary of the material terms of the 2002 plan, and it is qualified in its entirety by reference to the 2002 plan, which is attached to this proxy statement/prospectus as Annex F and is incorporated herein by reference. We urge you to read the 2002 plan carefully as it is a legal document that governs the 2002 plan.

    OPTION PROGRAMS; ADMINISTRATION. Under the 2002 plan, both incentive and non-statutory stock options may be granted. A committee of PlanetCAD's board of directors will have the exclusive authority to grant options to PlanetCAD's employees and non-employee board members.

    SHARE RESERVE. The number of shares of common stock initially reserved for issuance under the term of the 2002 plan will be limited to 3,100,000 shares, on a pre-split basis.

    The shares of PlanetCAD common stock issuable under the 2002 plan may be drawn from shares of PlanetCAD's authorized but unissued common stock or from shares of PlanetCAD's common stock which PlanetCAD acquires, including shares purchased on the open market.

    Shares subject to any outstanding options under the 2002 plan which expire or otherwise terminate prior to exercise will be available for subsequent issuance. Unvested shares issued under the 2002 plan and subsequently repurchased by PlanetCAD, at the option exercise price, pursuant to PlanetCAD's purchase rights under the 2002 plan will be added back to the number of shares reserved for issuance under the 2002 plan and will accordingly be available for subsequent issuance.

    ELIGIBILITY. Employees and board members in PlanetCAD's service or in the service of its subsidiaries (whether now existing or subsequently established) will be eligible to participate in the 2002 plan.

    VALUATION. The fair market value per share of PlanetCAD's common stock on any relevant date under the 2002 plan will be deemed to be equal to the mean between the highest and lowest sale prices reported by the American Stock Exchange and traded on the date prior to the grant date. On July 31, 2002, the fair market value per share of PlanetCAD's common stock determined on that basis was $0.38.

    OPTION GRANTS. The committee will have complete discretion under the 2002 plan to determine which eligible individuals are to receive option grants, the time or times when those grants are to be made, the number of shares subject to that grant, the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws, the vesting schedule (if any) to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

    Each granted option will have an exercise price per share determined by the committee, but the exercise price will not be less than 100% of the fair market value of the option shares on the grant date, if the grant is an incentive stock option, and not less than 110% if the optionee owns more than 10% of the voting power of all classes of stock of the company. No granted option will have a term in excess of ten years. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date. However, one or more options may be structured so that they will be immediately exercisable for any or all of the option shares.

    Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding options to the extent exercisable for vested shares. The committee will have complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised (up to the expiration of the option term) and/or to accelerate the exercisability or vesting of those options in whole or in part. That discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's actual cessation of service.

    VOTE NECESSARY TO APPROVE THE 2002 STOCK OPTION PLAN

    Each holder of PlanetCAD common stock on the record date is entitled to one vote per share held. The affirmative vote of holders of a majority of the outstanding shares of PlanetCAD common stock present in person or represented by proxy at the annual meeting (including shares of PlanetCAD common stock underlying PlanetCAD convertible preferred stock) is required for approval of the 2002 plan. In the event that a quorum is not present or represented at the PlanetCAD annual meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the PlanetCAD annual meeting until a quorum shall be present or represented. Proxies solicited by the PlanetCAD board will be voted "FOR" approval of the 2002 plan, unless otherwise instructed.

    RECOMMENDATION OF THE PLANETCAD BOARD

    The PlanetCAD board recommends a vote "FOR" the proposal to approve the 2002 Stock Option Plan. Unless a contrary choice is specified, proxies solicited by the PlanetCAD board will be voted "FOR" approval of 2002 plan.

THE PLANETCAD BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE 2002 STOCK OPTION PLAN.

    In the event that the 2002 plan is approved by the PlanetCAD stockholders but the merger is not approved by the PlanetCAD stockholders, PlanetCAD will take no action to implement the 2002 plan.

    If each of the proposals regarding (i) the PlanetCAD 2002 stock option plan and (ii) merger with Avatech are approved, after closing of the merger, PlanetCAD intends to use shares available under the plan for option grants to the following key executives:

                               NEW PLAN BENEFITS

    PlanetCAD 2002 Stock Option Plan

                                                             NUMBER OF PLANETCAD
                                                DOLLAR          COMMON SHARES
NAME AND POSITION                             VALUE($)(1)    UNDERLYING OPTIONS
-----------------                             -----------   ---------------------
Henry Felton, Chief Executive Officer.......   $297,200             743,000
Joel Nicholson, Executive Vice President....     89,160             222,900
Gary Rever, Chief Financial Officer.........     89,160             222,900
Debra Keith, Senior Vice President, Sales
  and Marketing.............................     74,300             185,750
Executive Group.............................    549,820           1,374,550
Non-Executive Director Group(2).............          0                   0
Non-Executive Officer Employee Group(2).....          0                   0

------------------------

(1) For illustrative purposes only, the dollar value was calculated using a price per share of $0.40, the closing market price on July 31, 2002.

(2) It is anticipated that options for shares of PlanetCAD common stock will be issued to non-executive officers and directors of the combined company following the merger. However, there are no current plans or arrangements to grant such options to any particular person(s).

                      EQUITY COMPENSATION PLAN INFORMATION

    The following table sets forth information regarding PlanetCAD's stock incentive plans as of December 31, 2001:

                                                                                                NUMBER OF SECURITIES
                                                                                               REMAINING AVAILABLE FOR
                            NUMBER OF SECURITIES TO BE                                          FUTURE ISSUANCE UNDER
                             ISSUED UPON EXERCISE OF          WEIGHTED-AVERAGE EXERCISE       EQUITY COMPENSATION PLANS
                               OUTSTANDING OPTIONS,             PRICE OF OUTSTANDING            (EXCLUDING SECURITIES
                               WARRANTS AND RIGHTS          OPTIONS, WARRANTS AND RIGHTS      REFLECTED IN COLUMN (A))
PLAN CATEGORY                          (A)                               (B)                             (C)
-------------             ------------------------------   -------------------------------   ---------------------------
Equity compensation
  plans approved by
  security holders......             2,427,232                          $1.69                         1,694,250
Equity compensation
  plans not approved by
  security holders......                     0                           0.00                                 0
                                     ---------                          -----                         ---------
  Total.................             2,427,232                          $1.69                         1,694,250
                                     ---------                          -----                         ---------

    The following table sets forth information regarding Avatech's stock option plans as of June 30, 2002, which are being assumed by PlanetCAD in the merger:

                                               NUMBER OF SECURITIES TO BE
                                                ISSUED UPON EXERCISE OF          WEIGHTED-AVERAGE EXERCISE
                                                  OUTSTANDING OPTIONS,             PRICE OF OUTSTANDING
                                                  WARRANTS AND RIGHTS          OPTIONS, WARRANTS AND RIGHTS
PLAN CATEGORY                                             (A)                               (B)
-------------                                ------------------------------   -------------------------------
(1)                     Avatech Solutions--
                        1998 Stock Option
                        Plan...............               246,692                          $4.25

(2)                     Avatech Solutions--
                        2000 Stock Option
                        Plan...............               448,605                          $4.25
                                                        ---------
Equity Compensation Plans approved by
  security holders.........................
                                                          695,297
Equity Compensation Plans not approved by
  security holders.........................
                                                                0
                                                        ---------
  Total....................................               695,297
                                                        ---------

                          NUMBER OF SECURITIES
                         REMAINING AVAILABLE FOR
                          FUTURE ISSUANCE UNDER
                        EQUITY COMPENSATION PLANS
                          (EXCLUDING SECURITIES
                        REFLECTED IN COLUMN (A))*
PLAN CATEGORY                      (C)
-------------          ---------------------------
(1)

                                    3,308
(2)

                                   51,395
                                ---------

Equity Compensation P
  security holders...
                                   54,703

Equity Compensation P
  security holders...
                                        0
                                ---------
  Total..............              54,703
                                ---------

------------------------

* The Avatech stock option plans will not be used for option awards after the merger.

                          THE AVATECH SPECIAL MEETING

DATE, TIME AND PLACE OF THE SPECIAL MEETING


    The special meeting of the Avatech stockholders is scheduled to be held on October 14, 2002, at 9:00 a.m. local time, at 11403 Cronhill Drive, Suite A, Owings Mills, Maryland 21117.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    The purpose of the special meeting is:

        1. To consider and vote upon a proposal to adopt the agreement and plan of merger dated as of May 1, 2002, by and among PlanetCAD Inc., Raven Acquisition Corporation, a wholly-owned subsidiary of PlanetCAD, and Avatech Solutions, Inc.

        2. To approve an amendment to Avatech's certificate of incorporation to increase the total number of authorized shares of Avatech capital stock to 12,000,000 and authorize 2,000,000 shares of preferred stock.

        3. To transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

STOCK ENTITLED TO VOTE

    The board of directors of Avatech has fixed the close of business on September 16, 2002, as the record date for the determination of the stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. A complete list of stockholders entitled to vote at the special meeting will be open to examination by the stockholders, during regular business hours, for a period of ten days prior to the special meeting at Avatech's principal executive offices at 11403 Cronhill Drive, Suite A, Owings Mills, Maryland 21117. As of the record date, 5,995,402 shares of Avatech common stock were outstanding.

QUORUM

    The presence of a majority of Avatech common stock entitled to vote, present in person or represented by proxy, is necessary to constitute a quorum. Avatech will count shares of Avatech common stock present at the meeting that abstain from voting as present for purposes of determining a quorum.

VOTING RIGHTS; VOTE REQUIRED FOR APPROVAL

    Each Avatech stockholder is entitled to one vote for each share of Avatech common stock held on the record date with regard to the proposal to adopt the merger agreement and with regard to each other matter that may properly come before the Avatech special meeting. The affirmative vote of the holders of a two-thirds of the outstanding shares of Avatech common stock is required to adopt the merger agreement.

ABSTENTIONS, FAILURES TO VOTE

    Because the affirmative vote of two-thirds of the outstanding shares of Avatech common stock is required for adoption of the merger agreement, a proxy marked "ABSTAIN" with respect to the adoption of the merger agreement will have the effect of a vote "AGAINST" the adoption of the merger agreement. In addition, the failure of an Avatech stockholder to return a proxy or vote in person at the Avatech special meeting will have the effect of a vote "AGAINST" the adoption of the merger agreement.

    BECAUSE ADOPTION OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF TWO-THIRDS OF THE OUTSTANDING SHARES OF AVATECH COMMON STOCK, ABSTENTIONS WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. THE FAILURE TO APPOINT A PROXY OR VOTE YOUR SHARES IN PERSON WILL ALSO HAVE THE SAME EFFECT AS A NEGATIVE VOTE. ACCORDINGLY, THE AVATECH BOARD OF DIRECTORS URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

VOTING BY PROXY; REVOCATION OF PROXY

    You may vote shares either in person or by duly authorized proxy. You may use the proxy accompanying this proxy statement/prospectus if you are unable to attend the Avatech special meeting in person or if you wish to have your shares voted by proxy even if you do attend the Avatech special meeting. You may revoke any proxy given by you in response to this solicitation at any time before the proxy is voted at the Avatech special meeting by delivering to Avatech a written notice of revocation, by delivering to Avatech a subsequently dated, properly executed proxy or appointing a proxy as of a later date, or by attending the Avatech special meeting and electing to vote in person. Your attendance at the Avatech special meeting, by itself, will not constitute a revocation of a proxy. You should address any written notices of proxy revocation to: Avatech Solutions, Inc., 11403 Cronhill Drive, Suite A, Owings Mills, Maryland 21117,
Attention: Secretary.

    All shares represented by the effective proxies on the accompanying Avatech proxy card received by Avatech at or before the Avatech special meeting, and not revoked before they are exercised, will be voted at the Avatech special meeting in accordance with their terms. If no instructions are given, signed Avatech proxies will be voted "FOR" the adoption of the merger agreement and at the discretion of the proxy holders on any other matters that properly come before the Avatech special meeting. The Avatech board of directors is not aware of any other matters to be presented at the Avatech special meeting other than matters incidental to the conduct of the Avatech special meeting.

VOTING AGREEMENTS

    Various stockholders of Avatech, who collectively hold 68.62% of the outstanding shares of Avatech common stock as of July 31, 2002, have entered into agreements with PlanetCAD in which they have agreed to vote their shares "FOR" adoption of the merger agreement. See "The Merger Agreement--The Voting Agreements" on page 83 for more information about these agreements. Accordingly, even if all other stockholders were to vote against the adoption of the merger agreement, the adoption of the merger agreement at the Avatech special meeting is assured.

SOLICITATION OF PROXIES

    Avatech will bear the entire cost of the solicitation of proxies for the Avatech special meeting. However, expenses of printing and mailing this proxy statement/prospectus will be divided equally between Avatech and PlanetCAD. In addition to the solicitation of proxies by mail, officers, directors, employees and agents of Avatech may solicit proxies by correspondence, telephone, e-mail, facsimile or other electronic means, or in person, but without extra compensation.

DISSENTERS' RIGHTS

    The Delaware General Corporation Law grants appraisal rights in the merger to the holders of Avatech common stock. Under Section 262 of the Delaware General Corporation Law, Avatech stockholders may object to the merger and demand in writing that Avatech pay to them the fair value of their shares of Avatech common stock. Fair value takes into account all relevant factors but excludes any appreciation or depreciation in anticipation of the applicable merger. Stockholders who elect to exercise appraisal rights must comply with all of the procedures set forth in Section 262 to preserve their appraisal rights. We have attached a copy of Section 262 of the Delaware General Corporation Law (which sets forth the appraisal rights) as Annex D to this proxy statement/prospectus.

    Section 262 sets forth the required procedure a stockholder requesting appraisal must follow. Making sure that you actually perfect your appraisal rights can be complicated. The procedural rules are specific and must be followed completely. Failure to comply with the procedure set forth in Section 262 may cause a termination of your appraisal rights. We are providing you with a summary of the material information relating to appraisal rights and procedures under Section 262. Please review Section 262 carefully for the complete procedure. Avatech will not give you any notice other than as described in this proxy statement/prospectus and as required by the Delaware General Corporation Law.

    APPRAISAL RIGHTS PROCEDURES

    If you are an Avatech stockholder and you wish to exercise your appraisal rights, you must satisfy the provisions of Section 262 of the Delaware General Corporation Law. Section 262 requires the following:

    YOU MUST MAKE A WRITTEN DEMAND FOR APPRAISAL. You must deliver a written demand for appraisal to Avatech before the vote on the merger agreement and the merger is taken at the Avatech special meeting. This written demand for appraisal must be provided to Avatech separately from your proxy. In other words, a vote against the Avatech merger agreement and the merger will not alone constitute a valid demand for appraisal. Additionally, this written demand must reasonably inform Avatech of your identity and of your intention to demand the appraisal of your shares of Avatech common stock.

    YOU MUST REFRAIN FROM VOTING FOR APPROVAL OF THE MERGER. You must not vote for approval of the merger agreement and the merger. If you vote, by proxy or in person, in favor of the merger agreement and the merger, this will terminate your right to appraisal. You can also terminate your right to appraisal if you return a signed proxy and (1) fail to vote against approval of the merger agreement and the merger or (2) fail to note that you are abstaining from voting. Your appraisal rights will be terminated even if you previously filed a written demand for appraisal.

    YOU MUST CONTINUOUSLY HOLD YOUR AVATECH COMMON STOCK. You must continuously hold your shares of Avatech common stock, from the date you make the demand for appraisal through the effective date of the merger. If you are the record holder of Avatech common stock on the date the written demand for appraisal is made but thereafter transfer the shares prior to the effective date of the merger, you will lose any right to appraisal in respect of those shares.

    You should read the paragraphs below for more details on making a demand for appraisal.

    A written demand for appraisal of Avatech common stock is effective only if it is signed by, or for, the stockholder of record who owns such shares at the time the demand is made. The demand must be signed as the stockholder's name appears on his/her/its stock certificate(s). If you are the beneficial owner of Avatech common stock, but not the stockholder of record, you must have the stockholder of record sign a demand for appraisal.

    If you own Avatech common stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

    If you own Avatech common stock with more than one person, such as in a joint tenancy or tenancy in common, all of the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the joint owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose the identity of the stockholder of record and the fact that the agent is signing the demand as that stockholder's agent.

    If you are an Avatech stockholder who elects to exercise appraisal rights, you should mail or deliver a written demand to:

       Avatech Solutions, Inc.
       11403 Cronhill Drive, Suite A
       Owings Mills, Maryland 21117
       Attention: Secretary

    It is important that Avatech receive all written demands for appraisal before the vote concerning the merger agreement and the merger is taken at the special meeting. As explained above, this written demand should be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of stock owned, and that the stockholder is thereby demanding appraisal of that stockholder's shares.

    If you fail to comply with any of these conditions and the merger becomes effective, you will only be entitled to receive shares of PlanetCAD common stock and cash for fractional shares as provided in the merger agreement.

    WRITTEN NOTICE. Within ten days after the effective date of the merger, Avatech must give written notice that the merger has become effective to each stockholder who has fully complied with the conditions of Section 262.

    PETITION WITH THE CHANCERY COURT. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has complied with the conditions of Section 262, may file a petition in the Delaware Court of Chancery. This petition should request that the chancery court determine the value of the shares of stock held by all of the stockholders who are entitled to appraisal rights. If you intend to exercise your rights of appraisal, you should file such a petition in the chancery court. Avatech has no intention at this time to file such a petition. Because Avatech has no obligation to file such a petition, if you do not file such a petition within 120 days after the effective date of the merger, you will lose your rights of appraisal.

    WITHDRAWAL OF DEMAND. If you change your mind and decide you no longer want appraisal rights, you may withdraw your demand for appraisal rights at any time within 60 days after the effective date of the merger. You may also withdraw your demand for appraisal rights after 60 days after the effective date of the merger, but only with the written consent of Avatech. If you effectively withdraw your demand for appraisal rights, you will receive shares of PlanetCAD common stock and cash for fractional shares as provided in the merger agreement.

    REQUEST FOR APPRAISAL RIGHTS STATEMENT. If you have complied with the conditions of Section 262, you are entitled to receive a statement from Avatech. This statement will set forth the number of shares that have demanded appraisal rights, and the number of stockholders who own those shares. In order to receive this statement, you must send a written request to Avatech within 120 days after the effective date of the merger. After the merger, Avatech has 10 days after receiving a request to mail the statement to you.

    CHANCERY COURT PROCEDURES. If you properly file a petition for appraisal in the chancery court and deliver a copy to Avatech, Avatech will then have 20 days to provide the chancery court with a list of the names and addresses of all stockholders who have demanded appraisal rights and have not reached an agreement with Avatech as to the value of their shares. The chancery court will then send notice to all of the stockholders who have demanded appraisal rights. If the chancery court thinks it is appropriate, it has the power to conduct a hearing to determine whether the stockholders have fully complied with
Section 262 of the Delaware General Corporation Law and whether they are entitled to appraisal rights under that section. The chancery court may also require you to submit your stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the chancery court's directions, you may be dismissed from the proceeding.

    APPRAISAL OF SHARES. After the chancery court determines which stockholders are entitled to appraisal rights, the chancery court will appraise the shares of stock. To determine the fair value of the shares, the chancery court will consider all relevant factors except for any appreciation or depreciation due to the anticipation or accomplishment of the merger. After the chancery court determines the fair value of the shares, it will direct Avatech to pay that value to the stockholders who are entitled to appraisal rights. The chancery court can also direct Avatech to pay interest, simple or compound, on that value if the chancery court determines that the payment of interest is appropriate. In order to receive the fair value of your shares, you must then surrender your Avatech stock certificates to Avatech.

    The chancery court could determine that the fair value of your shares of Avatech stock is more than, the same as, or less than the merger consideration. In other words, if you demand appraisal rights, you could receive less consideration than you would under the merger agreement.

    COSTS AND EXPENSES OF APPRAISAL PROCEEDING. The costs and expenses of the appraisal proceeding may be assessed against Avatech and the stockholders participating in the appraisal proceeding, as the chancery court deems equitable under the circumstances. You can request that the chancery court determine the amount of interest, if any, Avatech should pay on the value of stock owned by stockholders entitled to the payment of interest. You may also request that the chancery court allocate the expenses of the appraisal action incurred by any stockholder pro rata against the value of all of the shares entitled to appraisal.

    LOSS OF STOCKHOLDER'S RIGHTS. If you demand appraisal rights, from and after the effective date of the merger you will not be entitled to:

    - vote your shares of Avatech stock, for any purpose, for which you have demanded appraisal rights;

    - receive payment of dividends or any other distribution with respect to such shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective time of the merger; or

    - receive payment of the consideration provided for in the merger agreement (unless you properly withdraw your demand for appraisal).

    If no petition for an appraisal is filed within 120 days after the effective date of the merger, your right to an appraisal will cease. You may withdraw your demand for appraisal and accept the merger consideration by delivering to Avatech a written withdrawal of your demand, except that (1) any attempt to withdraw your demand for appraisal made more than 60 days after the effective date of the merger will require the written approval of Avatech, and (2) an appraisal proceeding in the chancery court cannot be dismissed unless the chancery court approves such dismissal.

    If you fail to comply strictly with the procedures described above you will lose your appraisal rights. Consequently, if you wish to exercise your appraisal rights, we strongly urge you to consult a legal advisor before attempting to exercise your appraisal rights.

    If you do not vote in favor of the merger and fail to properly demand appraisal rights, or if for some reason your right to appraisal is withdrawn or lost, your shares will, upon surrender as described above at the effective time of the merger, be converted into the right to receive the shares of PlanetCAD common stock and cash for fractional shares as provided in the merger agreement.

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AMENDMENT OF AVATECH'S CERTIFICATE OF INCORPORATION TO INCREASE THE TOTAL NUMBER
  OF AUTHORIZED SHARES OF CAPITAL STOCK

    INTRODUCTION

    Avatech's certificate of incorporation currently authorizes the issuance of 10,000,000 shares of Avatech common stock and no shares of Avatech preferred stock. The Avatech board has adopted a resolution proposing that the Avatech certificate of incorporation be amended to increase the authorized number of shares of Avatech capital stock to 12,000,000. The number of authorized shares of common stock would remain 10,000,000 and 2,000,000 shares of preferred stock would be authorized, subject to stockholder approval of the amendment.

    As of July 31, 2002, 5,995,402 shares of Avatech common stock were outstanding and approximately 781,362 shares were reserved for issuance upon exercise of outstanding options and warrants. Based upon the offering to current holders of Avatech's 10% subordinated notes to exchange their notes for shares of a new series of convertible preferred stock and assuming the market price of PlanetCAD's common stock is $2.50 on a post-split basis on the effective date of the merger, up to approximately 1,040,000 shares of Avatech preferred stock could be issued pursuant to the exchange offer. Therefore, unless Avatech preferred stock is authorized, Avatech will be unable to issue the Avatech preferred stock contemplated in the exchange offer.

    PROPOSED AMENDMENT

    The following is the text of ARTICLE FOURTH of the Avatech certificate of incorporation, as proposed to be amended:

    "ARTICLE FOURTH. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is twelve million (12,000,000) shares. Ten million (10,000,000) shares shall be Common Stock, each having a par value of one cent ($0.01). Two million (2,000,000) shares shall be Preferred Stock, each having a par value of one cent ($0.01). Neither the holders of the Common Stock nor the Preferred Stock shall have preemptive rights to subscribe for any shares of any class of stock of the Corporation whether now or hereafter authorized.

    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate (a "Preferred Stock Designation") pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

    PURPOSE AND EFFECT OF THE PROPOSED AMENDMENT

    In order to issue shares of preferred stock in exchange for outstanding Avatech 10% subordinated notes, preferred stock must be authorized in the Avatech certificate of incorporation. The Avatech board believes that the exchange of debt for preferred stock will positively affect Avatech's financial statements, by showing a decrease in debt and an increase in stockholders equity. Avatech does not currently have plans to issue any shares of preferred stock or common stock, other than the shares of

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preferred stock to be issued to the current debt holders who choose to exchange their notes for preferred stock immediately after completion of the merger.

    No additional action or authorization by Avatech's stockholders would be necessary prior to the issuance of such preferred shares, unless required by applicable law or the rules of any stock exchange or national securities association trading system on which the Avatech common stock is then listed or quoted.

    Under Avatech's certificate of incorporation, Avatech's stockholders do not have preemptive rights with respect to Avatech common stock. Thus, if the Avatech board were to elect to issue shares of Avatech preferred stock, existing stockholders would not have any preferential rights to purchase such shares. In addition, if the Avatech board elects to issue shares of Avatech preferred stock, such issuance could have a dilutive effect on the earnings per share, voting power, and share holdings of current stockholders. The issuance of Avatech preferred stock is not anticipated to affect the Avatech common stockholders in connection with the merger. The issuance of the preferred stock is not expected to have any effect on the exchange ratio contemplated with respect to the merger.

    VOTE NECESSARY TO APPROVE THE AMENDMENT

    Each holder of Avatech common stock is entitled to one vote per share held. The affirmative vote of holders of two-thirds of the outstanding shares of Avatech common stock is required for approval of the amendment to increase the authorized number of shares of Avatech capital stock and authorize preferred stock. In the event that a quorum is not present or represented at the Avatech annual meeting, the stockholders entitled to vote at the meeting present in person or by proxy shall have power to adjourn the Avatech annual meeting until a quorum shall be present or represented. Proxies solicited by the Avatech board will be voted for approval of the amendment to increase the authorized number of shares of Avatech capital stock, unless otherwise instructed.

    RECOMMENDATION OF THE AVATECH BOARD

    The Avatech board recommends a vote "FOR" the proposal to amend Avatech's certificate of incorporation to increase the number of authorized shares of Avatech capital stock from 10,000,000 to 12,000,000 and to authorize 2,000,000 shares of preferred stock. Unless a contrary choice is specified, proxies solicited by the Avatech board will be voted "FOR" approval of the amendment to increase the authorized Avatech capital stock.

THE AVATECH BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO INCREASE THE AUTHORIZED AVATECH CAPITAL STOCK.

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                                   THE MERGER

    THIS SECTION OF THE PROXY STATEMENT/PROSPECTUS DESCRIBES CERTAIN ASPECTS OF THE MERGER, INCLUDING THE MERGER AGREEMENT AND THE VOTING AGREEMENTS. WHILE WE BELIEVE THAT THE DESCRIPTION COVERS THE MATERIAL TERMS OF THE MERGER AND THE RELATED TRANSACTIONS, THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ CAREFULLY THE ENTIRE MERGER AGREEMENT AND THE OTHER DOCUMENTS WE REFER TO FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER.

BACKGROUND OF THE MERGER

    As a regular part of their business plans, Avatech and PlanetCAD have from time to time each considered opportunities for expanding and strengthening their technology, products, and development capabilities and distribution channels, including strategic acquisitions, business combinations, licensing and development agreements.

    Additionally, in light of the rapid changes in the software design implementation industry, including industry consolidation, the Avatech board of directors regularly met with Avatech senior management to review Avatech's position relative to its peers and new entrants in the industry, as well as the strategic alternatives available to Avatech in order for it to remain competitive and enhance shareholder value.

    At its Board meeting on May 17, 2000, Avatech management was encouraged to seek a strategic investor in its search for new capital. Throughout the rest of 2000 and 2001, the Avatech board of directors regularly discussed additional funding alternatives and strategic partners. On October 17, 2001, Avatech renewed its engagement with Bentley Securities to act as its financial advisor in this effort.

    In early December 2001, Avatech's financial advisor solicited Eugene Fischer, PlanetCAD's chairman, in his position as a general partner in Capstone Ventures, a venture capital firm, about Capstone's interest in providing financing to Avatech. Mr. Fischer called Avatech's financial advisor to suggest a possible strategic transaction between Avatech and PlanetCAD. Avatech's financial advisor had subsequent telephone discussions with each of Henry Felton, Avatech's chairman, Mr. Fischer and PlanetCAD board member, H. Robert Gill. On December 13, 2001, Mr. Fischer met with Avatech's financial advisor, and Avatech and PlanetCAD entered into a mutual confidentiality and non-disclosure agreement.

    On December 18, 2001, the management of each of PlanetCAD and Avatech had several telephone conversations to discuss financial and product information. Throughout late December 2001, PlanetCAD and Avatech continued to share financial and other business information with each other.

    As part of the continuing discussions, each of PlanetCAD and Avatech proposed and answered a round of formal questions and, on January 16, 2002, Larry Oliva, Avatech Vice President of Professional Services, made a site visit to PlanetCAD's offices in Boulder, Colorado.

    On January 23, 2002, Mr. Fischer and Mr. Gill visited the corporate offices of Avatech in Baltimore, Maryland. During the visit, discussions focused on the expected synergies that would flow from a merger of the two companies.

    Following this meeting, Avatech undertook an investigation of the PlanetCAD product offerings to determine their suitability for Avatech's customer base. After eliminating foreign companies from the PlanetCAD database, the Avatech marketing department compared the remaining 168 account names to the names in the Avatech customer accounts database, finding 88 names on both lists, representing a 52% correlation of major account customers. Furthermore, those matching customers used, on average, 50% more Autodesk seat licenses than those who did not match. In addition, through a permission e-mail survey of its customers, Avatech determined that there would be a market for PlanetCAD's Prescient QA product for use with two Autodesk products, AutoCAD and Autodesk Inventor.

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    In subsequent discussions, PlanetCAD and Avatech determined that a
PQA/Inventor Product could be economically developed and sold. The selection of the PQA/Inventor product line was reinforced through a subsequent meeting with Autodesk executive officers and other Autodesk officials on April 17, 2002.

    On January 29, 2002, David Hushbeck, PlanetCAD's chief executive officer, met with several members of Avatech management to discuss products and marketing.

    On March 1, 2002, Avatech provided PlanetCAD with additional financial information. On March 6, 2002, at the regular monthly PlanetCAD board meeting, Mr. Felton made a presentation about Avatech, its business and prospects and how Avatech and PlanetCAD's businesses could be combined. Mr. Felton was accompanied by a representative of Avatech's financial advisor. PlanetCAD's board was given the opportunity to ask questions of Mr. Felton, and then Mr. Felton and the representative of Avatech's financial advisor left the meeting. A representative from Alliant then reviewed for the PlanetCAD board a preliminary analysis of Avatech's proposal. During the meeting, a representative of Hogan &
Hartson L.L.P. discussed with the PlanetCAD board their fiduciary duties in this type of acquisition transaction.

    At the end of the March 6, 2002 PlanetCAD board meeting, the PlanetCAD board of directors authorized Mr. Fischer to proceed with negotiations with Avatech, in consultation with PlanetCAD's legal and financial advisors, and to commence a due diligence investigation of Avatech. On March 7, 2002 Avatech's financial advisor called PlanetCAD's chief executive officer to discuss Avatech's interest in the merger.

    On March 25, 2002, the chief financial officers of Avatech and PlanetCAD held a call to discuss combined forecasts.

    On March 26, 2002 to March 29, 2002, a representative of PlanetCAD conducted a due diligence investigation at the offices of Avatech.

    Between April 2, 2002 and April 18, 2002, PlanetCAD, Avatech and their counsel negotiated the terms of a non-binding term sheet that outlined the substantive terms of the proposed merger.

    On April 3, 2002, a representative of Avatech conducted a due diligence review at PlanetCAD's office, and on April 10, 2002, the chief financial officers of Avatech and PlanetCAD held a call to discuss combined forecasts.

    On April 16, 2002, at the regular monthly PlanetCAD board meeting, Mr. Fischer, Mr. Hushbeck, PlanetCAD's president and chief executive officer and Ms. Godesiabois, PlanetCAD's chief financial officer, updated the board on the status of the negotiations with Avatech and discussed transition plans and timing.

    On April 18, 2002, PlanetCAD's counsel distributed the first draft of the proposed merger agreement. Throughout the day on April 24, 2002, representatives of PlanetCAD and Avatech, together with their counsel, negotiated most of the terms of the merger agreement.

    On April 25, 2002, Mr. Fischer and Mr. Felton discussed the merger during a telephone call and reached agreement on most of the remaining issues relating to the merger agreement.

    On April 29, 2002, the Avatech board held a special telephonic meeting during which Mr. Nicholson, an executive vice president of Avatech, discussed the proposed merger agreement and Mr. Scott Fischer of Avatech presented the rationale for the merger (see "Avatech's Reasons for the Merger," on page 62). The Avatech board deemed it advisable and in the best interests of Avatech to enter into the merger agreement with PlanetCAD in order to effect a reverse triangular merger with Avatech remaining as a wholly-owned subsidiary of PlanetCAD. To that end, the Avatech board authorized Mr. Felton to negotiate additional and final terms of the merger agreement, to execute the

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merger agreement (the closing of which is contingent upon Avatech stockholder approval), and directed the officers of Avatech to close the merger promptly upon approval of Avatech stockholders.

    Final negotiations between the parties occurred on May 1, 2002, at which time the parties reached agreement on the remaining open issues relating to the merger agreement. Also on May 1, 2002, as part of PlanetCAD's due diligence, Mr. Eugene Fischer met with a representative of Autodesk, Avatech's principal supplier. Late in the afternoon, the PlanetCAD board held a special telephonic meeting to review and discuss the terms of the definitive merger agreement. Alliant Partners made a financial presentation regarding the financial terms of the proposed merger. Alliant Partners' discussion included a discussion of certain analyses described under "--Opinion of PlanetCAD's Financial Advisor." Alliant Partners then rendered its oral opinion, subsequently confirmed in writing, that the total consideration to be provided by PlanetCAD to the stockholders of Avatech pursuant to the merger agreement was fair, from a financial point of view, to PlanetCAD stockholders. PlanetCAD's counsel then reviewed for the board the proposed merger agreement. After discussion of the foregoing, the PlanetCAD board determined that the merger was fair to, and in the best interests of, PlanetCAD and the PlanetCAD stockholders, that the merger agreement and the transactions contemplated thereby were advisable and that the board should recommend that the PlanetCAD stockholders approve the merger agreement and approved and adopted the merger agreement, the merger, the ancillary agreements and related matters. Following the meeting, Mr. Fischer and Mr. Felton agreed upon a minor wording change, and in the evening of May 1, 2002, the parties executed and delivered the merger agreement.

    PlanetCAD and Avatech jointly announced the merger the morning of May 2, 2002, prior to the opening of trading on the American Stock Exchange.

RECOMMENDATION OF PLANETCAD'S BOARD OF DIRECTORS

    After careful consideration, the PlanetCAD board of directors has determined the merger agreement and the merger to be fair to, and in the best interests of, the PlanetCAD stockholders. The PlanetCAD board of directors recommends that PlanetCAD stockholders vote for the proposal to adopt and approve the merger agreement.

    In considering the recommendation of the PlanetCAD board of directors with respect to the merger agreement, you should be aware that certain directors and officers of PlanetCAD have certain interests in the merger that are different from, or are in addition to the interests of PlanetCAD stockholders generally. Please see the section entitled "--Interests of Certain Persons in the Merger" on page 69.

PLANETCAD'S REASONS FOR THE MERGER

    The PlanetCAD board of directors believes that the terms of the merger are in the best interests of PlanetCAD and its stockholders, and has approved the merger and the merger agreement.

    The PlanetCAD board of directors views the merger as a means of helping achieve PlanetCAD's long term strategic and financial goals. In reaching its conclusion to approve the merger, the PlanetCAD board of directors also considered the following factors:

    - information concerning the financial performance and condition, business operations and prospects of Avatech, and Avatech's projected future performance and prospects on a combined basis with PlanetCAD;

    - information concerning the business operations and prospects of PlanetCAD on a stand-alone basis;

    - current industry, economic and market conditions;

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    - the structure of the transaction and the terms of the merger agreement and the merger consideration, which were the result of arms' length negotiations between PlanetCAD and Avatech;

    - the analysis prepared by Alliant Partners and presented to the PlanetCAD board that the total consideration to be provided by PlanetCAD to the Avatech stockholders pursuant to the merger agreement is fair, from a financial point of view, to PlanetCAD's stockholders, as described more fully in the text of the entire opinion attached as Annex E to this proxy statement/ prospectus;

    - PlanetCAD's stockholders will have the opportunity to participate in the potential for growth of the combined company after the merger and to benefit from the potential appreciation in the value of PlanetCAD common stock;

    - the ability to leverage the marketing of PlanetCAD's products using Avatech's nationwide distribution network;

    - the historical performance and reputation of Avatech; and

    - the likelihood that the merger would be completed.

    The PlanetCAD board also identified and considered a variety of potential risks and other negative factors in its deliberations concerning the merger, including, but not limited to:

    - the risk to PlanetCAD's stockholders that the value of PlanetCAD common stock could decline as a result of the merger;

    - the loss of control over the future operations of PlanetCAD following the merger;

    - the impact of the merger on PlanetCAD's employees and customers;

    - the risk that the potential benefits sought in the merger might not be fully realized;

    - the possibility that the merger might not be completed;

    - the potential adverse effects of the public announcement of the merger on PlanetCAD's business;

    - the risk that the attention of PlanetCAD's management may be diverted from PlanetCAD's business operations;

    - the transaction costs expected to be incurred in connection with the merger; and

    - the other risks described in this proxy statement/prospectus under the heading "Risk Factors--Risks Related to the Merger" beginning on page 17.

    As alternatives to the merger, PlanetCAD considered continuing as a stand-alone company, other strategic mergers, the sale of one or more business lines, raising additional equity capital and liquidation. Given the current economic environment relating to capital markets and the prospects for short and long-term growth in PlanetCAD's core business, the board concluded that continuing under the current or any reasonably modified business plan, including attempting to raise additional equity or debt capital, would be unlikely to generate acceptable revenues and return to the shareholders. In addition, the board explored the possibility of other strategic economic or business mergers and sales of one or more product lines and determined that no other such mergers or sales were possible on acceptable terms, if at all. The board also analyzed the short and long-term projected return to stockholders should any continuation of the business or merger or sale be possible. The board concluded that given the economic environment and all other available information and possibilities, that it was in the best interest of PlanetCAD and its stockholders to pursue the proposed merger or in the alternative consider liquidation. In the end, in light of the factors described above, the PlanetCAD

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board determined that the value and benefits available to PlanetCAD stockholders from the merger exceeded the value and potential benefits they might realize from any other alternative available to PlanetCAD.

    The foregoing discussion of the information and factors considered by the PlanetCAD board is not intended to be exhaustive but is believed to include all material factors considered by PlanetCAD's board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the PlanetCAD board, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the PlanetCAD board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including discussions with PlanetCAD's management and legal and financial advisors. In considering the factors described above, individual members of the PlanetCAD board may have given different weight to different factors. The PlanetCAD board considered all these factors as a whole and believes that the merger is fair to, and in the best interests of, PlanetCAD and its stockholders and recommends that the stockholders of PlanetCAD approve the merger.

RECOMMENDATION OF AVATECH'S BOARD OF DIRECTORS

    After careful consideration, the Avatech board of directors has determined the merger agreement and the merger to be fair to, and in the best interests of, the Avatech stockholders. The Avatech board of directors recommends that Avatech stockholders vote for the proposal to adopt and approve the merger agreement.

    In considering the recommendation of the Avatech board of directors with respect to the merger agreement, you should be aware that certain directors and officers of Avatech have certain interests in the merger that are different from, or are in addition to the interests of Avatech stockholders generally. Please see the section entitled "--Interests of Certain Persons in the Merger" on page 69.

AVATECH'S REASONS FOR THE MERGER

    The Avatech board of directors consulted with Avatech's senior management, as well as Avatech's legal counsel, independent accountants and financial advisors, in reaching its decision to approve the merger agreement and the merger and recommend that the stockholders of Avatech approve the merger agreement. During the course of its deliberations, Avatech's board considered a number of factors that it believes make the merger attractive to Avatech's stockholders and could contribute to the success of the combined companies, including:

    - the merger will offer the stockholders of the combined company the potential benefits described above under the heading "PlanetCAD's Reasons for the Merger;"

    - the merger will make available to Avatech additional cash and greater flexibility in obtaining financing available to publicly held companies;

    - the merger will create a combined company with potentially greater financial, technological and human resources to develop and market new products and services;

    - in the merger, Avatech stockholders will receive securities listed on the American Stock Exchange, thereby permitting them to obtain liquidity for their investment, in contrast to the illiquid nature of their present holdings in Avatech common stock;

    - the terms and conditions of the merger agreement, including the expected tax-free treatment to Avatech's stockholders; and

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    - the merger will give Avatech the ability to offer shares of stock in a public corporation that can be listed on the American Stock Exchange, instead of cash, as currency for potential acquisition transactions.

    The Avatech board also identified and considered a variety of potential risks and other negative factors in its deliberations concerning the merger, including, but not limited to:

    - the risk to Avatech's stockholders that the value to be received in the merger could decline significantly if the value of PlanetCAD's common stock were to fall prior to or following the closing of the merger;

    - the impact of the loss of Avatech's status as an independent company on its stockholders, employees and customers;

    - the greater costs associated with operating as a publicly held company;

    - the risk that the potential benefits sought in the merger might not be fully realized;

    - the possibility that the merger might not be completed;

    - the risk that, despite the efforts of PlanetCAD and Avatech, key technical, sales and management personnel might not remain employees of the combined company following the completion of the merger;

    - the risk that the attention of Avatech's management may be diverted from Avatech's business operations;

    - the transaction costs expected to be incurred in connection with the merger; and

    - the other risks described in this proxy statement/prospectus under the heading "Risk Factors--Risks Related to the Merger" beginning on page 17.

    Avatech's board considered a number of alternatives to the merger with PlanetCAD, including other strategic mergers, its ability to raise substantial additional capital, and the possibility of an advantageous sale of the company. Prior to its initial discussions with PlanetCAD's management, Avatech approached, or was approached by, a number of other companies regarding a merger or other business combination. Avatech's board concluded that of the merger possibilities available to it, the terms of the merger with PlanetCAD were in its, and its stockholders, best interests. Although Avatech's board considered an advantageous sale of the company, discussions with potential acquiring entities did not result in valuations of Avatech acceptable to its management. Finally, given the rapid decline in private investment in its business sector, and the decline in general economic and market conditions, generally, Avatech's discussions with institutional and venture capital investors did not result in any proposals acceptable to Avatech's board.

    The foregoing discussion of the information and factors considered by the Avatech board is not intended to be exhaustive but is believed to include all material factors considered by Avatech's board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the Avatech board, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Avatech board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including discussions with Avatech's management and legal and financial advisors. In considering the factors described above, individual members of the Avatech board may have given different weight to different factors. The Avatech board considered all these factors as a whole and believes that the merger is fair to, and in the best interests of, Avatech and its stockholders and recommends that the stockholders of Avatech approve the merger and the merger agreement.

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OPINION OF PLANETCAD'S FINANCIAL ADVISOR

    PlanetCAD retained Alliant Partners to render an opinion regarding the fairness of the proposed merger between Avatech and a subsidiary of PlanetCAD, from a financial point of view, to the stockholders of PlanetCAD.

    By teleconference on the afternoon of May 1, 2002, Alliant Partners delivered to the PlanetCAD board of directors its opinion that, as of May 1, 2002, and based on the matters described in the opinion, the total consideration to be issued by PlanetCAD to the stockholders of Avatech in connection with the merger was fair, from a financial point of view, to the stockholders of PlanetCAD. No limitations were imposed by PlanetCAD on the scope of Alliant Partners' investigations or the procedures to be followed by Alliant Partners in rendering its fairness opinion.

    The full text of the fairness opinion letter, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken by Alliant Partners in connection with the opinion is attached to this proxy statement/prospectus as Annex E. Stockholders of PlanetCAD are urged to read Alliant Partners' fairness opinion letter in its entirety. The fairness opinion was prepared for the benefit and use of the PlanetCAD board of directors in its consideration of the merger and does not constitute a recommendation to stockholders of PlanetCAD as to how they should vote in connection with the merger. The fairness opinion does not address the relative merits of the merger or any other transactions or business strategies discussed by the PlanetCAD board of directors as alternatives to the merger agreement or the underlying business decision of the PlanetCAD board of directors to proceed with or effect the merger, except with respect to the fairness of the total consideration to be issued by PlanetCAD to the stockholders of Avatech, from a financial point of view, to the stockholders of PlanetCAD. The following is a summary of the material information related to Alliant's fairness opinion.

    In connection with the preparation of Alliant Partners' fairness opinion, Alliant Partners, among other things:

    - reviewed and discussed the terms of the merger agreement dated May 1, 2002 with the managements of both PlanetCAD and Avatech;

    - reviewed financial statements and other financial and operating data concerning Avatech and PlanetCAD prepared by their respective managements;

    - compared some aspects of the financial performance of Avatech and PlanetCAD with comparable public companies and the prices paid for securities in those publicly traded companies;

    - analyzed available public information concerning other mergers and acquisitions comparable in whole or in part to the merger;

    - assessed Avatech's and PlanetCAD's values based on forecasts of future cash flows for each company using discounted cash flow analyses;

    - assessed Avatech's and PlanetCAD's relative contribution to the combined organization based on current and projected financial performance; and

    - participated in discussions with PlanetCAD and Avatech management concerning the operations, business strategy, financial performance and prospects for PlanetCAD and Avatech as a combined organization.

    In conducting its review and arriving at its fairness opinion, Alliant Partners relied on and assumed the accuracy and completeness of the financial statements and other information provided by PlanetCAD and Avatech or otherwise made available to Alliant Partners and did not assume independent responsibility to verify the information. Alliant Partners further relied on the assurances of

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PlanetCAD's and Avatech's respective managements that the information provided was prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflected the best currently available estimates and good faith judgments of PlanetCAD's and Avatech's respective managements as to the expected future financial performance of the combined organization as well as assurances that PlanetCAD management was not aware of any information or facts that would make the information provided to Alliant Partners incomplete or misleading.

    In arriving at the fairness opinion, Alliant Partners did not perform any appraisals or valuations of specific assets or liabilities of PlanetCAD or Avatech and was not furnished with any appraisals or valuations.

    Alliant Partners did not undertake any independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which PlanetCAD, Avatech or any of their respective affiliates was a party or may be subject. At PlanetCAD's direction and with its consent, Alliant Partners did rely upon certain information provided by PlanetCAD regarding the possible assertion of claims, outcomes or damages arising out of those matters relating to pending or threatened litigation, possible unasserted claims or other contingent liabilities to which PlanetCAD may be subject in the future. Although developments following the date of Alliant Partners' fairness opinion may affect the opinion, Alliant Partners assumed no obligation to update, revise or reaffirm the opinion.

    Following is a summary description including all material sources of information and valuation methodologies employed by Alliant Partners in conjunction with rendering its opinion to the PlanetCAD board of directors.

    BUSINESS VALUATION OF AVATECH

    COMPARABLE PUBLIC COMPANY ANALYSIS FOR AVATECH. Alliant Partners compared some financial information and valuation ratios relating to Avatech to corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to Avatech. The comparable companies selected included six publicly traded companies in the business of reselling design software and providing related software training and support services. Financial information reviewed by Alliant Partners included each company's: (a) enterprise value, calculated as the market capitalization of the selected company, plus the company's long term debt, less the company's excess cash; (b) trailing twelve month, or TTM, revenue as reported as of the date of Alliant Partners' fairness opinion; (c) TTM pro forma operating income;
(d) revenue for calendar years 2000 and 2001; and (e) projected calendar year revenue estimates for 2002. Comparable companies included: Ansys, Inc; Autodesk; Canterbury Consulting; Intergraph; Parametric Technology; and Rand Technology.

    The comparable companies demonstrated valuation multiples of enterprise value to calendar year 2001 revenue ranging from 0.3x to 4.4x, with a median of 1.4x and an average of 1.7x. The companies demonstrated valuation multiples of enterprise value to calendar year 2002 projected revenue ranging from 0.3x to 3.8x, with a median of 1.5x and an average of 1.8x. For the purposes of the fairness opinion, the narrow averages of the valuation multiples were used to reach value indications using this comparable public company methodology (the narrow average excludes the highest and lowest values in the data set). The narrow averages of the comparable companies' calendar year 2001 revenue and calendar year 2002 projected revenue multiples were 1.3x and 1.6x, respectively. Alliant Partners made adjustments to the valuation multiples to account for differences in performance (-40%), marketability (-35%) and size (-20%) and application of an acquisition control premium (+42%) before reaching an implied average enterprise value of $25.3 million for Avatech through this methodology.

    COMPARABLE TRANSACTION ANALYSIS FOR AVATECH. Alliant Partners reviewed eight comparable merger and acquisition transactions from March 2000 through November 2001 that involved sellers that share some characteristics with Avatech, including companies in the business of selling design software and providing related software training and support services. Those comparable merger and acquisition transactions of companies included: Keane's acquisition of Metro Information Services; CIBER's acquisition of Aris Corp.; Electronic Data Systems' acquisition of Structural Dynamics; Novell's acquisition of Cambridge Technology Partners; Convergys' acquisition of Keane's Help Desk business; Dimension Data Learning Solutions' acquisition of Colorado Computer Training Institute; Thomson Corp.'s acquisition of Wave Technologies International; and Dassault's acquisition of EAI Delta GmbH (subsidiary of Engineering Animation).

    Estimated multiples paid in the comparable merger and acquisition transactions were based on information obtained from public filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. The transaction values were adjusted to account for changes in each respective acquiror's stock price since the transaction effective date.

    The comparable merger and acquisition transactions demonstrated valuation multiples of adjusted transaction value to trailing twelve month, or TTM, revenue ranging from 0.2x to 1.9x, with a median of 0.5x and an average of 0.8x. For the purposes of the fairness opinion, the narrow average of the valuation multiples was used to reach value indications using this comparable transaction methodology (the narrow average excludes the highest and lowest values in the data set). The narrow average of the comparable merger and acquisition transactions' TTM revenue multiples was 0.7x. Some additional adjustments for differences in liquidity (-18%) and size (-10%) were made to the valuation multiples before reaching an implied enterprise value of $17.0 million for Avatech through this comparable transactions methodology.

    No company, transaction or business utilized as a comparison in the comparable public company analysis or the comparable transaction analysis is identical to PlanetCAD, Avatech or the merger. In evaluating the comparable companies, Alliant Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PlanetCAD or Avatech. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, comparable transactions or the business segment, companies or transactions to which they are being compared.

    DISCOUNTED CASH FLOW ANALYSIS FOR AVATECH. Alliant estimated the present value of the projected future cash flows of Avatech on a stand-alone basis based on projections for its fiscal years ending June 30, 2002 through June 30, 2004 and a discount rate of twenty-seven percent. Alliant Partners obtained a terminal valuation based on application of an adjusted projected revenue multiple to terminal year projected revenues. Terminal year projected revenues assumes five percent growth over revenues projected for the fiscal year ended June 30, 2004. Based on this methodology, Avatech has an implied enterprise value of $16.5 million.

    EQUITY VALUATION SUMMARY FOR AVATECH. To reach a value range for the equity value of Avatech, Alliant Partners utilized a weighted average of the value indications implied by the three methodologies (comparable public company, comparable transaction and discounted cash flow) of $19.7 million, weighting each methodology equally. An adjustment was then made to account for long term debt obligations on Avatech's balance sheet of $3.5 million expected as of the closing of the merger; the $3.5 million includes both current and noncurrent portions of long term debt. After making this adjustment, the implied equity valuation for Avatech as of May 1, 2002 was $16.1 million, with a valuation range of $14.5 million to $17.7 million.

    BUSINESS VALUATION OF PLANETCAD

    Per the terms of the merger agreement, PlanetCAD will provide common stock in exchange for all outstanding shares of Avatech such that post-merger, Avatech stockholders will hold 75% and PlanetCAD stockholders will hold 25% of the outstanding stock of the joint entity.

    PlanetCAD management has for some time not believed that PlanetCAD's market price represents the intrinsic market value for the Company. Accordingly, a valuation analysis was performed in order to reach a value indication for PlanetCAD as of May 1, 2002.

    COMPARABLE COMPANY ANALYSIS FOR PLANETCAD. Alliant Partners compared some financial information and valuation ratios relating to PlanetCAD to corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to PlanetCAD. The comparable companies selected included seven publicly traded companies in the business of providing computer-aided design and engineering software and related support and collaboration services. Financial information reviewed by Alliant Partners included each company's: (a) enterprise value, calculated as the market capitalization of the selected company, plus the company's long term debt, less the company's excess cash; (b) trailing twelve month, or TTM, revenue as reported as of the date of Alliant Partners' fairness opinion; (c) TTM pro forma operating income; (d) revenue for calendar years 2000 and 2001; and
(e) projected calendar year revenue estimates for 2002. Comparable companies included: Ansys, Inc.; Autodesk; Dassault Systems; Manugistics Group; MatrixOne; MSC.Software; and Parametric Technology.

    The comparable companies demonstrated valuation multiples of enterprise value to calendar year 2001 revenue ranging from 1.2x to 7.7x, with a median of 2.1x and an average of 3.2x. The companies demonstrated valuation multiples of enterprise value to calendar year 2002 projected revenue ranging from 1.1x to 6.9x, with a median of 2.0x and an average of 2.9x. For the purposes of the fairness opinion, the narrow averages of the valuation multiples were used to reach value indications using this comparable public company methodology (the narrow average excludes the highest and lowest values in the data set). The narrow averages of the comparable companies' calendar year 2001 revenue and calendar year 2002 projected revenue multiples were 2.7x and 2.5x, respectively. Alliant Partners made some adjustments to the valuation multiples to account for differences in performance (-60%) and size (-20%) and application of an acquisition control premium (+42%) before reaching an implied average enterprise value of $3.5 million for PlanetCAD through this methodology.

    COMPARABLE TRANSACTION ANALYSIS FOR PLANETCAD. Alliant Partners reviewed thirteen comparable merger and acquisition transactions from March 2000 through April 2002 that involved sellers that share some characteristics with PlanetCAD, including companies providing design and engineering software and related services. These comparable transactions of companies included: MSC.Software's acquisition of Mechanical Dynamics; Electronic Data Systems' acquisition of Unigraphics Solutions; Electronic Data Systems' acquisition of Structural Dynamics; Autodesk's acquisition of Buzzsaw.com; EXE Technologies' acquisition of AllPoints Systems; Dassault Systems' acquisition of the Component Software division of Spatial Technology (now PlanetCAD); Manhattan Associates' acquisition of Intrepa; Unigraphics Solutions' acquisition of Engineering Animation; Ansys' acquisition of ICEM CFD Engineering; Spatial Technology's (now PlanetCAD) acquisition of Prescient Technologies; i2 Technologies' acquisition of Aspect Development; Aspen Technology's acquisition of PetrolSoft; and Dassault Systems' acquisition of EAI Delta GmbH (subsidiary of Engineering Animation).

    Estimated multiples paid in the comparable merger and acquisition transactions were based on information obtained from public filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. The transaction values were adjusted to account for changes in each respective acquiror's stock price since the transaction effective date.

    The comparable merger and acquisition transactions demonstrated valuation multiples of adjusted transaction value to trailing twelve month, or TTM, revenue ranging from 0.2x to 8.9x, with a median

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
of 1.7x and an average of 2.4x. For the purposes of the fairness opinion, the narrow average of the valuation multiples was used to reach value indications using this comparable transaction methodology (the narrow average excludes the highest and lowest values in the data set). The narrow average of the comparable merger and acquisition transactions' TTM revenue multiples was 2.0x. An additional adjustment for difference in size (-10%) was made to the valuation multiples before reaching an implied enterprise value of $3.3 million for PlanetCAD through this methodology.

    DISCOUNTED CASH FLOW ANALYSIS FOR PLANETCAD. Alliant estimated the present value of the projected future cash flows of PlanetCAD on a stand-alone basis based on projections for the years ending December 31, 2002 through December 31, 2004 and a discount rate of forty-two percent. Alliant Partners obtained a terminal valuation based on application of an adjusted projected revenue multiple to terminal year projected revenues. Terminal year projected revenues assumes five percent growth over revenues projected for the year ending December 31, 2004. Based on this methodology, PlanetCAD has an implied enterprise value of $2.1 million.

    EQUITY VALUATION SUMMARY FOR PLANETCAD. To reach a value range for the equity value of PlanetCAD, Alliant Partners utilized a weighted average of the value indications implied by the three methodologies (comparable public company, comparable transaction and discounted cash flows) of $2.9 million, weighting each methodology equally. An adjustment was then made to account for excess cash on PlanetCAD's balance sheet of $1.5 million expected as of the close of the merger; excess cash of $1.5 million is calculated as cash, less current liabilities and off-balance sheet contingent liabilities. After making this adjustment, the implied equity valuation for PlanetCAD is $4.5 million, with a valuation range of $4.0 million to $4.9 million.

    RELATIVE CONTRIBUTION ANALYSIS

    Alliant Partners analyzed PlanetCAD's and Avatech's relative contributions to the combined organization based on analysis of each company's current and projected revenue contribution to the combined organization for calendar years 2002 through 2004 as well as contributions based on each company's most recent balance sheet figures. To reach a range for the percentage contributions of PlanetCAD and Avatech to the combined organization, Alliant Partners utilized a weighted average of the percentage contributions indicated by the analysis of the combined income statements and balance sheets. The indicated income statement contributions were weighed higher than the indicated balance sheet contributions; the income statement is seen as providing the best indication of both PlanetCAD's and Avatech's contribution to the combined organization going forward, as it is based upon both present and expected future financial performance. The relative contribution analysis yielded an implied weighted average percentage contribution range for PlanetCAD of 21% to 26% and an implied weighted average percentage contribution range for Avatech of 69% to 84%, consistent with the respective percentage ownership interests in the joint entity expected at the completion of the merger.

    CONSIDERATION PROVIDED

    As stated previously, per the terms of the merger agreement, PlanetCAD will provide common stock in exchange for all outstanding shares of Avatech such that post-merger, Avatech stockholders will hold 75% and PlanetCAD stockholders will hold 25% of the outstanding stock of the joint entity.

    Based on the implied equity valuations of $16.1 million for Avatech and $4.5 million for PlanetCAD, the combined equity valuation of the two companies totals $20.6 million, of which Avatech comprises 78% and PlanetCAD comprises 22%. Accordingly, the consideration to be provided to Avatech resulting in 75% Avatech ownership in the joint entity post-merger is below Avatech's 78% contribution to the combined equity valuation.

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
    Based upon and subject to the foregoing, it was the opinion of Alliant Partners that, as of May 1, 2002, the total consideration to be provided by PlanetCAD to the stockholders of Avatech pursuant to the merger agreement is fair, from a financial point of view, to the stockholders of PlanetCAD.

    CONCLUSION

    While the foregoing summarizes the analyses and factors that Alliant Partners deemed material, it is not a comprehensive description of all analyses and factors considered by Alliant Partners. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alliant Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying Alliant Partners' fairness opinion. The conclusions reached by Alliant Partners may involve significant elements of subjective judgment and qualitative analysis. In performing its analyses, Alliant Partners considered general economic, market and financial conditions and other matters, many of which are beyond the control of PlanetCAD and Avatech.

    Pursuant to its letter agreement with PlanetCAD, Alliant Partners received a fee of $110,000 for the fairness opinion rendered to the PlanetCAD board of directors; Alliant Partners is not to receive any other fees related to this transaction. PlanetCAD has also agreed to reimburse Alliant Partners for its out-of-pocket expenses and to indemnify and hold harmless Alliant Partners and its affiliates and any person, director, employee or agent acting on behalf of Alliant Partners or any of its affiliates, or any person controlling Alliant Partners or its affiliates, for losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Alliant Partners as financial advisor to PlanetCAD. The terms of the fee arrangement with Alliant Partners, which PlanetCAD and Alliant Partners believe are customary in transactions of this nature, were negotiated at arm's-length between Alliant Partners and PlanetCAD and the PlanetCAD board of directors was aware of any fee arrangements. Alliant Partners has not received any other fees from PlanetCAD during the two years preceding this transaction.

    Alliant Partners was retained based on Alliant Partners' experience as a financial advisor. As part of its investment banking business, Alliant Partners is frequently engaged in the valuation of technology businesses and their securities in connection with mergers and acquisitions, sales and divestitures, joint ventures and strategic partnerships, private financings and other specialized studies.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    When considering the recommendation of the PlanetCAD and Avatech boards of directors that the stockholders of PlanetCAD and Avatech adopt the merger agreement, you should be aware that the directors and officers of PlanetCAD and Avatech have certain interests in the merger and have certain arrangements that are different from, or are in addition to, those of PlanetCAD and Avatech stockholders generally. These include:

    VOTING AGREEMENTS

    Certain stockholders of Avatech and PlanetCAD, including members of Avatech's management, have entered into voting agreements with Avatech and PlanetCAD. Under the voting agreements, these stockholders have agreed to vote all of their shares of Avatech common stock and PlanetCAD voting stock owned of record by each of them, or that they otherwise have the power to vote:

    - for adoption and approval of the merger agreement; and

    - in favor of any other matter necessary for completion of the transactions contemplated by the merger agreement that is considered at any Avatech or PlanetCAD stockholders' meeting, and to execute any documents which are necessary or appropriate in order to consummate the transactions contemplated by the merger agreement.

The following officers and directors of Avatech have signed voting agreements:
Frank C. Willson, Jean Schaeffer, Henry D. Felton, Gregory A. Blackwell, Keith Carter, W. James Hindman and V. Joel Nicholson. Because no officer or director of PlanetCAD is a significant stockholder of PlanetCAD, none of them has signed a voting agreement, although a venture capital fund of which Mr. Fischer is a principal, Capstone Ventures, has signed a voting agreement. See the section entitled "The Merger Agreement--The Voting Agreements" for more information about these agreements.

    RETENTION OF DIRECTORS AND EXECUTIVE OFFICERS

    It is anticipated that Eugene J. Fischer and James A. Fanella, currently on PlanetCAD's board of directors, and Henry Felton, W. James Hindman, and Donald Walsh currently on Avatech's board of directors, will be appointed to the board of directors of the combined company. Additionally, we anticipate that the current executive officers of Avatech will become the executive officers of the combined company and that W. James Hindman will be appointed to serve as chairman of the board of directors of the combined company, upon completion of the merger.

    ASSUMPTION OF OUTSTANDING AVATECH OPTIONS AND GRANT OF PLANETCAD OPTIONS

    As of July 31, 2002, the executive officers and directors of Avatech and their affiliates owned 3,463,111 shares of Avatech common stock. Additionally, as of July 31, 2002, the executive officers and directors of Avatech held options to purchase 233,593 shares of Avatech common stock. The shares of Avatech common stock will be converted into PlanetCAD shares in the merger, and the options will be assumed by PlanetCAD in the merger.

    If each of the proposals regarding (i) the PlanetCAD 2002 stock option plan and (ii) merger with Avatech are approved, after closing of the merger, PlanetCAD intends to use shares available under the plan for option grants to the following key executives:

                                                                          NUMBER OF
                                                                          PLANETCAD
                                                                        COMMON SHARES
NAME                             POSITION         DOLLAR VALUE ($)*   UNDERLYING OPTIONS
----                      ----------------------  -----------------   ------------------
Hank Felton.............  Chief Executive              297,200             743,000
                          Officer
V. Joel Nicholson.......  Executive Vice                89,600             222,900
                          President
Gary Rever..............  Chief Financial               89,600             222,900
                          Officer
Debra Keith, Sr.........  Senior Vice President         74,300             185,750

------------------------

* For illustrative purposes only, the dollar value was calculated using a price per share of $0.40, the closing market price on July 31, 2002.

    ISSUANCE OF AVATECH PREFERRED STOCK IN EXCHANGE FOR OUTSTANDING NOTES

    The executive officers and directors of Avatech listed below have agreed to accept Avatech preferred stock in exchange for the cancellation of notes issued by Avatech and held by them. The Avatech preferred stock would be issued immediately after completion of the merger and would be convertible into shares of PlanetCAD common stock on a basis of 1.1 shares of PlanetCAD common stock for each share of Avatech preferred stock. The preferred stock would convert automatically into PlanetCAD common stock two years after it was issued, upon the earlier sale, merger or liquidation of Avatech or at any time that the preferred stock as a whole represents more than 18% of the

                                       70
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outstanding value of Avatech. The common stock underlying the preferred stock will be registered for resale following the Merger. The notes held by the persons below will convert into that number of shares of Avatech preferred stock equal to the principal amount of notes held at the time of the closing of the merger divided by the closing price of PlanetCAD common stock on the day of the merger (but not less than $2.50 per share and no more than $7.50 per share, on a post-split basis).


                                                                     MAXIMUM NUMBER
                                                     PRINCIPAL        OF PLANETCAD
                                                      AMOUNT       SHARES TO BE ISSUED
NAME                             POSITION          OF NOTES HELD   (POST-SPLIT BASIS)*
----                      -----------------------  -------------   -------------------
Henry D. Felton.........  Chairman and Chief         $300,000            132,000
                            Executive Officer
W. James Hindman........  Director                   $225,000             99,000
Jean Schaeffer..........  Director                   $100,000             44,000


------------------------


*   This number is obtained by dividing the principal amount of notes held by
    2.50 (the minimum per share conversion amount), and then multiplying that amount by 1.1 (the common stock conversion factor).


    ACCELERATED VESTING OF PLANETCAD STOCK OPTIONS


    As a result of the merger, the options to purchase PlanetCAD common stock held by PlanetCAD's current directors and executive officers will become fully vested and exercisable for a period of 15 days before the completion of the merger. Any PlanetCAD stock options that are not exercised during the 15-day period before the merger will terminate automatically immediately after the merger, except for the options held by Mr. Hushbeck and Ms. Godesiabois. PlanetCAD has entered into amendments to Mr. Hushbeck's and Ms. Godesiabois' change in control agreements that provide that all of their options will remain exercisable for a period of one year following the closing. Of any unexercised options held by Mr. Hushbeck and Ms. Godesiabois after the one-year period following the merger, approximately 45.83% of their options will remain exercisable for an additional 18 months under the terms of their change-in-control agreements with PlanetCAD, assuming their employment is terminated in October 2002. The following chart shows the stock options held by the directors and officers of PlanetCAD, the corresponding exercise price of those options and the value of in-the-money options (that is, options for which the fair market value of PlanetCAD's common stock exceeds the exercise prices of the options) assuming a fair market value of $0.40 (the closing price of PlanetCAD's common


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

stock on July 31, 2002) at the time their options become exercisable. The vesting of the Avatech stock options assumed by PlanetCAD will not accelerate as a result of the merger.


                                                      SHARES SUBJECT   EXERCISE
NAME                                  POSITION          TO OPTIONS     PRICE ($)   VALUE ($)
----                             -------------------  --------------   ---------   ---------
Eugene J. Fischer..............  Chairman of the           7,500           0.60         --
                                   Board                   5,035         2.6875         --
                                                          15,000           9.50         --

David W. Hushbeck..............  President and Chief     100,000           0.17     23,000
                                   Executive Officer     175,000           0.19     36,750
                                                         125,000           0.51         --

Philip E. Barak................  Director                  7,500           0.60         --
                                                           7,500         2.3125         --
                                                           7,500         2.3750         --
                                                           7,500         2.6875         --
                                                           7,500         2.9375         --
                                                          15,000           5.00         --

James A. Fanella...............  Director                 15,000           0.34        900

H. Robert Gill.................  Director                  7,500           0.60         --
                                                           3,000         2.3125         --
                                                           7,500         2.3750         --
                                                           7,500         2.6875         --
                                                           7,500         2.9375         --
                                                          15,000         4.1250         --

Joy M. Godesiabois.............  Chief Financial          50,000           0.19     10,500
                                   Officer, Vice         125,000           0.61         --
                                   President and
                                   Secretary

    INDEMNIFICATION AND OFFICERS' AND DIRECTORS' LIABILITY INSURANCE

    PlanetCAD and Avatech have agreed that all rights to indemnification and limitations on liability under the PlanetCAD charter documents will survive the merger. Subject to limitations, directors' and officers' liability insurance coverage substantially equivalent to levels of coverage currently in effect under PlanetCAD's existing directors' and officers' liability insurance will be maintained for six years. See "The Merger Agreement--Indemnification; Directors' and Officers' Insurance."

    SEVERANCE BENEFITS TO EXECUTIVE OFFICERS UNDER CHANGE-IN-CONTROL AGREEMENTS

    It is expected that the employment of Mr. Hushbeck and Ms. Godesiabois will be terminated immediately prior to the merger. Under the terms of their change-in-control agreements with PlanetCAD, Mr. Hushbeck will receive a cash payment of $66,667 and Ms. Godesiabois will receive a cash payment of $53,334. In addition, the medical, vision and dental benefits of Mr. Hushbeck and Ms. Godesiabois will be extended for six months, or until they become eligible for coverage under another plan. The cost of continuing the medical, vision and dental benefits for Mr. Hushbeck and Ms. Godesiabois will be approximately $1,947 for each person.

STRUCTURE OF THE MERGER AND CONVERSION OF AVATECH COMMON STOCK

    Pursuant to the terms and conditions of the merger agreement and subject to approval of the merger agreement by the PlanetCAD and Avatech stockholders, Raven Acquisition Corporation, a newly formed and wholly-owned subsidiary of PlanetCAD, will be merged with and into Avatech. As a result of the merger, the separate corporate existence of Raven Acquisition Corporation will cease and Avatech will survive the merger as a subsidiary of PlanetCAD. PlanetCAD will own the number of shares of common stock of Avatech after the merger equal to the total number of shares of outstanding Avatech common stock immediately prior to the merger. PlanetCAD will own at least 85% of the outstanding stock of Avatech after the merger.


    In the merger, holders of Avatech common stock will receive the right to convert each share of Avatech common stock into a number of fully paid and non-assessable shares of PlanetCAD common stock that is determined by an exchange ratio. The exchange ratio is equal to three times the number of shares of PlanetCAD common stock outstanding prior to the merger divided by the number of shares of Avatech common stock outstanding prior to the merger. As a result, Avatech stockholders will own 75% of the common stock outstanding after the merger and PlanetCAD stockholders will own 25%. Based on current information and certain assumptions, PlanetCAD and Avatech estimate that Avatech stockholders will receive approximately 7.44 shares of PlanetCAD common stock for each share of Avatech common stock they own before any adjustments based on the reverse stock split. The number of shares of PlanetCAD common stock issuable in the merger will be proportionately adjusted for any stock split, stock dividend or similar event with respect to Avatech common stock or PlanetCAD common stock effected between the date of the merger agreement and the completion of the merger. The exchange ratio will also change if any of PlanetCAD's officers and directors exercise their stock options. The number of options that will be exercisable by PlanetCAD's officers and directors is listed on page 72 of this proxy statement/prospectus. As of the date of this proxy statement/ prospectus, neither PlanetCAD nor Avatech has any other plans to issue common stock before completion of the merger. No certificate or scrip representing fractional shares of PlanetCAD common stock will be issued in connection with the merger. Instead, Avatech stockholders will receive cash, without interest, in lieu of any fraction of a share of PlanetCAD common stock they would otherwise receive. The amount of cash payable in exchange for any fractional share interest of PlanetCAD common stock will be calculated by multiplying the fractional share interest the Avatech stockholder would otherwise be entitled to by closing price of PlanetCAD common stock on the date of the merger.


    Based on the number of shares of PlanetCAD common stock and Avatech common stock currently outstanding and an assumed exchange ratio of 7.44, the former stockholders of Avatech would hold, following the merger, approximately 44.6 million shares of PlanetCAD common stock or 75% of the then outstanding shares of PlanetCAD common stock.

    The merger will become effective when a certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as will be specified in the certificate of merger. The closing of the merger will occur within two business days after the last condition in the merger agreement has been satisfied or waived, unless the parties agree otherwise.

EXCHANGE OF AVATECH STOCK CERTIFICATES FOR PLANETCAD STOCK CERTIFICATES

    When the merger is completed, PlanetCAD's exchange agent will mail to Avatech stockholders a letter of transmittal and instructions for use in surrendering Avatech stock certificates in exchange for PlanetCAD stock certificates. When Avatech stockholders deliver Avatech stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, they will receive PlanetCAD stock certificates representing the number of whole shares of PlanetCAD common stock to which they are entitled under the merger agreement. Avatech stockholders will receive payment in cash, without interest, in lieu of any fractional shares of PlanetCAD common stock that would have been otherwise issuable to them in the merger.

    AVATECH STOCKHOLDERS SHOULD NOT SUBMIT AVATECH STOCK CERTIFICATES FOR EXCHANGE UNLESS AND UNTIL THEY RECEIVE THE TRANSMITTAL INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

    Avatech stockholders are not entitled to receive any dividends or other distributions on PlanetCAD common stock until the merger is completed and they have surrendered their Avatech stock certificates in exchange for PlanetCAD stock certificates.

    Subject to the effect of applicable laws, promptly following surrender of Avatech stock certificates and the issuance of the corresponding PlanetCAD certificates, Avatech stockholders will be paid the amount of dividends or other distributions, without interest, with a record date after the completion of the merger that were previously paid with respect to their whole shares of PlanetCAD common stock.

    PlanetCAD will only issue Avatech stockholders a PlanetCAD stock certificate or a check in lieu of a fractional share in a name in which the surrendered Avatech stock certificate is registered. If you wish to have your certificate issued in another name you must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

TREATMENT OF AVATECH STOCK OPTIONS AND WARRANTS

    When the merger is completed, PlanetCAD will assume all outstanding options to purchase Avatech common stock and convert them into options to purchase PlanetCAD common stock. PlanetCAD will convert each assumed Avatech option into an option to purchase that number of shares of PlanetCAD common stock equal to the number of shares of Avatech common stock purchasable pursuant to the Avatech option immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole number of shares of PlanetCAD common stock. The exercise price per share will be equal to the exercise price per share of Avatech common stock divided by the exchange ratio, rounded up to the nearest whole cent. Each assumed option will be subject to all other terms and conditions set forth in the applicable documents evidencing each Avatech option immediately prior to the effective time of the merger, including any repurchase rights or vesting provisions. As of July 31, 2002, options for 698,149 shares of Avatech common stock were outstanding under Avatech's 1998 and 2000 stock option plans, all with an exercise price of $4.25 per share. Assuming an exchange ratio of 7.44 shares of PlanetCAD common stock for each share of Avatech common stock, it is anticipated that the Avatech options assumed by PlanetCAD will be converted into options to purchase approximately 5,194,228 shares of PlanetCAD common stock at an exercise price of $0.57 per share.

    PlanetCAD will file a registration statement on Form S-8 with the Securities and Exchange Commission, to the extent available, for the shares of PlanetCAD common stock issuable with respect to Avatech options assumed by PlanetCAD in connection with the merger.

    As of July 31, 2002, warrants for 83,213 shares of Avatech common stock were outstanding. Warrants to purchase 67,000 shares have an exercise price of $5.75 per share and 16,213 have a nominal exercise price per share. Assuming an exchange ratio of 7.44 shares of PlanetCAD common stock for each share of Avatech common stock, it is anticipated that the Avatech warrants will be converted into the right to purchase approximately 619,104 shares of PlanetCAD common stock; 498,480 of which will have an exercise price of $0.77 per share and 120,624 of which will have a nominal exercise price per share.

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
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

    The following summary discusses the material federal income tax consequences of the merger. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Internal Revenue Code, applicable U.S. Treasury regulations under the Internal Revenue Code, administrative rulings and judicial authority, all as of the date of this proxy statement/prospectus. All of the foregoing authorities are subject to change, and any change could affect the continuing validity of this summary. The summary assumes that the holders of shares of Avatech common stock hold their shares as a capital asset. The summary does not address the tax consequences that may be applicable to particular Avatech stockholders in light of their individual circumstances or to Avatech stockholders who are subject to special tax rules, like tax-exempt organizations, dealers in securities, financial institutions, mutual funds, insurance companies, non-United States persons, stockholders who acquired shares of Avatech common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan and stockholders who hold shares of Avatech common stock as part of a straddle, hedge, or conversion transaction, stockholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code and stockholders whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code. This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction. Furthermore, the following discussion does not address (i) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Avatech shares are acquired or PlanetCAD shares are disposed of; or (ii) the tax consequences of the receipt of PlanetCAD shares other than in exchange for Avatech shares.

    ACCORDINGLY, AVATECH STOCKHOLDERS ARE ADVISED AND EXPECTED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN TAX LAWS.

    One of the conditions for the merger to take place is that PlanetCAD must receive an opinion from Hogan & Hartson L.L.P. and Avatech must receive an opinion from Shapiro Sher Guinot & Sandler, P.A., that the merger will qualify for federal income tax purposes as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code. PlanetCAD and Avatech received those opinions in August 2002. The opinions are based on the Internal Revenue Code, the U.S. Treasury regulations promulgated under the Internal Revenue Code and related administrative interpretations and judicial decisions, all as in effect as of the dates of the opinions, on several assumptions, stated in the opinions, including the assumption that the merger takes place as described in the merger agreement, and on representations provided to Hogan & Hartson L.L.P. and Shapiro Sher Guinot & Sandler, P.A. by PlanetCAD and Avatech that relate to the satisfaction of specific requirements to a reorganization within the meaning of section 368(a) of the Internal Revenue Code, including limitations on repurchases by PlanetCAD of shares of PlanetCAD common stock to be issued upon the merger. Unlike a ruling from the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the opinions or that these positions will be upheld by the courts if challenged by the Internal Revenue Service.

    Both the opinions of Hogan & Hartson L.L.P. and Shapiro Sher Guinot & Sandler, P.A. state that the merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code. In addition, the opinion of Shapiro Sher Guinot & Sandler, P.A. confirms that the following tax consequences will result:

       - PlanetCAD and Avatech will not recognize any gain or loss solely as a result of the merger.

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       - Except as discussed below regarding cash received instead of a fractional share of PlanetCAD common stock, an Avatech stockholder will recognize no gain or loss upon the exchange of Avatech common stock for PlanetCAD common stock in the merger.

       - The tax basis of PlanetCAD common stock received by an Avatech stockholder in the merger will be the same as the stockholder's aggregate tax basis in Avatech common stock surrendered in exchange therefor.

       - The holding period of PlanetCAD common stock received by an Avatech stockholder in the merger will include the holding period of Avatech common stock surrendered in exchange therefor, assuming such Avatech common stock was held as a capital asset.

       - The receipt by an Avatech stockholder of cash instead of fractional shares of PlanetCAD common stock will be treated as if the fractional shares were distributed as part of the merger and then were redeemed for cash by PlanetCAD. Generally, these cash payments will result in capital gain or loss equal to the difference between the basis allocable to the fractional share and the cash received.

       - An Avatech stockholder who exercises statutory dissenters' rights with respect to a share of Avatech common stock and receives a cash payment for such share generally should recognize capital gain or loss measured by the difference between the stockholder's basis in such share and the amount of cash received, provided that such payment is not "essentially equivalent to a dividend" within the meaning of Section 302 of the Internal Revenue Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Internal Revenue Code after giving effect to the constructive ownership rules of the Internal Revenue Code (collectively, a "Dividend Equivalent Transaction"). A sale of shares pursuant to an exercise of dissenters' rights generally will not be a Dividend Equivalent Transaction if, as a result of such exercise, the stockholder exercising the dissenters' rights owns no shares of capital stock of PlanetCAD (either actually or constructively within the meaning of Section 318 of the Internal Revenue Code) immediately after the Merger.

    With respect to a cash payment received by an Avatech stockholder in lieu of a fractional share of PlanetCAD common stock, a noncorporate stockholder of Avatech may be subject to backup withholding at a rate of 30%. However, backup withholding will not apply to a stockholder who either (i) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute U.S. Treasury Form W-9 that will be included as part of the transmittal letter, or (ii) otherwise proves to PlanetCAD and its exchange agent that the stockholder is exempt from backup withholding.

    Each Avatech stockholder who receives PlanetCAD common stock in the merger will be required to file a statement with his or her federal income tax return setting forth his or her basis in the Avatech common stock surrendered and the fair market value of the PlanetCAD common stock and cash, if any, received in the merger, and to retain permanent records of these facts relating to the merger.

    A successful challenge by the IRS to the status of the merger as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code would result in significant adverse tax consequences to the Avatech stockholders. If the merger were not treated as a reorganization, the Avatech shareholders would recognize taxable gain or loss with respect to each share of Avatech common stock surrendered equal to the difference between each stockholder's basis in such share and the fair market value, as of the date of the merger, of the PlanetCAD common stock received in exchange therefor. In such event, an Avatech stockholder's aggregate basis in the PlanetCAD common stock so received would equal its fair market value, and the holding period of such stock would begin the day after the date of the merger.

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
    THIS DISCUSSION IS ONLY A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THE TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE DIFFERENT FROM THOSE SUMMARIZED ABOVE, BASED ON YOUR INDIVIDUAL SITUATION. THE STOCKHOLDERS OF AVATECH ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

    Warrants to purchase Avatech common stock that are outstanding at the effective date of the merger will be converted into a right to purchase PlanetCAD common stock based on the exchange ratio. See "The Merger--Treatment of Avatech Stock Options and Warrants" on page 74. The conversion of the Avatech warrants should not be a taxable event and holders of Avatech warrants that are exercisable to purchase PlanetCAD common stock after the merger should be subject to the same federal income tax treatment upon exercise of those warrants as would have applied if they had exercised their Avatech warrants.

    HOLDERS OF AVATECH WARRANTS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AVAILABLE ELECTIONS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ACCOUNTING TREATMENT OF THE MERGER

    In the merger, PlanetCAD will be acquiring all of the outstanding shares of Avatech common stock and the combination will be accounted for under the purchase method of accounting. However, for financial accounting purposes the transaction will be accounted for as a "reverse merger" and Avatech's historical financial statements will be the financial statements of the post-merger combined company. Under the purchase method of accounting, PlanetCAD's results of operations will be combined with those of Avatech from and after the effective time of the merger, and PlanetCAD's specific tangible and identifiable intangible assets and liabilities will be recorded in Avatech's financial statements at their respective fair values at the effective time. The excess of the purchase price over the fair value of PlanetCAD's specific tangible and identifiable intangible assets and liabilities, if any, will be recorded as goodwill. The fiscal year end of the combined company will be June 30.

APPROVALS REQUIRED TO COMPLETE THE MERGER

    PlanetCAD and Avatech believe that they will obtain all required approvals, other than stockholder approvals, prior to the PlanetCAD annual meeting and the Avatech special meeting. However, it is not certain that all such approvals will be received by such time, or at all, and parties whose approval is required may impose unfavorable conditions for granting the required approvals.

RESTRICTIONS ON SALES BY SIGNIFICANT STOCKHOLDERS

    The merger agreement provides that each of Avatech and PlanetCAD will use its commercially reasonable efforts to obtain lock-up agreements from each Avatech and PlanetCAD stockholder who, following the merger, will own more than two percent of the outstanding common stock of the combined company and from certain other PlanetCAD stockholders. The lock-up agreements provide that 75% of the shares held by each such stockholder may not be sold for a period of 180 days following the merger, subject to any waiver by PlanetCAD. The number of shares that will be subject to the lock-up agreements is approximately 35,073,517 shares, which is approximately 59% of the total shares of common stock to be outstanding after the merger.

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ADDITIONAL RESTRICTIONS ON SALES OF PLANETCAD SHARES BY AFFILIATES OF AVATECH

    The shares of PlanetCAD common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of PlanetCAD common stock issued to any person who is deemed to be an "affiliate" of Avatech under the Securities Act at the time of the Avatech special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Avatech and may include directors and executive officers, as well as principal stockholders of Avatech. Affiliates may not sell their shares of PlanetCAD common stock acquired in connection with the merger except pursuant to:

    - an effective registration statement under the Securities Act covering the resale of those shares;

    - an exemption under paragraph (d) of Rule 145 under the Securities Act;

    - another applicable exemption under the Securities Act.

    The merger agreement requires that Avatech use all reasonable best efforts to cause each of its affiliates to execute a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of PlanetCAD common stock issued to them in the merger in violation of the Securities Act or the related SEC rules.

    PlanetCAD has the right to place legends on the certificates evidencing shares of PlanetCAD common stock issued to Avatech affiliates in the merger summarizing the restrictions under Rule 145 until a sale, transfer, pledge or other disposition of the shares of PlanetCAD common stock represented by these certificates has been registered under the Securities Act or is made in compliance with Rule 145 or another exemption under the Securities Act.

    This proxy statement/prospectus does not cover resales of PlanetCAD common stock received by any person who may be deemed to be an affiliate of Avatech or PlanetCAD.

MANAGEMENT AFTER THE MERGER

    Immediately following the merger, all directors and officers of PlanetCAD will resign from their positions, except for Messrs. Fischer and Fanella who will remain as directors of the combined company. At the same time, Messrs. Hindman, Felton, Sasser, Walsh and one additional person who has not yet been selected will be elected as directors of the combined company. Avatech is currently interviewing candidates for the one open board position. It is currently expected that the executive officers of Avatech will serve after the merger as the executive officers of the combined company.

OPERATIONS AFTER THE MERGER

    Following the merger, Avatech will continue its operations as a subsidiary of PlanetCAD. The stockholders of Avatech will become stockholders of PlanetCAD, and their rights as stockholders will be governed by the PlanetCAD certificate of incorporation, the PlanetCAD bylaws and the Delaware General Corporation Law. See the section entitled "Comparison of PlanetCAD Common Stock and Avatech Common Stock" on page 124.

EFFECT OF AVATECH PREFERRED STOCK ON PLANETCAD STOCKHOLDERS

    In connection with the merger, Avatech has committed to issue preferred stock that is convertible into PlanetCAD common stock to certain persons who hold debt obligations issued by Avatech. The Avatech preferred stock would be issued immediately after the completion of the merger in exchange for the cancellation of the debt obligations. The number of shares of preferred stock that would be issued would equal the principal amount of the debt obligations divided by the closing price of the PlanetCAD common stock on the date of the closing of the merger, provided that the minimum per

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share price to be used in the calculation is $2.50 and the maximum is $7.50 (on a post-split basis). The preferred stock would convert automatically into PlanetCAD common stock two years from the date it was issued, upon an earlier sale, merger or liquidation of Avatech, or at any time that the preferred stock as a whole represents more than 18% of the outstanding value of Avatech. The common stock underlying the preferred stock will be registered for resale following the merger. The preferred stock will convert into PlanetCAD common stock on the basis of 1.1 shares of common stock for every one share of preferred stock.

    Assuming notes totaling $2,600,000 in principal amount (the maximum amount possible) are exchanged for shares of Avatech preferred stock, the following chart shows the effect of various closing stock prices on the percentage of PlanetCAD common stock that the Avatech preferred stockholders could own after conversion to PlanetCAD common stock:

          A                 B                C                    D                      E                      F
---------------------  ------------   ---------------   ---------------------   -------------------   ---------------------
                       PLANETCAD'S       NUMBER OF            NUMBER OF                TOTAL             % OWNERSHIP OF
      AMOUNT OF        STOCK PRICE        SHARES          PLANETCAD COMMON          OUTSTANDING         PREFERRED SHARES
      CONVERTED         ON MERGER      OF PREFERRED         SHARES ON AN            POST-MERGER               ON AN
      NOTES(1)         CLOSING DATE   STOCK ISSUED(2)   AS CONVERTED BASIS(3)   PLANETCAD SHARES(4)   AS CONVERTED BASIS(5)
---------------------  ------------   ---------------   ---------------------   -------------------   ---------------------
     $2,600,000           $2.50          1,040,000            1,144,000              6,099,928                18.75%
                          $3.00            866,667              953,333              5,909,261                16.13%
                          $3.50            742,857              817,143              5,773,071                14.15%
                          $7.50            346,667              381,333              5,337,261                 7.14%

------------------------

(1) Assumes the highest possible principal amount of notes that could be converted.

(2) Calculated by dividing the principal amount of converted notes (column A) by the closing stock price (column B).

(3) Calculated by multiplying column C by the conversion factor of 1.1.

(4) Calculated by adding the estimated number of post-merger outstanding shares of PlanetCAD (59,471,136 shares divided by an assumed reserve stock split of one-for-12) to the number of preferred shares on an as converted basis (column D).

(5) Calculated by dividing the number of PlanetCAD common shares on an as-converted basis (column D) by the total number of outstanding post-merger PlanetCAD shares (column E).

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                              THE MERGER AGREEMENT

    THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE MERGER AGREEMENT, AS AMENDED. THE MERGER AGREEMENT AND THE AMENDMENTS THERETO ARE ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX A AND ARE INCORPORATED BY REFERENCE. WE URGE YOU TO READ THE MERGER AGREEMENT CAREFULLY AS IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.

GENERAL STRUCTURE; CONVERSION OF SECURITIES

    The terms of the merger agreement related to the structure of the merger and the conversion and exchange of Avatech common stock are described above under the headings "Structure of the Merger and Conversion of Avatech Common Stock" and "Exchange of Avatech Stock Certificates for PlanetCAD Stock Certificates."

CLOSING; EFFECTIVE TIME OF THE MERGER

    The completion of the merger will occur no later than the second business day after the satisfaction or waiver of the conditions set forth in the merger agreement, or at such other date or time as may be agreed upon by PlanetCAD and Avatech.

    As soon as practicable after all conditions to the completion of the merger are satisfied (or waived, if waivable), the parties will execute and file a certificate of merger with the Secretary of State of the State of Delaware. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware, or upon such later time as is specified in the certificate of merger. In no event, however, will the effective time of the merger be later than 30 days after the certificate of merger is filed.

DISSENTERS' RIGHTS

    If an Avatech stockholder does not vote in favor of the merger and otherwise complies with the provisions of applicable Delaware law related to the exercise of dissenters' rights, such stockholder shall not be entitled to receive the merger consideration. Instead, the Avatech common stock held by a dissenting stockholder will be converted into the right to receive payment from Avatech after the completion of the merger with respect to that stock in accordance with applicable law. If a dissenting holder, however, fails to perfect, effectively withdraws or loses his or her dissenters' rights under applicable law, then that holder will receive the merger consideration. Avatech agrees to give PlanetCAD prompt notice of any demands received by Avatech for the payment of fair value for shares, and PlanetCAD will have the right to participate in all negotiations and proceedings with respect to such demands. Avatech will not, except with the prior written consent of PlanetCAD, make any payment with respect to, or settle or offer to settle, such demands.

REPRESENTATIONS AND WARRANTIES OF PLANETCAD, RAVEN ACQUISITION CORPORATION AND
  AVATECH

    The merger agreement contains customary representations and warranties by each of PlanetCAD, Raven Acquisition Corporation and Avatech relating to, among other things:

    - due organization, good standing and qualification;

    - capitalization;

    - authorization to enter into the merger agreement and to perform the transactions contemplated by the merger agreement;

    - enforceability of the merger agreement;

                                       80
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    - required governmental and third-party consents and no breach of organizational documents or material agreements as a result of the merger agreement;

    - compliance with generally accepted accounting principles and no undisclosed liabilities;

    - absence of certain changes or events that would have a material adverse effect;

    - possession of necessary permits and compliance with laws;

    - tax matters;

    - no material legal proceedings;

    - having taken any action, failed to take action or knowledge of facts that would jeopardize the agreed upon tax treatment of the merger;

    - intellectual property matters;

    - environmental matters;

    - insurance policies;

    - transactions with affiliates;

    - litigation;

    - brokers;

    - title to and sufficiency of assets;

    - employee benefits and labor matters;

    - suppliers and distributors;

    - material contracts; and

    - no required votes of PlanetCAD and Avatech to adopt the merger agreement other than votes of their common stockholders.

    In addition, PlanetCAD and Raven Acquisition Corporation also made customary representations and warranties to Avatech relating to, among other things:

    - the validity, due authorization, nonassessability and other customary representations and warranties related to the character of the common stock being offered by PlanetCAD in the merger; and

    - compliance with SEC reporting and registration requirements.

    We urge you to carefully read the sections of the merger agreement entitled "Representations and Warranties of Parent and Sub" and "Representations and Warranties of the Company."

CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

    Subject to the fiduciary obligations of their directors and officers and except as otherwise expressly contemplated in the merger agreement, PlanetCAD and Avatech have agreed that until the completion of the merger or termination of the merger agreement they and their subsidiaries will, among other things:

    - conduct, in all material respects, their operations in the ordinary course of business as conducted on the date of the merger agreement; and

                                       81
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    - use commercially reasonable efforts to preserve intact their business organizations, to keep available the services of their officers and key employees and preserve their relationships with customers, suppliers and others having business dealings with them.

    Unless the parties to the merger agreement otherwise agree and except as otherwise expressly contemplated by the merger agreement, PlanetCAD and Avatech have also agreed that until the completion of the merger or termination of the merger agreement they and their subsidiaries will not, among other things:

    - declare, set aside or pay any dividend on, or make any actual, constructive or deemed distributions with respect to, their outstanding stock;

    - other than in the case of a reverse split of the common stock of PlanetCAD, split, combine or reclassify their capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of their capital stock, or purchase, redeem or otherwise acquire any shares of their capital stock and other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    - authorize for issuance, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of their capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities, other than the issuance of shares of capital stock upon the exercise of stock options outstanding on the date of the merger agreement;

    - merge, consolidate with, purchase a substantial portion of the assets of or equity in, or by any other manner, acquire any assets for an amount exceeding $50,000 in the aggregate, in the case of Avatech or $25,000 in the aggregate, in the case of PlanetCAD;

    - other than advances under Avatech's line of credit, incur, guarantee or prepay any material indebtedness, or loan, advance or invest in any other person, other than in amounts of less than $50,000 in the aggregate, in the case of Avatech and $25,000 in the aggregate, in the case of PlanetCAD, or effect any such transactions with or among their respective subsidiaries, except in the ordinary course of business and subject to the agreed upon numerical limitations; or

    - authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    In addition, PlanetCAD and Avatech have promised to confer, subject to compliance with applicable law, on a regular and frequent basis with each other to report on the status of ongoing operations and to discuss the preparations for the operation of PlanetCAD after the merger. PlanetCAD and Avatech have also committed that they will not, unless the other parties to the merger agreement otherwise agree, take or fail to take any action that would jeopardize the agreed upon tax treatment of the merger.

EXCHANGE OF AVATECH NOTES

    PlanetCAD and Avatech have agreed that Avatech will offer to exchange a new series of Avatech preferred stock for certain outstanding debt obligations issued by Avatech. The terms of the preferred stock must be reasonably acceptable to PlanetCAD. The preferred stock would be issued, and the exchange effected, immediately after the completion of the merger.

NO SOLICITATION

    PlanetCAD and Avatech have agreed that they will not solicit or initiate or otherwise engage in discussions with any person with respect to a takeover proposal. The merger agreement defines the subject of a "takeover proposal" as a merger, recapitalization, consolidation, or other similar business

                                       82
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combination, or the acquisition of the outstanding capital stock or substantial portion of the assets of PlanetCAD, Avatech or their subsidiaries. In addition, PlanetCAD and Avatech agreed to refrain from entering into any agreement that would require them to terminate or fail to consummate the merger. The merger agreement also provides that to the extent required by the fiduciary duties of their directors under applicable law, PlanetCAD and Avatech may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers an unsolicited bona fide written takeover proposal, provided that
(a) the third party enters into an appropriate confidentiality agreement and
(b) the applicable board of directors determines in good faith by a majority vote that such proposal could reasonably be expected to lead to a more favorable transaction to its company and its stockholders than the merger. Finally, the merger agreement permits PlanetCAD to comply with Rule 14e-2 under the Exchange Act of 1934.

THE VOTING AGREEMENTS

    Various stockholders of Avatech and PlanetCAD, including members of management, have entered into voting agreements with Avatech and PlanetCAD. Under the voting agreements, these stockholders have agreed to vote all of their shares of Avatech common stock and PlanetCAD voting stock owned of record by each of them, or that they otherwise have the power to vote:

    - for adoption and approval of the merger agreement; and

    - in favor of any other matter necessary for completion of the transactions contemplated by the merger agreement that is considered at any Avatech or PlanetCAD stockholders' meeting, and to execute any documents which are necessary or appropriate in order to consummate the transactions contemplated by the merger agreement.

    As of July 31, 2002, the stockholders that are parties to the voting agreement beneficially owned a total of 4,114,204 shares of Avatech common stock, representing approximately 68.62% of the outstanding shares of Avatech common stock entitled to vote at the Avatech special meeting. As of September 12, 2002, the stockholders that are parties to the PlanetCAD voting agreements beneficially owned a total of 7,583,088 shares of PlanetCAD common stock, representing approximately 51.0% of the outstanding shares of PlanetCAD common stock entitled to vote at the PlanetCAD annual meeting.

    Because 68.2% of the outstanding shares of Avatech common stock are covered by the voting agreement and because the adoption and approval of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of Avatech common stock entitled to vote at the Avatech special meeting, the approval of the merger agreement by Avatech stockholders is assured.

    Other than PCD Investments, LLC, which holds more than 10% of the outstanding common stock of PlanetCAD, the stockholders of PlanetCAD signed voting agreements in the form attached as Annex B to this proxy/registration statement. PCD Investments signed a voting agreement with similar terms, except that its agreement will terminate on October 1, 2002, unless extended by Avatech under certain circumstances. In addition, PCD Investments may transfer its shares under the agreement, subject to limitations imposed by applicable law. Any shares transferred by PCD Investments would not be required to vote for the merger. The stockholders of Avatech signed the voting agreement, in the form attached as Annex C to this proxy/registration statement.

    STOCKHOLDER APPROVAL AND PREPARATION OF THE REGISTRATION STATEMENT AND PROXY STATEMENT. PlanetCAD and Avatech agreed that each company would hold a stockholder meeting to consider approval and adoption of the merger agreement and the other matters that are contained in this proxy statement/prospectus. PlanetCAD and Avatech also agreed to cooperate and to take such actions as were necessary to file and cause this proxy statement/prospectus to become effective. PlanetCAD and Avatech promised to cooperate to file any necessary amendments or supplements to this prospectus/proxy statement, and have each made representations and warranties to the other regarding

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the character of the information provided by each and included in this proxy statement/prospectus and related filings.

    ACCESS TO INFORMATION. Subject to any contractual or legal restrictions and until completion of the merger, PlanetCAD and Avatech have further agreed to:

    - afford to the other party and its representatives reasonable access to their respective properties, books, contracts, commitments and records;

    - furnish promptly to the other party (a) a copy of each document filed by it during the period commencing on the date of the merger agreement and ending upon completion of the merger as required by federal or state securities laws and (b) all other requested information concerning its business, properties and personnel; and

    - promptly make available to the other party upon request all personnel of it and its subsidiaries that are knowledgeable about matters relevant to inspections of the other party.

    RULE 145 LETTERS. Avatech agreed to use all reasonable efforts to deliver or cause to be delivered to PlanetCAD an executed agreement from each person who may reasonably be determined to be an affiliate of Avatech agreeing to be bound by the provisions of Rule 145. In addition, PlanetCAD will give a stop transfer instruction to its transfer agent with respect to any PlanetCAD common stock received by affiliates of Avatech. The stock certificates of the Avatech affiliates will bear a legend prohibiting transfer of the certificates, unless they are transferred in accordance with Rule 145 or the affiliate furnishes an opinion of counsel to the effect that the desired transfer would be exempt from registration under the Securities Act.

    STOCK OPTIONS. The merger agreement provides that, PlanetCAD will assume all outstanding options to purchase Avatech common stock and convert them into options to purchase PlanetCAD common stock. PlanetCAD will convert each assumed Avatech option into an option to purchase that number of shares of PlanetCAD common stock equal to the number of shares of Avatech common stock purchasable pursuant to the Avatech option immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole number of shares of PlanetCAD common stock. The exercise price per share will be equal to the exercise price per share of Avatech common stock divided by the exchange ratio, rounded up to the nearest whole cent. The merger agreement also provides that PlanetCAD will file a registration statement on Form S-8 with the Securities and Exchange Commission, to the extent available, for the shares of PlanetCAD common stock issuable with respect to Avatech options assumed by PlanetCAD. The merger agreement also states the intention of PlanetCAD and Avatech that, following the Merger, the number of shares of PlanetCAD common stock reserved for issuance upon the exercise of stock options be equal to the sum of (i) the number of shares of PlanetCAD common stock underlying the Avatech stock options assumed pursuant the merger, (ii) the number of shares of PlanetCAD common stock underlying any PlanetCAD stock options that remain outstanding following the merger; and (iii) 3,100,000 shares of PlanetCAD common stock reserved for issuance pursuant to a new option plan to be considered at the PlanetCAD annual meeting to which this proxy statement/prospectus relates.

    EFFORTS REQUIRED. PlanetCAD and Avatech have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the merger and the other transactions contemplated by the merger agreement, including the following:

    - obtaining all necessary actions or non-actions, waivers, consents and approvals and the making of all necessary registrations and filings;

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    - taking all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid or vigorously defend an action or proceeding by, any governmental entity;

    - enlisting the cooperation of PlanetCAD's largest stockholder;

    - defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and

    - executing and delivering any additional instruments necessary to consummate the transactions contemplated by the merger agreement.

    In addition, no party to the merger agreement may consent to any voluntary delay of the consummation of the merger at the behest of any governmental entity without the consent of the other parties to the merger agreement, which consent shall not be unreasonably withheld, conditioned or delayed.

    INDEMNIFICATION; DIRECTOR AND OFFICERS INSURANCE. In the merger agreement, PlanetCAD agrees to indemnify from and after the effective time of the merger its and its subsidiaries current and former directors and officers for acts or omissions of those persons occurring at or prior to the date of the merger, including acts or omissions related to the merger. This indemnification will be to the same extent as provided to those persons by PlanetCAD as of the date of the merger agreement for acts or omissions occurring at or prior to the date of the merger. In addition, for a period of not less than six years after the date of the merger, PlanetCAD will provide its directors and officers as of the date of the merger agreement with an insurance and indemnification policy that covers events occurring prior to the date of the merger. The insurance and indemnification policy will be substantially equivalent to PlanetCAD's policy at the date of the merger, or if substantially equivalent insurance coverage is unavailable, the best available coverage.

    BOARD OF DIRECTORS, OFFICERS AND EMPLOYEES OF PLANETCAD AFTER MERGER. The merger agreement provides that the board of directors of PlanetCAD will take all actions necessary so that immediately following the completion of the merger, PlanetCAD's board of directors will consist of seven persons, not less than two of whom will be members of PlanetCAD's board of directors before the merger and two of whom will be designated by Avatech. One of Avatech's initial board designees will be Mr. Felton, Avatech's chief executive officer. By agreement of the parties, Mr. Felton will also serve as chief executive officer of PlanetCAD immediately following the merger. In addition, PlanetCAD will honor the change of control severance agreements in place before the merger.

    NOTIFICATION OF CERTAIN MATTERS. PlanetCAD and Avatech have agreed to use commercially reasonable efforts to give prompt notice to the other of the occurrence, or non-occurrence, of any condition or event that would be reasonably likely (a) to cause any representation or warranty made by it to be untrue or inaccurate in any material respect, (b) to cause any covenant, condition or agreement made by it not to be complied with or satisfied in a timely manner, or (c) to prevent the consummation of the merger and the other transactions contemplated in the merger agreement. In addition, PlanetCAD and Avatech have agreed to notify each other of any change or event that would be reasonably likely to have a material adverse effect.

    LOCK-UP AND STANDSTILL AGREEMENTS. PlanetCAD and Avatech agreed to use commercially reasonable efforts to obtain, as promptly as practicable after the date of the merger agreement, lock-up agreements from the stockholders of each company who will beneficially own more than two percent of the outstanding common stock of PlanetCAD immediately following the merger and from certain other PlanetCAD stockholders. In addition, Avatech agreed not to, and will use commercially reasonable efforts to ensure that its directors, executive officers and significant stockholders do not, directly or

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indirectly, purchase or otherwise acquire any ownership or other interest in
PlanetCAD's common stock until the earlier of 90 days after the termination of the merger agreement and the effective time of the merger.

    FEES AND EXPENSES. PlanetCAD and Avatech have agreed to share equally the expenses associated with printing and obtaining stockholder approval of the merger and all filing fees. Generally, all other expenses associated with the merger will be paid by the party who incurs the expense.

    OTHER MATTERS. The parties to the merger agreement have agreed to not issue any press release related to the merger agreement and the transactions contemplated by the merger agreement without first consulting with the other parties. PlanetCAD has agreed to use commercially reasonable efforts to list on the American Stock Exchange the shares of its common stock that will be issued in the merger. PlanetCAD will also take any action required to be taken under applicable state securities laws in connection with the issuance of its common stock in the merger, except qualifying to do business in any jurisdiction in which it was not qualified as of the date of the merger agreement. Avatech agreed to furnish all information concerning its stockholders as PlanetCAD may reasonably request to comply with state securities laws.

CONDITIONS TO COMPLETION OF THE MERGER

    CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The respective obligations of PlanetCAD, Raven Acquisition Corporation and Avatech to complete the merger are subject to the satisfaction or waiver of the following conditions:

    - approval of the merger agreement by the requisite vote of the stockholders of PlanetCAD and Avatech and approval by the stockholders of PlanetCAD of the other matters presented for their consideration in this proxy statement;

    - PlanetCAD's common stock continues to be listed on the American Stock Exchange, and the PlanetCAD common stock issuable in the merger is authorized for listing on that exchange (which conditions have been waived);

    - Avatech makes appropriate arrangements to obtain debt reduction of approximately $2,000,000 (which condition has been satisfied);

    - all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by any governmental entity or any other third party, are obtained, are made or have occurred, and no rights to acquire Avatech common stock will remain outstanding following the completion of the merger;

    - the registration statement on Form S-4 of which this proxy statement/prospectus forms a part becomes effective;

    - all necessary state securities or blue sky authorizations are received;

    - no court or other governmental entity enacts, issues, promulgates, enforces or enters any law, rule, regulation, executive order, decree, injunction or other order that has the effect of restraining, prohibiting or restricting the merger or any of the transactions contemplated by the merger agreement;

    - PlanetCAD takes appropriate actions to ensure that either (a) the merger will not enable or require its preferred stock purchase rights to be exercised, distributed or triggered or (b) it will have redeemed all of such outstanding rights and terminated the agreement related to such rights;

    - PlanetCAD receives the Rule 145 affiliate agreements;

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    - PlanetCAD receives the lock-up agreements; and

    - the holders of no more than 50,000 shares of Avatech common stock provide notice of their intent to exercise dissenter's rights.

    CONDITIONS TO THE OBLIGATIONS OF AVATECH TO EFFECT THE MERGER

    In addition, the obligation of Avatech to complete the merger is subject to the satisfaction or waiver of the following conditions:

    - each of PlanetCAD and Raven Acquisition Corporation perform in all material respects each of its agreements and covenants contained in the merger agreement;

    - the representations and warranties of PlanetCAD and Raven Acquisition Corporation contained in the merger agreement that are qualified by materiality are true and correct when made, and are true and correct on and as of the date of the merger as if made on and as of that date (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of that date);

    - each of the representations and warranties that is not qualified by materiality is true and correct in all material respects when made, and is true and correct in all material respects on and as of the date of the merger as if made on and as of that date (other than representations and warranties that address matters only as of a certain date, which shall be true and correct in all material respects as of that date);

    - Since the date of the merger agreement, there has been no material adverse change with respect to PlanetCAD, except as disclosed in an updated disclosure letter dated August 15, 2002;

    - Avatech receives certificates signed on behalf of each of PlanetCAD and Raven Acquisition Corporation by one of its officers certifying to the matters in the foregoing four paragraphs;

    - PlanetCAD develops a prototype PQA product for the Autodesk Inventor or the AutoCAD platform that is reasonably acceptable to Avatech (which condition Avatech has deemed satisfied);

    - Avatech receives a written opinion from its counsel to the effect that the merger will constitute a reorganization within the meaning of
      Section 368(a) of the Internal Revenue Code and such opinion has not been withdrawn; and

    - PlanetCAD has certified that PlanetCAD's cash, cash equivalents and accounts receivable, minus its accounts payable and the estimated transaction expenses of both PlanetCAD and Avatech related to the merger is not less than $2,000,000 (which condition Avatech has waived).

    CONDITIONS TO THE OBLIGATIONS OF PLANETCAD TO EFFECT THE MERGER

    The obligation of PlanetCAD to complete the merger is also subject to the satisfaction or waiver of the following conditions:

    - Avatech performs in all material respects each of its agreements and covenants contained in the merger agreement;

    - the representations and warranties of Avatech contained in the merger agreement that are qualified by materiality are true and correct when made, and are true and correct on and as of the date of the merger as if made on and as of such date (other than representations and warranties that address matters only as of a certain date, which shall be true and correct as of that date);

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
    - each of the representations and warranties that is not qualified by materiality is true and correct in all material respects when made, and is true and correct in all material respects on and as of the date of the merger as if made on and as of such date (other than representations and warranties that address matters only as of a certain date, which shall be true and correct in all material respects as of such that date);

    - Since the date of the merger agreement, there has been no material adverse change with respect to Avatech, except as disclosed in an updated disclosure letter dated August 15, 2002;

    - PlanetCAD receives a certificate signed by one of Avatech's officers certifying to the matters in the foregoing four paragraphs;

    - PlanetCAD receives a written opinion from its financial advisor to the effect that the merger is fair to PlanetCAD's stockholders from a financial point of view; and

    - PlanetCAD receives a written opinion from its counsel to the effect that the merger will constitute a reorganization within the meaning of
      Section 368(a) of the Internal Revenue Code, and such opinion is not withdrawn.

TERMINATION OF THE MERGER AGREEMENT

    RIGHT TO TERMINATE

    The merger agreement may be terminated at any time before the completion of the merger, whether before or after approval of the merger by the stockholders of PlanetCAD and Avatech, only as follows:

    - by mutual written consent of PlanetCAD and Avatech;

    - by either PlanetCAD or Avatech if:

       - the merger has not been completed on or before November 30, 2002, or such later date upon which PlanetCAD and Avatech mutually agree; however, neither PlanetCAD nor Avatech may terminate the merger agreement if its failure to fulfill any of its obligations contained in the merger agreement is the cause of, or resulted in, the failure of the parties to complete the merger;

       - a court or other governmental entity having jurisdiction over one of the parties to the merger agreement takes action to enjoin, restrain or otherwise prohibit the transactions contemplated by the merger agreement and such order, decree, ruling or other action is final and nonappealable;

       - if the other party fails to comply in any material respect with any of its covenants or agreements contained in the merger agreement, or if the other party breaches a representation, warranty, covenant or obligation that gives rise to a failure to fulfill a condition of closing, in either case only if the failure to comply or the breach is not cured within 10 days following receipt of written notice of such failure to comply or breach; and

       - its board of directors determines in good faith by a majority vote that a takeover proposal is more favorable to it and its stockholders; however, before terminating the merger agreement for this reason, it must provide the other party with (a) two business days' written notice that it intends to terminate the merger agreement, which notice identifies the more favorable transaction and describes accurately its material terms and (b) written notice on the date of termination.

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    - and by PlanetCAD if:

       - a tender offer or exchange offer for 20% or more of its outstanding common stock is commenced by a third party that is not an affiliate of PlanetCAD, and PlanetCAD's board of directors fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders).

    EFFECT OF TERMINATION

    Except for provisions in the merger agreement regarding confidentiality of non-public information, payment of fees and expenses, and the purchase of PlanetCAD common stock by Avatech and its officers, directors and significant stockholders, if the merger agreement is terminated as described above, the merger agreement will become void and have no effect. In addition, if the merger agreement is so terminated, there will be no liability on the part of PlanetCAD, Raven Acquisition Corporation, or Avatech, except liability arising out of a willful breach of the merger agreement. If, however, PlanetCAD terminates the agreement as provided above and Avatech remains willing and able to proceed with the merger, then PlanetCAD must reimburse Avatech for all of Avatech's transaction expenses and up to $50,000 of Avatech's actual expenses related to the development of a marketing plan for PlanetCAD's products. Similarly, if Avatech terminates the agreement as provided above and PlanetCAD remains willing and able to proceed with the merger, Avatech must reimburse PlanetCAD for all of PlanetCAD's transaction expenses.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

    At any time before the completion of the merger, the parties may, in writing:

    - extend the time for the performance of any of the obligations of the other party;

    - waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

    - waive compliance with any of the agreements or conditions of the other party contained in the merger agreement.

    The merger agreement may be amended by the parties in writing at any time. Following approval of the merger agreement by the parties' stockholders, however, no amendment may be made that by law or the rules of the American Stock Exchange requires stockholder approval, unless such approval is obtained.

                        INFORMATION ABOUT THE COMPANIES

PLANETCAD INC.

    PlanetCAD develops, markets and supports cycle time reduction software solutions that integrate engineering processes and data for the manufacturing supply chain. PlanetCAD operates predominantly in the manufacturing industry with special focus on the computer-aided design (CAD), manufacturing (CAM) and engineering (CAE) markets.

    PlanetCAD provides software tools and applications that enhance the value of engineering data in the manufacturing design and procurement supply chain by enabling cycle time reduction. During the traditional manufacturing process, if the supply chain manufacturer receives a product's specifications and design electronically, important data may be lost if the supply chain manufacturer does not use the same software application used by the data originator. In that event, a sample manufactured product is provided to the end-user or OEM for approval or modification. If the sample does not meet the end-user's or OEM's specifications, it must be modified by the supply chain manufacturer and sent again for approval or modification. This process is often repeated several times and is costly. "Cycle time" is a term used to describe the cycle of trial-and-error iterations it takes for the supply chain manufacturer to produce an end product satisfactory to the end-user or OEM. PlanetCAD's cycle time reduction solutions enhance engineering processes and reduce product time-to-market by addressing product data quality, communication and downstream data interoperability. This includes, but is not limited to, computer-aided design, data translation and data movement and data tracking that enables communication of engineering data with varying formats and precision, and data quality assurance tools that improve design quality and reduce or even eliminate iterations from electronic design to the finished product meeting the electronic design standards.

    PlanetCAD's technology and products are based on JAVA, which is a cross-platform, highly-scalable and internet-enabled development software programming platform. PlanetCAD's JAVA-based technology and products enable efficient engineering information exchange and integration for professional manufacturing and design engineers worldwide. Engineers and managers can benefit from lower costs of production and accelerated introduction of products to market.

    PlanetCAD's enterprise software products include PrescientQA, IntraVision and our new SCS--Envoy supply chain solution software. In addition, we offer professional services that help implement a transparent integration of cycle time reduction solutions with existing manufacturing systems in corporate product design and production processes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PLANETCAD

    The following table sets forth certain information regarding the ownership of PlanetCAD common stock by (i) each of the current PlanetCAD directors, (ii) each of the PlanetCAD executive officers named in the summary compensation table found on page 35, (iii) each of the persons who are anticipated to act as directors and executive officers after the completion of the merger, (iv) all of such officers and directors as a group, (v) all those known by PlanetCAD to be beneficial owners of more than five percent of PlanetCAD common stock as of July 31, 2002 and (vi) all those anticipated to be beneficial owners of more than five percent of PlanetCAD common stock after the merger. For the purposes of this table, ownership figures are based on reported ownership of PlanetCAD and Avatech securities as of July 31, 2002. For the post-merger period, Avatech securities have been converted into that number of shares of PlanetCAD common stock that the listed person would receive in the merger if the exchange ratio were 7.44.

                                                                 BENEFICIAL OWNERSHIP(1)
                                                     ------------------------------------------------
                                                         BEFORE MERGER             AFTER MERGER
                                                     ----------------------   -----------------------
NAME AND ADDRESS OF                                  NUMBER OF   PERCENT OF   NUMBER OF    PERCENT OF
BENEFICIAL OWNER                                      SHARES      TOTAL(2)      SHARES      TOTAL(3)
-------------------                                  ---------   ----------   ----------   ----------
PCD Investments, LLC(4) ...........................  1,863,809      12.54%     1,863,809       3.13%
  1871 Folsom Street, Suite 106
  Boulder, CO 80302

Dassault Systemes Corp.(5) ........................  1,353,369       8.89%     1,353,369       2.26%
  9 Quai Marcel Dassault
  BP 310
  2150 Suresnes Cedex, France

New York Life Insurance Company(6) ................    918,871       6.18%       918,871       1.55%
  51 Madison Avenue, Room 206
  New York, New York 10010

Eugene J. Fischer(7) ..............................  1,511,961       9.78%     1,511,961       2.52%
  3000 Sand Hill Road
  Building 1, Suite 290
  Menlo Park, CA 94025

Capstone Ventures SBIC, L.P.(8) ...................  1,484,426       9.73%     1,484,426       2.48%
  3000 Sand Hill Road
  Building 1, Suite 290
  Menlo Park, CA 94025

The Roser Partnership III, SBIC L.P.(9) ...........  1,196,726       7.91%     1,196,726       2.00%
  1105 Spruce Street
  Boulder, CO 80302

Richard M. Sowar(10)...............................    451,968       2.98%       451,968          *

Jim Bracking(11)...................................    125,000          *        125,000          *

Philip E. Barak(12)................................     66,059          *         66,059          *

H. Robert Gill(13).................................     48,000          *         48,000          *

Joy M. Godesiabois(14).............................     41,667          *         41,667          *

James A. Fanella(15)...............................     15,000          *         15,000          *

David W. Hushbeck(16)..............................     31,250          *         31,250          *

All PlanetCAD executive officers and directors
  before the merger as a group (eight
  persons)(17).....................................  2,290,905      14.24%     2,249,238       3.77%

Frank C. Willson ..................................         --         --      5,538,120       9.31%
  5656 Shell Road
  Virginia Beach, VA

Jean Schaeffer(18) ................................         --         --      4,981,638       8.37%
  Avatech Solutions, Inc.
  11403 Cronhill Drive
  Owings Mills, MD

                                                                 BENEFICIAL OWNERSHIP(1)
                                                     ------------------------------------------------
                                                         BEFORE MERGER             AFTER MERGER
                                                     ----------------------   -----------------------
NAME AND ADDRESS OF                                  NUMBER OF   PERCENT OF   NUMBER OF    PERCENT OF
BENEFICIAL OWNER                                      SHARES      TOTAL(2)      SHARES      TOTAL(3)
-------------------                                  ---------   ----------   ----------   ----------
Henry D. Felton(19) ...............................         --         --      4,917,282       8.13%
  Avatech Solutions, Inc.
  11403 Cronhill Drive
  Owings Mills, MD 21117

Gregory A. Blackwell ..............................         --         --      4,263,522       7.17%
  1470 N. Pearson Lane
  Roanoke, TX 76262

V. Joel Nicholson(20) .............................         --         --      3,146,242       5.29%
  Avatech Solutions, Inc.
  1403 Cronhill Drive
  Owings Mills, MD 21117

W. James Hindman(21)...............................         --         --      1,546,858       2.60

Gary Rever(22).....................................         --         --        148,800          *

Debra Keith(23)....................................         --         --         78,366          *

Donald Walsh.......................................         --         --         37,200          *

Scott Fischer......................................         --         --             --          *

John W. Sasser(24)                                          --         --          7,430          *

All executive officers and directors after the
  merger as a group (10 persons)(25)...............         --         --     11,395,949      18.41%

------------------------

  * Less than one percent.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of PlanetCAD common stock subject to options and warrants currently exercisable within 60 days of July 31, 2002 and shares of Avatech common stock subject to options and warrants currently exercisable within 60 days of July 31, 2002, are deemed outstanding for purposes of computing the percentage of the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

 (2) Percentage of ownership before the merger is based on 14,867,784 shares of outstanding common stock, which includes 2,404,926 shares of common stock to be issued on the automatic conversion of the PlanetCAD convertible preferred stock upon the closing of the merger.

 (3) Percentage of beneficial ownership after the merger is based on 59,471,136 shares of outstanding common stock, which is the figure reached using the anticipated exchange ratio of 7.44 to 1.

 (4) PCD Investments, LLC, Eric A. Weissmann and Gary M. Jacobs have together filed a Schedule 13D pursuant to which they report sole or shared voting and investment power over an aggregate of 1,863,809 shares owned as of July 17, 2002.

 (5) Includes 348,538 shares underlying convertible preferred stock and 173,913 shares of common stock issuable upon exercise of outstanding warrants. Dassault Systemes Corp. shares voting and dispositive power with Dassault Systemes of America Corp. and Dassault Systemes S.A.

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 (6) New York Life Insurance Company has sole voting and dispositive power with respect to its PlanetCAD common stock.

 (7) Includes 27,535 shares subject to stock options that are exercisable within 60 days of July 31, 2002, 786,856 shares held of record by Capstone Ventures SBIC, L.P. (including 609,944 shares underlying convertible preferred stock) and 392,598 shares of common stock issuable upon exercise of outstanding warrants held by Capstone. Mr. Fischer is the president of the general partner of Capstone. Mr. Fischer shares voting and dispositive power with respect to the shares held by Capstone with Barbara L. Santry.

 (8) Includes 609,944 shares underlying convertible preferred stock and 392,598 shares of common stock issuable upon exercise of outstanding warrants.

 (9) Includes 522,812 shares underlying convertible preferred stock and 260,870 shares of common stock issuable upon exercise of outstanding warrants. James L.D. Roser and Christopher W. Roser share voting and dispositive power with respect to the shares held by the Roser Partnership III, SBLC L.P.

(10) Includes 230,833 shares subject to stock options that are exercisable within 60 days of July 31, 2002 and 33,332 shares of common stock held in custodian accounts for the benefit of his children. Mr. Sowar disclaims beneficial ownership of the 33,332 shares of common stock held in custodian accounts for the benefit of his children.

(11) Includes 125,000 shares subject to stock options that are exercisable within 60 days of July 31, 2002.

(12) Includes 52,500 shares subject to stock options that are exercisable within 60 days of July 31, 2002.

(13) Includes 48,000 shares subject to stock options that are exercisable within 60 days of July 31, 2002.

(14) Includes 41,667 shares subject to stock options that are exercisable within 60 days of July 31, 2002.

(15) Includes 15,000 shares subject to stock options that are exercisable within 60 days of July 31, 2002.

(16) Includes 31,250 shares subject to stock options that are exercisable within 60 days of July 31, 2002.

(17) Includes 609,944 shares underlying convertible preferred stock and an aggregate of 964,383 shares subject to warrants and stock options that are exercisable within 60 days of July 31, 2002.

(18) Includes 2,475,846 shares beneficially owned by Mrs. Schaeffer's spouse, and 29,760 warrants to purchase common stock owned jointly.

(19) Mr. Felton is expected to serve as the Chief Executive Officer of PlanetCAD after the merger. Includes 906,139 shares subject to stock options that are exercisable within 60 days of July 31, 2002 and 52,080 warrants to purchase common stock held by Mr. Felton's spouse, and 37,200 warrants to purchase common stock owned by Mr. Felton.

(20) Mr. Nicholson is expected to serve as an Executive Vice President of PlanetCAD after the merger. Includes 43,762 shares owned by Mr. Nicholson's spouse.

(21) Mr. Hindman is expected to serve as Chairman of the Board of PlanetCAD after the merger. Includes 52,080 shares subject to stock options that are exercisable within 60 days of July 31, 2002, 29,760 warrants to purchase common stock held by Mr. Hindman's spouse, 37,200 warrants to purchase common stock held by Mr. Hindman, and 218,818 shares held by Hindman and Associates. Mr. Hindman's adult children beneficially own 3,085,740 shares of Avatech. Mr. Hindman disclaims beneficial ownership of the shares owned by his adult children.

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(22) Mr. Rever is expected to serve as Chief Financial Officer of PlanetCAD after the merger. Includes 148,800 shares subject to stock options that are exercisable within 60 days of July 31, 2002.

(23) Mrs. Keith is expected to serve as Senior Vice President, Sales and Marketing of PlanetCAD after the merger. Includes 78,366 shares subject to stock options are exercisable within 60 days of July 31, 2002.

(24) Includes 7,430 shares of common stock subject to a warrant that is exercisable within 60 days of July 31, 2002.

(25) Includes 609,944 shares underlying convertible preferred stock, an aggregate of 1,804,729 shares subject to warrants and stock options that are exercisable within 60 days of July 31, 2002.

PLANETCAD--CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    The following is a brief description of the transactions entered into during the last two years between PlanetCAD and the related parties identified below.

COMPENSATION OF PLANETCAD'S NEW PRESIDENT AND CEO

    Mr. Hushbeck was appointed as PlanetCAD's President and Chief Executive Officer in January 2002 and has served as a director since February 2002. For the fiscal year 2002, we have agreed to pay Mr. Hushbeck a salary of $200,000. In February 2002, we granted Mr. Hushbeck an option to purchase 175,000 shares of our common stock at $0.19 per share. Subject to the terms of his change in control agreement described above, the option granted in 2002 will vest and become exercisable as to 25% of the underlying shares of common stock in February 2003. The remaining shares will vest and become exercisable in equal installments at the end of each calendar quarter for the three years following February 2003.

ISSUANCE OF WARRANTS TO 5% STOCKHOLDER AND DIRECTOR'S AFFILIATE

    Under the terms of an asset purchase agreement dated June 1, 2001, we purchased certain supply chain solution software and related assets from Capstone Ventures and AI Research Corporation. As consideration for the purchased assets, we paid Capstone Ventures and AI Research Corporation a total of $200,000 and issued them warrants to purchase up to 125,000 shares of our common stock for $1.00 per share. Of that consideration, we issued warrants to purchase 88,250 shares of common stock to Capstone Ventures and paid them $76,130. Capstone Ventures holds shares of our common stock equal to more than 5% of our total outstanding common stock, and Mr. Fischer, our chairman of the board, is the president of the general partner of Capstone Ventures. The warrants expire on June 1, 2004. Capstone Ventures and AI Research acquired the assets on March 12, 2001 when they foreclosed on secured promissory notes issued by Castalink that were in default. In total, Capstone Ventures invested more than $2,000,000 in Castalink through various debt and equity financings.

COMPONENT SOFTWARE DIVISION DISPOSITION

    On November 14, 2000, we sold our component software division to a subsidiary of Dassault Systems Corp., which owns more than 5% of our common stock, for approximately $24.5 million. The sale was effected pursuant to a purchase agreement dated July 4, 2000, as amended September 2, 2000, among us, Spatial Components, LLC, and Dassault, pursuant to which we formed Spatial Components as a wholly-owned subsidiary and capitalized it with all of the assets and certain of the liabilities of our component software division. At the closing of the sale, we transferred all of the membership interests in Spatial Components to Spatial Corp., a wholly-owned subsidiary of Dassault and the assignee of Dassault under the purchase agreement. Upon the completion of the transfer, Dassault, through its

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wholly-owned subsidiary Spatial Corp., became the sole owner of Spatial
Components and, therefore, the component software division.

INTELLECTUAL PROPERTY AGREEMENTS ENTERED INTO WITH DASSAULT

    As part of the sale of our component software division, we obtained licenses from Dassault for the right to use certain Dassault software and other intellectual property, and, in exchange, we licensed to Dassault the right to use software that we did not sell to Dassault. In order to define our relationship with Dassault, we entered into the intellectual property agreements described below. Each of the following intellectual property agreements represents a direct relationship, or indirect relationship through a wholly-owned subsidiary of Dassault, between the parties identified. Under the terms of a settlement agreement with Dassault dated on or about December 19, 2001, all of the following agreements, except the IntraVision license agreement, were terminated. The IntraVision agreement remains in effect under its original terms.

CROSS-LICENSE AGREEMENT

    Under the Cross-License Agreement, Dassault granted us a perpetual, non-exclusive license to use certain computer software programs sold to Dassault with the component software division, including ACIS and IVSDK. In consideration for Dassault's license, we agreed to pay Dassault a royalty equal to a specified percentage of our net revenue resulting from any products or services we sold that utilized or were based on the Dassault software. The royalty was subject to a minimum annual payment. We agreed to pay a separate royalty to Dassault in connection with the distribution of IVSDK and the ACIS Open Viewer Plug-Ins application software.

    We agreed to grant Dassault a perpetual, royalty-free, non-exclusive license to use and modify internally certain of our data translation and data exchange application software, including IGES and STEP Toolkits. Dassault also had the right to distribute the software in run-time or object code format as component products and/or stand-alone software products or in connection with providing application service provider and other enterprise services to Dassault's customers. Dassault agreed to develop CATIA/SAT translator software and grant us a perpetual, royalty-free, non-exclusive license to use and modify the translator software as an underlying application for our Internet services and to distribute run-time versions of the translator software in connection with our Internet services. Each party agreed to provide the other with maintenance in connection with the licensed software.

CO-BRANDING AGREEMENT

    Under the Co-Branding Agreement, we agreed with Dassault to jointly market translation and healing application services, similar to those offered on our Web sites under the product name "3Dshare.com," via one or more Dassault Web sites. We granted Dassault a royalty-free, non-exclusive license to use our Web service infrastructure software for the purpose of providing the Co-Branded Service to its customers. We agreed to host the Co-Branded Service and made the Co-Branded Service accessible from any Dassault Web site that Dassault requested. In consideration of the infrastructure license and performance of our obligations under the Co-Branding Agreement, we were entitled to a percentage of the net revenues derived from the sale of the Co-Branded Service.

SERVER SOFTWARE LICENSE AGREEMENT

    Under the Server Software License Agreement, we granted Dassault a non-transferable, non-exclusive license to certain of our Web site infrastructure applications software. Dassault had the right to use and modify the Server Software internally to provide application services and related Internet services to its customers. In addition, Dassault had the right to distribute the Server Software in connection with those Dassault software products and services into which it had incorporated the

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Server Software. In consideration for the license of the Server Software,
Dassault agreed to pay us a royalty equal to a specified percentage of the net revenue resulting from the sale of any products or services offered by Dassault incorporated or facilitated by the Server Software. Dassault also agreed to pay us an initial license fee for use of the Server Software, which offset a percentage of the royalty payments due from Dassault. In consideration for the license fee and royalty payments, we agreed to provide Dassault with maintenance and support services for the Server Software for four years.

WEB SERVICES AGREEMENT

    Under the Web Services Agreement, Dassault granted us the right to market and distribute, via our 3Dshare.com and PlanetCAD.com Web sites, certain Web services using Dassault's application software. We agreed to assist Dassault in adapting these applications for Internet use by providing a fixed amount of technical support at no charge to Dassault and further support, if necessary, at a discount from our standard consulting rate. We also agreed to develop the Web pages and functions needed to market and distribute the agreed upon Dassault Web services at our own expense. We agreed to spend a minimum percentage of the revenue generated through the distribution of each Web service on advertising programs related to that service for 30 months after the implementation of each service and a minimum amount on advertising in the first year of each service. As consideration for marketing and distributing the Web services, we received a percentage of net revenues generated by sales of the Web services on our Web sites.

JOINT SOFTWARE LICENSE AGREEMENT

    Under the Joint Software License Agreement, we granted Dassault a perpetual, royalty-free license to use, modify and distribute certain translator and healing software jointly developed by us and certain third parties and to use and distribute certain software licensed to us by certain third parties. The license was exclusive to Dassault for use of the jointly developed software as component products and non-exclusive for all other purposes. We agreed to provide Dassault with maintenance and support services for the Joint Software for five years from the date of the agreement at no cost to Dassault.

MASTER SOFTWARE RESELLER AGREEMENT

    Under the Master Software Reseller Agreement, we granted Dassault a non-exclusive, non-transferable license to market, promote, reproduce for distribution, distribute and sublicense certain software products and to use a reasonable number of copies of those products for demonstration and training purposes only. We also agreed to provide Dassault with reasonable quantities of standard product marketing materials and product related training.

INTRAVISION LICENSE AGREEMENT

    Under the IntraVision License Agreement, Dassault granted us a worldwide, exclusive license to use, maintain, support, access and reproduce the IntraVision source code for the purposes of developing and offering to our customers end-user products. The license does not permit us to create software that is similar to or that competes with the IVSDK. In consideration of the exclusive IntraVision distribution and source code development licenses granted by Dassault, we agreed to pay to Dassault certain royalties relating to the net revenue recognized by us as a result of the licenses.

ISSUANCE OF SHARES TO DASSAULT

    On November 14, 2000, we issued 555,556 shares of common stock to Dassault for a purchase price of $2 million, or approximately $3.60 per share, pursuant to the terms of a share purchase agreement, dated as of November 14, 2000, by and between us and Dassault.

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ISSUANCE OF SHARES TO 5% STOCKHOLDERS AND DIRECTOR'S AFFILIATE

    On May 24, 2002, PlanetCAD issued shares of its Series B Convertible Preferred Stock to the investors who participated in PlanetCAD's February 2000 private placement in exchange for the waiver of certain claims the investors had relating to the registration of the PlanetCAD common stock they acquired in the private placement. The investors included: Dassault, which was issued 174,269 shares of convertible preferred stock in exchange for its claim of $62,737; Capstone Ventures (an affiliate of Mr. Fischer), which was issued 304,972 shares for its claim of $109,790; and The Roser Partnership, which was issued 261,406 shares for its claim of $94,106. Each share of Series B Convertible Preferred Stock may be converted at any time into two shares of PlanetCAD common stock and will automatically convert into two shares of PlanetCAD common stock upon the completion of the merger. The effective purchase price was determined by multiplying the average of the closing prices for PlanetCAD's common stock for the ten trading days prior to May 1, 2002 by two, rounded up to the next whole cent, or $0.18. May 1, 2002 was the date on which PlanetCAD and the investors agreed to--and PlanetCAD's board of directors approved--the transaction. The closing price of PlanetCAD common stock on May 24, 2002, the date on which the preferred stock was issued, was $0.32. The conversion price is subject to adjustment if PlanetCAD issues equity securities at a price of less than $0.18 before the merger. An adjustment in the conversion price would result in more shares of common stock being issued upon conversion of the Series B Convertible Preferred Stock. PlanetCAD is not planning to issue any equity securities that would trigger an adjustment of the conversion price. The merger will not result in an adjustment of the conversion price. Additional information about the Series B Convertible Preferred stock can be found under the heading "Description of Securities--PlanetCAD Preferred Stock" on page 132 of this proxy statement/prospectus.

VOTING AGREEMENTS

    Three PlanetCAD stockholders that own more than five percent of the outstanding common stock of PlanetCAD signed voting agreements to vote their shares in favor of the merger. The three five percent stockholders that signed voting agreements are PCD Investments, LLC, Capstone Venture SBIC, L.P., Dassault Systemes Corp. and the Roser Partnership III, SBIC L.P. Please see the section entitled "The Merger Agreement--The Voting Agreements" on page 83 for a description of the voting agreements.

RAVEN ACQUISITION CORPORATION

    Raven Acquisition Corporation is a newly formed, wholly-owned subsidiary of PlanetCAD. It is a Delaware corporation that was incorporated on May 1, 2002 solely for the purpose of completing the merger with Avatech. It has transacted no business to date other than in connection with the merger agreement.

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AVATECH SOLUTIONS, INC.

INTRODUCTION

    Avatech is a leading Autodesk design automation solutions provider. Avatech provides high value solutions to its customers through the reselling of design automation software combined with the integration of training, technical support and professional services. Our customers are private companies, public corporations, government agencies and educational institutions throughout the United States having industry specific focuses such as Architecture, Engineering, and Construction (AEC), Mechanical Design, Engineering Document Management (EDM), Geographic Information Systems (GIS), and Facilities Management.

    Avatech's product sales are primarily the resale of packaged design software programs that are installed on a user workstation, on a local area network server, or in a hosted environment. The programs perform and support a wide variety of functions related to design, modeling, drafting, mapping, rendering, and facilities management tasks. Avatech is the largest domestic commercial reseller of design software developed by Autodesk, Inc. (Autodesk), one of the world's leading design software and digital content companies for building design and land development, manufacturing, utilities, telecommunications, and media and entertainment.

    Avatech differentiates itself from traditional product resellers through the wide range of value-add services we can provide as part of an overall business solutions engagement. Its services are structured around three areas: training, technical support, and professional services--and are often bundled with the associated software products that support them. Education classes are offered through Avatech's 30 training classroom facilities or directly at a customer site, and include basic through advanced product training and customized company-specific training curriculum. Avatech's instructors are application engineers and product specialists who have formal training or industry experience in the course content. Technical support services are provided primarily through Avatech's telephone support center located in Omaha, Nebraska. Through its staff of full time consultants, Avatech provides assistance to customers with questions or issues concerning the suite of software products Avatech resells, and those associated with the professional services engagements we perform. Professional services include project-focused offerings that are fulfilled primarily with Avatech's own application engineers and programmers and include software customization, data migration, computer aided design standards consulting, workflow analysis, and implementation assistance for complex software products. Avatech's strategic focus is in responding to its customers' requests for interoperability and product lifecycle management solutions that address broader, enterprise-wide initiatives.

    More than 90% of Avatech's total revenue arises from the resale of Autodesk's software, and the delivery of related services from the sales of these products. Avatech is required to enter into annual channel partner agreements with Autodesk and other software developers that it represents. These agreements grant Avatech authorization to sell certain software products to certain customers in certain geographic areas of the United States. There are no clauses in these agreements that limit or restrict the services that Avatech can offer to customers.

    Avatech has a national sales and service delivery network of approximately 170 personnel operating out of 20 business offices across the country. Avatech's sales database has over 180,000 point-of-contact names collected over a 15-year time span, and an active customer list of approximately 18,000 firms, and federal, state and local agencies.

    Avatech's executive offices are located at 11403 Cronhill Drive, Suite A, Owings Mills, Maryland, 21117, and our telephone number is (410) 902-6900.

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INDUSTRY BACKGROUND

    Today's increasingly competitive business environment has forced many companies in diverse industries to increase efficiencies while improving flexibility and responsiveness to changing market conditions. In addition to facing higher competitive standards with respect to product quality, variety and price, businesses also recognize the need to shorten lead times, adjust production for frequent changes in customer requirements and quote more accurate and reliable delivery dates. Furthermore, a company's trading network may span multiple continents, requiring suppliers in one part of the world to collaborate with a plant in another. These forces are prompting companies to collaborate with technology transparency, across a broad range of suppliers and customers to improve efficiencies within multi-enterprise value chains and market places.

    The development and proliferation of communications, desktop automation, and software applications, including applications for specific industry focuses such as AEC, Mechanical Design, EDM, GIS, and Facilities Management are accelerating many companies' efforts to increase efficiencies by enabling a platform-independent communications network. This platform independence and demands for interoperability has prompted demands for a dynamic, open and integrated environment among customers, suppliers, and designers. In response to these evolving market forces, many companies are seeking business solutions that include re-engineering their business process to reduce manufacturing cycle times, shifting from mass production to order-driven manufacturing, increasing the use of outsourcing and sharing information more readily with vendors and customers over the Internet.

MARKETS

    The AEC market is comprised of design services focused on the construction of large physical assets such as buildings, roads, factories, utility companies and commercial infrastructure projects. Architects, builders and civil engineers use design automation systems to create detailed three dimensional construction drawings, material specifications, and maintenance records. Digital files are created and shared by multiple architects, engineers and suppliers of services and raw materials throughout the construction schedule and subsequent operations of the asset.

    The Mechanical Design and Manufacturing market is primarily focused on the design, tooling, assembly, and testing of instruments, electronic devices, machines, mechanical devices and power-driven equipment. Inventors, engineers, technicians and designers use design automation software as basic tools in the overall form, fit and function, creation and refinement of the product or item. Given the physical and electronic complexity of most items invented today, software and services are critical to achieving tight production schedules and cost targets.

    EDM systems provide methodical and organized processes involved with the storage, retrieval, management and versioning of design files, drawings and related documents such as customer correspondence, inventory lists, digital images, and other items. These products are based on a client / server architecture, and are scalable from a departmental solution to a division level infrastructure system.

    GIS software permits users to link together disparate data files (maps, aerial photos, tax records, marketing data, etc.) and provide the user with a unified image and knowledge base of a specific geographic location or building location. This software can also be used to develop emergency exit and disaster rescue plans by providing detailed information about employee locations, communication information, distances to the closest stairwells and elevators, fire hose connection points, etc. New technology based on powerful desktop computer hardware has enabled software developers to offer products that are easier to use and less expensive than the previous applications, thus expanding the volume of purchases, installation and level of usage from the traditional civil engineering, utilities, public works and transportation logistics markets and into the emergency services and Homeland Security segments.

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    Facilities Management applications enable facility managers and physical plant staff to efficiently operate and utilize all aspects of a facility's operational systems (heating, cooling, power, communications, security, etc.) including it's internal and external space and infrastructure. When integrated with Internet browsers, GIS and document management tools, users are able to have substantial knowledge about their buildings, their neighborhoods and their documents, which leads to better effectiveness and cost containment.

SOLUTIONS AND PRODUCTS

    As a design automation company, Avatech sells software packages developed by third party software developers. Avatech provides a variety of services to assist our customers in maximizing the benefits from these software applications. These services include training, technical support and professional services.

    Our product sales are primarily composed of packaged software programs that are installed on a user workstation, on a local area network server, or in a hosted environment. The programs perform and support a wide variety of functions related to design, drafting, manufacturing, workflow automation, and document management activities. Product offerings include a full range of design automation software packages from the industry leader, Autodesk, and workflow and document management software from Cyco, Inc.

    TRAINING SERVICES. Avatech has a curriculum of over 30 different subjects offered at our 30 training facilities, and through mobile labs that can be sent to a customer site. Our employees serve as class instructors and have formal training or successful industry experience in the topics they are teaching. All instructors must take and pass annual subject-matter exams required by Autodesk and other software providers to retain their product-based teaching certifications. Avatech also provides training services that are highly tailored to meet the needs of a particular customer, including company-specific operational topics, customized product usage, and other general technology or process training.

    TECHNICAL SUPPORT SERVICES. Avatech provides end-user and corporate technical support services through our National Support Center (NSC) located in Omaha, NE. A staff of fulltime product and technology consultants assists customers calling with questions about product features, functions, usability issues and configurations--as well as from our professional services engagements. The NSC offers services through multiple access levels including prepaid services, actual elapsed time, and annual support contracts. Customers can communicate with the NSC through e-mail, telephone and fax channels. Standard NSC support services are offered on a 12-hour by 5-day basis, with premium pricing for extended coverage hours.

    PROFESSIONAL SERVICES. Professional Services are project-focused offerings that include software customization, data migration, computer aided design standards consulting, supplemental staffing for design work, drawing digitization, symbol library development, and GIS database development. Avatech also provides technology interoperability, engineering collaboration and workflow improvement solutions with design automation and manufacturing organizations.

CHANNEL SALES AGREEMENT WITH AUTODESK, OUR LARGEST VENDOR.

    Avatech's revenues are primarily derived from the resale of vendor software products and services. These resells are made pursuant to channel sales agreements whereby Avatech is granted authority to purchase and resell the vendor products and services. Under these agreements, Avatech either resells software directly to its customers or acts as a sales agent for various vendors and receives commissions for its sales efforts. Below is a brief description of the material channel sales agreement with Autodesk, our largest vendor.

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    AUTODESK CHANNEL PARTNER AGREEMENT.  Avatech entered into an Authorized
Channel Partner Agreement with Autodesk, Inc. whereby Autodesk appointed Avatech as a non-exclusive partner to market, distribute and support Autodesk software products. Avatech and its subsidiaries collectively must achieve a yearly minimum revenue in the amount of $300,000.00 from the sale of Autodesk's software products in order to be eligible to purchase such products directly from Autodesk. This Agreement was recently amended and will expire on January 31, 2003.

SALES AND MARKETING

    Avatech's merger and acquisition growth strategy coupled with post merger marketing efforts has provided it with a sales database of over 180,000 point-of-contact names and an active customer base of 18,000 organizations.

    Avatech sells its software products and solutions services through a direct sales organization consisting of sales representatives, many with engineering degrees and industry experience, and pre-sales technical consultants. Many of our customers were successfully transitioned from acquired companies, as dedicated sales representatives worked diligently to retain their customer relationships.

    Avatech utilizes a customer relationship system (CRM) to manage customer communications that is deployed at all offices via a wide-area network. Avatech also uses a sophisticated electronic marketing system for permission-based, automated, one to one marketing communications and regular electronic publications. The features include automatic customized e-mail messages to prospects with interest in our products and services, as well as automated lead distribution directly to the sales force. In addition, Avatech has a comprehensive and scaleable Web site, which supports secure transactions and serves streaming media demonstrations and technical tips on a 24x7 on-demand basis.

CUSTOMERS

    Avatech markets its products to private companies, public corporations, government agencies and educational institutions throughout the United States. In fiscal year 2001, the revenues generated by Avatech's top 10 customers represented approximately 5% of total revenues.

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    Avatech has a national sales and service delivery network that is comprised of 20 business offices and 30 training classrooms across the country. Avatech's customers include:

AOL Time Warner Communications                          AT&T
Baltimore Gas & Electric                                Baseland
Bechtel                                                 Becton Dickenson
Bell Atlantic                                           Bouck & Lee Engineers
Carter & Burgess                                        Caterpillar
Centex Homes                                            Champion Industries
City of Baltimore                                       City of Roseville, CA
Colorado Springs Utilities                              Consumers Energy
Dewberry & Davis                                        Ford Motor Company
General Electric                                        General Mills
Goodyear                                                Hellmuth, Obata & Kassabaum, Inc.
Honeywell                                               INTEL
JCPenney                                                John Deere
Johnson & Johnson                                       Kimley-Horn & Associates
Lucent Technologies                                     MBNA
Media One                                               Michigan Department of Transportation
NASA                                                    National Park Service
Newport News Shipbuilding                               Nestle
Nolte Engineering                                       Norfolk Naval Air Station
Oceana Naval Base                                       Ozark Aircraft
Pacific Bell                                            Parker Hannifan
Parsons Brinckerhoff Quade & Douglas, Inc.              Pioneer Hybrid
Rockwell                                                Royal Caribbean International
RTKL Associates                                         Qwest Communications
Sacramento Regional Transit                             SBC
Siemens                                                 Siemens Medical Systems
Texaco                                                  Texas Instruments
The Sports Authority                                    Trane
Union Pacific                                           URS Greiner
US Bureau of Land Management                            Verizon

COMPETITION

    Avatech competes in the design automation channel, a market historically composed of small niche, regionally focused companies. Since Avatech began operations in 1997, the Autodesk reseller channel has changed radically. The number of Autodesk channel participants has declined significantly from approximately 400 at the time of our formation to approximately 200 currently. The many new products and their increased complexity have made it very difficult for small companies to compete. The vast majority of smaller resellers lack the technical talent, financial resources and business management skills to transition from the old, single-application product model to one offering complete solutions.

    While several, small, reseller competitors exist in the various geographic territories where Avatech conducts business, Avatech has a competitive advantage in terms of geographic reach, comprehensive training and support and the provision of other products and services. Avatech is the largest commercial Autodesk reseller in the United States, and believes that it is approximately 30 times the size of the average Autodesk reseller. There are two national competitors that could be compared to Avatech in scale, size, geographical reach and target markets for the resale of Autodesk products.

Those competitors are INCAT International, Inc. (INCAT) and RAND A Technology Corporation (RAND).

    INCAT is a systems integrator for design automation products. They have 30 offices in nine countries with worldwide headquarters in the United Kingdom. They have 15 offices in the United States. They have approximately 800 employees worldwide with approximately 65 percent in consulting, design engineering and technical support. While INCAT is larger than Avatech, we estimate that the Autodesk portion of its business is less than one-fourth as large as Avatech's Autodesk business.

    RAND is the largest computer-aided design and engineering technology company worldwide. However, we estimate that its Autodesk related business is less than fifty percent as large as Avatech's. It operates in 104 offices located in 27 countries with headquarters in Canada. It has 38 offices in the United States. As of December 31, 2000, it reported having over 1,300 employees worldwide, of which approximately 650 were engineers.

INTELLECTUAL PROPERTY

    Avatech regards its technology and other proprietary rights as essential to its business. While Avatech relies on copyright, trade secret, confidentiality procedures, contract provisions and trademark law to protect our technology and intellectual property, Avatech believes that the technological skills of its employees and reliable service maintenance are also critical to establishing and maintaining an intellectual property leadership position. Avatech owns two federal trademarks, including "AVATECH SOLUTIONS" and "AVANEWS", and has no trademark applications pending. Avatech has no patents or patent applications pending.

    Avatech has entered into confidentiality agreements with its employees, consultants and corporate partners and intends to control access to, and distribution of its products, documentation and other proprietary information.

EXCHANGE OFFER RELATING TO 10% SUBORDINATED NOTES

    Avatech has offered to exchange up to $2.6 million in aggregate principal amount of its five-year, 10% subordinated notes for preferred stock to be issued immediately after the merger. As of July 31, 2002, $1,675,000 in principal amount of notes have beeen issued. Subordinated noteholders owning an aggregate of $1,425,000 of subordinated notes have verbally committed (subject to execution of definitive exchange agreements) to exchange their notes for preferred stock. There is a possibility that additional noteholders may decide to exchange their notes for preferred stock, up to three days prior to the merger closing. The exchange of notes for preferred stock will occur immediately after the completion of the merger.

    The notes will be exchanged for the number of shares of preferred stock equal to (i) the principal amount of the note exchanged divided by the closing per share price of PlanetCAD common stock on the effective date of the merger, (but not less than $2.50 or more than $7.50). The preferred stock is convertible into shares of PlanetCAD common stock at a rate of 1.1 shares of common stock for every 1 share of preferred stock. Ultimately, the former holders of preferred stock will hold shares of PlanetCAD common stock.

    The preferred stock will automatically convert into shares of PlanetCAD's common stock on the earlier to occur of (i) 24 months after issuance of the preferred stock, (ii) immediately preceding a liquidating event, which includes a sale of all or substantially all of the assets or stock of Avatech, a merger or consolidation of Avatech with any other entity that results in the existing common stockholders of Avatech owning less than 50% of the combined entities or a liquidation, dissolution or winding-up of Avatech or (iii) in the event that the preferred stockholders, as a class, represent more than 18% of the value of Avatech. On all matters to be voted on by the Avatech stockholders, the shares of preferred stock will vote together as a single class with the shares of Avatech common stock on a one share, one vote basis. Dividends on the preferred stock will accrue at a rate of 10% per year. For a period of at least 30 days prior to the anticipated merger closing date, the persons who are to become preferred stockholders have verbally agreed not to, directly or indirectly, trade in the equity securities of PlanetCAD. The shares of PlanetCAD common stock underlying the Avatech preferred stock will be registered for resale.

EMPLOYEES

    As of June 30, 2002, Avatech had approximately 170 full time employees located in 21 offices throughout the United States. Many of Avatech's current employees formerly were employees of the companies that it acquired. Approximately 43 are located in Maryland where Avatech has its corporate headquarters, as well as two sales and training locations. Maryland is also the location of Avatech's centralized accounting, order processing, and marketing functions. Approximately 62 of Avatech's total work force is engaged in sales and marketing activities, and approximately 60 employees are engaged in service fulfillment. Avatech's future success depends in significant part upon the continued services of its key sales, technical, and senior management personnel and its ability to attract and retain highly qualified sales, technical and managerial personnel. None of our employees are represented by collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

PROPERTIES

    Avatech's corporate offices are located in Owings Mills, Maryland where we lease approximately 3,000 square feet of office space pursuant to a lease that expires June 30, 2003. These facilities house our executive and primary administrative offices as well as accounting, order processing operations, IT, and marketing. Avatech also leases office space at the following locations:

LOCATION                                        SQUARE FOOTAGE        TERM
--------                                        --------------   ---------------
California--Roseville.........................       2,877         06/30/2003
Colorado--Englewood...........................       7,250         03/31/2005
Connecticut--Milford..........................       5,342       Month to month
Florida--Sarasota.............................       2,500         07/31/2003
Florida--Tampa................................       2,290         12/31/2003
Illinois--Chicago.............................       3,816         11/30/2002
Iowa--Cedar Rapids............................       2,525         05/31/2003
Iowa--Clive...................................       4,310         04/30/2004
Maryland--Owings Mills........................      10,010         05/31/2004
Maryland--Rockville...........................       2,616         04/01/2003
Michigan--Ann Arbor...........................       5,543         02/28/2003
Minnesota--St. Paul...........................       2,782         09/30/2002
Nebraska--Omaha...............................       7,150       Month to month
New Jersey--East Brunswick....................       2,000         03/31/2003
New York--Liverpool...........................       2,105         05/14/2003
Ohio--Dayton..................................       1,410         09/30/2002
Texas--Austin.................................       2,125         10/31/2004
Texas--Irving.................................      10,522         12/31/2002
Virginia--Richmond............................       2,250         03/31/2006
Virginia--Virginia Beach......................       5,000         12/31/2002

    The commercial real estate market is volatile and unpredictable in terms of available space, rental fees, and occupancy rates and preferred locations. Avatech cannot be certain that additional space will be available when we require it, or that it will be affordable or in a preferred location

LEGAL PROCEEDINGS

    Avatech is not currently a party to any material legal proceeding.

SELECTED CONSOLIDATED FINANCIAL DATA OF AVATECH

    The following summary of consolidated financial data is derived from Avatech's audited financial statements as of and for the three years ended June 30, 2002. The following consolidated financial data should be read in conjunction with "Avatech--Management's Discussion and Analysis of Financial Condition and Results of Operations" and Avatech's consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

    Avatech was formed as a Delaware corporation on September 9, 1996. On June 20, 1997, CADWORKS, Inc., a company conducting its operations principally in Texas providing design automation software, training, technical support and professional services to corporations, was merged into Avatech, with such merger being accounted for as a recapitalization. On June 30, 1997, Premier Design Systems, Inc., a company with similar operations principally in Maryland, was merged with a wholly-owned subsidiary of Avatech in a business combination accounted for as a pooling-of-interests. All outstanding common stock of CADWORKS, Inc. was exchanged for 593,525 shares of voting common stock of Avatech. All outstanding common stock of Premier Design Systems, Inc. was exchanged for 665,575 shares of voting common stock of Avatech.

    During fiscal years 1998 through 1999, Avatech consummated business combinations with nine companies that provided design automation software, training, technical support and professional services to corporations, government agencies and educational institutions throughout the United States. Seven of the business combinations were each consummated by the exchange of all of the outstanding shares of voting common stock of the acquired company for shares of voting common stock of Avatech and were accounted for as pooling-of-interests. A summary of the mergers accounted for as pooling-of-interests is as follows:

ACQUIRED COMPANY                                LOCATION      DATE OF MERGER     SHARES EXCHANGED
----------------                               -----------   -----------------   ----------------
NECAD, Inc...................................  Nebraska      July 18, 1997           608,625
CAD-PRO Systems, Inc.........................  Colorado      Sept. 24, 1997          416,725
Florida Design Automation, Inc...............  Florida       March 31, 1998          100,000
PKD Enterprises, Inc.........................  Texas         April 22, 1998          105,882
MicroCAD Managers, Inc.......................  New York      May 15, 1998             36,435
CAD Assist, Inc & CAD Assist West............  Virginia      June 30, 1998           817,079
OrthoCADD Services, Inc......................  Connecticut   Sept. 17, 1998          231,294

    Two of the business combinations were accounted for as purchases. Effective April 15, 1998, Avatech acquired all of the outstanding stock of APPA Business Computers, Inc. ("APPA") in a business combination accounted for as a purchase. APPA provided design automation software, hardware, training, technical support, and professional services to corporations and government agencies in Michigan, Louisiana, and Ohio. The total purchase price of APPA of approximately $1,070,000 consisted of 235,294 shares of voting common stock valued at $1,000,000 and approximately $70,000 of direct acquisition costs. Goodwill of approximately $1,129,000 was recorded. Effective August 6, 1998, we acquired all of the outstanding stock of New Jersey-based Configured System, Inc. Configured Systems, Inc. provided design automation software, hardware, training, technical support, and professional services to corporations and government agencies in New Jersey. The total purchase price of Configured Systems, Inc. consisted of cash of $400,000. Goodwill of approximately $366,000 was recorded.

    The consolidated financial data presented below includes Avatech Solutions, Inc., an operating company, and the following wholly-owned subsidiaries:

       Avatech of California, Inc.

       Avatech Solutions of Colorado, Inc.

       Avatech of Connecticut, Inc.

       Avatech of Florida, Inc.

       Avatech of Maryland, Inc.

       Avatech of Michigan, Inc.

       Avatech of Nebraska, Inc.

       Avatech of New Jersey, Inc.

       Avatech of New York, Inc.

       Avatech of Virginia, Inc.

       Configured Systems, Inc.

       Technical Learningware Company, Inc.

    With the exception of Technical Learningware Company, Inc. and Configured Systems, Inc., all of these subsidiaries were merged into Avatech
Solutions, Inc. as of July 31, 2002.

                                                                   YEAR ENDED JUNE 30
                                                        ----------------------------------------
                                                           2002          2001           2000
                                                        -----------   -----------   ------------
STATEMENT OF OPERATIONS DATA:
Revenue
  Product Sales.......................................  $18,486,676   $20,490,029   $ 22,436,739
  Service revenues....................................    6,482,160     6,049,275      7,519,169
  Commission revenue..................................    4,843,751     4,332,174      3,199,443
                                                        -----------   -----------   ------------
    Total revenue.....................................   29,812,587    30,871,478     33,155,351
                                                        -----------   -----------   ------------
Cost of Revenue
  Cost of Product Sales...............................   12,464,965    14,249,470     16,228,849
  Cost of service revenues............................    3,773,041     3,813,635      4,664,518
                                                        -----------   -----------   ------------
    Total cost of revenue.............................   16,238,006    18,063,105     20,893,367
                                                        -----------   -----------   ------------
Gross Margin..........................................   13,574,581    12,808,373     12,261,984
                                                        -----------   -----------   ------------
Other Expenses
  Selling, general and administrative.................   12,806,324    11,519,199     12,919,902
  Depreciation and amortization.......................      589,306       694,503        692,180
  Goodwill impairment.................................      285,374            --             --
                                                        -----------   -----------   ------------
    Total Other Expenses..............................   13,681,004    12,213,702     13,612,082
                                                        -----------   -----------   ------------
Income/(Loss) From Operations.........................     (106,423)      594,671     (1,350,098)
                                                        -----------   -----------   ------------
Other Income/(Expense)
  Interest and other income/(expense).................       61,510        61,488        (61,819)
  Interest Expense....................................     (487,582)     (553,823)      (641,320)
                                                        -----------   -----------   ------------
                                                           (426,072)     (492,335)      (703,139)
                                                        -----------   -----------   ------------
Income (Loss) Before Income Taxes.....................     (532,495)      102,336     (2,053,237)
Income tax expense (benefit)..........................     (285,000)       13,000             --
                                                        -----------   -----------   ------------
Net Income (Loss).....................................  $  (247,495)  $    89,336   $ (2,053,237)
                                                        ===========   ===========   ============
Earnings (loss) per Common Share--Basic and Diluted...  $     (0.04)  $      0.01   $      (0.34)
                                                        ===========   ===========   ============
Weighted average number of common shares outstanding--
  Basic and Diluted...................................    6,007,074     5,995,904      6,078,374
                                                        ===========   ===========   ============

                                                                     AS OF JUNE 30,
                                                         ---------------------------------------
                                                            2002          2001          2000
                                                         -----------   -----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $   222,562   $   309,621   $   423,307
Working capital (deficiency)...........................   (1,615,747)   (3,927,450)   (1,257,780)
Total assets...........................................    7,108,413     8,377,015     7,920,247
Total debt.............................................    5,980,013     6,480,880     5,750,883
Total stockholders' deficiency.........................   (3,737,862)   (3,424,838)   (3,427,041)

AVATECH MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AVATECH SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

OVERVIEW

    Avatech is a leading design automation solutions provider. Avatech resells design automation software and supports its customers in the integration of this software by offering training, technical support and professional services. Avatech sales are to corporations, government agencies and educational institutions throughout the United States having industry specific focuses such as Architecture, Engineering, and Construction (AEC); Manufacturing; Location Services, Geographic Information Systems (GIS), and Electronic Document Management (EDM).

PRODUCT SALES

    Avatech product sales are primarily the resale of packaged design software programs that are installed on a user workstation, on a local area network server, or in a hosted environment. The programs perform and support a wide variety of functions related to design, modeling, drafting, mapping, rendering, and facilities management tasks. Avatech is the largest domestic commercial reseller of design software developed by Autodesk, one of the world's leading design software and digital content companies for building design and land development, manufacturing, utilities, telecommunications, wireless data services and digital media. Approximately 76% of Avatech's total product revenues are related to Autodesk products.

    Product sales also include hardware that Avatech may purchase for the convenience of its customers. During fiscal 1999, Avatech made a strategic decision to de-emphasize the resale of hardware products as the future profit margins for these offerings were deteriorating. Product hardware sales do not represent a significant percentage of total revenues for Avatech in any of the periods presented.

SERVICE REVENUE

    Avatech provides services in the form of training, technical support, and professional services. Product and process education classes are offered at Avatech's training facilities or directly at a customer site. Avatech's class instructors are application engineers who have formal training or industry experience in the course content. Technical support services are provided primarily through Avatech's telephone support center located in Omaha, Nebraska. Through its staff of full time consultants, Avatech provides assistance to customers making inquiries concerning software products that it sells. Professional services are project-focused offerings that are fulfilled primarily with Avatech's own application engineers and programmers and can include software customization, data migration, computer aided design standards consulting, workflow analysis, and implementation assistance for complex software products.

COMMISSION REVENUE

    Avatech generates sales from the resale of Autodesk software to various customers of which a portion are considered major accounts. Autodesk considers certain customers to be major accounts based on specified criteria primarily sales volume. These customers typically receive certain volume discounts. Avatech is responsible for managing and reselling product to certain of these accounts; however, the software product is shipped directly from Autodesk to the customer. Avatech has received commissions ranging from 17% to 26% on the product sales price depending upon the product type and volume. Commission revenues are recognized upon shipment of the product from Autodesk to the customer.

COST OF PRODUCT SALES

    Cost of product sales consists of Avatech's cost of purchasing the products from the software suppliers or hardware manufacturers. Additionally, the associated shipping and handling costs are included in cost of product sales.

COST OF SERVICE REVENUE

    Cost of service revenue includes the direct costs associated with the implementation of software and hardware solutions as well as training, support services, and professional services. These costs consist primarily of compensation, benefits, travel and the costs of third-party contractors engaged by Avatech. Cost of service revenue does not include an allocation of overhead costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    Selling, general and administrative expense consists primarily of compensation and other expenses associated with management, finance, human resources and information systems. Additionally, advertising and public relations expense as well as expenses for facilities such as rent and utilities are included in selling, general and administrative expense. During fiscal 2000, Avatech instituted an expense reduction program which attributed to a $1.4 million reduction in average annualized selling, general and administrative expense. More specifically, nearly $900,000 of the reduction was achieved in salaries and employee benefits by reducing staff during the course of the year. Additional expense reductions were achieved for professional fees, telephone, supplies, marketing and travel. Expense reduction measures were deemed necessary during the later part of fiscal 2000 to help reduce operating losses arising from a slowdown in sales following a very successful product release by Autodesk. Additionally, Avatech was in the midst of a consolidation effort following a period of rapid merger and acquisition activity in the previous two years. Where practicable, targeted expense savings were accelerated in an effort to bring Avatech to a break even operating level.

DEPRECIATION AND AMORTIZATION EXPENSE

    Depreciation and amortization expense represents the period costs associated with Avatech's investment in property and equipment consisting principally of computer equipment, software, furniture and fixtures, and leasehold improvements. Depreciation and amortization expense is computed using the straight-line method. Additionally, Avatech leases all of its facilities and depreciates leasehold improvements over the lesser of the lease term or the useful life of the asset.

    Goodwill is the excess of the purchase price paid over the value of the identifiable net assets acquired in purchase business combinations and is amortized over the expected period of benefit primarily 15 years. On a periodic basis, Avatech evaluates goodwill for impairment by comparing its best estimate of undiscounted future cash flows with the carrying value of goodwill.

INTEREST EXPENSE

    Interest expense consists primarily of interest on Avatech's revolving line-of-credit and subordinated debt, which it incurred to fund operations over the past three years.

CRITICAL ACCOUNTING POLICIES

    GENERAL. Avatech's consolidated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. Critical accounting policies and estimates that impact the consolidated financial statements are those that relate to software revenue recognition, estimates of bad debts and estimates of the recoverability of goodwill. A summary of the significant accounting policies can be found in the Notes to the Consolidated Financial Statements. Presented below is a description of the accounting policies that Avatech believes are most critical to understanding the consolidated financial statements.

    SOFTWARE REVENUE RECOGNITION. Avatech derives most of our revenue from the resale of packaged software programs. Product sales also include hardware that may be purchased for the convenience of customers. Historically, Avatech has not experienced significant customer returns. Avatech also earns service revenue from training and other professional services for the products that are sold. These services are not essential to the functionality of the software. Additionally, Avatech offers annual support contracts to its customers for the software products that it sells. Maintenance and support services are also sold under hourly billing arrangements.

    Revenue from software arrangements is recognized in accordance with the provisions of Statement of Position No. 97-2, SOFTWARE REVENUE RECOGNITION, as amended by SOP No 98-9, MODIFICATION OF SOP 97-2, SOFTWARE REVENUE RECOGNITION, WITH RESPECT TO CERTAIN TRANSACTIONS. Prior to recognizing any revenue under these arrangements, (1) persuasive evidence of an arrangement must exist, (2) delivery of the software or service must have occurred, (3) all fees must be assessed as fixed or determinable and (4) all fees must be probable of collection. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

    Avatech's customer arrangements can involve the sale of two or more elements. When this occurs, revenue is allocated to each element based on the relative fair value of each element. Avatech limits the assessment of fair value to the price that is charged when the element is sold separately. All of the elements included in the multiple element arrangements have been analyzed, which may include products that are resold, training and other professional services, and support services. Avatech has determined that sufficient evidence of the fair value based on these separate sales exists to allocate revenue to the specified elements. Training and other professional services revenue is recognized as services are delivered and support revenue is recognized ratably over the respective contract term. All unrecognized fees that have been billed are included in deferred revenue.

    BAD DEBTS. Avatech maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to pay for products and services that are sold or for disputes that affect its ability to fully collect its accounts receivable. Avatech estimates this allowance by reviewing the status of past-due accounts and recording general reserves based on historical bad debt expense. Avatech's actual experience has not varied significantly from its estimates. However, if the financial condition of Avatech's customers were to deteriorate, resulting in their inability to pay for products or services, Avatech may need to record additional allowances in future periods. Mitigating this risk is that Avatech performs ongoing credit evaluations of its customers.

    RECOVERABILITY OF GOODWILL. Avatech has remaining goodwill of $753,000 at June 30, 2002 that was recorded in connection with two business combinations that were completed in 1998. Goodwill is amortized over its estimated useful life of 15 years. In assessing the recoverability of goodwill, Avatech makes assumptions regarding estimated undiscounted future cash flows from business units that gave rise to the goodwill. If the undiscounted cash flows are insufficient to recover the remaining goodwill over the remaining amortization period, Avatech estimates the fair value of the business units associated with the goodwill using discounted cash flows and records an impairment charge in an amount equal to the difference between the fair value and the book value of the net assets of the business unit. In fiscal year 2002, Avatech recorded a goodwill impairment charge of $283,000 as a result of applying its impairment assessment policy. Because of the subjectivity of cash flow estimates and related assumptions, and changes in the operations of business units with recorded goodwill, Avatech may be required to record additional impairment charges for goodwill in future periods.

    Avatech adopted a new accounting standard issued by the Financial Accounting Standards Board in July 2002 that will no longer allow for the amortization of goodwill. Rather, Avatech will make annual assessments of the fair value of its goodwill. In making these assessments, Avatech must make subjective judgments regarding estimated future cash flows and other factors to determine the fair value of the reporting units of its business that are associated with its remaining goodwill. It is possible that these judgments may change over time as market conditions or strategies change, and these changes may cause Avatech to record additional impairment charges to adjust goodwill to its estimated fair value.

RESULTS OF OPERATIONS

YEARS ENDED JUNE 30, 2002, 2001 AND 2000

    The following table sets forth the percentages of total revenues represented by selected items reflected in our audited Consolidated Statements of Operations included elsewhere in this proxy statement/prospectus. The year-to-year comparisons of financial results are not necessarily indicative of future results.

                                                                   YEAR ENDED JUNE 30,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
Revenue:
  Product sales.............................................    62.0%      66.4%      67.7%
  Service revenue...........................................    21.7%      19.6%      22.7%
  Commission revenue........................................    16.3%      14.0%       9.6%
                                                               -----      -----      -----
Total revenue:..............................................   100.0%     100.0%     100.0%
                                                               -----      -----      -----
  Cost of revenue
  Cost of product sales.....................................    41.8%      46.2%      48.9%
  Cost of service revenue...................................    12.7%      12.3%      14.1%
                                                               -----      -----      -----
Total cost of revenue:......................................    54.5%      58.5%      63.0%
                                                               -----      -----      -----
Gross margin:...............................................    45.5%      41.5%      37.0%
                                                               -----      -----      -----
Other expenses:
  Selling, general and administrative.......................    43.0%      37.3%      39.0%
  Depreciation and amortization.............................     2.1%       2.3%       2.1%
  Impairment Loss...........................................     0.8%        --         --
                                                               -----      -----      -----
Total other expenses:.......................................    45.9%      39.6%      41.1%
                                                               -----      -----      -----
Income/(loss) from operations...............................    (0.4)%      1.9%      (4.1)%
                                                               -----      -----      -----
Other income/(expense):
  Interest and other income/(expense).......................     0.2%       0.2%      (0.2)%
  Interest expense..........................................    (1.6)%     (1.8)%     (1.9)%
                                                               -----      -----      -----
                                                                (1.4)%     (1.6)%     (2.1)%
                                                               -----      -----      -----
Loss before income taxes....................................    (1.8)%      0.3%      (6.2)%
Income tax expense (benefit)................................    (1.0)%      0.0%       0.0%
                                                               -----      -----      -----
Net income (loss)...........................................    (0.8)%      0.3%      (6.2)%
                                                               =====      =====      =====

YEAR ENDED JUNE 30, 2002 COMPARED TO YEAR ENDED JUNE 30, 2001

REVENUES

    Total revenues for the year ended June 30, 2002 decreased $1.1 million, or 3.4%, to $29.8 million, compared to $30.9 million for the same period in 2001. Overall, the gross margin percentage increased to 45.5% in the year ended
June 30, 2002, compared to 41.5% in the same period in 2001. For the year ended June 30, 2002, revenues in two of three categories--service revenue and commission revenue--increased as a result of a realigned sales organization and a renewed focus by Avatech as a full solution, service provider for its customers. Although price changes occurred throughout the period, they did not have a material effect on fluctuations in revenues. Avatech realigned its sales organization in September 2000 and has improved sales forecasting to better exploit sales opportunities on high margin software products as well as sales to major accounts, which attributed to an increase in commission revenues.

    Product sales for the year ended June 30, 2002 decreased $2.0 million, or 9.8%, to $18.5 million, compared to $20.5 million in the same period in 2001. The fluctuation in product sales is attributed to a decrease in sales volume of software sold through the Company's customer base. In June 2001, Autodesk announced the release of an upgrade to it most popular version of Computer Aided Design ("CAD") software. Maintenance support on the former version of CAD software was phased out in January 2002, which resulted in most major customers purchasing the software upgrades in 2002. The software sales growth was completely offset by enhanced efforts to sell more Autodesk major accounts thereby increasing commission revenue, but reducing product sales as well as a significant decline in the resale of hardware products. As Autodesk major account sales increased, the level of focus on other end product sales then diminished and resulted in a $1.6 million or 7.8% decrease in related revenues. Additionally, hardware sales decreased by $436,000, or 46.3% in the period of 2002. The Company has de-emphasized the resale of hardware products to its customers.

    Service revenue for the year ended June 30, 2002 increased $443,000, or 7.2%, to $6.5 million, compared to $6.0 million in the same period in 2001. The increase in service revenue is a direct result of an increase in the number of training and professional services sold through the Company's expanded customer base during 2002, which resulted in approximately $250,000 in additional revenue. Avatech's training and technical support services have received additional sales focus as Avatech transitions to a full solution, service provider of software and services for its customers.

    Commission revenue for the year ended June 30, 2002 increased $511,000, or 11.8%, to $4.8 million, compared to $4.3 million in the same period in 2001. The increase in commission revenues resulted from Avatech's realigned sales organization, which has improved sales to major accounts that provide for commission revenue.

COST OF REVENUES AND EXPENSES

COSTS OF REVENUE

    Cost of product sales for the year ended June 30, 2002 decreased
$1.8 million, or 12.5%, to $12.5 million, compared to $14.2 million for the same period in 2001. Cost of product sales as a percentage of related revenue for the year ended June 30, 2002 decreased to 67.4% from 69.5% in the same period in 2001. The decrease in cost of product sales as a percentage of related revenues is attributed to an increase in sales of high margin software products.

    Cost of service revenue for the year ended June 30, 2002 decreased $41,000, or 1.1%, to $3.8 million compared to $3.8 million for the same period in 2001. Cost of service revenue as a percentage of related revenue for the year ended June 30, 2002 decreased to 58.2% from 63.0% in the same period in 2001. The decrease in cost of service revenue as a percentage of revenues is attributed to enhanced efforts to sell higher margin training and professional services rather than lower margin installations of hardware products.

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SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    Selling, general and administrative expense for the year ended June 30, 2002 increased $1.3 million, or 11.2%, to $12.8 million, compared to $11.5 million for the same period in 2001. Selling, general and administrative expense as a percent of total revenues was 43.0% during the year ended June 30, 2002, and 37.3% during the same period in 2001. The increase in selling, general and administrative expense is attributable to the expansion of Avatech's sales force and technical support staff in its existing locations, as well as the costs associated with opening three new offices in Chicago, IL, St. Paul, MN, and Tampa, FL, during the third and fourth quarters of 2001. Avatech's sales force and support staff increased by approximately 15 employees in 2002 resulting in an approximate $1.0 million increase in selling, general and administrative expense. New facilities costs attributed to a $50,000 increase in selling, general and administrative expense during the same period.

DEPRECIATION AND AMORTIZATION.

    Depreciation and amortization expense for the year ended June 30, 2002 decreased $105,000 or 15.1%, to $589,000, compared to $695,000 for the same period in 2001. Depreciation and amortization expense of property and equipment decreased as a result of capital expenditures for computer equipment and software made in 1999 becoming fully depreciated in 2001.

GOODWILL IMPAIRMENT

    For the year ended June 30, 2002, Avatech recorded an impairment charge for the write down of unamortized goodwill to its net realizable value. The impairment charge was recorded in the third quarter of 2002 upon the recognition of an impairment indicator. During the period, Avatech evaluated goodwill for its past business combinations by comparing its best estimate of undiscounted future cash flows with the carrying value of goodwill. As the carrying value of goodwill exceeded the estimate of undiscounted future cash flows for one of these acquired companies, a discounted cash flow analysis was performed which attributed to the goodwill impairment charge of $283,000 or the amount by which the carrying value exceeded the fair value of the unamortized goodwill balance at that time.

OTHER INCOME (EXPENSE)

    Other expense for the year ended June 30, 2002 decreased $66,000, or 13.5%, to $426,000, compared to $492,0000 for the same period in 2001. The reduction in other expense in 2002 is primarily attributable to a reduction in interest expense resulting from a decrease in the variable interest rate associated with the revolving line-of-credit.

INCOME TAX BENEFIT

    In 2002, Avatech recorded an income tax benefit of $285,000. This benefit includes current income tax expense of $88,000 for state income taxes and a deferred tax benefit of $373,000. The deferred tax benefit of $373,000 is the result of a change in the estimate of the amount of net operating loss carryforwards that will likely be used to reduce 2003 income taxes. This estimate was revised principally because Avatech recorded a $1.96 million gain from the extinguishment of certain debt in August 2002, which will increase 2003 taxable income.

YEAR ENDED JUNE 30, 2001 COMPARED TO YEAR ENDED JUNE 30, 2000

REVENUES

    Total revenues for the year ended June 30, 2001 decreased $2.3 million, or 6.9%, to $30.9 million compared to $33.2 million in the same period in 2000. For the year ended June 30, 2001, revenues in two of the three categories--product sales and service revenue--decreased as a result of the general economic slowdown experienced in the forth quarter of fiscal 2000 as well as the culmination of the

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Y2K technology spending. Additionally, the sales cycle for Autodesk's most popular CAD software product concluded in February 2000, which contributed to the overall decline in product sales for fiscal 2001. While revenues declined for the year ended June 2001, the gross margin percentage increased to 41.5% in 2001 from 37.0% in 2000 principally due to Avatech's strategic decision to discontinue reselling the low margin hardware products and focus on selling higher margin software products on both a direct and agency basis.

    Product sales for the year ended June 30, 2001 decreased $1.9 million, or 8.7%, to $20.5 million, compared to $22.4 million in the same period in 2000. The decrease in product sales is attributed to the culmination of the Y2K technology spending and the conclusion of the sales cycle for Autodesk's most popular CAD software product in February 2000. Additionally, Avatech made a strategic decision to discontinue reselling the low margin hardware products and focus on selling higher margin software products. As a result, Avatech experienced a $1.9 million, or 66.8%, decline in hardware sales.

    Service revenue for the year ended June 30, 2001 decreased $1.5 million, or 19.5%, to $6.0 million, compared to $7.5 million in the same period in 2000. The decrease in service revenue is primarily attributed to a $829,000, or 17.5%, reduction in training service revenue in 2001. The decline is service revenue is a result of limited resources available to focus on selling training services. During fiscal 2000, Avatech experienced exceptional results from training services due to intense promotional efforts and sales force focus. These efforts were not sustained in 2001 due to the implementation of certain cost containment measures. Additionally, support services revenue for the year ended June 30, 2001 decreased $348,000, or 18.9%, due to changes associated with the strategic decision to discontinue selling hardware.

    Commission revenues for the year ended June 30, 2001 increased
$1.1 million, or 35.4%, to $4.3 million compared to $3.2 million in the same period in 2000. The entire increase in commission revenue during 2001 resulted from the integration of past business combinations, which provided Avatech with the national network to service and sell to major accounts.

COST OF REVENUE AND EXPENSES

COST OF REVENUE

    Cost of product sales for the year ended June 30, 2001 decreased
$2.0 million, or 12.2%, to $14.2 million compared to $16.2 million for the same period in 2000. Cost of product sales as a percentage of related revenue decreased to 69.5% in 2001 from 72.3% in 2000. The decrease in cost of product sales as a percentage of revenues is attributable to the application of earn-backs and other rebates received from Autodesk as a result of Avatech achieving its sales quotas in fiscal 2001. These earn-backs and rebates are offset against cost of product sales in the period in which they are earned.

    Cost of service revenue for the year ended June 30, 2001 decreased $851,000, or 18.2%, to $3.8 million compared to $4.7 million for the same period in 2000. Cost of service revenue as a percentage of related revenue remained relatively constant at 63.0% in 2001 in comparison to 62.0% in 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    Selling, general and administrative expense for the year ended June 30, 2001 decreased $1.4 million, or 10.8%, to $11.5 million, compared to $12.9 million for the same period in 2000. Selling, general and administrative expense as a percent of total revenues was 37.3% in 2001 compared 39.0% in 2000. The reduction in selling, general and administrative expense in 2001 is attributable to an expense reduction program that was implemented in the fourth quarter of 2000. The expense reduction program coupled with a 6.9% decrease in total revenues attributed to the favorable decline in the ratio of selling, general and administrative expenses to revenues for the year ended June 30, 2001 in comparison to the year ended June 30, 2000.

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
DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense for the year ended June 30, 2001 increased $3,000, or 0.3%, to $695,000 compared to $692,000 for the same period in 2000. Depreciation and amortization expense for 2001 remained consistent with 2000 as few additions to property and equipment were needed.

OTHER INCOME (EXPENSE)

    Other expense for the year ended June 30, 2001 decreased $211,000, or 30.0%, to $492,000 compared to $703,000 for the same period in 2000. The reduction in other expense is primarily attributable to a decrease in interest expense of 13.6% or $87,000 in 2001. The reduction in interest expense is a result of refinancing of Avatech's revolving line-of-credit to provide for a lower interest rate.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS ("Statement 141"). Statement 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that intangible assets be recorded apart from goodwill if they meet certain criterion. Statement 141 also significantly increases the disclosures about business combinations. Statement 141 is not expected to have a significant impact on Avatech's financial position or results of operations.

    In June 2001, the FASB issued Statement of Accounting Standards No. 142, Goodwill and Other Intangible Assets ("Statement 142"). Statement 142 requires that goodwill and intangible assets with indefinite lives arising from a business combination will no longer be amortized to earnings, but instead reviewed annually for impairment. Avatech adopted Statement 142 effective
July 1, 2002. For goodwill resulting from business combinations prior to July 1, 2001, amortization of goodwill will continue through June 30, 2002. For business combinations occurring on or after July 1, 2001, the associated goodwill will not be amortized. Upon adoption of Statement 142 on July 1, 2002, the Company is required to perform a transitional impairment test for all recorded goodwill within six months and, if necessary, determine the amount of an impairment loss by June 30, 2003. The effects of applying the transitional impairment test required by Statement 142 are currently being determined. The current annual amortization expense for goodwill is approximately $70,000.

    In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("Statement 144"). Statement 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement 121"), and provides a single accounting model for long-lived assets to be disposed of. Statement 144 retains the requirements of Statement 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and to measure the impairment loss as the difference between the carrying amount and the fair value of the asset. Statement 144 does not apply to goodwill and other intangible assets that are not amortized. Avatech will apply the new rules on accounting for the impairment or disposal of long-lived assets on July 1, 2002. The effect of adoption is not expected to have a material effect on Avatech's consolidated financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, Avatech has financed its operations and met its capital expenditure requirements primarily through cash flows provided by operations and borrowings under short-term and long-term debt arrangements. Avatech had a deficiency of working capital of $1.6 million at June 30, 2002. Current liabilities include $1.4 million of borrowings under a line-of-credit from a senior lender. In

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October 2000, Avatech entered into a $4.0 million revolving line-of-credit agreement with a senior lender that expires in October 2003, but is payable within 60 days of demand. Borrowings under the line-of-credit bear interest at the senior lender's prime rate plus 1.5%. The amount of outstanding borrowings is limited to 75% of eligible accounts receivable.

    In January 1999, Avatech borrowed $3.0 million from a junior lender. The agreement required quarterly principal and interest payments of approximately $621,311. This note was subordinate to the line-of-credit. In August 2002, the Company executed an agreement to extinguish the debt for a cash payment of $1.0 million and compliance with certain non-financial covenants. Avatech borrowed $500,000 from each of PlanetCAD and James Hindman, an Avatech director, to make the cash payment. Mr. Hindman's loan matures on July 1, 2003. The loan from PlanetCAD is due at the earlier of (i) the date on which Avatech becomes unable or refuses to complete the merger or (ii) July 1, 2003. The loans bear simple interest at a rate of 15.0% on the outstanding principal balance of the loans and are subordinate to Avatech's senior lender. If the merger is completed, PlanetCAD's loan will be eliminated, as Avatech will become a wholly-owned subsidiary of PlanetCAD. Mr. Hindman's loan will be repaid in accordance with its terms. Collectively, this $1.0 million in bridge loans was used to satisfy Avatech's outstanding $3.0 million obligation owed to its previous junior lender. Therefore, Avatech's $3.0 million loan has been extinguished.

    For the year ended June 30, 2002, Avatech generated $1.1 million of cash from operations. For the year ended June 30, 2001, Avatech used $351,000 of cash in its operations. Net cash provided by operating activities was $209,000 in 2000. Cash flow from operations before working capital changes has improved from deficits of $1.3 million in 2000, to surpluses of $862,000 in 2001 and $365,000 in 2002. Avatech's operating assets and liabilities consist primarily of accounts receivable, accounts payable, and inventory. Changes in these balances are affected by the timing of sales and investments in inventory based on expected customer demand. Inventory levels are minimized through arrangements with suppliers to ship products with an average delivery period of two days and centralized inventory management.

    For the year ended June 30, 2001, cash provided by operations was adversely affected by increases in accounts receivable of $1.0 million. Accounts receivable, net of allowance for doubtful accounts, increased approximately 23% for the year ended June 30, 2001. Day sales outstanding (DSO's) in receivables increased to 66 days as of June 30, 2001 from 52 days as of June 30, 2000. The increase in the accounts receivable balance is primarily attributable to robust sales in June 2001, triggered by sales incentives offered by Avatech's major supplier, causing accounts receivable to increase over the same period in 2000. Additionally, the increase in accounts receivable coupled with a transition of responsibilities for account receivable collection efforts due to back office consolidation attributed to deterioration in the days sales outstanding in receivables. During the year ended June 30, 2002, cash flow from operations was favorably impacted by a net decline in accounts receivable of $893,000, as DSO's declined to 52 days as of June 30, 2002. The Company's customary collection terms range from 30 to 60 days for all of its customers.

    Avatech's investment activities consist principally of investments in computer and office equipment. Avatech acquired $259,000 of fixed assets during the year ended June 30, 2002, and acquired fixed assets of $394,000 in 2001 and $535,000 in 2000. Avatech has no outstanding purchase commitments at June 30, 2002, and expects total fixed asset purchases in 2003 to be less than $400,000.

    As described more fully above, Avatech's financing activities in all periods have consisted principally of borrowings and repayments under its lines of credit. Net borrowings (repayments) under lines of credit were $(494,000) for the year ended June 30, 2002, $733,000 in 2001 and $701,000 in 2000. At
June 30, 2002, Avatech had additional borrowing availability under its line of credit of $545,000. Avatech also has outstanding $1.675 million of 10% subordinated notes. The notes mature on July 1, 2003, and interest is payable quarterly until maturity or prepayment.

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
    As of July 31, 2002, subordinated noteholders owning an aggregate of $1,350,000 of subordinated notes have agreed (subject to execution of definitive exchange agreements) to exchange their notes for preferred stock. In addition, Avatech has issued $75,000 in principal amount of 10% subordinated notes that, by their terms, must be exchanged for preferred stock. As a result of these exchanges, Avatech's liabilities will be reduced by $1,425,000, equity will increase accordingly, working capital will be improved, and Avatech will reduce its interest expense by $142,500 per year. There is a possibility that additional noteholders may decide to exchange notes for preferred stock, up to three days prior to the merger closing. If all the noteholders agree to exchange their notes, Avatech's liabilities will be reduced by $1,675,000, equity will increase accordingly, and interest expense will be reduced by $167,500. The exchange of notes for preferred stock will occur immediately after the completion of the merger.

    Management believes that existing cash and its anticipated cash flows from operations will satisfy its working capital and capital expenditure requirements for at least the next twelve months.


FINANCING ARRANGEMENTS WITH CIT


    Under the CIT Revolving Line of Credit Agreement, Avatech and its subsidiaries obtained a 3-year revolving line of credit with the CIT Group/Business Credit, Inc. ("CIT") in an amount up to $4,000,000. In consideration for granting the line of credit, Avatech granted to CIT a warrant to purchase up to 16,213 shares of voting common stock of Avatech at an exercise price of $.01 per share. The warrant expires on October 25, 2003. Avatech also granted CIT certain registration and other rights (including but not limited to drag-along rights and tag-along rights) pursuant to that certain Warrantholders Rights Agreement of the same date.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Avatech is exposed to market risk from changes in interest rates associated with its variable rate line-of-credit facility. At June 30, 2002, approximately 23.8% of the Company's outstanding debt bears interest at variable rates. Accordingly, the Company's earnings and cash flow are affected by changes in interest rates. Assuming the current level of borrowings at variable rates and assuming a 100 basis point change in the 2002 average interest rate under these borrowings, it is estimated that the Company's 2002 interest expense and net income would have changed by less than $80,000. In the event of an adverse change in interest rates, management would likely take actions to further mitigate its exposure. However, due to the uncertainty of the actions that would be taken and their possible effects, the analysis assumes no such actions. Further the analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.


CHANGES IN AND DISAGREEMENTS WITH AVATECH'S ACCOUNTANTS



    On May 28, 2002, the management of Avatech Solutions, Inc. engaged Ernst & Young LLP as their independent auditors for the year ended June 30, 2002 in anticipation of Avatech becoming a public registrant. Avatech's board of directors is expected to ratify such engagement prior to the completion of the merger.



    Walpert & Wolpoff, LLP had been engaged to audit Avatech's consolidated financial statements for the fiscal years ended June 30, 2001 and 2000. During these two fiscal years and through the date of this report, there were no disagreements with Walpert & Wolpoff on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedures which, if not resolved, would have caused them to make reference to the subject matter in connection with their report on Avatech's consolidated financial statements for such years. Neither of Walpert & Wolpoff, LLP's reports on Avatech's financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.


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DIRECTORS AND EXECUTIVE OFFICERS FOLLOWING THE MERGER

    Set forth below is information, as of July 31, 2002, with respect to the individuals who it is expected will serve as directors and executive officers of the combined company after the merger. For additional information concerning each of these directors and executive officers, see "Security Ownership of Certain Beneficial Owners, Directors and Management of Avatech" and "Avatech Executive Compensation" beginning on pages 122 and 120, respectively, of this proxy statement/ prospectus.

    The following persons are expected to serve as directors of PlanetCAD following the merger:

NAME                            AGE      CURRENT POSITION WITH AVATECH      ANTICIPATED POSITION
----                          --------   -----------------------------  ----------------------------
Henry D. Felton.............     59      Chief Executive Officer and    Chief Executive Officer and
                                           Chairman of the Board of       Director
                                           Directors
W. James Hindman............     66      Director                       Chairman of the Board of
                                                                          Directors
Eugene J. Fischer(1)........     56      None                           Director
James A. Fanella (1)........     44      None                           Director
Donald Walsh................     65      Director                       Director
John W. Sasser..............     54      None                           Director

------------------------

(1) The biographies of Messrs. Fischer and Fanella are set forth above under "The PlanetCAD Annual Meeting--Election of Directors--Nominees for Election as PlanetCAD Directors" beginning on page 33.

    There are no family relationships among any of the directors or executive officers of Avatech.

    HENRY D. FELTON. Mr. Felton has been with Avatech since its inception in 1997 and has served as Chairman of the Board and Chief Executive Officer since that time. He is the former Co-Founder, President and Chief Operating Officer of Youth Services International, Inc. Previously, Mr. Felton was Executive Vice President of Maryland National Bank and a Management Committee member.

    W. JAMES HINDMAN. Mr. Hindman has been a member of the Board of Directors of Avatech since its inception in 1997. Previously, Mr. Hindman founded Youth Services International, Inc. and served as its Chairman of the Board and Chief Executive Officer from 1991 to 1997. In addition, Mr. Hindman is the founder of Jiffy Lube International, Inc. and served as its Chairman of the Board and Chief Executive Officer from 1980 to 1989. In addition, from 1976 to 1980,
Mr. Hindman was the Head Football Coach at Western Maryland College, his alma mater. From 1967 to 1979, Mr. Hindman was involved as the founder and President of W.J. Hindman & Associates, Inc., a real-estate development, health care and consulting company that owned and operated 18 nursing home facilities throughout Maryland, Iowa, Illinois and Nebraska. He has served as a member of the boards of directors of Morningside College and the Baltimore Symphony Orchestra.

    DONALD R. WALSH. Mr. Walsh is presently the Executive Vice President of Business & Network Systems Sales for InterVoice-Brite, Inc., a global leader in the call automation industry, a position he has held since August 1999. From July 1997 until the 1999 merger of Brite Voice Systems, Inc. with InterVoice, Inc., Mr. Walsh served as the Executive Vice President of Worldwide Sales for the Brite Voice Systems. Before joining Brite Voice Systems, Mr. Walsh served as President of PSC Information Services, a division of a Philadelphia suburban corporation that provides data processing products and services. Mr. Walsh's experience also includes 23 years of experience with IBM.

    JOHN W. SASSER. Mr. Sasser is presently self employed and has been since July of 1991. From 1987 to July of 1991, Mr. Sasser was the President of American Oil Change Corporation, a Jiffy Lube

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franchisee. Mr. Sasser also served as the President of the Jiffy Lube
Association of Franchisees from 1989 until July of 1991. Previously, Mr. Sasser was the Senior Vice President and Chief Financial Officer of Jiffy Lube International from 1984 to 1987. He currently serves as a member of the boards of directors of the Cloisters Children's Museum and Port Discovery, two children's museums in Baltimore, Maryland.

    The following persons are expected to serve as the executive officers of PlanetCAD following the merger:

NAME                            AGE      CURRENT POSITION WITH AVATECH      ANTICIPATED POSITION
----                          --------   -----------------------------  ----------------------------
Henry D. Felton(1)..........     59      Chief Executive Officer        Chief Executive Officer
V. Joel Nicholson...........     60      Executive Vice President       Executive Vice President
Scott Fischer...............     44      Executive Vice President--     Executive Vice President--
                                           Operations                     Operations
Debra Keith.................     50      Senior Vice President, Sales   Sr. Vice President, Sales
                                           and Marketing                and Marketing
Gary Rever..................     50      Chief Financial Officer        Chief Financial Officer

------------------------

(1) The biography of Mr. Felton is set forth above under "Directors and Executive Officers Following the Merger" on page 118.

    V. JOEL NICHOLSON. Mr. Nicholson has been with Avatech since its inception in 1997 and has served as a director and Executive Vice President since that time. Prior to joining Avatech, Mr. Nicholson served as President of Evergreen National Development, Inc., a start-up corporation that provided services to client companies considering mergers, acquisitions and other growth options. Formerly, Mr. Nicholson was the Senior Vice President of Youth Services International, Inc., responsible for mergers and acquisitions. During his military career, he held various high level positions.

    SCOTT FISCHER. Mr. Fischer joined Avatech in April 2002 as Senior Vice President, Professional Services and currently serves as our Executive Vice President--Operations. Prior to going to Avatech, Mr. Fischer was a principal in TenX Capital Partners from June of 2001 to April of 2002. Prior, he was Vice President and General Manager--Americas for Wireless Knowledge, a start-up wireless technology provider from January through May of 2001. From June of 1999 through January of 2001, Mr. Fischer was a Senior Vice President of AppNet, then Commerce One, which acquired it. Mr. Fischer was Vice President--Sales and Marketing, General Manager, of triSpan Internet Business Solutions, of Conshohocken, Pennsylvania from August 1998 until June of 1999, when the company was sold. From October 1997 to August 1998, Mr. Fischer was the President of NDC Group, a consulting company in Alexandria, Virginia. Mr. Fischer began his career with Anderson Consulting (Accenture) where he worked until September 1997.

    DEBRA KEITH. Ms. Keith joined Avatech in July of 1998 as a Sales Manager and became Senior Vice President of Sales and Marketing in April 2002. Prior to joining Avatech, Ms. Keith was the Sales Development Manager for Autodesk, Inc. from December of 1994 through July of 1998. From 1979 until 1994, Ms. Keither held various management positions in Auto-trol Technology Corporation of Denver, Colorado, including Business Unit Manager (1992 to 1994) and Senior Account Manager (1987 to 1992).

    GARY REVER. Mr. Rever joined Avatech in August 2000 as Senior Vice President and Chief Financial Officer. He was formerly the President of Mason-Dixon Services, LLC, a bank holding company subsidiary that provided operational and IT services to affiliate companies from 1998 to 2000. Prior, he has served as the Chief Financial Officer of Bank of Maryland Corporation and Vice

President of MNC Affiliates from 1991 to 1998. Mr. Rever is a Certified Public Accountant and earned his BA in Economics at the University of Maryland.

AVATECH EXECUTIVE COMPENSATION

    The following table presents information concerning all compensation earned during the three most recent fiscal years ended June 30 by Avatech's Chief Executive Officer and four other most highly compensated executive officers whose combined salary and bonus exceeded $100,000 for services rendered during the fiscal years. These executive officers are referred to as the "Named Executive Officers."

    The compensation set forth in the table below does not include medical, group life or other benefits that are available to all of Avatech's salaried employees, and perquisites and other benefits, securities or property that do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                         ------------
                                                 ANNUAL COMPENSATION      SECURITIES
                                                ----------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION              YEAR   SALARY ($)   BONUS ($)    OPTIONS(#)    COMPENSATION ($)
---------------------------              ----   ----------   ---------   ------------   ----------------
Henry Felton ..........................  2002    $  6,079     $    --       34,070         $       --
  Chairman, Chief Executive Officer      2001       6,121          --       33,907                 --
                                         2000       5,765          --       50,965                 --

Joel Nicholson ........................  2002     127,176          --           --                 --
  Executive Vice President               2001     109,596          --           --                 --
                                         2000     103,596          --           --                 --

Debra Keith ...........................  2002     110,051      10,895       15,000                 --
  Senior Vice President, Sales and       2001      84,167      25,000       10,000                 --
  Marketing                              2000      80,000      25,000        1,800                 --

Gary Rever ............................  2002     114,696          --           --                 --
  Senior Vice President, Chief           2001      77,000       7,000       60,000                 --
  Financial Officer                      2000          --          --           --                 --

Frank Willson .........................  2002     101,233          --           --                 --
  Vice President, Technology and         2001     102,818          --           --                 --
  Business Strategies                    2000     102,817          --           --                 --

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information with respect to stock options granted to each of the Named Executive Officers during 2002. Avatech granted options to purchase up to a total of 373,150 shares to employees during the year, the table percentage column shows how much of that total went to the Named Executive Officers.

                           NUMBER OF     PERCENT OF
                             SHARES     TOTAL OPTIONS
                           UNDERLYING    GRANTED TO
                            OPTIONS     EMPLOYEES IN    EXERCISE PRICE
NAME                        GRANTED        2002(%)        ($/SHARE)      EXPIRATION DATE
----                       ----------   -------------   --------------   ----------------
Henry Felton.............    34,070          9.1%            $4.25          June 2012

Joel Nicholson...........        --           --                --

Debra Keith..............    15,000          4.0%            $4.25        November 2011

Gary Rever...............        --           --                --              --

Frank Willson............        --           --                --              --

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
OPTION EXERCISES IN LAST FISCAL YEAR

    The following table sets forth the number of shares the Named Executive Officers purchased in connection with option exercises during the 2002 fiscal year and the value they realized on those exercises.

                                                                   NUMBER OF SECURITIES
                                                                  UNDERLYING UNEXERCISED
                                                                OPTIONS AT FISCAL YEAR-END
                             SHARES ACQUIRED                    ---------------------------
NAME                           ON EXERCISE     VALUE REALIZED   EXERCISABLE   UNEXERCISABLE
----                         ---------------   --------------   -----------   -------------
Henry Felton...............          --               --          118,942             --

Joel Nicholson.............          --               --               --             --

Debra Keith................          --               --           10,533         22,267

Gary Rever.................          --               --           20,000         40,000

Frank Willson..............          --               --               --             --

AVATECH EMPLOYMENT CONTRACTS, CHANGE-IN-CONTROL AND INDEMNIFICATION ARRANGEMENTS

    The executive officers serve at the discretion of our board of directors. However, three key executives of Avatech, Henry D. Felton (CEO), V. Joel Nicholson (EVP) and Gary Rever (CFO), each have signed a severance agreement that provides for specific cash compensatory arrangements to these employees in the event of a change in control or in the event of the employees' disability. The Severance Agreements for Messrs. Felton and Nicholson provide that if the executive's employment is terminated (a) by Avatech without cause, or (b) due to his death or disability, then the executive will receive a severance payment equal to 18 months' base salary then in effect and full accelerated vesting of all of his unvested stock options.

    Mr. Rever's severance agreement provides that if his employment is terminated within one year following a change of control, Mr. Rever will receive 18 months' base salary then in effect and full accelerated vesting of all of his unvested stock options.

    Messrs. Felton and Nicholson's severance agreements contain non-compete provisions. Upon termination of the executive's employment for any reason, he may not compete with Avatech within a 500 mile radius of any Avatech office, nor assist any other person or organization in competing with Avatech, until 18 months after the date of his employment termination.

AVATECH--CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    W. James Hindman currently owns approximately 3.2% of Avatech's outstanding common stock. Upon consummation of the PlanetCAD merger, Mr. Hindman will own approximately 2.6% of the outstanding stock of PlanetCAD and will be the Chairman of the Board of Directors of PlanetCAD. Mr. Hindman currently owns $225,000 of the Avatech 10% subordinated notes and has agreed to exchange all $225,000 of such notes for shares of Avatech's convertible preferred stock to be issued upon consummation of the merger. In addition, Mr. Hindman loaned Avatech $500,000 in August 2002. The $500,000 loan bears simple interest at a rate of 15% per year with interest to be paid quarterly. The loan must be repaid on July 1, 2003.

    Avatech began in 1996 and grew by acquiring corporations through merger. Avatech stock was given to the owners of these founding companies in exchange for the stock of the founding companies. The owners of these founding companies became controlling stockholders of Avatech. Upon consummation of the PlanetCAD merger, these founding stockholders, as a group, will own approximately 36.3% of the outstanding stock of PlanetCAD.

    Henry D. Felton is currently the Chairman and CEO of Avatech and, at the effective time of the PlanetCAD merger, will be the CEO of PlanetCAD. After the merger, Mr. Felton will also own approximately 6.6% of the outstanding stock of PlanetCAD and holds, as of July 31, 2002, stock options and warrants to purchase up to approximately 1.67% of PlanetCAD stock. Mr. Felton currently owns $300,000 of the Avatech 10% subordinated notes and has agreed to exchange $300,000 of such notes for shares of Avatech's convertible preferred stock to be issued upon consummation of the merger. As the chief executive officer of Avatech, Mr. Felton is issued stock options to purchase common stock of Avatech in lieu of cash compensation. Thus, Mr. Felton receives an option each month to purchase 2,826 shares of common stock of Avatech. Each option he receives is fully vested and has an exercise price of $4.25 per share.

    Pursuant to a written lease dated June 30, 1998, Frank Willson is a member of Saltwater, L.L.C., the landlord of an office building in Virginia Beach, Virginia in which Avatech is a tenant. Avatech pays $6,527.27 per month under the lease that runs until December 31, 2002. Prior to the merger, Mr. Willson owns 12.4% of Avatech's outstanding common stock. Upon consummation of the PlanetCAD merger, Mr. Willson will own approximately 9.31% of the outstanding stock of PlanetCAD.

    The persons selected by Avatech to be the management of the combined company have verbally agreed to enter into a written agreement with certain stockholders of Avatech after the merger giving the right to those stockholders to participate (through the selling of owned shares) in underwritten public offerings initiated by the combined company following the merger. The Avatech stockholders to be given these rights are the founding stockholders of Avatech who will be considered to be affiliates of Avatech prior to the merger. Specifically, the Avatech stockholders to be given the participation rights are Frank Willson, Jean and Brice Schaeffer, Greg Blackwell and Keith Carter. Each of Mr. Willson, Ms. Schaeffer, Mr. Blackwell and Mr. Carter are currently members of the Board of Directors of Avatech. After the merger, Mr. Willson, the Schaeffers, Mr. Blackwell and Mr. Carter will own approximately 9.31%, 8.37%, 7.17% and 4.21% of the outstanding shares of PlanetCAD common stock, respectively. The participation rights will be available on a pro-rata basis with any other stockholder who may have similar rights, and they will be subject at all times to the combined company's sale of securities in the applicable underwritten offering.

    John W. Sasser, who would be elected a director of the combined company after the merger, currently owns $25,000 of the Avatech 10% subordinated notes and has agreed to exchange all $25,000 of such notes for shares of Avatech's convertible preferred stock to be issued upon consummation of the merger.

    Messrs. Felton, Willson, Schaeffer, Blackwell and Carter, all directors and/or executive officers of Avatech, signed voting agreements to vote their shares in favor of the merger. Please see the section entitled "The Merger Agreement--The Voting Agreements" on page 83 for a description of the voting agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AVATECH

    The following table sets forth certain information regarding the ownership of Avatech common stock as of July 31, 2002 by (i) each Avatech director, (ii) each of the Avatech executive officers named in the summary compensation table,
(iii) all of such named executive officers and directors as a group, and (iv) all those known by Avatech to be beneficial owners of more than five percent of Avatech common stock. Except as shown otherwise in the footnotes to the table, the address of each person listed is in care of Avatech Solutions, Inc., 11403 Cronhill Drive, Owings, Mills, Maryland 21117.

                                                                 BENEFICIAL OWNERSHIP(1)
                                                              -----------------------------
NAME AND ADDRESS OF                                                              PERCENT OF
BENEFICIAL OWNER                                              NUMBER OF SHARES    TOTAL(2)
-------------------                                           ----------------   ----------
Frank C. Willson(3) ........................................       744,371          12.4%
  5656 Shell Road
  Virginia Beach, VA 23455

Jean Schaeffer(4)...........................................       669,575          11.2%

Henry D. Felton(5)..........................................       660,925          10.8%

Gregory A. Blackwell(6) ....................................       573,054           9.6%
  1470 N. Pearson Lane
  Roanoke, TX 76262

V. Joel Nicholson(7)........................................       422,882           7.1%

Keith Carter(8) ............................................       338,186           5.6%
  85 Gulfstream Road #85
  Dania Beach, FL 33004

Ronald C. Diegleman ........................................       307,650           5.1%
  9319 Meadow Hill Road
  Ellicott City, MD 120141

W. James Hindman(9) ........................................       207,911           3.1%
  c/o Rich Meadow Farms
  2322 Nicodemus Road
  Westminster, MD 21157

Gary Rever(10)..............................................        20,000             *

Debra Keith(11) ............................................        10,533             *
  4322 North Beltline Road, Suite B-110
  Irving, TX 75038

Charles Heller(12) .........................................         7,000             *
  1211 Hillcrest Road
  Arnold, MD 21012

Donald Walsh(13) ...........................................         5,000             *
  4201 Lomo Alto # 300
  Highland Park, Texas 75219

All executive officers and directors as a group (12              3,967,087          64.1%
  persons)..................................................

------------------------

   * Less than one percent.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Avatech common stock subject to options and warrants currently exercisable within 60 days of July 31, 2002, are deemed outstanding for purposes of computing the percentage of the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

 (2) Percentage of ownership is based on 5,995,402 shares of common stock outstanding as of July 31, 2002.

 (3) Mr. Willson is an Avatech founder, currently a member of the board of directors, and serves as Vice President of Technology and Business Strategies of Avatech.

 (4) Mrs. Schaeffer is an Avatech founder, currently a member the board of directors, and serves as Vice President of Marketing. Includes 332,775 shares beneficially owned by Mrs. Schaeffer's spouse, and 4,000 warrants to purchase common stock owned jointly. Does not include shares of Avatech preferred stock that will be issued in exchange for a note held by Mrs. Schaeffer if the merger is completed.

 (5) Mr. Felton is an Avatech founder, currently a member and chairman of the board of directors, and is the Chief Executive Officer of Avatech. Includes 121,793 shares subject to stock options that are exercisable within 60 days of July 31, 2002 and 7,000 warrants to purchase common stock held by Mr. Felton's spouse, and 5,000 warrants to purchase common stock owned by Mr. Felton. Does not include shares of Avatech preferred stock that will be issued in exchange for a note held by Mr. Felton if the merger is completed.

 (6) Mr. Blackwell is an Avatech founder, currently a member of the board of directors, and serves as an employee of Avatech.

 (7) Mr. Nicholson is an Avatech founder, currently a member of the board of directors, and serves as an Executive Vice President of Avatech. Includes 5,882 shares owned by Mr. Nicholson's spouse.

 (8) Mr. Carter is an Avatech founder and is currently a member of the board of directors

 (9) Mr. Hindman is an Avatech founder and currently a member of the board of directors. Includes 7,000 shares subject to stock options are exercisable within 60 days of July 31, 2002, 4,000 warrants to purchase common stock held by Mr. Hindman's spouse, 5,000 warrants to purchase common stock held by Mr. Hindman, and 29,411 shares held by Hindman and Associates.
     Mr. Hindman's adult children beneficially own 414,750 shares of Avatech. Mr. Hindman disclaims beneficial ownership of the shares owned by his adult children. Does not include shares of Avatech preferred stock that will be issued in exchange for a note held by Mr. Hindman if the merger is completed.

 (10) Mr. Rever serves as a Senior Vice President and Chief Financial Officer of Avatech. Includes 20,000 shares subject to stock options are exercisable within 60 days of July 31, 2002.

 (11) Mrs. Keith serves as a Senior Vice President of Sales and Marketing of Avatech. Includes 10,533 shares subject to stock options are exercisable within 60 days of July 31, 2002.

 (12) Mr. Heller is currently a member of Avatech's board of directors.

 (13) Mr. Walsh is currently a member of Avatech's board of directors.

         COMPARISON OF PLANETCAD COMMON STOCK AND AVATECH COMMON STOCK

    The rights of Avatech stockholders are currently governed by the Delaware General Corporation Law, the Avatech certificate of incorporation and the Avatech bylaws. In accordance with the merger agreement, at the effective time of the merger each issued and outstanding share of Avatech common stock will be converted into the right to receive shares of PlanetCAD common stock based on the exchange ratio specified in the merger agreement. Accordingly, upon completion of the merger, the rights of Avatech stockholders who become stockholders of PlanetCAD will be governed by the Delaware General Corporation Law, the PlanetCAD certificate of incorporation and the PlanetCAD bylaws. The following are summaries of what Avatech and PlanetCAD believe are the material differences between the rights of Avatech stockholders and the rights of PlanetCAD stockholders. For additional information, including copies of those documents, see "Where You Can Find More Information."

AUTHORIZED CAPITAL

    AVATECH. Avatech has the authority to issue a single class of capital stock, consisting of 10,000,000 shares of common stock, par value $0.01 per share. As of July 31, 2002, there were (a) 5,995,402 shares of Avatech common stock outstanding, (b) no shares of Avatech common stock were held in the treasury of Avatech or any of its subsidiaries and (c) 698,149 shares of Avatech common stock were reserved for issuance upon the exercise of outstanding options to purchase shares of Avatech common stock.

    PLANETCAD. As of the date of this proxy statement/prospectus, PlanetCAD has the authority to issue an aggregate of 25,000,000 shares of capital stock, consisting of 22,500,000 shares of common stock and 2,500,000 shares of preferred stock issuable from time to time by the PlanetCAD board of directors in one or more classes or series, of which 100,000 shares have been designated as Series A Junior Participating Preferred Stock and 1,202,463 of which have been designated as Series B Convertible Preferred Stock. As of July 31, 2002, there were 12,462,858 shares of PlanetCAD common stock and 1,202,463 shares of Series B Convertible Preferred Stock outstanding.

BOARD OF DIRECTORS

    AVATECH. Under the Avatech bylaws, the number of directors of Avatech must be at least five. Within that limitation, the exact number of directors is fixed by resolution of the majority of Avatech's entire board of directors. The current number of Avatech directors is nine. The Avatech bylaws provide that directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the annual stockholders meeting. Directors are entitled to serve until a director's successor is elected and qualified. A quorum at a meeting of the Avatech board of directors consists of a majority of the total number of directors fixed from time to time by Avatech's board of directors, and a majority of the directors present at any meeting at which a quorum is present is required to approve Avatech board of directors action, unless a different vote is required by applicable law, the Avatech certificate of incorporation or bylaws.

    PLANETCAD. Under the PlanetCAD bylaws, the number of directors of PlanetCAD is fixed by resolution of PlanetCAD's board of directors. The current number of PlanetCAD directors has been established to be seven. Notwithstanding the resolution, the board of directors has nominated only five persons to serve as directors and only five directors are to be elected at the annual meeting. If the merger is not completed, PlanetCAD may conduct a search to fill the two director vacancies that were created by director resignations during 2001. The PlanetCAD bylaws provide that directors are elected for one-year terms by a plurality of the votes of the shares present in person or represented by proxy at the annual stockholders meeting and entitled to vote in the election. If for any cause the directors are not elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting called for that purpose, by plurality vote at such meeting. Vacancies on the board of directors from time to time may be filled by a majority vote of the directors remaining in office. A series of preferred stock may be given rights to elect directors that are different or in addition to the election rights contained in the PlanetCAD bylaws. Generally, a quorum at a meeting of the PlanetCAD board of directors consists of a majority of the total number of directors fixed from time to time by PlanetCAD's board of directors, and a majority of the directors present at any meeting at which a quorum is present is required to approve PlanetCAD board of directors action, unless a different vote is required by applicable law, the PlanetCAD certificate of incorporation or bylaws.

COMMITTEES OF THE BOARD OF DIRECTORS

    AVATECH. Under the Avatech bylaws, the Avatech board of directors may appoint one or more committees by a majority vote of the entire board of directors. The Avatech bylaws provide that, to the extent set forth in the authorizing resolutions, a committee shall have and may exercise all the powers and authority of the Avatech board of directors in the management of Avatech's business and affairs. However, a committee may not:

    - amend the Avatech certificate of incorporation;

    - adopt an agreement of merger or consolidation;

    - recommend to the Avatech stockholders the sale, lease or exchange of all or substantially all of Avatech's property and assets;

    - recommend to the Avatech stockholders a dissolution of Avatech or a revocation of a dissolution of Avatech;

    - amend the Avatech bylaws; or

    - unless the resolution authorizing the committee expressly so provides, declare a dividend, authorize the issuance of stock or adopt a certificate of ownership and merger.

    The Avatech board of directors currently has an executive committee that, subject to the limitations described above, may exercise all the powers and authority of the Avatech board in the management of the business and affairs of Avatech.

    PLANETCAD. Under the PlanetCAD bylaws, the PlanetCAD board of directors may designate an executive committee and one or more other committees, from among its members, by resolution of a majority of the entire board of directors. The PlanetCAD bylaws provide that, to the extent permitted by law and set forth in the authorizing resolutions, the executive committee shall have and may exercise all the powers and authority of the PlanetCAD board of directors in the management of PlanetCAD's business and affairs, including the authority and power to declare a dividend, to authorize the issuance of stock and to adopt certificates of ownership and merger. However, the executive committee may not:

    - amend the PlanetCAD certificate of incorporation (except it may, if authorized in the resolutions of the board of directors providing for the issuance of stock, fix the designations, preferences and rights of that stock);

    - adopt an agreement of merger or consolidation;

    - recommend to the PlanetCAD stockholders the sale, lease or exchange of all or substantially all of PlanetCAD's property and assets;

    - recommend to the PlanetCAD stockholders a dissolution of PlanetCAD or a revocation of a dissolution of PlanetCAD; or

    - amend the PlanetCAD bylaws.

Committees other than the executive committee shall have the powers and perform the duties as prescribed in their authorizing resolutions, but a committee may not have any of the powers denied to the executive committee.

    The PlanetCAD board of directors currently has an audit committee and a compensation committee. The audit committee reviews and recommends independent auditors, reviews the scope and procedures of the audit with the auditors and PlanetCAD's financial managers, reviews the effectiveness of and elicits recommendations for improvement of PlanetCAD's accounting and financial controls, reviews financial statements to be included in PlanetCAD's annual report, reviews PlanetCAD's accounting and financial human resources and succession planning and investigates any matter brought to the committee's attention within the scope of its duties and, when it deems appropriate, retains outside counsel to assist in any such investigation. The compensation committee reviews and recommends to the board of directors the compensation of management personnel and reviews and recommends to the board of directors PlanetCAD's executive incentive and benefit plans.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

    AVATECH. Under the Avatech bylaws, vacancies and newly created directorships resulting from an increase in the number of directors may be filled by the affirmative vote of a majority of the Avatech board of directors then in office, even if less than a quorum. If there are no directors in office, then an election of directors may be held in the manner provided by applicable law. The Avatech bylaws authorize each director elected to fill a newly created directorship or vacancy to hold office until the next annual election and until such director's successor has been elected and qualified.

    PLANETCAD. Under the PlanetCAD certificate of incorporation and bylaws, newly created directorships resulting from an increase in the number of directors and any vacancies in the board of directors will be filled by the affirmative vote of a majority of the PlanetCAD board of directors then in office, even though less than a quorum, unless the PlanetCAD board of directors determines by resolution that any such vacancies or newly created directorships will be filled by PlanetCAD stockholders. A series of preferred stock may be given rights to fill vacancies that are different or in addition to the provisions in the PlanetCAD certificate of incorporation and bylaws. PlanetCAD's certificate of incorporation authorizes directors elected to fill a newly created directorship or other vacancy to hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor has been elected and qualified. No decrease in the number of directors will shorten the term of an incumbent director.

REMOVAL OF DIRECTORS

    AVATECH. Under the Avatech bylaws, any director may be removed, with or without cause, by the holders of a majority of the outstanding shares then entitled to vote at an election of directors, or by written consent of the stockholders.

    PLANETCAD. Under the PlanetCAD certificate of incorporation and bylaws and subject to the rights of the holders of any series of preferred stock, a director may be removed from office, with cause, by the vote of the holders of a majority of the voting power of all then-outstanding shares of PlanetCAD common stock entitled to vote in the election of directors, or without cause by the vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all then-outstanding shares of PlanetCAD common stock entitled to vote in the election of directors.

SPECIAL MEETINGS OF STOCKHOLDERS

    AVATECH. Under the Avatech bylaws, a special meeting of the stockholders of Avatech may be called for any purpose by its president, secretary, a majority of the Avatech board of directors or by a majority of the stockholders. Notice of the special meeting must set forth, among other details, the purpose or purposes of the special meeting. Except as otherwise provided by law, Avatech's certificate of incorporation or bylaws or a larger vote is required by Avatech's board of directors, all actions of the stockholders, other than for the election of directors, are decided by the vote of the holders of a majority of the outstanding shares of stock entitled to vote on the issue.

    PLANETCAD. Under the PlanetCAD certificate of incorporation and bylaws, a special meeting of the stockholders of PlanetCAD may be called for any purpose by its chairman of the board of directors, chief executive officer, majority vote of the total number of authorized directors or the holders of shares entitled to cast not less than two-thirds (2/3) of the votes at the meeting. If a special meeting is called by any person or persons other than PlanetCAD's board of directors, a request for a meeting specifying the general nature of the business to be transacted at the meeting must be delivered to PlanetCAD. No business may be transacted at such a special meeting other than that specified in the request for a meeting. After receipt of the request for a special meeting, the board of directors will determine the time and the place of the meeting, which must be not less than 35 nor more than 120 days after PlanetCAD received the meeting request. Except as otherwise provided by law, PlanetCAD's certificate of incorporation or bylaws, all actions of the stockholders, other than for the election of directors, are decided by the vote of the holders of a majority of the outstanding shares of stock entitled to vote on the issue, excluding all abstentions.

STOCKHOLDER ACTION BY WRITTEN CONSENT

    AVATECH. Under the Avatech bylaws, unless otherwise restricted by the Avatech certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents setting forth the action so taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of the taking of any action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing to the action.

    PLANETCAD. Under the PlanetCAD certificate of incorporation and bylaws, no action may be taken by the stockholders except at an annual or special meeting of the stockholders, and no action may be taken by written consent.

NOMINATION OF DIRECTORS

    AVATECH. Neither the certificate of incorporation nor the bylaws of Avatech includes a provision addressing the nomination of directors.

    PLANETCAD. PlanetCAD's bylaws provide that nominations for directors at its annual meeting may be made by or at the direction of the PlanetCAD board of directors or by any stockholder entitled to vote at the meeting. A stockholder, however, must comply with certain notice requirements to nominate a director, including, generally, that notice of the nomination is given not less than sixty days nor more than ninety days prior to the anniversary of the previous year's annual meeting. In addition, the notice must contain specified information about the person or persons nominated. The chairman of the annual meeting may disregard a stockholder nomination that does not comply with the procedures set forth in the PlanetCAD bylaws.

ADVANCE NOTICE OF STOCKHOLDER-PROPOSED BUSINESS AT ANNUAL MEETINGS

    AVATECH. Neither the certificate of incorporation nor the bylaws of Avatech includes a provision addressing stockholder-proposed business.

    PLANETCAD. The PlanetCAD certificate of incorporation and bylaws provide that a stockholder must give notice to PlanetCAD before bringing business before an annual meeting. Generally, the stockholder must give such notice not less than sixty days nor more than ninety days prior to the anniversary of the previous year's annual meeting. In addition, the notice must contain specified information related to the stockholder who proposes to bring the business before an annual meeting and the nature of the business that is proposed to be conducted. Only matters that are brought before a meeting in compliance with the bylaws will be considered at the annual meeting. The chairman of the annual meeting may declare at the meeting whether any proposed business was properly brought before the meeting.

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
AMENDMENT OF GOVERNING DOCUMENTS

    AVATECH. Under the Delaware General Corporation Law, an amendment to a corporation's certificate of incorporation generally requires the recommendation of a corporation's board of directors, the approval of at least a majority of all shares entitled to vote thereon, voting together as a single class, and the approval of at least a majority of the outstanding stock of each class entitled to vote separately. The certificate of incorporation of a Delaware company may provide for a stockholder vote greater than a majority to approve an amendment to the certificate of incorporation. Under the Avatech certificate of incorporation, an amendment to the certificate of incorporation requires a two-thirds (2/3) vote of the shares entitled to vote on the amendment. In addition, Avatech's certificate of incorporation provides that an amendment to the certificate of incorporation may alter the contract rights of any outstanding stock, and any objecting stockholder whose rights may be adversely affected by such amendment shall not be entitled to the same rights as an objecting stockholder in the case of a consolidation, merger, share exchange, or transfer of all, or substantially all, of the assets of Avatech.

    The Avatech bylaws may be amended or repealed by the stockholders or by the board of directors.

    PLANETCAD. PlanetCAD may amend, alter, change or repeal any provision of its certificate of incorporation as permitted by the Delaware General Corporation Law and the PlanetCAD certificate of incorporation, except as noted below. Under the PlanetCAD certificate of incorporation, subject to greater or different rights that might be granted to a class or series of stock by law, elsewhere in the certificate of incorporation or in the designation of a series of preferred stock, the affirmative vote of sixty-six and two-thirds percent
(66 2/3%) of the voting power of all of the then-outstanding shares entitled to vote at an election of directors, voting as a single class, is required to amend, alter or repeal Article V (election of directors), Article VI (limitation of liability), and Article VII (amendment of certificate of incorporation) of the PlanetCAD certificate of incorporation.

    The PlanetCAD bylaws may be amended or repealed by the stockholders or by the board of directors. Amendment or repeal of the bylaws by the stockholders, however, requires the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then-outstanding shares entitled to vote.

SUPERMAJORITY VOTING REQUIREMENTS FOR CERTAIN BUSINESS COMBINATIONS AND ISSUANCE
  OF STOCK

    AVATECH. Under the Delaware General Corporation Law, a merger, consolidation, sale of all or substantially all of a corporation's assets or a dissolution must be adopted by the board of directors and approved by a majority of the outstanding stock of the corporation entitled to vote thereon, unless the certificate of incorporation requires a higher percentage. The Avatech certificate of incorporation provides that the affirmative vote of two-thirds (2/3) of the shares entitled to vote on the issue is required for any of the actions described in the previous sentence. In addition, a two-thirds (2/3) vote of the stockholders is required to issue any shares of stock, or any securities exchangeable for, or convertible into, such shares, or warrants or other instruments evidencing rights or options to subscribe for, or otherwise acquire such shares.

    PLANETCAD. The PlanetCAD certificate of incorporation does not require a supermajority vote for business combinations such as those described above, and the board of directors may issue stock without stockholder approval.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION OF LIABILITY

    AVATECH. Avatech's certificate of incorporation provides that no director will be personally liable to Avatech or Avatech's stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for breach of the director's duty of loyalty to Avatech and its stockholders,
(2) for acts or omissions not in good faith or which involve intentional misconduct or a

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knowing violation of law, (3) under Section 174 of the Delaware General
Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit. Modification or repeal of the indemnification provision in the certificate of incorporation will not adversely affect any right or protection of an Avatech director for any act taking place prior to such modification or repeal. In addition, Avatech's certificate of incorporation provides that any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of Avatech, or is or was acting at the request of Avatech as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, as a fiduciary of, or otherwise rendering service to, any employee benefit plan of or relating to Avatech, shall be indemnified by Avatech to the fullest extent provided by the Delaware General Corporation Law.

    The right to indemnification conferred by Avatech's certificate of incorporation includes the right to be paid by Avatech the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition. Avatech, however, may only advance expenses upon receipt of an undertaking from the director or officer, in form and substance satisfactory to the Corporation's independent legal counsel, to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to indemnification. Avatech is not required to indemnify any director in connection with any proceeding initiated by such director, unless the proceeding was authorized by Avatech's board of directors. Avatech's bylaws provide further that if an indemnification claim is not paid within 60 days, the claimant may file suit to recover the unpaid amount, and if the claimant is successful, in whole or in part, the claimant may also recover the expenses of prosecuting such a claim. In any such proceeding, Avatech shall have the burden of proving that the claimant was not entitled to indemnification. In addition, the indemnification rights contained in the bylaws are not exclusive of any other rights acquired under statute, agreement, vote of the stockholders or otherwise. Any repeal or modification of the indemnification provisions in the bylaws operates prospectively only, and shall not affect the rights of a covered person in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against the covered person. Avatech's bylaws also provide that Avatech may, upon approval of a majority vote of the board of directors, indemnify its employees and agents to the same extent as its directors and officers.

    PLANETCAD. PlanetCAD's certificate of incorporation provides that no director will be personally liable to PlanetCAD or PlanetCAD's stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for breach of the director's duty of loyalty to PlanetCAD and its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. Modification or repeal of the indemnification provision in the certificate of incorporation will not increase the personal liability of any PlanetCAD director for any act taking place prior to such modification or repeal.

    PlanetCAD's bylaws provide that PlanetCAD shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; however, PlanetCAD may modify the extent of such indemnification by individual contracts with its directors and executive officers. PlanetCAD, generally, is not required to indemnify any director in connection with any proceeding initiated by such director unless (1) such indemnification is expressly required to be made by law, (2) PlanetCAD's board of directors authorized the proceeding or (3) PlanetCAD provides such indemnification, in its sole discretion, under the powers vested in PlanetCAD under the Delaware

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General Corporation Law. If a director or executive officer agrees to repay any amounts advanced if it is ultimately determined that he or she was not entitled to be indemnified, PlanetCAD will advance any director or executive officer all expenses incurred by him or her in defense of any threatened, pending or completed action, suit or proceeding against him or her due to his or her status as a director or executive officer of PlanetCAD, or due to the fact that he or she was serving at the request of PlanetCAD as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise. PlanetCAD will not advance an executive officer acting in his or her capacity as an executive officer any funds if a majority of the disinterested members of the PlanetCAD board of directors or independent legal counsel by written opinion determine that the facts known at the time demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of PlanetCAD.

    PlanetCAD's bylaws provide further that the indemnification rights contained in the bylaws are contractual rights, and are enforceable as such. In addition, the indemnification rights contained in the bylaws are not exclusive of any other rights acquired under statute, agreement, vote of the stockholders or otherwise. Any repeal or modification of the indemnification provisions in the bylaws shall operate prospectively only, and shall not affect the rights of a covered person in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against the covered person. PlanetCAD's bylaws also provide that PlanetCAD may indemnify its other officers, employees or agents as provided in the Delaware General Corporation Law.

COMPROMISES AND ARRANGEMENTS

    AVATECH. The Avatech certificate of incorporation includes a provision related to the adoption of compromises and arrangements by its stockholders and creditors. Avatech's certificate of incorporation provides that whenever a compromise or arrangement is proposed between Avatech and its creditors or any class of them and/or between Avatech and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on application of Avatech or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for Avatech under the provisions of Section 291 of the Delaware General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provision of Section 279 of the Delaware General Corporation Law, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of Avatech, as the case may be, agree to any compromise or arrangement or to any reorganization of Avatech as consequence of such compromise or arrangement, the compromise or arrangement and the reorganization shall, if sanctioned by the court to which the application was made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, or Avatech, as the case may be, and also on Avatech.

    PLANETCAD. PlanetCAD's certificate of incorporation does not include a provision related to the adoption of compromises and arrangements by its stockholders and creditors.

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                           DESCRIPTION OF SECURITIES

    The following is a summary of the material information relating to PlanetCAD's common stock based on PlanetCAD's certificate of incorporation and bylaws and the applicable provisions of the Delaware General Corporation Law. For information on how to obtain copies of PlanetCAD's certificate of incorporation and bylaws, see "Where You Can Find More Information."

AUTHORIZED AND OUTSTANDING COMMON STOCK OF PLANETCAD

    As of the date of this proxy statement/prospectus, PlanetCAD has the authority to issue an aggregate of 25,000,000 shares of capital stock, consisting of 22,500,000 shares of common stock, par value $0.01 per share, and 2,500,000 shares of preferred stock issuable from time to time by the PlanetCAD board of directors in one or more classes or series, of which 100,000 shares have been designated as Series A Junior Participating Preferred Stock and 1,202,463 of which have been designated as Series B Convertible Preferred Stock. As of July 31, 2002, there were 12,462,858 shares of PlanetCAD common stock outstanding, no shares of Series A Junior Participating Preferred Stock outstanding and 1,202,463 shares of Series B Convertible Preferred Stock outstanding.

PLANETCAD COMMON STOCK

    DIVIDENDS. The holders of common stock are entitled to dividends when and as declared by the board of directors from funds legally available to pay such dividends, but only after payment of any dividends owed to the holders of Series B Convertible Preferred Stock and any future class or series of stock with a preference over the common stock with respect to the payment of dividends.

    VOTING RIGHTS. Each holder of PlanetCAD common stock is entitled to attend all special and annual meetings of the stockholders of PlanetCAD, and to vote upon any matter, including, without limitation, the election of directors, properly brought for consideration before the stockholders. The holders of common stock are entitled to one vote for each share held of record.

    NO PREEMPTIVE OR CONVERSION RIGHTS. Holders of PlanetCAD common stock have no preemptive rights and no rights to convert their common stock into any other securities.

    LIQUIDATION RIGHTS. In the event of a liquidation, dissolution or winding up of PlanetCAD, the holders of PlanetCAD common stock and the holders of any class or series of stock entitled to participate with such holders, will be entitled to participate in the distribution of any assets of PlanetCAD remaining after PlanetCAD has paid all of its debts and liabilities and after PlanetCAD has paid, or set aside for payment, the holders of the Series B Convertible Preferred Stock an amount equal to their purchase price for such stock plus any accrued and unpaid dividends and has paid, or set aside for payment, the holders of any future class or series of stock with a liquidation preference over the common stock the preferential amount to which they are entitled.

PLANETCAD PREFERRED STOCK

    PlanetCAD's board of directors has designated two classes of preferred stock: the Series A Junior Participating Preferred Stock and the Series B Convertible Preferred Stock. In addition, the board of directors has the authority to designate additional classes or series of preferred stock in the future with rights that may adversely affect the rights of the holders of PlanetCAD common stock. The Series A Junior Participating Preferred Stock is discussed below under the heading "Certain Provisions Relating to a Change of Control." As discussed above, the Series B Convertible Preferred Stock confers on its holders preferences over the common stock holders with respect to dividends and liquidation rights. In addition, the holders of Series B Convertible Preferred Stock are entitled to anti-dilution protection and special class voting privileges. Each share of Series B Convertible Preferred Stock outstanding as of the date of this proxy statement/prospectus will automatically convert into two shares of common stock

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immediately before the completion of the merger. PlanetCAD has agreed to register for resale under the Securities Act the shares of common stock that are issued upon conversion of the Series B Convertible Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    LIMITATIONS OF LIABILITY. Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the fiduciary duty of care. Although Delaware law does not change the duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. PlanetCAD's certificate of incorporation limits the liability of directors to PlanetCAD or its stockholders to the fullest extent permitted under Delaware law. Specifically, directors of PlanetCAD are not personally liable for monetary damages to PlanetCAD or its stockholders for breaches of the their fiduciary duties, except for liability for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of the law, for any transaction from which the director or executive officer derived an improper personal benefit, or for authorizing the payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law.

    INDEMNIFICATION. PlanetCAD has entered into indemnification agreements with each of its directors and executive officers that require PlanetCAD to indemnify each such person to the fullest extent authorized or permitted by PlanetCAD's certificate of incorporation and Delaware law against expenses, judgments, fines, settlements and other amounts actually and responsibly incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which they may be made a party by reason of the fact that they are or were acting as a director, officer, employee or other agent of PlanetCAD or any of its affiliated enterprises. Delaware law permits this indemnification, provided the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of PlanetCAD and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. In addition, PlanetCAD maintains director and officer liability insurance which, subject to certain exceptions and limitations, insures directors and officers for any alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act in their respective capacities as directors and officers of PlanetCAD.

CERTAIN PROVISIONS RELATING TO A CHANGE OF CONTROL

    PROVISIONS RELATED TO THE ELECTION OF DIRECTORS AND STOCKHOLDER
ACTION. PlanetCAD's certificate of incorporation requires the affirmative vote of two-thirds of the stockholders to remove a director from the board of directors without cause. The certificate of incorporation also provides that all board vacancies are to be filled by the remaining directors, unless the remaining directors approve a stockholder vote to fill a vacancy. PlanetCAD's bylaws prohibit less than two-thirds of PlanetCAD's stockholders from calling a special meeting, whether for the purpose of replacing directors or for any other purpose. As a result, once elected, PlanetCAD directors may not be removed from office without cause until the next annual meeting of the stockholders. Therefore, a third party interested in taking control of PlanetCAD quickly will not be able to do so unless the third party acquires two-thirds or more of PlanetCAD's voting securities at the time of the acquisition. In addition, PlanetCAD's certificate of incorporation and bylaws prohibit stockholders from taking action by written consent in lieu of a meeting.

    STOCKHOLDER RIGHTS PLAN. In March 2002, PlanetCAD's board of directors adopted a stockholders rights plan. The plan is designed to deter a takeover of PlanetCAD on terms other than those approved by the PlanetCAD's board of directors. The plan causes substantial dilution to a person or group that attempts to acquire PlanetCAD on terms that are not approved by the PlanetCAD board of

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directors. Under the plan, each PlanetCAD stockholder as of March 21, 2002 received a right that entitles that stockholder to purchase one one-thousandth of a share of PlanetCAD's Series A Junior Participating Preferred Stock for each share of common stock held. Generally, the rights become exercisable only if a person or group acquires, or obtains the rights to acquire, 15% or more of PlanetCAD's outstanding common stock, or if a tender or exchange offer is commenced, the completion of which would result in a person owning more than 15% of PlanetCAD's outstanding common stock. The rights, however, are not exercisable if a person who acquires more than 15% of PlanetCAD's outstanding common stock offers to purchase all of PlanetCAD's outstanding shares of common stock, and PlanetCAD's board of directors determines by a two-thirds vote that such offer is fair to and otherwise in the best interests of PlanetCAD and its stockholders.

    If the rights become exercisable, the rights of the person who acquire more than 15% of PlanetCAD's common stock become null and void. All other stockholders will be entitled to purchase stock of PlanetCAD, or the stock of any company that has acquired PlanetCAD, having a value twice that of the exercise price of the rights. For example, at a purchase price of $5.00 per right, each right would entitle its holder to purchase $10.00 worth of stock of PlanetCAD or the company that has acquired PlanetCAD for $5.00. The rights will expire March 8, 2012, and are redeemable for $0.0001 per right at the approval of PlanetCAD's board of directors. All of the shares of PlanetCAD common stock to be issued to Avatech stockholders will be issued with rights attached.

    CERTAIN STATUTORY PROVISIONS.  PlanetCAD is subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, this provision prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

    - prior to such date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; and

    - on or after the date the stockholder became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation excluding that owned by the interested stockholder.

A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person, other than the corporation and any direct or indirect wholly-owned subsidiary of the corporation, who together with the affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own 15% or more of the corporation's outstanding voting stock.

    Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who becomes an interested stockholder in a transaction approved by the corporation's board of directors.

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                                 LEGAL MATTERS

    The validity of the PlanetCAD common stock and certain tax matters will be passed upon for PlanetCAD by Hogan & Hartson L.L.P., Denver, Colorado.

    Certain legal and tax matters will be passed upon for Avatech by Shapiro Sher Guinot & Sandler, P.A., Baltimore, Maryland.

                                    EXPERTS

    The consolidated financial statements of PlanetCAD as of December 31, 2001, and for the years ended December 31, 2001 and 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements and schedule of Avatech Solutions, Inc. and subsidiaries at June 30, 2002, and for the year then ended, included in this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements and schedule of Avatech Solutions, Inc. and subsidiaries as of June 30, 2001 and 2000, and for each of the two years in the period ended June 30, 2001, included in this proxy statement/prospectus have been audited by Walpert and Wolpoff, LLP, independent auditors, as stated in their report appearing herein, and upon the authority of such firm as experts in accounting and auditing.

                                 OTHER MATTERS

    As of the date of this proxy statement/prospectus, the PlanetCAD board of directors does not know of any matters that will be presented for consideration at the PlanetCAD annual meeting other than those described in this proxy statement/prospectus. If any other matters properly come before the special meeting or any adjournments or postponements of the special meeting, and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by those proxies as to any other matters. Those individuals named in the proxies intend to vote or not vote in accordance with the recommendation of PlanetCAD's management.


    PlanetCAD anticipates that its next annual meeting of stockholders will be held on or about November 12, 2003. The deadline for submitting a stockholder proposal for inclusion in our proxy statement and form of proxy for the next PlanetCAD annual meeting of stockholders, as calculated pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, is June 6, 2003. The deadline for submitting a stockholder proposal or a nomination for director that is not to be included in such proxy statement and proxy is no earlier than July 16, 2003 and no later than August 15, 2003. Stockholders are also advised to review the PlanetCAD bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations. To be included in the proxy materials relating to the next PlanetCAD annual meeting, all proposals must be received at PlanetCAD's principal executive offices on or before the above mentioned dates.


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                      WHERE YOU CAN FIND MORE INFORMATION

    PlanetCAD files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information PlanetCAD files at the SEC's public reference rooms at the following locations:

Public Reference Section          Northeast Regional Office   Midwest Regional Office
450 Fifth Street, N.W.            233 Broadway                Northwestern Atrium Center
Washington, D.C. 20549            New York, NY 10279          500 West Madison Street, Suite 1400
                                                              Chicago, IL 60661

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. PlanetCAD's SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

    PlanetCAD filed a registration statement on Form S-4 to register with the SEC the PlanetCAD common stock to be issued to Avatech stockholders in the merger. This proxy statement/prospectus is a part of the PlanetCAD registration statement and constitutes a prospectus of PlanetCAD for the issuance of PlanetCAD common stock to Avatech stockholders, a proxy statement of PlanetCAD for its annual meeting and a proxy statement of Avatech for its special meeting.

    As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the PlanetCAD registration statement or the exhibits to the PlanetCAD registration statement. You may obtain copies of the registration statement in the manner described above.

    The SEC allows PlanetCAD to "incorporate by reference" information into this proxy statement/ prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that PlanetCAD has previously filed with the SEC. These documents have been supplied to you along with this proxy statement/prospectus.

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
    These documents contain important information about PlanetCAD and its financial condition.


PLANETCAD SEC FILINGS (FILE NO. 0-288-42)           DATE FILED        FILE NO.
-----------------------------------------      --------------------   ---------
Annual Report on Form 10-KSB for the year
  ended December 31, 2001....................  April 11, 2002         001-31265
Amendment No. 1 to Annual Report on
  Form 10-KSB for the year ended December 31,
  2001.......................................  April 30, 2002         001-31265
Amendment No. 2 to Annual Report on
  Form 10-KSB for the year ended December 31,
  2001.......................................  July 17, 2002          001-31265
Amendment No. 3 to Annual Report on
  Form 10-KSB for the year ended December 31,
  2001.......................................  August 21, 2002        001-31265
Quarterly Report on Form 10-QSB for the
  quarter ended March 31, 2002...............  May 15, 2002           001-31265
Amendment No. 1 to Quarterly Report on
  Form 10-QSB for the quarter ended March 31,
  2002.......................................  August 21, 2002        001-31265
Quarterly Report on Form 10-QSB for the
  quarter ended June 30, 2002................  August 14, 2002        001-31265
Current Report on Form 8-K...................  January 25, 2002       001-28842
Current Report on Form 8-K...................  March 11, 2002         001-31265
Current Report on Form 8-K...................  May 2, 2002            001-31265
Current Report on Form 8-K...................  May 28, 2002           001-31265
Current Report on Form 8-K...................  August 14, 2002        001-31265
Current Report on Form 8-K...................  August 21, 2002        001-31265


    PlanetCAD has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to PlanetCAD, and Avatech has supplied all such information relating to Avatech.


    DOCUMENTS INCORPORATED BY REFERENCE ARE AVAILABLE FROM US WITHOUT CHARGE, EXCLUDING ALL EXHIBITS UNLESS WE HAVE SPECIFICALLY INCORPORATED BY REFERENCE AN
EXHIBIT IN THIS PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS MAY OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS BY REQUESTING THEM IN WRITING OR BY TELEPHONE FROM PLANETCAD AT THE FOLLOWING ADDRESS:



       PLANETCAD INC.
       2520 55TH STREET, SUITE 200
       BOULDER, COLORADO 80301
       (303) 209-9100
       ATTENTION: SECRETARY



    IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO AT LEAST FIVE BUSINESS DAYS BEFORE THE DATE OF THE MEETING IN ORDER TO RECEIVE TIMELY DELIVERY OF SUCH DOCUMENTS BEFORE THE MEETING. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.


    You may also obtain information from PlanetCAD's website: www.planetcad.com.

    Avatech is a privately held corporation that is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and therefore does not incorporate information in this proxy statement/prospectus by reference unless such information appears in an Appendix to this proxy statement/prospectus.

                      WHAT INFORMATION YOU SHOULD RELY ON

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION DISCUSSED IN THIS PROXY STATEMENT/PROSPECTUS OR IN THE ANNEXES ATTACHED HERETO WHICH ARE SPECIFICALLY INCORPORATED BY REFERENCE. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

    THIS DOCUMENT IS DATED SEPTEMBER   , 2002. THE INFORMATION CONTAINED IN THIS
PROXY STATEMENT/ PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, SHARES OF PLANETCAD COMMON STOCK OR TO ASK FOR PROXIES, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE ACTIVITIES.

                         INDEX TO FINANCIAL STATEMENTS


UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Introduction................................................   F-2

Condensed Combined Pro Forma Balance Sheet as of June 30,
  2002......................................................   F-4

Condensed Combined Pro Forma Statement of Operations for the
  Year Ended June 30, 2002..................................   F-5

Notes to Pro Forma Combined Condensed Financial
  Information...............................................   F-6

AVATECH JUNE 30, 2002, 2001 AND 2000 AUDITED FINANCIAL
  STATEMENTS

Independent Auditors' Reports...............................   F-9

Consolidated Balance Sheets.................................  F-11

Consolidated Statements of Operations.......................  F-12

Consolidated Statements of Stockholders' Deficiency.........  F-13

Consolidated Statements of Cash Flows.......................  F-14

Notes to Consolidated Financial Statements..................  F-15

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

INTRODUCTION

    The merger agreement requires PlanetCAD to issue to the Avatech stockholders three shares of PlanetCAD common stock for each share of PlanetCAD common stock outstanding when the merger closes. The following tables set forth certain historical financial information of PlanetCAD and Avatech on an unaudited pro forma basis after giving effect to the merger as a "reverse acquisition" (i.e., with Avatech as the acquiror of PlanetCAD for accounting purposes).

    The accompanying unaudited pro forma combined condensed balance sheet assumes the merger took place on June 30, 2002. The unaudited pro forma combined condensed balance sheet combines the audited consolidated balance sheet of Avatech as of June 30, 2002 and the unaudited consolidated balance sheet of PlanetCAD as of June 30, 2002.

    PlanetCAD's fiscal year ends on December 31. For purposes of the pro forma information, Avatech's consolidated statement of operations for the year ended June 30, 2002 has been combined with PlanetCAD's unaudited consolidated statement of operations for the twelve months ended June 30, 2002. The unaudited pro forma combined condensed statement of operations gives effect to the PlanetCAD merger as if it had occurred on July 1, 2001.

    The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of Avatech after the merger or of the financial position or results of operations of Avatech that would have actually occurred had the merger been effected as of the date described above.

    The allocation of the purchase price reflected in the unaudited pro forma combined condensed financial information is preliminary as it assumes the merger took place on June 30, 2002. Avatech obtained a formal independent valuation of PlanetCAD and the allocation of the purchase price to the intangible assets as of July 31, 2002. For purposes of recording the acquisition in the pro forma financial statements, Avatech established an estimated value of $3.8 million for PlanetCAD's common stock based on the fair value of PlanetCAD established by the independent appraiser and adjusted to reflect the use of cash in operations. The actual purchase price and purchase price allocation to reflect the fair values of assets acquired and liabilities assumed will be based upon an updated valuation upon consummation of the merger. Accordingly, the adjustments included here will change based upon the determination of the final purchase price and the allocation of the purchase price. That allocation may differ significantly from the preliminary allocation included in these pro forma financial statements.

    In contemplation of the proposed merger, in August 2002, Avatech borrowed $500,000 from each of PlanetCAD and James Hindman, an Avatech director. Collectively, this $1.0 million in bridge loans was used to satisfy Avatech's $3.0 million obligation owed to its junior lender. This arrangement has been reflected in the pro forma consolidated statements as the extinguishment of approximately $3.0 million of subordinated debt for a $1.0 million cash payment and compliance with certain non-financial covenants. As a result, Avatech recorded a one-time pre-tax gain in an amount of approximately $2.0 million in August 2002.

    PlanetCAD, as a condition precedent to the merger, is required to make appropriate arrangements for investors in the February 2000 private placement of PlanetCAD common stock (PIPE Investors) to accept PlanetCAD common stock or convertible preferred stock in exchange for their outstanding claims of $432,888 relating to the registration rights of PlanetCAD common stock they acquired in such a placement. This arrangement has been reflected in the pro forma consolidated balance sheet as a reduction of accrued liabilities and an increase in common stock and additional paid-in capital.

    The pro forma statements of operations do not reflect any effect of the contemplated operating efficiencies, cost savings and other benefits, anticipated by Avatech's management as a result of the merger.

    The unaudited pro forma combined condensed financial information should be read in conjunction with the audited consolidated financial statements and related notes of PlanetCAD and the audited consolidated financial statements of Avatech, Avatech's Management Discussion and Analysis of Financial Condition and Results of Operations and PlanetCAD's Management Discussion and Analysis of Financial Condition and Results of Operations included or incorporated by reference in this proxy statement/prospectus.

                            AVATECH SOLUTIONS, INC.

              UNAUDITED CONDENSED COMBINED PRO FORMA BALANCE SHEET

                              AS OF JUNE 30, 2002

                                  HISTORICAL     HISTORICAL     PRO FORMA                 COMBINED
                                    AVATECH      PLANETCAD     ADJUSTMENTS      NOTE      PRO FORMA
                                  -----------   ------------   ------------   --------   -----------
ASSETS
Current assets:
  Cash and cash equivalents.....  $   222,562   $  2,915,000   $ (1,720,772)   d,e,h     $ 1,416,790
  Accounts receivable, net......    4,108,372        189,000             --                4,297,372
  Inventory.....................      356,013             --             --                  356,013
  Deferred income taxes.........      373,000             --             --                  373,000
  Prepaid expenses and other
    current assets..............      113,469        220,000             --                  333,469
                                  -----------   ------------   ------------              -----------
  Total current assets..........    5,173,416      3,324,000     (1,720,772)               6,776,644
                                  -----------   ------------   ------------              -----------
Property and equipment, net.....      751,207        580,000             --                1,331,207
Goodwill, and other intangible
  assets, net...................      752,920        529,000      1,501,500      a,j       2,783,420
Other assets....................      430,870        142,000       (302,228)       c         270,642
                                  -----------   ------------   ------------              -----------
                                    1,183,790        671,000      1,199,272                3,054,062
                                  -----------   ------------   ------------              -----------
TOTAL ASSETS....................  $ 7,108,413   $  4,575,000   $   (521,500)             $11,161,913
                                  ===========   ============   ============              ===========
LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable and accrued
    expenses....................  $ 3,879,821   $    661,000   $         --              $ 4,540,821
  Borrowings under
    lines-of-credit.............    1,422,901             --                               1,422,901
  Current portion of long-term
    debt........................      500,000             --       (500,000)       d              --
  Deferred revenue..............      650,511        541,000       (270,500)       j         921,011
  Other current liabilities.....      335,930             --             --                  335,930
                                  -----------   ------------   ------------              -----------
Total current liabilities.......    6,789,163      1,202,000       (770,500)               7,220,663
                                  -----------   ------------   ------------              -----------
Long-term debt..................    4,057,112             --     (3,810,646)     d,g         246,466
                                  -----------   ------------   ------------              -----------
Total Liabilities...............   10,846,275      1,202,000     (4,581,146)               7,467,129
                                  -----------   ------------   ------------              -----------
Stockholders' equity
  (deficiency)
  Common stock..................       59,954        124,000        410,757        b         594,711
  Preferred stock...............           --        420,000         14,250        g         434,250
  Additional paid-in capital....    1,661,229     36,067,000    (31,284,007)     b,g       6,444,222
  Accumulated deficit...........   (5,459,045)   (33,238,000)    34,918,646    b,d,i      (3,778,399)
                                  -----------   ------------   ------------              -----------
Total stockholders' equity
  (Deficiency)..................   (3,737,862)     3,373,000      4,059,646                3,694,784
                                  -----------   ------------   ------------              -----------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY
  (DEFICIENCY)..................  $ 7,108,413   $  4,575,000   $   (521,500)             $11,161,913
                                  ===========   ============   ============              ===========

                            AVATECH SOLUTIONS, INC.

         UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS

                        FOR THE YEAR ENDED JUNE 30, 2002

                                      HISTORICAL    HISTORICAL     PRO FORMA                COMBINED
                                        AVATECH      PLANETCAD    ADJUSTMENTS     NOTE      PRO FORMA
                                      -----------   -----------   -----------   --------   -----------
Revenue:
  Product sales.....................  $18,486,676   $   456,262    $      --               $18,942,938
  Service revenue...................    6,482,160     1,311,442           --                 7,793,602
  Commission revenue................    4,843,751            --           --                 4,843,751
                                      -----------   -----------    ---------               -----------
Total revenue.......................   29,812,587     1,767,704           --                31,580,291
                                      -----------   -----------    ---------               -----------
Cost of Revenue:
  Cost of product sales.............   12,464,965       289,129           --                12,754,094
  Cost of service revenue...........    3,773,041       652,360           --                 4,425,401
                                      -----------   -----------    ---------               -----------
Total cost of revenue...............   16,238,006       941,489           --                17,179,495
                                      -----------   -----------    ---------               -----------
Gross margin........................   13,574,581       826,215           --                14,400,796
                                      -----------   -----------    ---------               -----------
Other expenses:
  Selling, general and
    administrative..................   12,806,324     5,801,719           --                18,608,043
  Research and development..........           --     2,584,716           --                 2,584,716
  Depreciation and amortization.....      589,306            --      436,667         a       1,025,973
  Goodwill impairment...............      285,374            --           --                   285,374
                                      -----------   -----------    ---------               -----------
Total other expenses................   13,681,004     8,386,435      436,667                22,504,106
                                      -----------   -----------    ---------               -----------
Income/(loss) from operations.......     (106,423)   (7,560,220)    (436,667)               (8,103,310)
                                      -----------   -----------    ---------               -----------
Other income/(expense)
  Interest and other
    income/(expense)................       61,510            --           --                    61,510
  Interest expense..................     (487,582)     (265,688)     327,442       f,g        (425,828)
                                      -----------   -----------    ---------               -----------
                                         (426,072)     (265,688)     327,442                  (364,318)
                                      -----------   -----------    ---------               -----------
Net income (loss) before income
  taxes and extraordinary item......     (532,495)   (7,825,908)    (109,225)               (8,467,628)
  Income tax expense (benefit)......     (285,000)           --           --                  (285,000)
                                      -----------   -----------    ---------               -----------
Net income (loss) before
  extraordinary item................  $  (247,495)  $(7,825,908)   $(109,225)              $(8,182,628)
                                      ===========   ===========    =========               ===========
Earnings (loss) per common share--
  basic and diluted.................  $     (0.04)  $     (0.63)                           $     (0.14)
                                      ===========   ===========    =========               ===========
Weighted average number of common
  shares outstanding--basic and
  diluted...........................    6,007,074    12,436,267                             59,364,772
                                      ===========   ===========    =========               ===========

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

1.  The Merger

    The merger will be treated as a reverse acquisition purchase in which Avatech is treated as the acquiror of PlanetCAD for financial accounting purposes. Under that method, the purchase price for accounting purposes is established using the fair market value of the outstanding PlanetCAD common stock, determined by an independent appraiser, plus the value of PlanetCAD's stock options and estimated acquisition related costs, as follows:

Estimated fair value of PlanetCAD's common stock............  $3,820,000
Estimated fair value of PlanetCAD's stock options...........     507,000
Estimated acquisition related costs.........................   1,098,000
                                                              ----------
                                                              $5,425,000
                                                              ==========

    The estimated fair value of PlanetCAD's common stock was determined based on the fair value of PlanetCAD as estimated by Alliant Partners in connection with their fairness opinion issued to PlanetCAD in May 2002. At that time, the value assigned to PlanetCAD approximated $4.6 million, which represented 25% of the equity value of the combined businesses based on the exchange ratio of shares in the merger. The $4.6 million assigned value was updated at June 30, 2002 to reflect the reduction of PlanetCAD's cash after the valuation date.

    The stock options to be issued in conjunction with the merger with PlanetCAD were valued using the Black-Scholes Option Pricing model, a generally accepted warrant valuation methodology, with the following assumptions:

Stock price on date of grant................................  $   0.30
Expected price volatility...................................      1.73
Risk free interest rate.....................................      4.55%
Weighted-average exercise price.............................  $   1.69
Expected dividend yield.....................................         0%
Expected life...............................................   4 Years

    Additionally, the stock price on the date of grant was calculated based on the $3.8 million estimated fair value of PlanetCAD, which represented 25% of the equity value of the combined businesses. An equity value of $17.6 million was assigned to the combined company, which was divided by 59,471,136 shares or the expected number of shares to be outstanding upon consummation of the merger, to derive the stock price on date of grant of approximately $0.30 per share. Avatech assumed that the most conservative and best estimate of the expected price volatility would be the historical price volatility of PlanetCAD. Therefore, the price volatility of 1.73 was obtained from the most recent
Form 10-KSB of PlanetCAD. Additionally, the weighted-average exercise price and expected life of the options were obtained from the most recent Form 10-KSB of PlanetCAD. The Black-Scholes option pricing model with these assumption determined a value of $0.25 per share. This value was assigned to the 2,028,537 stock options outstanding as of June 30, 2002 to determine a fair value of approximately $507,000.

    The unaudited pro forma combined condensed balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the merger been completed as of the beginning of the earliest periods presented. They should not be construed as being a representation of financial position or future operating results of the combined companies. Management does not expect significant changes to the preliminary valuation of the transaction. However, the final purchase price allocation could be significantly different from the amounts reflected in the unaudited pro forma combined condensed information. In addition, the unaudited pro forma combined condensed financial information gives effect only to the adjustments set forth in the accompanying notes and does not reflect any restructuring or merger related costs, or any potential cost savings or other synergies that management expects to realize as a result of the merger.

2.  Adjustments to Unaudited Pro Forma Combined Condensed Financial Statements

    The adjustments to the unaudited pro forma combined condensed balance sheet as of June 30, 2002 and the pro forma combined condensed statement of operations for the year ended June 30, 2002 in connection with the proposed merger are presented below:

        (a) The fair values of PlanetCAD's net assets have been estimated for the purpose of allocating the purchase price of the deemed acquisition of PlanetCAD and determining the pro forma effect of the acquisition on the combined financial statements. The estimated purchase price of $5,425,000 has been assigned to the tangible and intangible assets acquired and liabilities assumed as follows:

Current and other assets at June 30, 2002...................  $ 4,046,000
Fair value adjustments:
Developed technology--3 year life...........................      960,000
In-process research and development--expensed at closing....      280,000
Customer relationships--3 year life.........................      350,000
Goodwill....................................................      720,500
                                                              -----------
                                                                6,356,500
Less liabilities assumed at June 30, 2002...................     (931,500)
                                                              -----------
                                                              $ 5,425,000
                                                              ===========

(see Note 1 for the fair value of PlanetCAD common stock and options.)

        (b) This adjustment is to eliminate the common stock, additional paid in capital, accumulated other comprehensive loss and accumulated deficit of PlanetCAD.

        (c) This adjustment is to allocate $302,228 of acquisition related costs paid and deferred at June 30, 2002 to acquired assets.

        (d) This adjustment is to extinguish a portion of Avatech's subordinated debt. A previous junior lender accepted $1.0 million of cash and compliance with certain non-financial covenants to extinguish $2.96 million of outstanding borrowings. Avatech borrowed from other lenders the $1.0 million used to extinguish the loan, but expects to repay the $1.0 million borrowed at the merger date.

        (e) This adjustment is to reduce cash by the estimated unpaid merger expenses of $795,772.

        (f) This adjustment is to reduce interest from the $2.96 million extinguishment of debt at an interest rate of 6.50%.

        (g) This adjustment is for the dollar-for-dollar exchange of a total of $1,425,000 of subordinated debt for preferred stock with a total par value of $14,250 and the associated reduction in interest expense at an interest rate of 10.0%. At June 30, 2002, the outstanding debt was $1,350,000. See also note h.

        (h) This adjustment is to account for $75,000 in notes issued in July 2002 pursuant to the 10% subordinated note offering.

        (i) This adjustment is to expense in-process research and development costs of $280,000.

        (j) This adjustment is to adjust deferred revenue to its estimated fair value.

3.  Items Not Adjusted

    The pro forma statements do not reflect any effect of operating efficiencies, cost savings and other benefits anticipated by Avatech's management as a result of the merger.

4.  Pro Forma Net Loss Per Share

    The pro forma basic and diluted net loss per share is computed by dividing the pro forma net loss by the pro forma basic and diluted weighted average number of shares outstanding, assuming PlanetCAD and Avatech had merged at the beginning of the earliest period presented. The pro forma basic and diluted weighted average number of shares outstanding includes the assumed conversion of PlanetCAD's convertible preferred stock to common stock upon the completion of the merger. The pro forma weighted average basic and diluted number of shares outstanding, and pro forma adjustment to the weighted shares outstanding, are calculated as follows for the year ended June 30, 2002:

                                                              BASIC AND
                                                               DILUTED
                                                              ----------
For the year ended June 30, 2002:

PlanetCAD's weighted average common shares..................  12,436,267
Estimated common shares issued to PIPE Investors............   2,404,926
                                                              ----------
  PlanetCAD adjusted shares.................................  14,841,193

Multiplied by...............................................        3.00

Equivalent PlanetCAD shares issued to Avatech
  stockholders..............................................  44,523,579
Add PlanetCAD weighted average shares.......................  14,841,193
                                                              ----------
  Pro forma combined weighted average shares outstanding....  59,364,772
                                                              ==========

    The adjustment to common shares outstanding at June 30, 2002, is calculated as follows:

As of June 30, 2002:

PlanetCAD's common shares outstanding.......................  12,462,858
Estimated common shares issued to PIPE Investors............   2,404,926
                                                              ----------
  PlanetCAD adjusted shares.................................  14,867,784

Multiplied by...............................................        3.00

Equivalent PlanetCAD shares outstanding.....................  44,603,352
Add PlanetCAD shares outstanding............................  14,867,784
                                                              ----------
Pro forma combined average shares outstanding...............  59,471,136
Less combined shares outstanding before common stock issued
  to PIPE Investors and exchange ratio effect...............  18,458,260
                                                              ----------
  Pro forma adjustment to shares outstanding................  41,012,876
                                                              ==========

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Avatech Solutions, Inc.

    We have audited the accompanying consolidated balance sheet of Avatech Solutions, Inc. and subsidiaries as of June 30, 2002, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatech Solutions, Inc. and subsidiaries at June 30, 2002 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Baltimore, Maryland
September 3, 2002

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Avatech Solutions, Inc. and Subsidiaries

    We have audited the accompanying consolidated balance sheets of Avatech Solutions, Inc. and Subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatech Solutions, Inc. and Subsidiaries as of June 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                          WALPERT & WOLPOFF, LLP

Baltimore, Maryland
October 3, 2001 (except for Note 3 for which the date is September 3, 2002)

                    AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     JUNE 30,
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  222,562   $  309,621
  Accounts receivable, less allowance of $111,897 in 2002
    and $212,000 in 2001....................................   4,108,372    5,123,773
  Inventory.................................................     356,013      462,660
  Deferred income taxes.....................................     373,000           --
  Prepaid expenses and other current assets.................     113,469      382,411
                                                              ----------   ----------
Total current assets........................................   5,173,416    6,278,465

Property and equipment:
  Computer software and equipment...........................   2,664,168    2,381,422
  Office furniture and equipment............................     778,037      799,526
  Leasehold improvements....................................     198,002      191,908
                                                              ----------   ----------
                                                               3,640,207    3,372,856
  Less accumulated depreciation and amortization............   2,889,000    2,461,630
                                                              ----------   ----------
                                                                 751,207      911,226

Goodwill, net of accumulated amortization of $417,000 in
  2002 and $344,000 in 2001.................................     752,920    1,108,920
Other assets................................................     430,870       78,404
                                                              ----------   ----------
Total assets................................................  $7,108,413   $8,377,015
                                                              ==========   ==========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable and accrued expenses.....................  $3,655,902   $4,021,062
  Accrued compensation and related benefits.................     223,919      293,780
  Borrowings under line-of-credit...........................   1,422,901    1,916,912
  Current portion of long-term debt.........................     500,000    2,968,030
  Deferred revenue..........................................     650,511      794,916
  Other current liabilities.................................     335,930      211,215
                                                              ----------   ----------
Total current liabilities...................................   6,789,163   10,205,915
Long-term debt (including $775,000 payable to related
  parties)..................................................   4,057,112    1,595,938
Commitments and contingencies...............................          --           --
                                                              ----------   ----------
Total liabilities...........................................  10,846,275   11,801,853
                                                              ----------   ----------

Stockholders' deficiency:
  Common stock, $0.01 par value; 10,000,000 shares
    authorized; issued and outstanding shares of 5,995,402
    at June 30, 2002 and 6,013,549 at June 30, 2001.........      59,954       60,136
  Additional paid-in capital................................   1,661,229    1,726,576
  Accumulated deficit.......................................  (5,459,045)  (5,211,550)
                                                              ----------   ----------
Total stockholders' deficiency..............................  (3,737,862)  (3,424,838)
                                                              ----------   ----------

Total liabilities and stockholders' deficiency..............  $7,108,413   $8,377,015
                                                              ==========   ==========

                See notes to consolidated financial statements.

                    AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED JUNE 30
                                                    ---------------------------------------------------
                                                       2002             2001                2000
                                                    -----------   -----------------   -----------------
                                                                  (RESTATED-NOTE 3)   (RESTATED-NOTE 3)
Revenue:
  Product sales...................................  $18,486,676      $20,490,029         $22,436,739
  Service revenue.................................    6,482,160        6,049,275           7,519,169
  Commission revenue..............................    4,843,751        4,332,174           3,199,443
                                                    -----------      -----------         -----------
Total revenue.....................................   29,812,587       30,871,478          33,155,351

Cost of revenue:
  Cost of product sales...........................   12,464,965       14,249,470          16,228,849
  Cost of service revenue.........................    3,773,041        3,813,635           4,664,518
                                                    -----------      -----------         -----------
Total cost of revenue.............................   16,238,006       18,063,105          20,893,367
                                                    -----------      -----------         -----------
Gross margin......................................   13,574,581       12,808,373          12,261,984

Other expenses:
  Selling, general and administrative.............   12,806,324       11,519,199          12,919,902
  Depreciation and amortization...................      589,306          694,503             692,180
  Impairment loss.................................      285,374               --                  --
                                                    -----------      -----------         -----------
Total other expenses..............................   13,681,004       12,213,702          13,612,082
                                                    -----------      -----------         -----------
Income (loss) from operations.....................     (106,423)         594,671          (1,350,098)
                                                    -----------      -----------         -----------

Other income (expense):
  Interest and other income (expense).............       61,510           61,488             (61,819)
  Interest expense................................     (487,582)        (553,823)           (641,320)
                                                    -----------      -----------         -----------
                                                       (426,072)        (492,335)           (703,139)
                                                    -----------      -----------         -----------

Income (loss) before income taxes.................     (532,495)         102,336          (2,053,237)
Income tax expense (benefit)......................     (285,000)          13,000                  --
                                                    -----------      -----------         -----------
Net income (loss).................................  $  (247,495)     $    89,336         $(2,053,237)
                                                    ===========      ===========         ===========
Earnings (loss) per common share--basic and
  diluted.........................................  $     (0.04)     $      0.01         $     (0.34)
                                                    ===========      ===========         ===========
Shares used in computation--basic and diluted.....    6,007,074        5,995,904           6,078,374
                                                    ===========      ===========         ===========

                See notes to consolidated financial statements.

                    AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                    YEARS ENDED JUNE 30, 2002, 2001 AND 2000

                                               COMMON STOCK
                                           ---------------------
                                           NUMBER OF                 ADDITIONAL      ACCUMULATED
                                            SHARES     PAR VALUE   PAID-IN CAPITAL     DEFICIT        TOTAL
                                           ---------   ---------   ---------------   -----------   -----------
Balance at July 1, 1999..................  5,985,509    $59,856       $1,578,153     $(3,247,649)  $(1,609,640)
  Issuance of common stock for cash......    102,500      1,025          409,600              --       410,625
  Issuance of common stock in connection
    with the 1998 Employee Stock Purchase
    Plan.................................     18,810        188           67,721              --        67,909
  Purchase of common stock from former
    employees............................    (67,882)      (679)        (242,019)             --      (242,698)
  Net loss for fiscal year 2000..........         --         --               --      (2,053,237)   (2,053,237)
                                           ---------    -------       ----------     -----------   -----------
Balance at June 30, 2000.................  6,038,937     60,390        1,813,455      (5,300,886)   (3,427,041)
  Issuance of common stock for cash......      6,176         62           26,186              --        26,248
  Purchase of common stock from former
    employees............................    (31,564)      (316)        (113,065)             --      (113,381)
  Net income for fiscal year 2001........         --         --               --          89,336        89,336
                                           ---------    -------       ----------     -----------   -----------
Balance at June 30, 2001.................  6,013,549     60,136        1,726,576      (5,211,550)   (3,424,838)
  Purchase of common stock from current
    and former employees.................    (18,147)      (182)         (65,347)             --       (65,529)
  Net loss for fiscal year 2002..........         --         --               --        (247,495)     (247,495)
                                           ---------    -------       ----------     -----------   -----------
Balance at June 30, 2002.................  5,995,402    $59,954       $1,661,229     $(5,459,045)  $(3,737,862)
                                           =========    =======       ==========     ===========   ===========

                See notes to consolidated financial statements.

                    AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED JUNE 30
                                                      ------------------------------------------
                                                          2002           2001           2000
                                                      ------------   ------------   ------------
Cash flows from operating activities:
  Net income (loss).................................  $   (247,495)  $     89,336   $ (2,053,237)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
      Provision for bad debts.......................        75,542         73,893         55,367
      Depreciation and amortization.................       612,918        694,503        692,180
      Deferred income taxes.........................      (373,000)            --         23,802
      Impairment loss...............................       285,374             --             --
      Gain on available-for-sale securities.........            --             --         (2,205)
      Loss on disposal of property and equipment....         7,575          1,420         17,420
      Amortization of debt discount charged to
        interest expense............................         3,844          2,694          3,838
      Changes in operating assets and liabilities:
        Accounts receivable.........................       893,017     (1,027,531)        (1,869)
        Inventory...................................       106,647         (7,065)       385,182
        Prepaid expenses and other current assets...       190,804         96,987        437,728
        Accounts payable and accrued expenses.......      (240,179)      (295,547)       272,247
        Accrued compensation and related benefits...       (69,862)       (23,439)        23,451
        Deferred revenue............................      (144,405)        14,144        213,915
        Other current liabilities...................        (4,058)        29,410        141,401
                                                      ------------   ------------   ------------
Net cash provided by (used in) operating
  activities........................................     1,096,722       (351,195)       209,220
                                                      ------------   ------------   ------------
Cash flows from investing activities:
  Purchase of property and equipment................      (258,944)      (394,060)      (535,161)
  Proceeds from sale of property and equipment......        10,584          6,343          4,436
  Proceeds from sale of available-for-sale
    securities......................................            --             --         16,807
  Acquisition costs related to PlanetCAD merger.....      (302,228)            --             --
                                                      ------------   ------------   ------------
Net cash used in investing activities...............      (550,588)      (387,717)      (513,918)
                                                      ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from borrowings under line-of-credit.....    31,166,171     30,977,721     31,870,180
  Repayments of borrowings under line-of-credit.....   (31,660,182)   (30,244,758)   (32,571,042)
  Proceeds from issuance of long-term debt..........            --             --        137,269
  Repayments of long-term debt......................            --         (6,810)      (188,894)
  Proceeds from issuance of common stock............            --         26,248        478,534
  Repurchase of common stock........................       (65,529)      (113,381)      (242,698)
  Change in other assets related to financing
    costs...........................................       (73,653)       (13,794)        45,891
                                                      ------------   ------------   ------------
Net cash provided by (used in) financing
  activities........................................      (633,193)       625,226       (470,760)
                                                      ------------   ------------   ------------
Net decrease in cash and cash equivalents...........       (87,059)      (113,686)      (775,458)
Cash and cash equivalents--beginning of year........       309,621        423,307      1,198,765
                                                      ------------   ------------   ------------
Cash and cash equivalents--end of year..............  $    222,562   $    309,621   $    423,307
                                                      ============   ============   ============

                See notes to consolidated financial statements.

                    AVATECH SOLUTIONS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND BASIS OF PRESENTATION

    Avatech Solutions, Inc. provides design automation software, hardware, training, technical support and professional services to corporations, government agencies and educational institutions throughout the United States.

    The consolidated financial statements include the accounts of Avatech Solutions, Inc. and its wholly-owed subsidiaries (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORY

    Inventory, consisting of computer software and hardware, is stated at the lower of first-in, first-out cost, or market.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Depreciation for computer software and equipment and office furniture and equipment is provided for by the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are depreciated over the lesser of the lease term or the useful life of the asset using the straight-line method.

IMPAIRMENT OF LONG-LIVED ASSETS

    The Company identifies and records impairment on long-lived assets, including goodwill, when events and circumstances indicate that such assets have been impaired. The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows, and recognizes impairments, if any, based on expected discounted cash flows.

GOODWILL

    Goodwill is the excess of the purchase price paid over the fair value of the identifiable net assets acquired in purchase business combinations. Amortization expense is calculated on a straight-line basis over 15 years. At each balance sheet date, the Company evaluates the period of amortization of intangible assets. The factors used in evaluating the period of amortization include:
(i) current operating results, (ii) projected future operating results, and
(iii) any other material factors that affect the continuity of the business.

STOCK OPTIONS GRANTED TO EMPLOYEES

    The Company uses the intrinsic value method to account for its employee and director stock option plans. Under the intrinsic value method, compensation expense is calculated as the difference between the fair value of the underlying common stock and the exercise price of the option at the date of grant for fixed stock option awards. Any resulting compensation expense is recognized pro rata over the vesting period.

    The Company discloses in Note 7 the pro forma effects on net income if the Company had elected the fair value method of accounting for stock options.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

    The Company generates revenue from three sources, the resale of prepackaged software products, professional services and commissions.

    Software products are frequently sold in an arrangement that includes implementation services or maintenance services. Maintenance services are limited to help desk support and training. The Company allocates the total arrangement fee among each element based on vendor-specific objective evidence of the relative fair value of each of the elements. The Company limits its assessment of fair value of each element to the price charged when the same element is sold separately.

    Revenues for software product sales are recognized when four criteria are met. These four criteria are (i) a signed purchase order has been obtained
(ii) delivery of the software has occurred, (iii) the fee is fixed or determinable and (iv) the fee is probable of collection. Software product sales billed and not recognized as revenue are included in deferred revenue. The Company generally does not require collateral. The Company provides a 30-day return policy to its customers. The Company has historically not experienced significant returns, and accordingly, allowances for returned products are not recorded.

    Revenues from maintenance services are recognized ratably over the contractual service period. Revenues from implementation and training services are recognized as the services are provided. Advance payments for these services are deferred and recognized in the periods when the services are performed.

    The Company also receives commissions from vendors for transactions in which the Company does not take title to the product or have responsibility for the delivery of the services, has no risk of loss for collection, and has acted as an agent or broker. These commissions are recorded as revenue when earned.

COST OF PRODUCT SALES

    Cost of product sales includes the costs of purchasing software and hardware from suppliers and the associated shipping and handling costs.

COST OF SERVICE REVENUE

    Cost of service revenue consists primarily of direct employee compensation and related benefits, the cost of subcontracted services and direct expenses billable to customers. Cost of service revenue does not include an allocation of overhead costs.

WARRANTY COSTS

    The Company does not provide for warranty costs for its products as such costs are incurred by the manufacturer of the products.

ADVERTISING COSTS

    Costs incurred for producing and communicating advertisements are expensed as incurred and included in selling, general and administrative expenses in the accompanying statements of operations. Advertising expenses approximated $549,000, $412,000 and $399,000 for years ended June 30, 2002, 2001 and 2000, respectively.

BUSINESS SEGMENT REPORTING

    The Company's operating segments are established based on geographical areas managed by location managers and for which discrete financial information is prepared and reviewed by the Company's chief operating decision maker. These segments are aggregated for segment reporting purposes into one reporting segment because the operating segments have similar economic characteristics and generate revenues from sales of similar products and services to similar types of customers.

INCOME TAXES

    The Company uses the liability method to account for income taxes. Income tax expense includes income taxes currently payable and deferred taxes arising from temporary differences between financial reporting and income tax bases of assets and liabilities. Deferred income taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

CONCENTRATION OF CREDIT RISK

    The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

EARNINGS (LOSS) PER SHARE OF COMMON STOCK

    Basic earnings (loss) per common share is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share include the potential dilution that would occur from common shares issuable upon the exercise of outstanding stock options and warrants. Basic and diluted earnings (loss) per common share are equal for all years presented because the assumed exercise of options and warrants is antidilutive.

OTHER RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, BUSINESS COMBINATIONS,and SFAS 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead be tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. Upon adoption of SFAS 142 on July 1, 2002, the Company is required to perform a transitional impairment test for all recorded goodwill within six months and, if necessary, determine the amount of an impairment loss by June 30, 2003. The effects of applying the transitional impairment test required by SFAS 142 are currently being determined, but the Company does not expect to record a transitional impairment charge. Goodwill amortization was approximately $73,000, $100,000 and $89,000 for the years ended June 30, 2002, 2001 and 2000, respectively.

    In August 2001, the FASB issued SFAS 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS ("Statement 144"). SFAS 144 supercedes SFAS 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF and provides a single accounting model for long-lived assets to be disposed of. SFAS 144 retains the requirements of SFAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and to measure the impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 does not apply to goodwill and other intangible assets that are not amortized. The Company will apply these new rules on accounting for the impairment or disposal of long-lived assets in the fiscal year ending
June 30, 2003. The effect of adoption is not expected to have a material effect on the Company's consolidated financial position or results of operations.

(2)  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    The Company paid interest of approximately $416,000, $553,000 and $629,000 in 2002, 2001 and 2000, respectively.

(3)  RESTATEMENT OF PRIOR PERIOD REVENUES AND EXPENSES

    In fiscal year 2002, the Company determined that certain transactions in which it acted as an agent for a supplier were recorded improperly as if the Company was the principal in the transaction. Specifically, the Company recorded as revenues fees collected from customers on behalf of third party vendors for rights to unspecified future product upgrades, despite the fact that under generally accepted accounting principles the Company was not the principal obligor under the arrangement. The fees received from these customers were remitted, net of a commission to the Company, to the vendor solely obligated to perform under the arrangement. The amount remitted to the vendor was recorded as a cost of product sales. Under generally accepted accounting principles, the amount retained by the Company should be recorded net in the statement of operations as commission revenue.

    The statements of operations for 2001 and 2000 have been restated to record as commission revenue only the amount retained by the Company in these transactions. The following summarizes the adjustments recorded:

                                                        YEAR ENDED JUNE 30
                                                     -------------------------
                                                        2001          2000
                                                     -----------   -----------
Revenues as previously reported....................  $33,010,750   $34,194,043
Adjustment to reduce revenue to record commissions
  net..............................................    2,139,272     1,038,692
                                                     -----------   -----------
Revenues, as restated..............................  $30,871,478   $33,155,351
                                                     ===========   ===========
Cost of product sales, as previously reported......  $16,388,742   $17,267,541
Adjustment to eliminate costs incurred as an
  agent............................................    2,139,272     1,038,692
                                                     -----------   -----------
Cost of product sales, as restated.................  $14,249,470   $16,228,849
                                                     ===========   ===========

(4)  IMPAIRMENT LOSS

    In fiscal year 2002, the Company determined that the goodwill and other long-lived assets of one of its subsidiaries were likely impaired due to recurring operating losses and changes in the estimates of the future estimated cash flows from these operations over the remaining amortization period. The Company determined that the carrying value of these assets exceeded their estimated fair values by $285,374 and recorded an impairment loss in that amount. The fair value of the long-lived assets was determined using discounted cash flows over the remaining estimated useful life of the assets. Of the recorded impairment loss of $285,374, $283,000 related to goodwill and the remainder related to fixed assets.

(5)  BORROWINGS UNDER LINE-OF-CREDIT

    The Company has entered into a revolving line-of-credit agreement with a financial institution which expires October 30, 2003, but is payable within 60 days of demand by the lender. The credit extended under this financing agreement is limited to the lesser of $4 million or 75% of the Company's aggregate outstanding eligible accounts receivable. The balance outstanding under this line-of-credit was $1,422,901 and $1,916,912 at June 30, 2002 and 2001, respectively. Borrowings under this line-of-credit bear interest at the prime rate plus 1.5% and are secured by the assets of the Company. In addition, the bank has the right to restrict any prepayment of other indebtedness by the Company.

    Because the interest rate adjusts with changes in the prime rate, the estimated fair value of the borrowings under the line of credit was equal to the carrying amount.

(6)  LONG-TERM DEBT, WARRANTS AND SUBSEQUENT EVENTS

    At June 30, 2000 and 2001, the Company was obligated to one of its suppliers under a note agreement in the amount of $2.96 million, bearing interest at 6.5% per annum. The note as modified required interest only payments through September 30, 2001, with subsequent quarterly payments of principal and interest of $621,311 until maturity in December 2002. The Company was in default of specified financial covenants at June 30, 2001, and the note was therefore classified as current at that date. In August 2002, the Company entered into an agreement to extinguish the outstanding $2.96 million debt for a cash payment of $1.0 million and compliance with certain non-financial covenants. The Company obtained the $1.0 million due the lender from borrowings from a director and shareholder and from PlanetCAD Inc., each in the amount of $500,000. As described more fully in Note 12, the Company has entered into a merger agreement with PlanetCAD Inc. subject to shareholder approvals. These borrowings totaling $1.0 million bear interest at 15% per annum. The loan from the director and shareholder matures on July 1, 2003 and the loan from PlanetCAD is due at the earlier of (i) the date on which Avatech becomes unable or refuses to complete the merger or (ii) July 1, 2003. Accordingly, all but $500,000 of the amount due of $2.96 million at June 30, 2002 has been classified as long-term as it will not require the use of working capital in fiscal year 2003. The gain on the extinguishment of the debt of $1.96 million was recorded in August 2002 upon the settlement of the $2.96 million note for cash of $1.0 million and compliance with certain non-financial covenants.

    Additionally, during 1998 and 1999, the Company issued $1,600,000 of 10% subordinated notes with attached nontransferable stock purchase warrants to purchase 64,000 shares of common stock. The notes bear simple interest at the rate of 10% per annum until all principal and accrued and unpaid interest has been paid. Interest only is payable quarterly until maturity on July 1, 2003. The notes are fully subordinated to the payment of senior indebtedness (line-of-credit) of the Company. Of the total subordinated notes, $775,000 were issued to related parties. The fair value of the long-term debt approximates its carrying value based on interest rates available to the Company for similar loans.

    The warrants to purchase 64,000 shares of common stock issued in connection with the 10% subordinated notes are exercisable for $5.75 per share and expire five years after their date of issuance. Warrants for the purchase of 63,000 shares and 1,000 shares of common stock will expire in 2003 and 2004, respectively. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits, or recapitalization of the Company.

    The warrants issued in conjunction with the 10% subordinated notes were valued at $19,840, an estimate based on a valuation using the Black-Scholes Pricing Model, a generally accepted warrant valuation methodology. The estimated value of the warrants was recorded as additional paid-in capital and the notes have been recorded net of a discount of $19,840. The valuation assumptions used included an expected life of five years; an expected price volatility of 0.10; no dividend yield; risk-free interest rate of 5.5%; and the stock price at the date of grant of $4.25. At June 30, 2002 and 2001, the balance outstanding under the 10% subordinated notes was $1,596,466 and $1,592,610, respectively.

(7)  EMPLOYEE STOCK PLANS

    Effective April 2, 1998, the Company adopted the Avatech Solutions, Inc. 1998 Stock Option Plan. Effective January 1, 2000, the Company adopted the Avatech Solutions, Inc. 2000 Stock Option Plan. Both plans are administered by the Board of Directors and the plans provide for the granting of either qualified or non-qualified stock options to purchase an aggregate of up to 750,000 shares of common stock to eligible employees, officers, and directors of the Company. The options granted under this plan vest in three equal installments on the anniversary date of the grant over a three-year period.

    A summary of stock option activity and related information is included in the table below:

                                                                  YEAR ENDED JUNE 30
                                          ------------------------------------------------------------------
                                                  2002                   2001                   2000
                                          --------------------   --------------------   --------------------
                                                     WEIGHTED               WEIGHTED               WEIGHTED
                                                      AVERAGE                AVERAGE                AVERAGE
                                                     EXERCISE               EXERCISE               EXERCISE
                                          OPTIONS      PRICE     OPTIONS      PRICE     OPTIONS      PRICE
                                          --------   ---------   --------   ---------   --------   ---------
Outstanding at beginning of year........   399,185   $    4.25   274,300    $    4.25   171,720    $    4.25
Granted.................................   423,022        4.25   176,355         4.25   174,440         4.25
Exercised...............................        --          --        --           --        --           --
Forfeited...............................  (126,910)       4.25   (51,470)        4.25   (71,860)        4.25
                                          --------   ---------   -------    ---------   -------    ---------
Outstanding at end of year..............   695,297   $    4.25   399,185    $    4.25   274,300    $    4.25
                                          ========   =========   =======    =========   =======    =========
Exercisable at end of year..............   378,391   $    4.25   186,489    $    4.25    95,499    $    4.25
                                          ========   =========   =======    =========   =======    =========
Weighted-average fair value of options
  granted during the year...............             $    0.66              $    0.95              $    1.18
                                                     =========              =========              =========
Weighted-average remaining contractual
  life..................................             8.7 Years              8.8 Years              9.2 Years
                                                     =========              =========              =========

PRO FORMA INFORMATION

                                                                     YEAR ENDED JUNE 30
                                                             ----------------------------------
                                                               2002        2001        2000
                                                             ---------   --------   -----------
Net income (loss)--historical..............................  $(247,495)  $ 89,336   $(2,053,237)
Net (loss)--pro forma......................................  $(363,857)  $(99,456)  $(2,163,510)
Basic and diluted net income (loss) per common
  share--historical........................................  $   (0.04)  $   0.01   $     (0.34)
Basic and diluted net (loss) per common share--pro forma...  $   (0.06)  $  (0.02)  $     (0.36)

    For the three years ended June 30, 2002, required pro forma net income
(loss) and income (loss) per share information assuming that stock options were recorded at their fair value at the grant date was determined using the minimum value method. The minimum value method calculates the fair value of options as the excess of the estimated fair value of the underlying stock at the date of grant over the present value of both the exercise price and the expected dividend payments, each discounted at the risk-free rate, over the expected life of the option. In determining the estimated fair value of granted stock options under the minimum value method, the risk-free interest rate was assumed to be 4.48%, 5.21%, and 5.5% in 2002, 2001 and 2000, respectively, the dividend yield was estimated to be 0% and the expected life of granted options was assumed to be five years.

    Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the minimum value method and other methods of estimating fair value do not necessarily provide a single measure of the fair value of its employee stock options.

    Effective May 1, 1998, the Company adopted the 1998 Employee Stock Purchase Plan for all employees meeting certain eligibility requirements. Under the Plan, employees may purchase shares of the Company's common stock, subject to certain limitations, at 85% of its market value as determined by the Board of Directors. Purchases are limited to 10% of an employee's eligible compensation. A total of 150,000 shares are available for sale to employees under this Plan. The Board of Directors authorized the suspension of this Plan in March 2000. During 2000, the Company sold approximately 18,810 shares to employees under this Plan. The Plan does not contain a provision requiring the Company to repurchase shares from terminated employees. However, the Company elected to purchase 18,147 shares for $65,529 in 2002 and 31,564 shares for $113,381 in 2001 from former employees.

    At June 30, 2002, the Company has reserved 814,000 shares of common stock for issuance upon the exercise of outstanding stock options under the 1998 and 2000 Stock Option Plans and upon the exercise of outstanding warrants.

(8)  INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                               JUNE 30
                                                       -----------------------
                                                          2002         2001
                                                       ----------   ----------
Deferred tax assets:
  Net operating loss carryforward....................  $1,860,991   $1,688,082
  Allowance for doubtful accounts....................      43,214       81,974
  Accrued vacation pay...............................          --        1,822
  Book over tax depreciation.........................      77,341       76,571
                                                       ----------   ----------
Total deferred tax assets............................   1,981,546    1,848,449
Valuation allowance for deferred tax assets..........  (1,608,546)  (1,848,449)
                                                       ----------   ----------
Net deferred tax assets..............................  $  373,000   $       --
                                                       ==========   ==========

    As of June 30, 2001, the Company recorded a valuation allowance equal to its deferred tax assets due to the inability to conclude that it was more likely that not than those assets would be realized from future taxable income. In August 2002, as described more fully in Note 6, the Company realized a $1.96 million taxable gain from the extinguishment of certain debt. This gain provided significant evidence of the likelihood of taxable income in fiscal year 2003, and the Company therefore at June 30, 2002 recorded a valuation allowance of $1.6 million that resulted in net deferred tax assets of $373,000, or the amount that management estimates is likely realizable from taxable income in 2003. The ultimate amount of the net operating loss carryforward used to reduce 2003 taxable income may ultimately differ from the amount estimated, and it is reasonably possible that the difference may be material.

    The Company's provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate of 34%, as summarized in the table below.

                                                                     YEAR ENDED JUNE 30
                                                              --------------------------------
                                                                2002        2001       2000
                                                              ---------   --------   ---------
Expected federal income tax expense (benefit) at 34%........  $(181,048)  $30,374    $(698,100)
Expenses not deductible for income tax purposes.............    153,566    26,879       47,419
State income taxes, net of federal benefit..................    (24,601)    8,580      (94,860)
Change in valuation allowance for deferred taxes............   (239,903)  (54,441)     735,900
Other.......................................................      6,986     1,608        9,641
                                                              ---------   -------    ---------
                                                              $(285,000)  $13,000    $      --
                                                              =========   =======    =========

    At June 30, 2002, the Company has net operating loss carryforwards totaling approximately $4,800,000, which will begin to expire in 2012. Certain net operating loss carryforwards at June 30, 2002, are related to subsidiaries of the Company, and are available only to offset future taxable income of those subsidiaries.

(9)  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company leases certain office space and equipment under noncancellable operating lease agreements that expire in various years through 2006, and generally do not contain significant renewal options. The Company also leases one office location from an entity controlled by a stockholder under a noncancellable operating lease, which expires in 2003. Future minimum payments under all noncancellable operating leases with initial terms of one year or more consisted of the following at June 30, 2002:

                                              RELATED
                                               PARTY       OTHER        TOTAL
                                              --------   ----------   ----------
Year ended June 30, 2003....................  $42,552    $  821,490   $  864,042
                  2004......................       --       469,621      469,621
                  2005......................       --       115,934      115,934
                  2006......................       --        25,515       25,515
                                              -------    ----------   ----------
Total minimum lease payments................  $42,552    $1,432,560   $1,475,112
                                              =======    ==========   ==========

    Rent expense consisted of the following for the years ended June 30:

                                              2002         2001         2000
                                           ----------   ----------   ----------
Office space.............................  $1,162,344   $1,066,818   $1,009,056
Equipment................................      40,361       69,132       99,915
                                           ----------   ----------   ----------
                                           $1,202,705   $1,135,950   $1,108,971
                                           ==========   ==========   ==========

    Rent expense for the years ended June 30, 2002, 2001 and 2000 included amounts paid to related parties of approximately $85,000, $83,000 and $82,000, respectively.

AGREEMENTS WITH EXECUTIVES

    The Company has entered into agreements with three executives that provide for payments of eighteen months of salary and immediate vesting of all stock options not previously vested upon termination of the executive or a change in control of the Company, as defined. At June 30, 2002, the total contingency was approximately $500,000.

LITIGATION

    On May 21, 2002, a former employee filed a lawsuit against the Company alleging breach of employment contract in connection with the former employee's dismissal. The lawsuit alleges damages in the amount of $187,500. Management believes that the lawsuit is without merit and expects to defend the matter vigorously.

(10)  EMPLOYEE BENEFIT AND INCENTIVE COMPENSATION PLANS

    Effective January 1, 1998, the Company adopted the Avatech Solutions, Inc. 401(k) Retirement Savings Plan and Trust (the "Plan"). The Plan is a defined contribution plan which covers substantially all employees of the Company, who have attained age 21 and have completed 6 months of service. Participants may elect to contribute from 1% to 15% of eligible annual compensation to the Plan. Maximum salary deferrals are currently $10,000 per year. The Company will match 25% of the participant salary deferrals up to 6% of a participant's compensation for all participants employed on the last day of the Plan year. The Company may also make discretionary profit-sharing contributions to the Plan for all participants who are employed on the last day of the Plan year. The total amount recorded by the Company as expense during the years ended June 30, 2002, 2001 and 2000 was approximately $62,500, $79,000 and $86,000, respectively.

(11)  SIGNIFICANT SUPPLIER

    Approximately 92%, 87% and 80% of the Company's purchases for the years ended June 30, 2002, 2001 and 2000, respectively, were from one vendor and approximately 81% and 85% of accounts payable at June 30, 2002 and 2001, respectively, were due to this vendor.

(12)  PLAN OF MERGER AND SUBSEQUENT EVENTS

    In May 2002, the Company entered into a plan of merger with PlanetCAD, Inc. whereby, subject to shareholder approval, the shareholders of the Company will receive approximately 75% of the outstanding common stock of the combined companies and the shareholders of PlanetCAD will receive 25% of the outstanding common stock of the combined companies. The merger is being effected by the exchange of Avatech common stock for PlanetCAD common stock, after which PlanetCAD will change its name to Avatech Solutions, Inc. For accounting purposes, the Company is deemed to have acquired PlanetCAD, and upon the consummation of the merger, the Company will allocate the estimated acquisition cost of $6.3 million for PlanetCAD to the estimated fair value of the acquired net assets. The Company expects the merger to be approved by the respective shareholder groups and the merger to close in October 2002.

    Under the proposed merger, PlanetCAD will assume all outstanding options and warrants to purchase Avatech common stock and convert them into options and warrants to purchase PlanetCAD common stock. PlanetCAD will convert each assumed Avatech option and warrant into an option or warrant to purchase that number of shares of PlanetCAD common stock equal to the number of shares of Avatech common stock purchasable pursuant to the Avatech option or warrant immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole number of shares of PlanetCAD common stock. The exercise price per share will be equal to the exercise price per share of Avatech common stock divided by the exchange ratio, rounded up to the nearest whole cent.

    In connection with the merger, up to $1,675,000 of subordinated notes currently outstanding may be exchanged for convertible preferred stock of PlanetCAD. The amount of shares received will be determined by dividing the amount of the note exchanged by the closing price per share for PlanetCAD's common stock on the effective date of the merger, but not less than $2.50 per share and not more than $7.50. Each share of preferred stock issued is convertible into one share of common stock. As of July 31, 2002, the Company has received commitments (subject to execution of definitive exchange agreements) to exchange $1,425,000 of notes.

                                                                         ANNEX A

                            AGREEMENT AND PLAN OF MERGER
                                     AMONG
               PLANETCAD INC., A DELAWARE CORPORATION ("PARENT"),
         RAVEN ACQUISITION CORPORATION, A DELAWARE CORPORATION ("SUB")
                                      AND
          AVATECH SOLUTIONS, INC., A DELAWARE CORPORATION ("COMPANY")
                            DATED AS OF MAY 1, 2002

                               TABLE OF CONTENTS

                                                                                    PAGE
                                                                                  --------
ARTICLE 1 THE MERGER............................................................      1
  Section 1.1       The Merger..................................................      1
  Section 1.2       Effective Time..............................................      1
  Section 1.3       Effects of the Merger.......................................      1
  Section 1.4       Charter and Bylaws; Directors and Officers..................      1
  Section 1.5       Conversion of Securities....................................      2
  Section 1.6       Parent to Make Certificates Available.......................      2
  Section 1.7       Dividends; Transfer Taxes; Withholding......................      3
  Section 1.8       No Fractional Securities....................................      4
  Section 1.9       Return of Exchange Fund.....................................      4
  Section 1.10      No Further Ownership Rights in Company Common Stock.........      4
  Section 1.11      Closing of Company Transfer Books...........................      4
  Section 1.12      Lost Certificates...........................................      4
  Section 1.13      Dissenters' Rights..........................................      5
  Section 1.14      Further Assurances..........................................      5
  Section 1.15      Closing.....................................................      5

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB......................      6
  Section 2.1       Organization, Standing and Power............................      6
  Section 2.2       Capital Structure...........................................      6
  Section 2.3       Authority...................................................      7
  Section 2.4       Consents and Approvals; No Violation........................      7
  Section 2.5       Parent Common Stock to be Issued in the Merger..............      8
  Section 2.6       SEC Documents and Financial Statements......................      8
  Section 2.7       Absence of Certain Changes or Events........................      9
  Section 2.8       Reorganization..............................................      9
  Section 2.9       Permits and Compliance......................................      9
  Section 2.10      Tax Matters.................................................      9
  Section 2.11      Actions and Proceedings.....................................     11
  Section 2.12      Intellectual Property.......................................     11
  Section 2.13      Environmental Matters.......................................     11
  Section 2.14      Suppliers and Distributors..................................     12
  Section 2.15      Insurance...................................................     13
  Section 2.16      Transactions with Affiliates................................     13
  Section 2.17      Brokers.....................................................     13
  Section 2.18      Required Vote of Parent Stockholders........................     13
  Section 2.19      Labor Matters...............................................     13
  Section 2.20      Title to and Sufficiency of Assets..........................     14
  Section 2.21      Litigation..................................................     14
  Section 2.22      Certain Agreements..........................................     14
  Section 2.23      ERISA.......................................................     15

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY.........................     16
  Section 3.1       Organization, Standing and Power............................     16
  Section 3.2       Capital Structure...........................................     16
  Section 3.3       Authority...................................................     17
  Section 3.4       Consents and Approvals; No Violation........................     17
  Section 3.5       Financial Statements........................................     18
  Section 3.6       Absence of Certain Changes or Events........................     19

                                                                                    PAGE
                                                                                  --------
  Section 3.7       Permits and Compliance......................................     19
  Section 3.8       Tax Matters.................................................     19
  Section 3.9       Actions and Proceedings.....................................     20
  Section 3.10      Certain Agreements..........................................     20
  Section 3.11      ERISA.......................................................     21
  Section 3.12      Labor Matters...............................................     22
  Section 3.13      Intellectual Property.......................................     22
  Section 3.14      Required Vote of Company Stockholders.......................     22
  Section 3.15      Reorganization..............................................     23
  Section 3.16      Environmental Matters.......................................     23
  Section 3.17      Insurance...................................................     23
  Section 3.18      Transactions with Affiliates................................     24
  Section 3.19      Title to and Sufficiency of Assets..........................     24
  Section 3.20      Brokers.....................................................     24
  Section 3.21      Litigation..................................................     24
  Section 3.22      Suppliers and Distributors..................................     25

ARTICLE 4 COVENANTS RELATING TO CONDUCT OF BUSINESS.............................     25
  Section 4.1       Conduct of Business Pending the Merger......................     25
  Section 4.2       Cooperation.................................................     26
  Section 4.3       No Solicitation.............................................     26
  Section 4.4       Reorganization..............................................     27

ARTICLE 5 ADDITIONAL AGREEMENTS.................................................     27
  Section 5.1       Stockholder Meetings........................................     27
  Section 5.2       Preparation of the Registration Statement and the Proxy
                    Statement...................................................     27
  Section 5.3       Access to Information; Due Diligence........................     29
  Section 5.4       Rule 145 Letters............................................     29
  Section 5.5       Stock Exchange Listing......................................     30
  Section 5.6       Fees and Expenses...........................................     30
  Section 5.7       Company Stock Options.......................................     30
  Section 5.8       Reverse Stock Split.........................................     30
  Section 5.9       Efforts Required............................................     30
  Section 5.10      Public Announcements........................................     31
  Section 5.11      Indemnification; Directors and Officers Insurance...........     31
  Section 5.12      Board of Directors, Officers and Employees of Parent........     31
  Section 5.13      Notification of Certain Matters.............................     31
  Section 5.14      Lock-Up Agreements..........................................     32
  Section 5.15      Standstill Agreement........................................     32

ARTICLE 6 CONDITIONS PRECEDENT TO THE MERGER....................................     32
  Section 6.1       Conditions to Each Party's Obligation to Effect the
                    Merger......................................................     32
  Section 6.2       Conditions to Obligation of the Company to Effect the
                    Merger......................................................     33
  Section 6.3       Conditions to Obligations of Parent and Sub to Effect the
                    Merger......................................................     34

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER.....................................     35
  Section 7.1       Termination.................................................     35
  Section 7.2       Effect of Termination.......................................     36
  Section 7.3       Amendment...................................................     36
  Section 7.4       Waiver......................................................     36

                                                                                    PAGE
                                                                                  --------
ARTICLE 8 GENERAL PROVISIONS....................................................     37
  Section 8.1       Notices.....................................................     37
  Section 8.2       Interpretation..............................................     37
  Section 8.3       Counterparts................................................     38
  Section 8.4       Entire Agreement; No Third-Party Beneficiaries..............     38
  Section 8.5       Governing Law...............................................     38
  Section 8.6       Assignment..................................................     38
  Section 8.7       Severability................................................     38
  Section 8.8       Enforcement of this Agreement...............................     38
  Section 8.9       Defined Terms...............................................     39

                          AGREEMENT AND PLAN OF MERGER

    This AGREEMENT AND PLAN OF MERGER, dated as of May 1, 2002 (this "AGREEMENT"), is among PlanetCAD Inc., a Delaware corporation ("PARENT"), Raven Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("SUB"), and Avatech Solutions, Inc., a Delaware corporation (the "COMPANY") (Sub and the Company being hereinafter collectively referred to as the "CONSTITUENT CORPORATIONS"). All capitalized terms used herein shall have the definitions set forth herein.

                                   RECITALS:

    A. The respective Boards of Directors of Parent, Sub and the Company have approved and declared advisable the merger of Sub with and into the Company upon the terms and subject to the conditions of this Agreement (the "MERGER");

    B. The respective Boards of Directors of Parent and the Company have determined that the Merger is in the best interests of their respective corporations and stockholders; and

    C. For federal income tax purposes, it is intended by the parties hereto that the Merger qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and that by executing this Agreement, the parties intend to adopt a plan of reorganization within the meaning of Section 368(a) of the Code and the regulations thereunder.

                                   AGREEMENT:

    NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

                                   ARTICLE 1
                                   THE MERGER

    Section 1.1 THE MERGER. Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.2). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the Company shall sometimes hereinafter be referred to as the "SURVIVING CORPORATION") and as a wholly-owned subsidiary of Parent.

    Section 1.2 EFFECTIVE TIME. The Merger shall become effective when the Certificate of Merger (the "CERTIFICATE OF MERGER"), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware; PROVIDED, HOWEVER, that, upon mutual consent of the Constituent Corporations, the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than thirty (30) days after the date the Certificate of Merger is filed. When used in this Agreement, the term "EFFECTIVE TIME" shall mean the date and time at which the Certificate of Merger is accepted for filing or such later time established by the Certificate of Merger. The Certificate of Merger shall be filed on the Closing Date (as defined in Section 1.15).

    Section 1.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 259 of the DGCL.

    Section 1.4 CHARTER AND BYLAWS; DIRECTORS AND OFFICERS. The certificate of incorporation and bylaws of the Company in effect at the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law. The officers and directors of the Company at the Effective Time shall continue to be, without further action, the officers and directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

    Section 1.5 CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of the Constituent Corporations:

    (a) STOCK OF SUB. Each issued and outstanding share of common stock, $0.01 par value per share, of Sub shall be converted into one (1) share of common stock, $0.01 par value per share, of the Surviving Corporation.

    (b) CERTAIN COMPANY COMMON STOCK CANCELLED. All shares of Company Common Stock held in the treasury of the Company or owned by Parent or Sub shall automatically be canceled and retired and shall cease to exist, and no capital stock of Parent or other consideration shall be delivered in exchange therefor.

    (c) DETERMINATION OF EXCHANGE RATIO. At the Closing, each of Parent and the Company shall deliver to the other a certificate of an officer stating the number of shares of Parent Common Stock or Company Common Stock, as the case may be, that are outstanding on such date. The aggregate number of shares of Parent Common Stock to be issued in the Merger shall be the result of multiplying (i) the number of shares of Parent Common Stock outstanding on the Closing Date, by (ii) three (3) (the "MERGER SHARES"). The number of Merger Shares to be issued in the Merger in exchange for each share of Company Common Stock shall be the result of dividing
       (i) the number of Merger Shares, by (ii) the number of shares of Company Common Stock outstanding on the Closing Date (such result expressed as a ratio of the number of shares of Parent Common Stock to be issued in the Merger for each then outstanding share of Company Common Stock is hereinafter referred to as the "EXCHANGE RATIO").

    (d) CONVERSION. Subject to the provisions of Section 1.8 and Section 1.13, each share of common stock, $0.01 par value per share, of the Company ("COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 1.5(b)) shall be converted into the right to receive a number of fully paid shares of Parent's common stock, $0.01 par value per share ("PARENT COMMON STOCK"), equal to the Exchange Ratio. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock pursuant to this Section, any dividends and other distributions in accordance with Section 1.7 and any cash, without interest, in lieu of fractional shares in accordance with Section 1.8 (collectively, the "MERGER CONSIDERATION").

    Section 1.6  PARENT TO MAKE CERTIFICATES AVAILABLE.

    (a) EXCHANGE OF CERTIFICATES. Parent shall, at its sole cost and expense, authorize a bank, trust company, or such other person or persons as shall be reasonably acceptable to Parent and the Company, to act as Exchange Agent hereunder (the "EXCHANGE AGENT"). As soon as practicable after the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the holders of shares of Company Common Stock converted in the Merger, (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.5(d) in exchange for outstanding shares of Company Common Stock, and (ii) cash, as required to make payments in lieu of any fractional shares pursuant to Section 1.8 (such certificates representing shares of Parent Common Stock and cash, together with any dividends or distributions with respect thereto, being hereinafter collectively referred to as the "EXCHANGE

       FUND"). Except as contemplated by Section 1.9, the Exchange Fund shall not be used for any other purpose.

    (b) EXCHANGE PROCEDURES. As soon as practicable, but in no event later than ten (10) trading days after the Effective Time, the Exchange Agent shall mail to each record holder of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock converted in the Merger (the "CERTIFICATES") a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, and shall contain instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares); PROVIDED, HOWEVER, that no such letter shall be delivered to any record holder that prior to Closing perfected dissenter's rights under the DGCL. Upon surrender for cancellation to the Exchange Agent of a Certificate held by any record holder of a Certificate, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of Parent Common Stock into which the shares represented by the surrendered Certificate shall have been converted at the Effective Time pursuant to this Article 1, (ii) cash in lieu of any fractional share in accordance with Section 1.8, and (iii) certain dividends and other distributions in accordance with Section 1.7, and any Certificate so surrendered shall forthwith be canceled.

    (c) STOCK OPTIONS AND WARRANTS. All of the Company Stock Options (as defined in Section 3.2(b)) shall terminate immediately prior to the Effective Time. Parent and the Company will make appropriate arrangements to cause each outstanding warrant to purchase Avatech Common Stock to be converted into a right to purchase that number of shares of PlanetCAD Common Stock determined by multiplying the number of shares of Avatech Common Stock subject thereto by the Exchange Ratio, at an exercise price equal to the exercise price thereof divided by the Exchange Ratio.

    Section 1.7 DIVIDENDS; TRANSFER TAXES; WITHHOLDING. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any person entitled by reason of the Merger to receive a certificate representing Parent Common Stock until such person surrenders the related Certificate or Certificates, as provided in Section 1.6, and no cash payment in lieu of fractional shares will be paid to any such person pursuant to
Section 1.8 until such person shall so surrender the related Certificate or Certificates. Subject to the effect of applicable law, there shall be paid to each record holder of a new certificate representing such Parent Common Stock:
(i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such new certificate and having a record date on or after the Effective Time and a payment date prior to such surrender; (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Parent Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender; and (iii) at the time of such surrender or as promptly as practicable thereafter, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.8. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate representing shares of Parent Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

    Section 1.8 NO FRACTIONAL SECURITIES. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article 1, and no Parent dividend or other distribution or stock split shall relate to any fractional share, and no fractional share shall entitle the owner thereof to vote or to any other rights of a security holder of Parent. In lieu of any such fractional share, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article 1 will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying
(i) the closing price per share of the Parent Common Stock as quoted on the American Stock Exchange ("AMEX") on the Closing Date by (ii) the fractional interest to which such holder would otherwise be entitled. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Section 1.6 and this
Section 1.8.

    Section 1.9 RETURN OF EXCHANGE FUND. Any portion of the Exchange Fund (including any interest earned thereon) which remains undistributed to the former stockholders of the Company for six (6) months after the Effective Time shall be delivered to Parent, upon demand of Parent, and any such former stockholders who have not theretofore complied with this Article 1 shall thereafter look only to Parent for payment of their claim for shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. Neither Parent nor the Surviving Corporation shall be liable to any former holder of Company Common Stock for any such shares of Parent Common Stock, cash and dividends and distributions held in the Exchange Fund which are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    Section 1.10 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. The Merger Consideration issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 1.6, Section 1.7 and Section 1.8) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates.

    Section 1.11 CLOSING OF COMPANY TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or Parent, such Certificates shall be canceled and exchanged as provided in this Article 1.

    Section 1.12 LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond, in

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such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 1.8 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.6 and Section 1.7.

    Section 1.13  DISSENTERS' RIGHTS.

    (a) NO MERGER CONSIDERATION. Notwithstanding anything to the contrary contained in this Agreement, any holder of shares of capital stock of the Company with respect to which dissenters' rights, if any, are granted by reason of the Merger under the DGCL and who does not vote in favor of the Merger and who otherwise complies with the provisions of the DGCL relating to the exercise of dissenters' rights ("COMPANY DISSENTING SHARES") shall not be entitled to receive any Merger Consideration pursuant to Section 1.5(d); rather, such Company Dissenting Shares shall be converted into the right to receive payment from the Surviving Corporation with respect thereto in accordance with the relevant provisions of the DGCL, unless such holder fails to perfect, effectively withdraws or loses his or her right to dissent from the Merger under the DGCL. If any such holder so fails to perfect, effectively withdraws or loses his or her dissenters' rights under the DGCL, each Company Dissenting Share of such holder shall thereupon be deemed to have been converted, as of the Effective Time, into the right to receive the Merger Consideration pursuant to Section 1.5(d).

    (b) NOTICE. The Company shall give Parent prompt notice of any demands received by the Company for the payment of fair value for shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, such demands.

    Section 1.14 FURTHER ASSURANCES. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

    Section 1.15 CLOSING. Unless earlier terminated as expressly permitted hereunder, the closing of the transactions contemplated by this Agreement (the "CLOSING") and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Hogan & Hartson L.L.P., 1200 Seventeenth Street, Suite 1500, Denver, Colorado, at 10:00 a.m., local time, no later than the second business day following the day on which the last of the conditions set forth in Article 6 shall have been fulfilled or waived (if permissible) (the "Closing Date"), or at such other time and place as Parent and the Company shall agree.

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                                   ARTICLE 2
                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

    Parent and Sub represent and warrant to the Company as follows:

    Section 2.1 ORGANIZATION, STANDING AND POWER. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each other Subsidiary of Parent is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Sub is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its respective properties owned or held under lease or the nature of its respective activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Parent. For purposes of this Agreement, "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means, when used with respect to either party, any change or effect that is or could reasonably be expected (as far as can be reasonably foreseen at the time) to be materially adverse to the business, assets, liabilities, results of operations, or the financial condition of such party and its Subsidiaries, taken as a whole.

    Section 2.2  CAPITAL STRUCTURE.

    (a) STOCK. As of the date hereof, the authorized capital stock of Parent consists of: (i) 22,500,000 shares of Parent Common Stock, and
       (ii) 2,500,000 shares of preferred stock, $0.01 par value per share ("PARENT PREFERRED STOCK"), of which 100,000 shares have been designated as Series A Junior Participating Preferred Stock all of which are reserved for issuance upon exercise of preferred stock purchase rights (the "RIGHTS") issued pursuant to Parent's Stockholder Rights Agreement dated March 11, 2002 (the "RIGHTS AGREEMENT"). At the close of business on the date of execution hereof, (i) 12,493,545 shares (including 50,000 shares held in escrow and to be retired prior to the Closing Date) of Parent Common Stock (and attached Rights) were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Parent Common Stock were held in the treasury; (iii) 4,121,601 shares of Parent Common Stock were reserved for future issuance pursuant to the stock option plans of Parent (collectively, the "PARENT STOCK OPTION PLANS"), and (iv) 1,807,500 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding warrant rights, prior acquisitions and other matters. No shares of Parent Preferred Stock are outstanding. No shares of Parent Common Stock are held by any Subsidiary of Parent.

    (b) OPTIONS, ETC. The Parent SEC Documents (as defined in Section 2.6(a)), together with Section 2.2(b) of the letter dated the date hereof and delivered on the date hereof by Parent to the Company, which relates to this Agreement and is designated therein as the Parent Letter, as such letter may be updated from time to time between the date hereof and May 14, 2002 (the "PARENT LETTER"), contain a materially correct description of the outstanding options, warrants or other rights to purchase shares of Parent Common Stock, whether issued under the Parent Stock Option Plans (collectively, the "PARENT STOCK OPTIONS") or otherwise. Except (i) as disclosed in the Parent SEC Documents, and
       (ii) as set forth on Section 2.2(b) of the Parent Letter, there are no options, warrants, calls, rights or agreements to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement.

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    (c) CONTRACTUAL OBLIGATIONS.  Except as set forth in Section 2.2(c) of the
       Parent Letter, there are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of or any equity interests in Parent or any Subsidiary. Each outstanding share of capital stock of each Subsidiary of Parent is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed in the Parent SEC Documents, each such share is owned by Parent or another Subsidiary of Parent, free and clear of all Liens. Parent does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.
       Section 2.2(c) of the Parent Letter contains a correct and complete list as of the date of this Agreement of each of Parent's Subsidiaries. Except as set forth on Section 2.2(c) of the Parent Letter, as of the date hereof, neither Parent nor any of its Subsidiaries is party to or bound by (x) any agreement or commitment pursuant to which Parent or any Subsidiary of Parent is or could be required to register any securities under the Securities Act or (y) any debt agreements or instruments which grant any rights to vote (contingent or otherwise) on matters on which stockholders of Parent may vote.

    (d) ENTITIES. Section 2.2(d) of the Parent Letter contains a correct and complete list as of the date of this Agreement of each entity in which Parent owns an equity interest (other than a Subsidiary), including the number of outstanding shares of the stock of each such entity and the percentage interest represented by Parent's ownership in the entity.

    Section 2.3 AUTHORITY. On or prior to the date of this Agreement, the respective Boards of Directors of Parent and Sub have declared the Merger advisable and in the best interest of Parent and its stockholders, approved and adopted this Agreement in accordance with the DGCL, resolved to recommend the adoption of this Agreement by Parent's stockholders and directed that this Agreement be submitted to Parent's stockholders for adoption. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement, and, subject to approval and adoption by the stockholders of Parent of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject in the case of this Agreement, to (x) approval and adoption of this Agreement and the related amendments of the certificate of incorporation of Parent by the stockholders of Parent and (y) the filing the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered by Parent and Sub, and (assuming the valid authorization, execution and delivery of this Agreement by the Company and the validity and binding effect of this Agreement on the Company) this Agreement constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally and by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The filing of a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") by Parent under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "SECURITIES ACT"), for the purpose of registering the shares of Parent Common Stock to be issued in connection with the Merger (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, the "REGISTRATION STATEMENT") has been duly authorized by Parent's Board of Directors.

    Section 2.4 CONSENTS AND APPROVALS; NO VIOLATION. Assuming that all consents, approvals, authorizations and other actions described in this
Section 2.4 have been obtained and all filings and obligations described in this
Section 2.4 have been made, except as set forth in Section 2.4 of the Parent Letter, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any

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violation of, or material default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or result in the loss of a material benefit under, or result in the creation of any material lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the certificate of incorporation or bylaws of Parent, (ii) any provision of the comparable charter or organization documents of any of Parent's Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such violations, defaults, rights, losses, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on Parent, materially impair the ability of Parent to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a "GOVERNMENTAL ENTITY") is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "EXCHANGE ACT"), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) applicable requirements, if any, of state securities or "blue sky" laws ("BLUE SKY LAWS") and AMEX, (iv) as may be required under foreign laws and (v) such other consents, orders, authorizations, registrations, declarations, approvals and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Parent, materially impair the ability of Parent or Sub to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

    Section 2.5 PARENT COMMON STOCK TO BE ISSUED IN THE MERGER. Subject to the approval by the stockholders of Parent of an increase in the authorized Parent Common Stock, all of the shares of Parent Common Stock issuable in exchange for Company Common Stock at the Effective Time in accordance with this Agreement, when so issued, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens.

    Section 2.6  SEC DOCUMENTS AND FINANCIAL STATEMENTS.

    (a) Parent has filed as of the date hereof all documents required to be filed with the SEC since January 1, 2001 (the "PARENT SEC DOCUMENTS"). Except as otherwise described in Section 2.6(a) of the Parent Letter, as of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (b) The consolidated financial statements (including, in each case, any related notes) of Parent included in the Parent SEC Documents complied as of their respective dates in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles ("GAAP") (except, in the case of the unaudited statements, as permitted by Form 10-QSB of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated

       Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Parent SEC Documents or as required by GAAP, Parent has not, since December 31, 2001, made any material change in the accounting practices or policies applied in the preparation of financial statements.

    (c) Parent and its Subsidiaries do not have any liabilities or obligations (whether accrued, contingent, due or to become due or whether or not required to be reflected in financial statements in accordance with GAAP) other than (i) liabilities reflected in the December 31, 2001 balance sheet included in the Parent SEC Documents (the "PARENT BALANCE SHEET"),
       (ii) normal or recurring liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices, and (iii) liabilities incurred in the performance of or as contemplated by this Agreement.

    (d) All accounts receivable of Parent whether reflected in the Parent Balance Sheet or otherwise, represent sales actually made in the ordinary course of business, and are current and collectible net of any reserves shown on the Parent Balance Sheet (which reserves were calculated consistent with past practices).

    (e) Parent does not maintain any inventory.

    Section 2.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Parent SEC Documents, prior to the date hereof there has been no event causing a Material Adverse Effect on Parent, nor any development that would, individually or in the aggregate, result in a Material Adverse Effect on Parent.

    Section 2.8 REORGANIZATION. To the Knowledge of Parent, (i) neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code, and (ii) there are no facts that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

    Section 2.9 PERMITS AND COMPLIANCE. Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, tariffs, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the "PARENT PERMITS"), except where the failure to have any of the Parent Permits would not, individually or in the aggregate, have a Material Adverse Effect on Parent, and no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where the suspension or cancellation of any of the Parent Permits would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as set forth in Section 2.9 of the Parent Letter, neither Parent nor any of its Subsidiaries is in violation of, or has taken any action or omitted to take any action which, with the passage of time, would result in a violation of (A) its charter, bylaws or other organizational documents, (B) any applicable law, ordinance, administrative, or governmental rule or regulation, (C) any order, decree or judgment of any Governmental Entity having jurisdiction over Parent or any of its Subsidiaries or (D) any Parent Permits. There are no contracts or agreements of Parent or its Subsidiaries having covenants not to compete that materially impair the ability of Parent to conduct its business as currently conducted or would reasonably be expected to materially impair Parent's ability to conduct its businesses. "KNOWLEDGE" means, with respect to either party, the actual knowledge of the directors and officers of such party.

    Section 2.10 TAX MATTERS. Except as set forth in Section 2.10 of the Parent Letter, (i) the Parent and each of its Subsidiaries have timely filed (taking account of extensions to file that have been

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properly obtained) all Tax Returns required to have been filed by it, and such
Tax Returns are correct and complete in all material respects and do not contain a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign laws); (ii) the Parent and each of its Subsidiaries have timely paid (taking account of extensions to pay that have been properly obtained) all Taxes required to be paid by it and that have been due and will timely pay (taking account of such extensions) all Taxes required to be paid by it and that will be due on or prior to the Effective Time (other than Taxes that are being timely and properly contested in good faith), or where payment is not yet due or is being contested in good faith, has established in accordance with GAAP an adequate reserve for the payment of such Taxes; (iii) the Parent and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes and the remittance of withheld Taxes; (iv) neither the Parent nor any of its Subsidiaries has waived any statute of limitations in respect of its Taxes, which remains open; (v) no federal, state, local, or foreign audits or administrative proceedings, of which the Parent or its Subsidiaries has written notice, are pending with regard to any Taxes or Tax Returns of the Parent or its Subsidiaries and none of them has received a written notice of any proposed audit or proceeding from the Internal Revenue Service (the "IRS") or any other taxing authority; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of Tax Returns required to have been filed by or with respect to the Parent and each of its Subsidiaries are currently pending; (vii) all deficiencies asserted or assessments made as a result of any examination of such Tax Returns by any taxing authority have been paid in full; (viii) neither the Parent nor any of its Subsidiaries has been a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined, or unitary income tax return under comparable provisions of state, local, or foreign tax law) for any taxable period, other than a group the common parent of which is the Parent; (ix) neither the Parent nor any of its Subsidiaries has any obligation under any agreement or arrangement with any other person with respect to Taxes of such other person (including pursuant to Treasury Regulations Section 1.1502-6 or comparable provision of state, local or foreign tax law) including any liability for Taxes of any predecessor entity;
(x) neither the Parent nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Parent; (xi) neither the Parent nor any of its Subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement; (xii) except as may be required as a result of the Merger, the Parent and its Subsidiaries have not been and will not be required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or
Section 263A of the Code or any comparable provision under state or foreign tax laws as a result of transactions, events or accounting methods employed prior to the Closing; (xiii) none of the Parent's or its Subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code; (xiv) the Parent is not subject to (A) any foreign tax holidays, (B) any intercompany transfer pricing agreements, or other arrangements that have been established by the Parent or any of its Subsidiaries with any tax authority and (C) any expatriate programs or policies affecting the Parent or any of its Subsidiaries;
(xv) the Parent is not, and has not been at any time, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code; (xvi) neither the Parent nor any of its Subsidiaries has ever made, or been required to make, an election under Section 338 of the Code. For purposes of this Agreement: (i) "TAXES" means any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, franchise, employment, payroll, withholding, recapture, alternative or added minimum, ad valorem, value-added, transfer, excise, capital, or net worth tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any statutory additions including interest thereon or penalty imposed with respect thereto by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined, or any other basis, and shall include any transferee or secondary liability in respect of any tax (whether imposed by law, contractual agreement, or otherwise), and (ii) "TAX RETURN" means any

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return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

    Section 2.11 ACTIONS AND PROCEEDINGS. Except as set forth in the Parent SEC Documents, there are no outstanding material orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving Parent or any of its Subsidiaries, or against or involving any of the present or former directors, officers, employees, consultants or agents of Parent or any of its Subsidiaries, as such, any of its or their properties, assets or business or any Parent Plan. Except as set forth in Section 2.11 of the Parent Letter, there are no material actions, suits or claims or legal, administrative or arbitrative proceedings or investigations (including claims for workers' compensation) pending or, to the Knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries or any of its or their present or former directors, officers, employees, consultants or agents, as such, or any properties, assets or business of Parent or its Subsidiaries or any Parent Plan.

    Section 2.12 INTELLECTUAL PROPERTY. "INTELLECTUAL PROPERTY," with respect to either party, means all United States and foreign trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, trade dress, patents, patent rights, patent applications, industrial models, inventions, invention disclosures, author's rights, designs, utility models, inventor rights, software, copyrights, copyright registrations and renewals thereof, servicemarks, servicemark registrations and renewals thereof, servicemark rights, trade secrets, applications for trademark and servicemark registrations, know-how, data, market information, confidential information and other proprietary rights, and any data and information of any nature or form used or held for use in connection with the businesses of such party and/or its Subsidiaries as currently conducted or as currently contemplated by such party, together with all applications currently pending or in process for any of the foregoing. Except as disclosed in the Parent SEC Documents, Parent and its Subsidiaries own, or possess adequate licenses or other valid rights to use (including the right to sublicense to customers, suppliers or others as needed), all of the material Intellectual Property that is necessary for the conduct or contemplated conduct of Parent's or Subsidiaries' businesses (the "PARENT LICENSES"). There are no pending, or to the Knowledge of Parent, threatened interferences, re-examinations, oppositions or cancellation proceedings involving any patents or patent rights, trademarks or trademark rights, or applications therefor, of Parent or any Subsidiary. There is no breach or violation by Parent or any of its Subsidiaries under, and, to the Knowledge of Parent, there is no breach or violation by any other party to, any Parent License that is reasonably likely to give rise to any termination or any loss of rights thereunder. To the Knowledge of Parent, there has been no unauthorized disclosure or use of confidential information, trade secret rights, processes and formulas, research and development results and other know-how of Parent or any Subsidiary, the value of which to Parent and its Subsidiaries is dependent upon the maintenance of the confidentiality thereof.

    Section 2.13  ENVIRONMENTAL MATTERS.

    (a) DEFINED TERMS. For purposes of this Agreement, the following terms shall have the following meanings: (i) "HAZARDOUS SUBSTANCES" means
       (A) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls, and (B) any other chemicals, materials or substances regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law; (ii) "ENVIRONMENTAL LAW" means any law, past, present or future (up until the Effective Time) and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, or common law, relating to pollution or protection of the environment, health or safety or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances; and (iii) "ENVIRONMENTAL PERMIT" means any

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       permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

    (b) IN COMPLIANCE. To the Knowledge of Parent, Parent and its Subsidiaries are and have been in compliance with all applicable Environmental Laws, have obtained all Environmental Permits and are in compliance with their requirements, and have resolved all past non-compliance with Environmental Laws and Environmental Permits without any pending, on-going or future obligation, cost or liability, except in each case for the notices set forth in Section 2.13 of the Parent Letter.

    (c) NO RELEASE. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has (i) placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of Parent's or any of its Subsidiaries' properties or any other properties,
       (ii) any Knowledge or reason to know of the presence of any Hazardous Substances on, under, emanating from, or at any of Parent's or any of its Subsidiaries' properties or any other property but arising from Parent's or any of its Subsidiaries' current or former properties or operations, or (iii) any Knowledge or reason to know, nor has it received any written notice (A) of any violation of or liability under any Environmental Laws,
       (B) of the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party in connection with any such violation or liability, (C) requiring the investigation of, response to or remediation of Hazardous Substances at or arising from any of Parent's or any of its Subsidiaries' current or former properties or operations or any other properties, (D) alleging noncompliance by Parent or any of its Subsidiaries with the terms of any Environmental Permit in any manner reasonably likely to require material expenditures or to result in material liability or (E) demanding payment for response to or remediation of Hazardous Substances at or arising from any of Parent's or any of its Subsidiaries' current or former properties or operations or any other properties, except in each case for the notices set forth in Section 2.13 of the Parent Letter.

    (d) NO OBLIGATION. To the Knowledge of Parent, no Environmental Law imposes any obligation upon Parent or any of its Subsidiaries arising out of or as a condition to any transaction contemplated by this Agreement, including any requirement to modify or to transfer any permit or license, any requirement to file any notice or other submission with any Governmental Entity, the placement of any notice, acknowledgment or covenant in any land records, or the modification of or provision of notice under any agreement, consent order or consent decree.

    (e) NO ASSESSMENTS. There are no environmental assessments or audit reports or other similar studies or analyses in the possession or control of Parent or any of its Subsidiaries relating to any real property currently or formerly owned, leased or occupied by Parent or any of its Subsidiaries.

    Section 2.14  SUPPLIERS AND DISTRIBUTORS.

    (a) NO NOTICE--SUPPLIERS. Neither Parent nor any of its Subsidiaries has received any notice, oral or written, or has any reason to believe that any significant supplier (including suppliers of data or information, which may include customers), including without limitation any sole source supplier, will not supply to Parent or any Subsidiary at any time after the Effective Time on terms and conditions substantially similar to those currently in place, subject only to general and customary price increases, unless comparable supplies, data, information or other items are readily available from other sources on comparable terms and conditions.

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    (b) NO NOTICE--DISTRIBUTORS.  Neither Parent nor any of its Subsidiaries has
       received, since January 1, 2001, any notice, oral or written, or has any reason to believe that any distributors, sales representatives, sales agents, or other third party sellers, will not sell or market the products or services of Parent or any of its Subsidiaries at any time after the Effective Time on terms and conditions substantially similar to those used in the current sales and distribution contracts of Parent and its Subsidiaries.

    Section 2.15 INSURANCE. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by Parent or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Parent and its Subsidiaries and their respective properties and assets, and are in character and amount similar to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards. All such policies are listed in Section 2.15 of the Parent Letter. Parent and each of its Subsidiaries have made any and all payments required to maintain such policies in full force and effect. Neither Parent nor any of its Subsidiaries has received notice of default under any such policy, and has not received written notice or, to the Knowledge of Parent, oral notice of any pending or threatened termination or cancellation, coverage limitation or reduction or material premium increase with respect to such policy.

    Section 2.16 TRANSACTIONS WITH AFFILIATES. Except as set forth in the Parent SEC Documents, Section 2.16 of the Parent Letter or as otherwise contemplated by this Agreement, (a) no beneficial owner of 5% or more of Parent's outstanding capital stock, (b) no officer or director of Parent and
(c) no Person (other than Parent) in which any such beneficial owner, officer or director owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by all such Persons) has any interest in: (i) any contract, arrangement or understanding with, or relating to, the business or operations of, Parent or any of its Subsidiaries; (ii) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of Parent or any of its Subsidiaries; or (iii) any property (real, personal or mixed), tangible or intangible, used in the business or operations of Parent or any of its Subsidiaries, excluding any such contract, arrangement, understanding or agreement constituting a Parent Plan or relating to terms of employment.

    Section 2.17 BROKERS. No broker, investment banker or other person (other than Alliant Partners, whose fees will be paid by Parent) is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

    Section 2.18 REQUIRED VOTE OF PARENT STOCKHOLDERS. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock is required to adopt this Agreement. Except as may be provided in the certificate of designation for any Parent Preferred Stock to be issued pursuant to
Section 6.1(d), no other vote of the security holders of Parent is or will be required by law, the certificate of incorporation or bylaws of Parent or otherwise in order for Parent to consummate the Merger and the transactions contemplated hereby.

    Section 2.19 LABOR MATTERS. Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract. Neither Parent nor any of its Subsidiaries has engaged in any unfair labor practice with respect to its respective employees, and, to the Knowledge of Parent, there is no unfair labor practice complaint or grievance against Parent or any of its Subsidiaries by any person pursuant to the National Labor Relations Act or any comparable state agency or foreign law pending or threatened in writing. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries which may interfere with the respective business activities of Parent or any of its Subsidiaries.

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    Section 2.20  TITLE TO AND SUFFICIENCY OF ASSETS.

    (a) GOOD AND MARKETABLE TITLE. As of the date hereof, Parent and its Subsidiaries own, and as of the Effective Time Parent and its Subsidiaries will own, good and marketable title to all of their assets constituting personal property which is material to their business (excluding, for purposes of this sentence, assets held under leases), free and clear of any and all Liens, except as set forth in Section 2.20 of the Parent Letter. Such assets, together with all assets held by Parent and its Subsidiaries under leases, include all tangible and intangible personal property, contracts and rights necessary or required for the operation of the businesses of Parent and its Subsidiaries as presently conducted.

    (b) NO REAL ESTATE. As of the date hereof, Parent and its Subsidiaries do not own, and as of the Effective Time Parent and its Subsidiaries will not own any real estate (excluding, for purposes of this sentence, real estate leases). All real estate leases held by Parent and its Subsidiaries, are adequate for the operation of the businesses of Parent and its Subsidiaries as presently conducted.

    Section 2.21 LITIGATION. Except as disclosed in the Parent SEC Documents or in Section 2.21 of the Parent Letter, there are no actions, suits, investigations or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any Subsidiary before any federal, state, municipal, foreign or other governmental department, commission, board, bureau, agency or instrumentality, and neither the Company nor any Subsidiary has received any written notice of, or any written threats concerning the possible commencement of, any such actions, suits or proceedings with respect to the business of Parent or any Subsidiary, as the case may be, any of which actions, suits, investigations or proceedings, if decided adversely to Parent, would be reasonably likely to have a Material Adverse Effect on the Parent or any of its Subsidiaries.

    Section 2.22  CERTAIN AGREEMENTS.

    (a) COMPENSATION AGREEMENTS. Except as set forth in the Parent SEC Documents or Section 2.22(a) of the Parent Letter, neither Parent nor any of its Subsidiaries is a party to any oral or written agreement or plan relating to the compensation of employees of Parent or its Subsidiaries, including any employment agreement, severance agreement, stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, pension plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or welfare plan (as defined in Section 3(1) of ERISA) (collectively, with respect to either Parent or the Company, the "COMPENSATION AGREEMENTS"). No holder of any option to purchase shares of Parent Common Stock, or shares of Parent Common Stock granted in connection with the performance of services for Parent or its Subsidiaries, is or will be entitled to receive cash from Parent or any Subsidiary in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement. There is no indebtedness owed to Parent or its Subsidiaries by any officer, director or employee of Parent and its Subsidiaries.

    (b) CONTRACTS. All material contracts (as defined in Item 601(b)(10) of Regulation S-K of the SEC) of Parent ("PARENT SIGNIFICANT CONTRACTS") are set forth in the Parent SEC Documents.

    (c) BINDING CONTRACT. Except as set forth in Section 2.22(c) of the Parent Letter, each Parent Significant Contract is a legal, valid and binding agreement of Parent or its Subsidiaries, neither Parent nor any of its Subsidiaries (or to the Knowledge of Parent, any other party thereto) is in default under any Parent Significant Contract, and none of such Parent Significant Contracts has been canceled by the other party thereto; each Parent Significant Contract is in full force and effect and no event has occurred which, with the passage of time or the giving of notice or both, would constitute a default, event of default or other breach by

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       Parent or any Subsidiary party thereto which would entitle the other party to such Parent Significant Contract to terminate the same or declare a default or event of default thereunder; Parent and its Subsidiaries are not in receipt of any claim of default under any such agreement; in each instance.

    Section 2.23  ERISA.

    (a) PARENT PLAN. Each Parent Plan is described in the Parent SEC Documents. With respect to each Parent Plan, Parent has made available to the Company a true and correct copy of (i) the three (3) most recent annual reports (Form 5500) filed with the IRS, (ii) each such Parent Plan that has been reduced to writing and all amendments thereto, (iii) each trust agreement, insurance contract, administration agreement or funding arrangement relating to each such Parent Plan, (iv) a written summary of each unwritten Parent Plan, (v) the most recent summary plan description or other written explanation of each Parent Plan provided to participants, (vi) the most recent determination letter issued by the IRS with respect to any Parent Plan intended to be qualified under section 401(a) of the Code, (vii) any request for a determination currently pending before the IRS, and (viii) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation relating to any outstanding controversy. Each Parent Plan complies in all material respects with ERISA, the Code and all other applicable statutes and governmental rules and regulations. No Company Plan is subject to Title IV of ERISA. Neither Parent nor any of its Subsidiaries or ERISA Affiliates is a party to, has made any contribution to or otherwise incurred any obligation under any "multiemployer plan" as defined in Sections (37) and 4001(a)(3) of ERISA.

    (b) QUALIFICATION.  All Parent Plans that are intended to be qualified under
       Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending, or the remedial amendment period under applicable Treasury Regulations or IRS pronouncements has not expired, and to the Knowledge of Parent, nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Parent Plan subject to Section 401(a) of the Code. With respect to any Group Health Plan (as defined in Section 5000(b)(1) of the Code) maintained by Parent, any of its Subsidiaries, or ERISA Affiliates, each such plan has been operated in material compliance with the provisions of
       Part 6 of Title I of ERISA and Sections 4980B, 9801 and 9802 of the Code. Except as disclosed in Section 2.23(b) of the Parent Letter, neither Parent nor any of its Subsidiaries or ERISA Affiliates has any liability or obligation under any welfare plan to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code.

    (c) DEFINED TERMS. As used herein, "Parent Plan" or "Company Plan," as the case may be, means a "pension plan" (as defined in Section 3(2) of ERISA, a "welfare plan" (as defined in Section 3(1) of ERISA), or any other written or oral bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, restricted stock, stock appreciation right, holiday pay, vacation, severance, medical, dental, vision, disability, death benefit, sick leave, fringe benefit, personnel policy, insurance or other plan, arrangement or understanding, in each case established or maintained by such party or any of its Subsidiaries or ERISA Affiliates or as to which it or any of its Subsidiaries or ERISA Affiliates has contributed or otherwise may have any liability.

    (d) SEVERANCE AND EMPLOYMENT AGREEMENTS.  Except as set forth in
       Section 2.23(d) of the Parent Letter, the Parent SEC Documents contain a list or description of all (i) severance and employment agreements with employees of Parent and each Subsidiary and ERISA Affiliate,
       (ii) severance programs and policies of Parent and each Subsidiary and ERISA Affiliate with or relating to its employees and (iii) plans, programs, agreements and other arrangements of

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       Parent and each Subsidiary and ERISA Affiliate with or relating to its employees containing change of control or similar provisions.

                                   ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Sub as follows:

    Section 3.1 ORGANIZATION, STANDING AND POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

    Section 3.2  CAPITAL STRUCTURE.

    (a) STOCK. As of the date hereof, the authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock. At the close of business on the date of execution hereof, (i) 5,990,158 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Company Common Stock were held in the treasury;
       (iii) 750,000 shares of Company Common Stock were reserved for future issuance pursuant to the stock option plans of the Company (collectively, the "COMPANY STOCK OPTION PLANS"), (iv) 80,213 shares of Company Common Stock were reserved for future issuance pursuant to outstanding warrant rights, prior acquisitions and other matters. No shares of Company Common Stock are held by any Subsidiary of the Company.

    (b) OPTIONS, ETC. Section 3.2(b) of the letter dated the date hereof and delivered on the date hereof by the Company to Parent, which relates to this Agreement and is designated therein as the Company Letter, as such letter may be updated from time to time between the date hereof and May 14, 2002 (the "COMPANY LETTER"), contains a materially correct and complete list as of the date of this Agreement of each outstanding option, warrant or other right to purchase shares of Company Common Stock, whether issued under the Company Stock Option Plans (collectively, the "COMPANY STOCK OPTIONS") or otherwise, including the holder, date of grant, term, acceleration of vesting or exercisability, if any, exercise price and number of shares of Company Common Stock subject thereto. Except as set forth in Section 3.2(b) of the Company Letter, there are no options, warrants, calls, rights or agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement.

    (c) CONTRACTUAL OBLIGATIONS. Except as set forth in Section 3.2(c) of the Company Letter, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of or any equity interests in the Company or any Subsidiary. Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued,

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       fully paid and nonassessable and each such share is owned by the Company or another Subsidiary of the Company, free and clear of all Liens. Except as set forth in Section 3.2 of the Company Letter, the Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Section 3.2(c) of the Company Letter contains a correct and complete list as of the date of this Agreement of each of the Company's Subsidiaries. Except as set forth on
       Section 3.2(c) of the Company Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by (x) any agreement or commitment pursuant to which the Company or any Subsidiary of the Company is or could be required to register any securities under the Securities Act or (y) any debt agreements or instruments which grant any rights to vote (contingent or otherwise) on matters on which stockholders of the Company may vote.

    (d) ENTITIES. Section 3.2(d) of the Company Letter contains a correct and complete list as of the date of this Agreement of each entity in which the Company owns an equity interest (other than a Subsidiary), including the number of outstanding shares of the stock of each such entity and the percentage interest represented by the Company's ownership in the entity.

    Section 3.3 AUTHORITY. On or prior to the date of this Agreement, the Board of Directors of the Company has declared the Merger advisable and in the best interest of the Company and its stockholders, approved and adopted this Agreement in accordance with the DGCL, resolved to recommend the adoption of this Agreement by the Company's stockholders and directed that this Agreement be submitted to the Company's stockholders for adoption. The Company has all requisite corporate power and authority to enter into this Agreement, subject to approval and adoption by the stockholders of the Company of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to (x) approval and adoption of this Agreement by the stockholders of the Company and (y) the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub and the validity and binding effect of this Agreement on Parent and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally and by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). The providing of information about the Company for inclusion in the Proxy Statement has been duly authorized by the Company's Board of Directors.

    Section 3.4 CONSENTS AND APPROVALS; NO VIOLATION. Assuming that all consents, approvals, authorizations and other actions described in this
Section 3.4 have been obtained and all filings and obligations described in this
Section 3.4 have been made, except as set forth in Section 3.4 of the Company Letter, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or material default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or result in the loss of a material benefit under, or result in the creation of any material lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the certificate of incorporation or bylaws of the Company,
(ii) any provision of the comparable charter or organization documents of any of the Company's Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit,

                                       17
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concession, franchise or license applicable to the Company or any of its
Subsidiaries or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than any such violations, defaults, rights, losses, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for
(i) in connection, or in compliance, with the provisions of the Securities Act and the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) applicable requirements, if any, of Blue Sky Laws or AMEX, (iv) as may be required under foreign laws and
(v) such other consents, orders, authorizations, registrations, declarations, approvals and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

    Section 3.5  FINANCIAL STATEMENTS

    (a) The Company has heretofore delivered to Parent (i) consolidated balance sheets of the Company as at June 30, 1999, June 30, 2000 and June 30, 2001 and consolidated statements of operations, cash flows and changes in common stock and other stockholders' equity for each of the years then ended, audited by American Express, independent certified public accountants, whose audit reports thereon are included therein; and
       (ii) an unaudited consolidated balance sheet as at March 31, 2002 (the "COMPANY BALANCE SHEET") and an unaudited statement of operations for the nine month period then ended (collectively, the "COMPANY FINANCIAL STATEMENTS").

    (b) Each of the Company Financial Statements (including, in each case, any related notes), complied, as of their respective dates, in all material respects with all applicable accounting requirements with respect thereto, was prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of its operations and its consolidated cash flows for the periods then ended, (subject, in the case of the Company Balance Sheet and interim financial statements, to normal and recurring year-end audit adjustments which were not or are not expected to be material in amount. Except as required by GAAP, the Company has not, since June 30, 2001, made any material change in the accounting practices or policies applied in the preparation of financial statements.

    (c) The Company and its Subsidiaries do not have any liabilities or obligations (whether accrued, contingent, due or to become due or whether or not required to be reflected in financial statements in accordance with GAAP) other than (i) liabilities reflected in the Company Balance Sheet, (ii) normal or recurring liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices, and (iii) liabilities incurred in the performance of or as contemplated by this Agreement.

    (d) All accounts receivable of the Company whether reflected in the Company Balance Sheet or otherwise, represent sales actually made in the ordinary course of business, and are current and collectible net of any reserves shown on the Company Balance Sheet (which reserves were calculated consistent with past practices).

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    (e) All of the inventories of the Company are of a quality usable and salable in the ordinary course of business and have been valued in accordance with GAAP consistent with past practice, except for items of obsolete materials and materials of below-standard quality, all of which have been written off or written down to fair market value consistent with past practices. All inventories not written off have been priced at the lower of cost or market using average cost and the specific identification method determined in the ordinary course of business consistent with past practices. All work in process and finished goods inventory is free of any material defect or other deficiency.

    Section 3.6  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as set forth in
Section 3.6 of the Company Letter or as disclosed in the Company Financial Statements, prior to the date hereof there has been no event causing a Material Adverse Effect on the Company, nor any development that would, individually or in the aggregate, result in a Material Adverse Effect on the Company.

    Section 3.7 PERMITS AND COMPLIANCE. Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, tariffs, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the "COMPANY PERMITS"), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company. Except as set forth in Section 3.7 of the Company Letter, neither the Company nor any of its Subsidiaries is in violation of, or has taken any action or omitted to take any action which, with the passage of time, would result in a violation of (A) its charter, bylaws or other organizational documents, (B) any applicable law, ordinance, administrative, or governmental rule or regulation,
(C) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries or (D) any Company Permits. There are no contracts or agreements of the Company or its Subsidiaries containing covenants not to compete that materially impair the ability of the Company to conduct its business as currently conducted or would reasonably be expected to materially impair the Company's ability to conduct its businesses.

    Section 3.8 TAX MATTERS. Except as set forth in Section 3.8 of the Company Letter, (i) the Company and each of its Subsidiaries have timely filed (taking account of extensions to file that have been properly obtained) all Tax Returns required to have been filed by it, and such Tax Returns are correct and complete in all material respects and do not contain a disclosure statement under
Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign laws); (ii) the Company and each of its Subsidiaries have timely paid (taking account of extensions to pay that have been properly obtained) all Taxes required to be paid by it and that have been due and will timely pay (taking account of such extensions) all Taxes required to be paid by it and that will be due on or prior to the Effective Time (other than Taxes that are being timely and properly contested in good faith), or where payment is not yet due or is being contested in good faith, has established in accordance with GAAP an adequate reserve for the payment of such Taxes; (iii) the Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes and the remittance of withheld Taxes; (iv) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of its Taxes, which remains open; (v) no federal, state, local, or foreign audits or administrative proceedings, of which the Company or its Subsidiaries has written notice, are pending with regard to any Taxes or Tax Returns of the Company or its Subsidiaries and none of them has received a written notice of any proposed audit or proceeding from the IRS or any other taxing authority; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of Tax Returns required to have been filed

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by or with respect to the Company and each of its Subsidiaries are currently pending; (vii) all deficiencies asserted or assessments made as a result of any examination of such Tax Returns by any taxing authority have been paid in full;
(viii) neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined, or unitary income tax return under comparable provisions of state, local, or foreign tax law) for any taxable period, other than a group the common parent of which is the Company;
(ix) neither the Company nor any of its Subsidiaries has any obligation under any agreement or arrangement with any other person with respect to Taxes of such other person (including pursuant to Treasury Regulations Section 1.1502-6 or comparable provision of state, local or foreign tax law) including any liability for Taxes of any predecessor entity; (x) neither the Company nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company; (xi) neither the Company nor any of its Subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement; (xii) except as may be required as a result of the Merger, the Company and its Subsidiaries have not been and will not be required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign tax laws as a result of transactions, events or accounting methods employed prior to the Closing; (xiii) none of the Company's or its Subsidiaries' assets are tax exempt use property within the meaning of
Section 168(h) of the Code; (xiv) the Company is not subject to (A) any foreign tax holidays, (B) any intercompany transfer pricing agreements, or other arrangements that have been established by the Company or any of its Subsidiaries with any tax authority and (C) any expatriate programs or policies affecting the Company or any of its Subsidiaries; (xv) the Company is not, and has not been at any time, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code; (xvi) neither the Company nor any of its Subsidiaries has ever made, or been required to make, an election under Section 338 of the Code.

    Section 3.9 ACTIONS AND PROCEEDINGS. Except as set forth in Section 3.9 of the Company Letter, there are no outstanding material orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving the Company or any of its Subsidiaries, or against or involving any of the present or former directors, officers, employees, consultants or agents of the Company or any of its Subsidiaries, as such, any of its or their properties, assets or business or any Company Plan. Except as set forth in Section 3.9 of the Company Letter, there are no material actions, suits or claims or legal, administrative or arbitrative proceedings or investigations (including claims for workers' compensation) pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or any of its or their present or former directors, officers, employees, consultants or agents, as such, or any of the Company or its Subsidiaries properties, assets or business or any Company Plan.

    Section 3.10  CERTAIN AGREEMENTS.

    (a) COMPENSATION AGREEMENTS. Except as set forth in Section 3.10(a) of the Company Letter, neither the Company nor any of its Subsidiaries is a party to any Compensation Agreement. No holder of any option to purchase shares of Company Common Stock, or shares of Company Common Stock granted in connection with the performance of services for the Company or its Subsidiaries, is or will be entitled to receive cash from the Company or any Subsidiary in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement.
       Section 3.10(a) of the Company Letter sets forth the total amount of indebtedness owed to the Company or its Subsidiaries from each officer, director or employee of the Company and its Subsidiaries.

                                       20
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    (b) CONTRACTS.  Set forth in Section 3.10(b) of the Company Letter is a list of all contracts (whether oral or written) of the following categories to which the Company or any of its Subsidiaries is a party or by which any of them is bound: (i) contracts requiring annual expenditures by or liabilities of the Company and its Subsidiaries in excess of Seventy-Five Thousand Dollars ($75,000) which have a remaining term in excess of one hundred eighty (180) days or are not cancelable (without material penalty, cost or other liability) within one hundred eighty (180) days;
       (ii) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments relating to the lending of money, whether as borrower, lender or guarantor, in excess of Seventy-Five Thousand Dollars ($75,000); (iii) contracts containing covenants limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business (other than prohibitions against engaging in business relating to specific product lines) or compete with any person, in any product line or line of business, or operate at any location; (iv) other contracts in which the Company or any of its Subsidiaries has granted exclusive marketing rights relating to any product or service, any group of products or services or any territory; and (v) to the Knowledge of the Company, as of the date hereof any other contract the performance of which could be reasonably expected to require expenditures by the Company or any of its Subsidiaries in excess of Seventy-Five Thousand Dollars ($75,000) (collectively, "COMPANY SIGNIFICANT CONTRACTS").

    (c) BINDING CONTRACT. Except as set forth on Section 3.10(c) of the Company Letter, each Company Significant Contract is a legal, valid and binding agreement of the Company or its Subsidiaries, neither the Company nor any of its Subsidiaries (or to the Knowledge of the Company, any other party thereto) is in default under any Company Significant Contract, and none of such Company Significant Contracts has been canceled by the other party thereto; each Company Significant Contract is in full force and effect and no event has occurred which, with the passage of time or the giving of notice or both, would constitute a default, event of default or other breach by the Company or any Subsidiary party thereto which would entitle the other party to such Company Significant Contract to terminate the same or declare a default or event of default thereunder; the Company and its Subsidiaries are not in receipt of any claim of default under any such agreement; in each instance.

    Section 3.11  ERISA.

    (a) COMPANY PLAN. Each Company Plan is listed in Section 3.11(a) of the Company Letter. With respect to each Company Plan, the Company has made available to Parent a true and correct copy of (i) the three (3) most recent annual reports (Form 5500) filed with the IRS, (ii) each such Company Plan that has been reduced to writing and all amendments thereto,
       (iii) each trust agreement, insurance contract, administration agreement or funding arrangement relating to each such Company Plan, (iv) a written summary of each unwritten Company Plan, (v) the most recent summary plan description or other written explanation of each Company Plan provided to participants, (vi) the most recent determination letter issued by the IRS with respect to any Company Plan intended to be qualified under section 401(a) of the Code, (vii) any request for a determination currently pending before the IRS, and (viii) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation relating to any outstanding controversy. Each Company Plan complies in all material respects with ERISA, the Code and all other applicable statutes and governmental rules and regulations. No Company Plan is subject to Title IV of ERISA. Neither the Company nor any of its Subsidiaries or ERISA Affiliates is a party to, has made any contribution to or otherwise incurred any obligation under any "multiemployer plan" as defined in Sections (37) and 4001(a)(3) of ERISA.

    (b) QUALIFICATION. All Company Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such

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       determination is now pending, or the remedial amendment period under applicable Treasury Regulations or IRS pronouncements has not expired, and to the Knowledge of the Company, nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Company Plan subject to
       Section 401(a) of the Code. With respect to any Group Health Plan (as defined in Section 5000(b)(1) of the Code) maintained by the Company, any of its Subsidiaries, or ERISA Affiliates, each such plan has been operated in material compliance with the provisions of Part 6 of Title I of ERISA and Sections 4980B, 9801 and 9802 of the Code. Except as disclosed in Section 3.11(b) of the Company Letter, neither the Company nor any of its Subsidiaries or ERISA Affiliates has any liability or obligation under any welfare plan to provide benefits after termination of employment to any employee or dependent other than as required by
       Section 4980B of the Code.

    (c) SEVERANCE AND EMPLOYMENT AGREEMENTS.  Section 3.11(a) and
       Section 3.11(b) of the Company Letter collectively contain a list of all
       (i) severance and employment agreements with employees of the Company and each Subsidiary and ERISA Affiliate, (ii) severance programs and policies of the Company and each Subsidiary and ERISA Affiliate with or relating to its employees and (iii) plans, programs, agreements and other arrangements of the Company and each Subsidiary and ERISA Affiliate with or relating to its employees containing change of control or similar provisions.

    Section 3.12 LABOR MATTERS. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to its respective employees, and, to the Knowledge of the Company, there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries by any person pursuant to the National Labor Relations Act or any comparable state agency or foreign law pending or threatened in writing. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries which may interfere with the respective business activities of the Company or any of its Subsidiaries.

    Section 3.13 INTELLECTUAL PROPERTY. The Company and its Subsidiaries own, or possess adequate licenses or other valid rights to use (including the right to sublicense to customers, suppliers or others as needed), all of the material Intellectual Property that is necessary for the conduct or contemplated conduct of the Company's or Subsidiaries' businesses. Section 3.13 of the Company Letter lists each material license or other agreement pursuant to which the Company or any Subsidiary has the right to use Intellectual Property utilized in connection with any product of, or service provided by, the Company and its Subsidiaries (the "COMPANY LICENSES"). There are no pending or to the Knowledge of the Company, threatened interferences, re-examinations, oppositions or cancellation proceedings involving any patents or patent rights, trademarks or trademark rights, or applications therefor, of the Company or any Subsidiary. There is no breach or violation by the Company or by any Subsidiary under, and, to the Knowledge of the Company, there is no breach or violation by any other party to, any Company License that is reasonably likely to give rise to any termination or any loss of rights thereunder. To the Knowledge of the Company, there has been no unauthorized disclosure or use of confidential information, trade secret rights, processes and formulas, research and development results and other know-how of the Company or any Subsidiary, the value of which to the Company and its Subsidiaries is dependent upon the maintenance of the confidentiality thereof.

    Section 3.14 REQUIRED VOTE OF COMPANY STOCKHOLDERS. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is required to adopt this Agreement. No other vote of the security holders of the Company is required by law, the certificate of incorporation or bylaws of the Company or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

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    Section 3.15  REORGANIZATION.  To the Knowledge of the Company, (i) neither it nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code, and (ii) there are no facts that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

    Section 3.16  ENVIRONMENTAL MATTERS.

    (a) IN COMPLIANCE. To the Knowledge of the Company, the Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws, have obtained all Environmental Permits and are in compliance with their requirements, and have resolved all past non-compliance with Environmental Laws and Environmental Permits without any pending, on-going or future obligation, cost or liability, except in each case for the notices set forth in Section 3.16 of the Company Letter.

    (b) NO RELEASE. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has (i) placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of the Company's or any of its Subsidiaries' properties or any other properties, (ii) any Knowledge or reason to know of the presence of any Hazardous Substances on, under, emanating from, or at any of the Company's or any of its Subsidiaries' properties or any other property but arising from the Company's or any of its Subsidiaries' current or former properties or operations, or (iii) any Knowledge or reason to know, nor has it received any written notice (A) of any violation of or liability under any Environmental Laws, (B) of the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party in connection with any such violation or liability, (C) requiring the investigation of, response to or remediation of Hazardous Substances at or arising from any of the Company's or any of its Subsidiaries' current or former properties or operations or any other properties, (D) alleging noncompliance by the Company or any of its Subsidiaries with the terms of any Environmental Permit in any manner reasonably likely to require material expenditures or to result in material liability or (E) demanding payment for response to or remediation of Hazardous Substances at or arising from any of the Company's or any of its Subsidiaries' current or former properties or operations or any other properties, except in each case for the notices set forth in Section 3.16 of the Company Letter.

    (c) NO OBLIGATION. To the Knowledge of the Company, no Environmental Law imposes any obligation upon the Company or any of its Subsidiaries arising out of or as a condition to any transaction contemplated by this Agreement, including any requirement to modify or to transfer any permit or license, any requirement to file any notice or other submission with any Governmental Entity, the placement of any notice, acknowledgment or covenant in any land records, or the modification of or provision of notice under any agreement, consent order or consent decree.

    (d) NO ASSESSMENTS. There are no environmental assessments or audit reports or other similar studies or analyses in the possession or control of the Company or any of its Subsidiaries relating to any real property currently or formerly owned, leased or occupied by the Company or any of its Subsidiaries.

    Section 3.17 INSURANCE. The Company maintains fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies, all of which policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount similar to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards. All such policies are listed in Section 3.17 of the Company

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Letter. The Company and any of its Subsidiaries have made any and all payments required to maintain such policies in full force and effect. Neither the Company nor any of its Subsidiaries has received notice of default under any such policy, and has not received written notice or, to the Knowledge of the Company, oral notice of any pending or threatened termination or cancellation, coverage limitation or reduction or material premium increase with respect to such policy.

    Section 3.18  TRANSACTIONS WITH AFFILIATES.  Except as set forth in
Section 3.18 of the Company Letter or as otherwise contemplated by this Agreement, (a) no beneficial owner of 5% or more of the Company's outstanding capital stock, or (b) officer or director of the Company or (c) any Person (other than the Company) in which any such beneficial owner, officer or director owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by all such Persons) has any interest in: (i) any contract, arrangement or understanding with, or relating to, the business or operations of, the Company or any of its Subsidiaries; (ii) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of the Company or any of its Subsidiaries; or
(iii) any property (real, personal or mixed), tangible or intangible, used in the business or operations of the Company or any of its Subsidiaries, excluding any such contract, arrangement, understanding or agreement constituting a Company Plan or relating to terms of employment.

    Section 3.19  TITLE TO AND SUFFICIENCY OF ASSETS.

    (a) GOOD AND MARKETABLE TITLE. As of the date hereof, the Company and its Subsidiaries own, and as of the Effective Time the Company and its Subsidiaries will own, good and marketable title to all of their assets constituting personal property which is material to their business (excluding, for purposes of this sentence, assets held under leases), free and clear of any and all Liens, except as set forth in Section 3.19 of the Company Letter. Such assets, together with all assets held by the Company and its Subsidiaries under leases, include all tangible and intangible personal property, contracts and rights necessary or required for the operation of the businesses of the Company and its Subsidiaries as presently conducted.

    (b) NO REAL ESTATE. As of the date hereof, the Company and its Subsidiaries do not own, and as of the Effective Time the Company and its Subsidiaries will not own any real estate (excluding, for purposes of this sentence, real estate leases). All real estate leases held by the Company and its Subsidiaries, are adequate for the operation of the businesses of the Company and its Subsidiaries as presently conducted.

    Section 3.20 BROKERS. No broker, investment banker or other person (other than Bentley Securities Corporation, whose fees will be paid by the Company) is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

    Section 3.21 LITIGATION. Except as set forth in Section 3.21 of the Company Letter, there are no actions, suits, investigations or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary before any federal, state, municipal, foreign or other governmental department, commission, board, bureau, agency or instrumentality, and neither the Company nor any Subsidiary has received any written notice of, or any written threats concerning the possible commencement of, any such actions, suits or proceedings with respect to the business of the Company or any Subsidiary, as the case may be, any of which actions, suits, investigations or proceedings, if decided adversely to the Company, would be reasonably likely to have a Material Adverse Effect on the Company or any of its Subsidiaries.

                                       24
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    Section 3.22  SUPPLIERS AND DISTRIBUTORS.

    (a) NO NOTICE--SUPPLIERS. Neither the Company nor any of its Subsidiaries has received any notice, oral or written, or has any reason to believe that any significant supplier (including suppliers of data or information, which may include customers), including without limitation any sole source supplier, will not supply to the Company or any Subsidiary at any time after the Effective Time on terms and conditions substantially similar to those currently in place, subject only to general and customary price increases, unless comparable supplies, data, information or other items are readily available from other sources on comparable terms and conditions.

    (b) NO NOTICE--DISTRIBUTORS. Neither the Company nor any of its Subsidiaries has received, since January 1, 2001, any notice, oral or written, or has any reason to believe that any distributors, sales representatives, sales agents, or other third party sellers, will not sell or market the products or services of the Company or any of its Subsidiaries at any time after the Effective Time on terms and conditions substantially similar to those used in the current sales and distribution contracts of the Company and its Subsidiaries.

                                   ARTICLE 4
                   COVENANTS RELATING TO CONDUCT OF BUSINESS

    Section 4.1 CONDUCT OF BUSINESS PENDING THE MERGER. Except as expressly contemplated by this Agreement, and subject to the fiduciary obligations of its directors and officers, during the period from the date of this Agreement through the Effective Time, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, in all material respects, carry on its business in the ordinary course as currently conducted and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and key employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement, each of Parent and the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the other party:

    (a) (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) other than in the case of a reverse split of the Parent Common Stock, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of its capital stock any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (b) authorize for issuance, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalent or convertible securities, other than the issuance of shares of capital stock upon the exercise of stock options outstanding on the date of this Agreement;

    (c) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets for an amount exceeding $50,000 in the aggregate, in the case the Company, or $25,000 in the aggregate, in the case of Parent;

                                       25
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    (d) except, in the case of the Company, for any advances under its secured line of credit, incur any indebtedness for borrowed money, guarantee any such indebtedness, incur, assume, guarantee, endorse, or prepay any material indebtedness (whether directly, indirectly, contingently or otherwise), or make any loans, advances or capital contributions to, or other investments in, any other person, other than (A) in amounts not to exceed $50,000 in the aggregate, in the case of the Company, or $25,000 in the aggregate, in the case of Parent; and (B) indebtedness, loans, advances, capital contributions and investments between it and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries, in each case in the ordinary course of business consistent with past practices and not in any event to exceed $50,000 in the aggregate, in the case of the Company, or $25,000 in the aggregate, in the case of Parent; or

    (e) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    Section 4.2 COOPERATION. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Parent and the Company shall confer on a regular and frequent basis with one or more representatives of the other party to report on the status of ongoing operations and discuss preparations for the operation of Parent following the Merger.

    Section 4.3  NO SOLICITATION.

    (a) TAKEOVER PROPOSAL. Except as otherwise provided in this Section 4.3, each of Parent and the Company agrees that neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall use all reasonable efforts to cause its and its Subsidiaries employees, agents and representatives not to, directly or indirectly: (i) solicit or initiate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving it, or the acquisition of its outstanding capital stock (other than upon exercise of options or warrants which are outstanding as of the date hereof) or any of its Subsidiaries or the acquisition of any substantial portion of the assets of it and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any combination of the foregoing (a "TAKEOVER PROPOSAL"); (ii) negotiate or otherwise engage in discussions with any person with respect to any Takeover Proposal; or (iii) enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement.

    (b) PERMITTED SOLICITATION PERIOD. During the period commencing on the date hereof and ending on May 15, 2002, each of Parent and the Company may solicit Takeover Proposals and may accept any such Takeover Proposal that its Board of Directors reasonably determines, in the exercise of its fiduciary duty, is more favorable to it and its stockholders than the Merger (a "SUPERIOR TRANSACTION").

    (c) UNSOLICITED PROPOSALS. To the extent required by the fiduciary duties of its directors under applicable law, each of Parent and the Company may furnish information to, and negotiate or otherwise engage in discussions with, any party (a "THIRD PARTY") who (i) delivers a bona fide written Takeover Proposal which was not solicited or initiated by it, directly or indirectly, after the date of this Agreement and (ii) enters into an appropriate confidentiality agreement with it, if, but only if, its Board of Directors determines in good faith by a majority vote that such proposal could reasonably be expected to lead to a Superior Transaction; provided further, that nothing in this Agreement shall prevent Parent from complying with the provisions of Rule 14e-2 under the Exchange Act with respect to a Takeover Proposal.

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    (d) NOTICE AND TERMINATION.  If the Board of Directors of Parent or the
       Company determines in good faith by a majority vote, with respect to any Takeover Proposal under Section 4.3(b) or 4.3(c), that such Takeover Proposal is a Superior Transaction and is in the best interests of it and its stockholders, then it may terminate this Agreement pursuant to
       Section 7.1(b)(iv) or 7.1(c)(iv), as the case may be, and enter into an acquisition agreement for the Superior Transaction; provided that, prior to any such termination, and in order for such termination to be effective, (i) it shall provide the other party two (2) business days' written notice that it intends to terminate this Agreement, identifying the Superior Transaction and delivering an accurate description of all material terms of the Superior Transaction to be entered into and
       (ii) on the date of termination, it shall deliver to the other party a written notice of termination of this Agreement.

    Section 4.4 REORGANIZATION. During the period from the date of this Agreement through the Effective Time, unless the other party shall otherwise agree in writing, none of Parent, the Company or any of their respective Subsidiaries shall take or fail to take any action with the actual knowledge of those taking or failing to take such action (or those directing such action or failure to take action) that such action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of
Section 368(a) of the Code.

                                   ARTICLE 5
                             ADDITIONAL AGREEMENTS

    Section 5.1  STOCKHOLDER MEETINGS.

    (a) THE COMPANY. The Company will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "COMPANY STOCKHOLDER MEETING") for the purpose of considering the approval and adoption of this Agreement and at such meeting call for a vote and cause proxies to be voted in respect of the approval and adoption of this Agreement. The Company will, through its Board of Directors, recommend to its stockholders the adoption and approval of this Agreement and subject to the fiduciary obligations of the Company's officers and directors, shall not withdraw, modify or change such recommendation.

    (b) PARENT. Parent will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "PARENT STOCKHOLDER MEETING") for the purpose of considering: (i) the approval and adoption of this Agreement; (ii) the approval and adoption of a new stock option plan; and (ii) the approval and adoption of the amendment of Parent's certificate of incorporation to
       (A) change Parent's name to "Avatech Solutions, Inc.," (B) increase the authorized Parent Common Stock, and (c) if appropriate, effectuate a reverse split of Parent Common Stock. At such meeting Parent shall call for a vote and cause proxies to be voted in respect of the approval and adoption of this Agreement, such plan and such amendment. Parent will, through its Board of Directors, recommend to its stockholders the adoption and approval of this Agreement, such plan and such amendment, and, subject to the fiduciary obligations of Parent's officers and directors, shall not withdraw, modify or change such recommendation.

    Section 5.2  PREPARATION OF THE REGISTRATION STATEMENT AND THE PROXY
STATEMENT.

    (a) PREPARATION AND FILING. The Company and Parent shall promptly prepare a Proxy Statement and Parent shall prepare and file with the SEC a Registration Statement, in which the Proxy Statement will be included as a prospectus, covering the issuance and sale of the Parent Common Stock in the Merger. Each of Parent and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities

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       Act as promptly as practicable after such filing. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Proxy Statement to its stockholders and Parent shall mail the Proxy Statement to its stockholders. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

    (b) COMMENTS. Parent will promptly notify the Company of the receipt of comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement or the Proxy Statement or for additional information, and promptly will supply the Company with copies of all correspondence between Parent and the SEC with respect thereto. If, at any time prior to the Company Stockholder Meeting or Parent Stockholder Meeting, any event should occur relating to or affecting the Company, Parent or Sub, or to their respective Subsidiaries, officers or directors, which event should be described in an amendment or supplement to the Registration Statement or the Proxy Statement, the parties promptly will inform each other and cooperate in preparing, filing and having declared effective or clearing with the SEC and, if required by applicable state securities laws, distributing to the Company's and Parent's stockholders such amendment or supplement.

    (c) INFORMATION--PARENT AND SUB. Parent and Sub represent and warrant that none of the information to be supplied in writing by Parent or Sub for inclusion or incorporation by reference in the Registration Statement or the joint proxy statement/prospectus included therein (together with any amendments or supplements thereto, the "PROXY STATEMENT") relating to the Company Stockholder Meeting and Parent Stockholder Meeting will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement, at the time of each of the Company Stockholder Meeting and Parent Company Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Parent, its officers and directors or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Parent and the Company. The Registration Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.2(c), no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference in the Proxy Statement or the Registration Statement based on information supplied in writing by the Company for inclusion or incorporation by reference therein.

    (d) INFORMATION--COMPANY. The Company represents and warrants that none of the information to be supplied in writing by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the

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       statements therein not misleading or (ii) in the case of the Proxy
       Statement, at the time of the mailing of the Proxy Statement, at the time of each of the Company Stockholder Meeting and Parent Company Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company and Parent. The Registration Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.2(d), no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement or the Registration Statement based on information supplied in writing by Parent or Sub for inclusion or incorporation by reference therein.

    Section 5.3 ACCESS TO INFORMATION; DUE DILIGENCE. Subject to any currently existing contractual and legal restrictions, during the period from the date of this Agreement through the Effective Time each of Parent and the Company shall, and shall cause each of its Subsidiaries to:

    (a) afford to the other party and the other party's accountants, counsel, financial advisors and other representatives reasonable access during normal business hours to, and permit them to make such inspections as they may reasonably require of, all of their respective properties, books, contracts, commitments and records (including engineering records and Tax Returns and the work papers of independent accountants, if available and subject to the consent of such independent accountants); and

    (b) (i) furnish promptly to the other party (A) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, and (B) all other information concerning its business, properties and personnel as the other party may reasonably request, (ii) promptly make available to the other party all personnel of it and its Subsidiaries knowledgeable about matters relevant to such inspections as reasonably requested by the other party, and (iii) provide reasonable access to its facilities and operations to enable the other party to conduct a review of the business.

    No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information obtained by either party pursuant to this Section 5.3 shall be kept confidential in accordance with the Mutual Non-Disclosure Agreement currently existing and in effect between Parent and the Company (the "CONFIDENTIALITY AGREEMENT").

    Section 5.4 RULE 145 LETTERS. The Company will use all reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable following the date hereof, from each person who may reasonably be deemed to be an affiliate of the Company for purposes of Rule 145 under the Securities Act (the "RULE 145 AFFILIATES") an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provisions of Rule 145 in a form provided by Parent and reasonably acceptable to the Company. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received pursuant to the Merger by any Rule 145 Affiliate and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a

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legend stating in substance that the shares were issued in a transaction to which Rule 145 applies and may only be transferred (i) in conformity with Rule 145 or (ii) in accordance with a written opinion of counsel, reasonably acceptable to Parent, in form and substance that such transfer is exempt from registration under the Securities Act.

    Section 5.5 STOCK EXCHANGE LISTING. Parent shall use its commercially reasonable efforts to list on AMEX, upon official notice of issuance, any and all shares of Parent Common Stock to be issued in connection with the Merger.

    Section 5.6  FEES AND EXPENSES.  Subject to the provisions of Section 7.2:
(a) all printing expenses, all expenses associated with obtaining stockholder approval, and all filing fees (including filing fees under the Securities Act, the Exchange Act, as well as applicable AMEX fees) shall be divided and borne equally between Parent and the Company; and (b) all other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses (the costs and expenses in clauses (a) and (b), to the extent they represent out-of-pocket cash expenses payable to unaffiliated third parties, shall be referred to collectively as the "TRANSACTION EXPENSES").

    Section 5.7  COMPANY STOCK OPTIONS.

    (a) TERMINATION. The Company shall take appropriate actions, in accordance with the terms of the Company Stock Option Plans, to cause all unexercised Company Stock Options to terminate immediately prior to the Effective Time.

    (b) OPTION POOL. It is the intention of the parties that, following the Merger, the number of shares of Parent Common Stock reserved for issuance upon the exercise of stock options be equal to the sum of (i) the number of shares of Parent Common Stock underlying any Parent Stock Options that remain outstanding following the Merger; and (ii) 5,800,000 shares of Parent Common Stock reserved for issuance pursuant to a new option plan to be approved at the Parent Stockholder Meeting.

    Section 5.8 REVERSE STOCK SPLIT. Between the date hereof and the date of mailing the Proxy Statement, Parent and the Company shall determine whether it is appropriate to implement a reverse split of Parent Common Stock, and, if they so determine, shall agree upon a reverse split to be presented for approval at the Parent Stockholder Meeting.

    Section 5.9 EFFORTS REQUIRED. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including: (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid or vigorously defend an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties,
(iii) enlisting the cooperation of Parent's largest stockholder, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. No party to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without

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the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, conditioned or delayed.

    Section 5.10 PUBLIC ANNOUNCEMENTS. Parent, Sub and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party. If such a press release or written public statement is required by applicable law or by AMEX rules, each party agrees to consult with the other party regarding the form and content of such release or statement prior to issuance thereof.

    Section 5.11  INDEMNIFICATION; DIRECTORS AND OFFICERS INSURANCE.

    (a) OFFICERS AND DIRECTORS. From and after the Effective Time, Parent shall indemnify and hold harmless all past and present officers and directors of Parent and each of its Subsidiaries (the "INDEMNIFIED PARTIES") to the same extent and in the same manner such persons are indemnified as of the date of this Agreement for acts or omissions occurring at or prior to the Effective Time (including indemnifying and holding harmless such persons for acts or omissions occurring at or prior to the Effective Time in respect of the Merger and the transactions contemplated thereby).

    (b) D&O INSURANCE. Parent shall provide, for an aggregate period of not less than six (6) years from the Effective Time, Parent's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O INSURANCE") that is substantially similar to Parent's existing policy at the Effective Time or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

    (c) THIRD-PARTY BENEFICIARIES. This Section 5.11 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their successors and assigns.

    Section 5.12  BOARD OF DIRECTORS, OFFICERS AND EMPLOYEES OF PARENT.

    (a) COMPANY DESIGNATED DIRECTORS. The Board of Directors of Parent will take all actions necessary such that, immediately following the Effective Time, Parent's Board of Directors shall consist of seven (7) persons, not less than two (2) of whom shall be current members of Parent's Board of Directors, and two (2) of whom (including Henry D. Felton) shall be designated by the Company.

    (b) OFFICERS AND EMPLOYEES. The Board of Directors of Parent will take all actions necessary such that, immediately following the Effective Time, Henry D. Felton shall become the Chief Executive Officer of Parent. Parent and the Company will negotiate in good faith with certain of their other officers, employees and consultants who are expected to become (or continue to be) officers, employees or consultants of Parent following the Merger for such persons to accept the positions and the terms of employment as Parent and the Company shall agree upon.

    (c) SEVERANCE AGREEMENTS. Parent shall honor its existing change of control severance agreements.

    Section 5.13 NOTIFICATION OF CERTAIN MATTERS. Parent shall use its commercially reasonable efforts to give prompt notice to the Company, and the Company shall use its commercially reasonable efforts to give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any condition or event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely (x) to cause any representation or warranty contained in this Agreement and made by it to be untrue or inaccurate in any material respect, (y) any covenant, condition or agreement contained in this Agreement and made by it not to be complied with or satisfied in all material respects, (ii) to cause

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any failure of Parent or the Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, or (z) to prevent the consummation of the Merger and other transactions contemplated hereby; (iii) any change or event which would be reasonably likely to have a Material Adverse Effect on Parent or the Company, as the case may be; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this Section 5.13 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice

    Section 5.14 LOCK-UP AGREEMENTS. Each of Parent and the Company will use all commercially reasonable efforts to obtain, as promptly as practicable following the date hereof, from each of its Significant Stockholders an executed lock-up agreement in a form provided by Parent and reasonably acceptable to the Company (a "LOCK-UP AGREEMENT"), providing that seventy-five percent (75%) of the shares of Parent Common Stock held by such stockholder immediately following the Merger may not be sold for a period of 180 days following the Effective Time. Parent will give stop transfer instructions to its transfer agent with respect to all such shares and will place an appropriate restrictive legend on the certificates representing any Parent Common Stock received pursuant to the Merger, or in substitution therefore, by any such stockholder. For purposes of this Agreement, "SIGNIFICANT STOCKHOLDER" shall mean (i) each stockholder of Parent or the Company who, immediately following the Merger, will be the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than two percent (2.0%) of the then outstanding Parent Common Stock, and (ii) each stockholder of Parent described in Section 6.1(d).

    Section 5.15 STANDSTILL AGREEMENT. The Company acknowledges that its directors, executive officers and significant stockholders shall be deemed to be in possession of material, non-public information regarding Parent as a result of the negotiation of this Agreement. Accordingly, the Company shall not, and shall use its commercially reasonable efforts to ensure that its directors, executive officers or significant stockholders shall not, directly or indirectly, purchase or otherwise acquire any ownership or other interest in Parent Common Stock until the earlier to occur of (i) the date that is ninety
(90) days after the termination of this Agreement, and (ii) the Effective Time.

                                   ARTICLE 6
                       CONDITIONS PRECEDENT TO THE MERGER

    Section 6.1  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

    (a) STOCKHOLDER APPROVAL. This Agreement shall have been duly approved by the requisite vote of (i) the stockholders of the Company in accordance with applicable law, the certificate of incorporation and bylaws of the Company and (ii) the stockholders of Parent in accordance with applicable law, the certificate of incorporation and bylaws of Parent. The stockholders of Parent shall also have duly approved the other matters described in Section 5.1(b).

    (b) STOCK LISTING. The Parent Common Stock shall continue to be listed on AMEX, and the Parent Common Stock issuable in the Merger shall have been authorized for listing on AMEX, subject to official notice of issuance.

    (c) DEBT REDUCTION. The Company shall have made appropriate arrangements to obtain debt reduction of approximately $2,000,000.

    (d) PIPE HOLDERS. The investors in the private placement of Parent Common Stock completed on February 20, 2000, shall have agreed to accept Parent Common Stock or convertible Parent Preferred Stock in exchange for their outstanding claims relating to the registration of the Parent Common Stock they acquired in such placement, on terms and conditions reasonably satisfactory to both Parent and the Company.

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    (e) CONSENTS, ETC.  All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by any Governmental Entity or any other third party, shall have been obtained, shall have been made or shall have occurred, and no rights to acquire Avatech Common Stock shall remain outstanding following the Effective Time.

    (f) REGISTRATION STATEMENT. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC. All necessary state securities or blue sky authorizations shall have been received.

    (g) NO ORDER. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of, directly or indirectly, restraining, prohibiting or restricting the Merger or any of the transactions contemplated hereby; PROVIDED, HOWEVER, that the provisions of this Section 6.1(g) shall not be available to any party whose failure to fulfill its obligations shall have been the cause of, or shall have resulted in, the enforcement or entering into of any such law, rule, regulation, executive order, decree, injunction or other order.

    (h) RIGHTS AGREEMENT. Parent shall have: (A) taken appropriate actions to ensure that the Merger will not enable or require the Rights to be exercised, distributed or triggered; or (B) redeemed all outstanding Rights and terminated the Rights Agreement.

    (i) AFFILIATE AGREEMENTS. Parent shall have received the written agreements from the Rule 145 Affiliates.

    (j) LOCK-UP AGREEMENTS.  Parent shall have received the Lock-Up Agreements.

    (k) LIMIT ON DISSENTERS. The holders of shares representing no more than 50,000 shares of outstanding Company Common Stock shall have provided notice prior to the Effective Time of their intent to exercise dissenter's rights under the DGCL.

    Section 6.2  CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE
MERGER. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions:

    (a) PERFORMANCE OF OBLIGATIONS; REPRESENTATIONS AND WARRANTIES. (i) Each of Parent and Sub shall have performed in all material respects each of its agreements and covenants contained in this Agreement required to be performed on or prior to the Effective Time, (ii) each of the representations and warranties of Parent and Sub contained in this Agreement that is qualified by materiality shall have been true and correct when made, and shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and
       (iii) each of the representations and warranties that is not so qualified shall have been true and correct in all material respects when made, and shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and the Company shall have received certificates signed on behalf of each of Parent and Sub by one of its officers to such effect.

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    (b) MATERIAL ADVERSE CHANGE.  Since the date of this Agreement, there shall have been no Material Adverse Change with respect to Parent. The Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

    (c) PQA PRODUCT. Parent shall have developed a prototype PQA product for the Autodesk Inventor or the AutoCad platform that is reasonably acceptable to the Company.

    (d) TAX OPINION. The Company shall have received the written opinion from its counsel, in form and substance reasonably satisfactory to it, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn.

    (e) AVAILABLE CASH. Parent shall have delivered to the Company a certificate of an officer of Parent certifying that, as of the close of business on a date no earlier than two business days prior to the Closing Date, the Available Cash is not less than $2,000,000. For purposes of this Agreement, "AVAILABLE CASH" means (i) sum of Parent's cash, cash equivalents and accounts receivable, minus its accounts payable (as each is determined in accordance with GAAP applied on a consistent basis), minus (ii) Parent's good faith estimate of any Transaction Expenses of Parent not reflected in such amount, minus (iii) the Company's good faith estimate, as provided to Parent on or before such date, of the total Transaction Expenses of the Company.

    Section 6.3 CONDITIONS TO OBLIGATIONS OF PARENT AND SUB TO EFFECT THE MERGER. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions:

    (a) PERFORMANCE OF OBLIGATIONS; REPRESENTATIONS AND WARRANTIES. The Company shall have performed in all material respects each of its covenants and agreements contained in this Agreement required to be performed on or prior to the Effective Time. Each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall have been true and correct when made, and shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), and each of the representations and warranties that is not so qualified shall have been true and correct in all material respects when made, and shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement. Parent shall have received a certificate signed on behalf of the Company by one of its officers to such effect.

    (b) MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall have been no Material Adverse Change with respect to the Company. Parent shall have received a certificate signed on behalf of the Company by one of its officers to such effect.

    (c) FAIRNESS OPINION. Parent shall have received the written opinion from its financial advisor dated as of dated as of a date no later than the date that the definitive Proxy Statement is first mailed or sent to the stockholders of Parent to the effect that the Merger Consideration is fair to Parent's stockholders from a financial point of view.

    (d) TAX OPINION. Parent shall have received the written opinion from its counsel, in form and substance reasonably satisfactory to it, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn.

                                   ARTICLE 7
                       TERMINATION, AMENDMENT AND WAIVER

    Section 7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of Parent and the Company, only in the following manner and upon the following events:

    (a) BY EITHER PARENT OR THE COMPANY:

        (i) if both of Parent and the Company mutually consent in writing to such termination; or

        (ii) if: (A) the Merger has not been effected on or prior to the close of business on September 30, 2002, or such later date as shall be mutually agreed upon between Parent and the Company; PROVIDED, HOWEVER, that the right to terminate this Agreement pursuant to this Section 7.1(a)(i) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; or
             (B) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall have used their commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.9) permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; and

    (b) BY PARENT:

        (i) on or before May 15, 2002, if Parent, in its sole discretion, is not satisfied with the results of its due diligence review of the Company, including but not limited to the information disclosed in the Company Letter;

        (ii) if the Company shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within ten
             (10) business days following receipt by the Company of written notice of such failure to comply, or such shorter period as may otherwise be specified herein;

       (iii) if there has been a breach of a representation, warranty, covenant or obligation of the Company that gives rise to a failure of the fulfillment of a condition of Parent's and Sub's obligations to effect the Merger pursuant to Section 6.3(a), which breach has not been cured within ten (10) business days following receipt by the Company of written notice of the breach; or

        (iv) if (A) the Board of Directors of Parent has made a determination to terminate this Agreement under the circumstances described in
             Section 4.3(d), or (B) a tender offer or exchange offer for 20% or more of the outstanding Parent Common Stock is commenced by a third party that is not an Affiliate of Parent, and the Board of Directors of Parent fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); and

    (c) BY THE COMPANY:

        (i) on or before May 15, 2002, if the Company, in its sole discretion, is not satisfied with the results of its due diligence review of Parent, including but not limited to the information disclosed in the Parent Letter;

        (ii) if either Parent or Sub shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within ten
             (10) business days following receipt by such other party of written notice of such failure to comply;

       (iii) if there has been a breach of a representation, warranty, covenant or obligation of either Parent or Sub that gives rise to a failure of the fulfillment of a condition of the Company's obligations to effect the Merger pursuant to Section 6.2(a), which breach has not been cured within ten business days following receipt by Parent of written notice of the breach; or

        (iv) if the Board of Directors of the Company has made a determination to terminate this Agreement under the circumstances described in
             Section 4.3(d).

    The right of any party hereto to terminate this Agreement pursuant to this
Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

    Section 7.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers or directors (except for the last sentence of Section 5.3, the entirety of Section 5.6 and the entirety of Section 5.15, each of which shall survive the termination); PROVIDED, HOWEVER: (i) in the event of a termination by Parent under circumstances where the Company continues to be willing and able to proceed with the Merger, then Parent shall immediately reimburse the Company for
(A) all of the Company's Transaction Expenses; and (B) up to $50,000 of the Company's actual expenses relating to its development of a marketing plan for Parent's products; (ii) in the event of a termination by the Company under circumstances where Parent continues to be willing and able to proceed with the Merger, then the Company shall immediately reimburse Parent for all of Parent's Transaction Expenses; and (iii) nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the willful breach of any covenant contained in this Agreement.

    Section 7.3 AMENDMENT. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent, but, after any such approval, no amendment shall be made which by law or the rules of AMEX, requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    Section 7.4 WAIVER. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that the parties hereto may otherwise have at law or in equity. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                   ARTICLE 8
                               GENERAL PROVISIONS

    Section 8.1 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or one day after being delivered to an overnight courier for delivery to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) PARENT OR SUB.  If to Parent or Sub, to:

       PlanetCAD Inc.
       2520 55th Street, Suite 200
       Boulder, Colorado 80301
       Attention: Joy Godesiabois

       with a copy to:
       Hogan & Hartson L.L.P.
       One Tabor Center
       1200 Seventeenth Street, Suite 1500
       Denver, Colorado 80202
       Attention: Whitney Holmes, Esq.

    (b) COMPANY.  If to the Company, to:

       Avatech Solutions, Inc.
       11403 Cronhill Drive, Suite A
       Owings Mills, Maryland 21117
       Attention: Scott Fischer

       with a copy to:
       Shapiro Sher & Guinot
       36 South Charles Street
       Suite 2000
       Baltimore, Maryland 21201
       Attention: Sheryl N. Stephenson

    Section 8.2  INTERPRETATION.

    (a) REFERENCES AND HEADINGS. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

    (b) "SUBSIDIARY(IES)" means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent or Company, as the case may be (either alone or through or together with any other Subsidiary), owns or controls, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity.

    Section 8.3 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

    Section 8.4 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 5.11.

    Section 8.5 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    Section 8.6 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors or assigns.

    Section 8.7 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

    Section 8.8 ENFORCEMENT OF THIS AGREEMENT. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof such remedy being in addition to any other remedy to which any party is entitled at law or in equity. Each party hereto irrevocably submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware. Each party hereto waives any objection based on forum non conveniens or any other objection to venue thereof.

    Section 8.9  DEFINED TERMS.  Each of the following terms is defined in the
Section identified below:

Agreement...................................................           Preamble
AMEX........................................................       Section 1.8
Available Cash..............................................     Section 6.2(e
Blue Sky Laws...............................................       Section 2.4
Certificate of Merger.......................................       Section 1.2
Certificates................................................     Section 1.6(b
Closing.....................................................      Section 1.15
Closing Date................................................      Section 1.15
Code........................................................           Recitals
Company.....................................................           Preamble
Company Balance Sheet.......................................     Section 3.5(a
Company Common Stock........................................     Section 1.5(d
Company Dissenting Shares...................................    Section 1.13(a
Company Financial Statements................................     Section 3.5(a
Company Letter..............................................     Section 3.2(b
Company Licenses............................................      Section 3.13
Company Permits.............................................       Section 3.7
Company Plan................................................    Section 2.23(c
Company Stockholder Meeting.................................     Section 5.1(a
Company Significant Contracts...............................    Section 3.10(b
Company Stock Option Plans..................................     Section 3.2(a
Company Stock Options.......................................     Section 3.2(b
Compensation Agreements.....................................    Section 2.22(a
Confidentiality Agreement...................................       Section 5.3
Constituent Corporations....................................           Preamble
DGCL........................................................       Section 1.1
D&O Insurance...............................................    Section 5.11(b
Effective Time..............................................       Section 1.2
Environmental Law...........................................    Section 2.13(a
Environmental Permit........................................    Section 2.13(a
ERISA.......................................................    Section 2.22(a
Exchange Act................................................       Section 2.4
Exchange Agent..............................................     Section 1.6(a
Exchange Fund...............................................     Section 1.6(a
Exchange Ratio..............................................     Section 1.5(c

GAAP........................................................     Section 2.6(b
Governmental Entity.........................................       Section 2.4
Hazardous Substances........................................    Section 2.13(a
Intellectual Property.......................................      Section 2.12
IRS.........................................................      Section 2.10
Indemnified Parties.........................................    Section 5.11(a
Knowledge...................................................       Section 2.9
Lock-Up Agreement...........................................      Section 5.14
Material Adverse Change.....................................       Section 2.1
Material Adverse Effect.....................................       Section 2.1
Merger......................................................           Recitals
Merger Consideration........................................     Section 1.5(d
Merger Shares...............................................     Section 1.5(d
Parent......................................................           Preamble
Parent Balance Sheet........................................     Section 2.6(c
Parent Common Stock.........................................     Section 1.5(d
Parent Letter...............................................     Section 2.2(b
Parent Licenses.............................................      Section 2.12
Parent Permits..............................................       Section 2.9
Parent Plan.................................................    Section 2.23(c
Parent Preferred Stock......................................     Section 2.2(a
Parent SEC Documents........................................     Section 2.6(a
Parent Significant Contracts................................    Section 2.22(b
Parent Stockholder Meeting..................................     Section 5.1(b
Parent Stock Option Plans...................................     Section 2.2(a
Parent Stock Options........................................     Section 2.2(b
Proxy Statement.............................................     Section 5.2(c
Registration Statement......................................       Section 2.3
Rule 145 Affiliates.........................................       Section 5.4
SEC.........................................................       Section 2.3
Securities Act..............................................       Section 2.3
Significant Stockholder.....................................      Section 5.14
Sub.........................................................           Preamble
Subsidiary(ies).............................................     Section 8.2(b
Superior Transaction........................................     Section 4.3(b
Surviving Corporation.......................................       Section 1.1
Takeover Proposal...........................................     Section 4.3(a
Tax Return..................................................      Section 2.10
Taxes.......................................................      Section 2.10
Third Party.................................................     Section 4.3(c
Transaction Expenses........................................       Section 5.6

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first above written.

                                                       PLANETCAD INC.,
                                                       a Delaware Corporation

                                                       By:             /s/ DAVID HUSHBECK
                                                            ----------------------------------------
                                                                         David Hushbeck
                                                                            PRESIDENT

                                                       RAVEN ACQUISITION CORPORATION
                                                       a Delaware Corporation

                                                       By:             /s/ DAVID HUSHBECK
                                                            ----------------------------------------
                                                                         David Hushbeck
                                                                            PRESIDENT

                                                       AVATECH SOLUTIONS INC.,
                                                       a Delaware Corporation

                                                       By:             /s/ HENRY D. FELTON
                                                            ----------------------------------------
                                                                         Henry D. Felton
                                                              CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

    AMENDMENT NO. 1, dated as of May 29, 2002 (this "AMENDMENT"), to the Agreement and Plan of Merger dated as of May 1, 2002 (the "MERGER AGREEMENT"), by and among PlanetCAD Inc., a Delaware corporation ("PARENT"), Raven Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("SUB"), and Avatech Solutions, Inc., a Delaware corporation (the "COMPANY"). Capitalized terms used but not defined herein are used as defined in the Merger Agreement.

    WHEREAS, Parent, Sub and the Company desire to amend the Merger Agreement in certain respects;

    NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants set forth herein, the parties hereby agree as follows:

    1. AMENDMENT TO SECTION 1.6(c). Section 1.6(c) of the Merger Agreement is hereby amended, effective as of the date of the Merger Agreement, to read in its entirety as follows:

        (c)  STOCK OPTIONS AND WARRANTS.  Company Stock Options (as defined in
    Section 3.2(b)) shall be governed by Section 5.7(a). Parent and the Company will make appropriate arrangements to cause each outstanding warrant to purchase Avatech Common Stock to be converted into a right to purchase that number of shares of PlanetCAD Common Stock determined by multiplying the number of shares of Avatech Common Stock subject thereto by the Exchange Ratio, at an exercise price equal to the exercise price thereof divided by the Exchange Ratio.

    2. AMENDMENT TO SECTION 5.7. Section 5.7 of the Merger Agreement is hereby amended, effective as of the date of the Merger Agreement, to read in its entirety as follows:

        Section 5.7  COMPANY STOCK OPTIONS.

        (a) ASSUMPTION. At the Effective Time, each then outstanding Company Stock Option, whether or not exercisable at the Effective Time and regardless of the exercise price thereof, will be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option (including any applicable stock option agreement or other document evidencing such Company Stock Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Each assumed Company Stock Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time, except to the extent such Company Stock Option by its terms in effect prior to the date hereof provides for acceleration of vesting. As soon as reasonably practicable following the Effective Time, Parent will issue to each person who holds an assumed Company Stock Option a document evidencing the foregoing assumption of such Company Stock Option by Parent.

        (b) INCENTIVE STOCK OPTIONS. The conversion of Company Stock Options provided for in Section 5.7(a), with respect to any options that are intended to be "incentive stock options" (as defined in Section 422 of the Code), shall be effected in a manner consistent with Section 424(a) of the Code.

        (c) FORM S-8. Parent agrees to file with the SEC under the Securities Act a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options, to the extent Form S-8 is available, as soon as is reasonably practicable after the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

        (d) OPTION POOL. It is the intention of the parties that, following the Merger, the number of shares of Parent Common Stock reserved for issuance upon the exercise of stock options be equal to the sum of (i) the number of shares of Parent Common Stock underlying the Company Stock Options assumed pursuant the Merger, (ii) the number of shares of Parent Common Stock underlying any Parent Stock Options that remain outstanding following the Merger; and (iii) 3,100,000 shares of Parent Common Stock reserved for issuance pursuant to a new option plan to be approved at the Parent Stockholder Meeting.

    3. EFFECT OF AMENDMENT. Except as and to the extent expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect in all respects.

    4. COUNTERPARTS. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    5. GOVERNING LAW. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized all as of the date first above written.

                                                       PLANETCAD INC.,
                                                       a Delaware Corporation

                                                       By:              /s/ DAVID HUSHBECK
                                                            -----------------------------------------
                                                                    David Hushbeck, PRESIDENT

                                                       RAVEN ACQUISITION CORPORATION,
                                                       a Delaware Corporation

                                                       By:              /s/ DAVID HUSHBECK
                                                            -----------------------------------------
                                                                    David Hushbeck, PRESIDENT

                                                       AVATECH SOLUTIONS, INC.,
                                                       a Delaware Corporation

                                                       By:             /s/ HENRY D. FELTON
                                                            -----------------------------------------
                                                                  Henry D. Felton, CHAIRMAN AND
                                                                     CHIEF EXECUTIVE OFFICER

                AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

    AMENDMENT NO. 2, dated as of July 17, 2002 (this "AMENDMENT"), to the Agreement and Plan of Merger dated as of May 1, 2002, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of May 29, 2002 (the "MERGER AGREEMENT"), by and among PlanetCAD Inc., a Delaware corporation ("PARENT"), Raven Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("SUB"), and Avatech Solutions, Inc., a Delaware corporation (the "COMPANY"). Capitalized terms used but not defined herein are used as defined in the Merger Agreement.

    WHEREAS, Parent, Sub and the Company desire to amend the Merger Agreement in certain respects;

    NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants set forth herein, the parties hereby agree as follows:

    1. AMENDMENT TO SECTION 1.1. Section 1.1 of the Merger Agreement is hereby amended, effective as of the date of the Merger Agreement, to delete the words "wholly-owned."

    2. AMENDMENT TO SECTION 1.5(a). Section 1.5(a) of the Merger Agreement is hereby amended, effective as of the date of the Merger Agreement, to read in its entirety as follows:

        (a) STOCK OF SUB. All issued and outstanding shares of common stock, $0.01 par value per share, of Sub shall be converted, in the aggregate, into the number of shares of common stock, $0.01 par value per share, of the Surviving Corporation equal to the number of shares of Company Common Stock outstanding immediately preceding the Closing Date.

    3. NEW SECTION 1.5(e). A new Section 1.5(e) shall be added and read in its entirety as follows:

        (e) COMPANY SUBORDINATED NOTES. The Company shall offer to exchange its outstanding five-year 10% subordinated notes for a new series of convertible preferred stock (the "Company Preferred Stock"), such stock to have terms reasonably acceptable to Parent. Such notes shall be exchanged for the Company Preferred Stock immediately following the Closing.

    4. EFFECT OF AMENDMENT. Except as and to the extent expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect in all respects.

    5. COUNTERPARTS. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    6. GOVERNING LAW. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized all as of the date first above written.

                                                       PLANETCAD INC.,
                                                       a Delaware Corporation

                                                       By:              /s/ DAVID HUSHBECK
                                                            -----------------------------------------
                                                                    David Hushbeck, PRESIDENT

                                                       RAVEN ACQUISITION CORPORATION,
                                                       a Delaware Corporation

                                                       By:              /s/ DAVID HUSHBECK
                                                            -----------------------------------------
                                                                    David Hushbeck, PRESIDENT

                                                       AVATECH SOLUTIONS, INC.,
                                                       a Delaware Corporation

                                                       By:             /s/ HENRY D. FELTON
                                                            -----------------------------------------
                                                                  Henry D. Felton, CHAIRMAN AND
                                                                     CHIEF EXECUTIVE OFFICER

                AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER

    AMENDMENT NO. 3, dated as of August 13, 2002 (this "AMENDMENT"), to the Agreement and Plan of Merger dated as of May 1, 2002, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of May 29, 2002 and Amendment No. 2 to Agreement and Plan of Merger dated as of July 17, 2002 (the "MERGER AGREEMENT"), by and among PlanetCAD Inc., a Delaware corporation ("PARENT"), Raven Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("SUB"), and Avatech Solutions, Inc., a Delaware corporation (the "COMPANY"). Capitalized terms used but not defined herein are used as defined in the Merger Agreement.

    WHEREAS, Parent, Sub and the Company desire to amend the Merger Agreement in certain respects;

    NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants set forth herein, the parties hereby agree as follows:

    1. WAIVER AND SATISFACTION OF CLOSING CONDITIONS. As of the date hereof, Parent, Sub and the Company hereby waive or deem satisfied the conditions to the Closing of the Merger in 6.1(b)(Stock Listing), 6.1(c)(Debt Reduction) and 6.2(e).

    2. AMENDMENT TO SECTION 2.2(A). The number "12,439,545" shall be changed to "12,462,858."

    3. AMENDMENT TO SECTION 6.2(B). The first sentence of Section 6.2(b) shall be deleted in its entirety and replaced with the following:

        "MATERIAL ADVERSE CHANGE. Since the date of this Agreement, except as disclosed in the updated Parent Letter dated August 13, 2002, there shall have been no Material Adverse Change with respect to Parent; provided, however, that events disclosed in the updated Parent Letter together with events occurring after the date of the updated Parent Letter, may in the aggregate constitute a Material Adverse Change."

    4. AMENDMENT TO SECTION 6.3(B). The first sentence of Section 6.3(b) shall be deleted in its entirety and replaced with the following:

        "MATERIAL ADVERSE CHANGE. Since the date of this Agreement, except as disclosed in the updated Company Letter dated August 13, 2002, there shall have been no Material Adverse Change with respect to Company; provided, however, that events disclosed in the updated Company Letter together with events occurring after the date of the updated Company Letter, may in the aggregate constitute a Material Adverse Change."

    5. AMENDMENT TO SECTION 7.1(A)(II). Section 7.1(a)(ii) of the Merger Agreement is hereby amended, effective as of the date of the Merger Agreement, to change the words "September 30" to "November 30."

    6. EFFECT OF AMENDMENT. Except as and to the extent expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect in all respects.

    7. COUNTERPARTS. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    8. GOVERNING LAW. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized all as of the date first above written.

                                                       PLANETCAD INC.,
                                                       a Delaware Corporation

                                                       By:  /s/ DAVID HUSHBECK
                                                            -----------------------------------------
                                                            David Hushbeck, President

                                                       RAVEN ACQUISITION CORPORATION,
                                                       a Delaware Corporation

                                                       By:  /s/ DAVID HUSHBECK
                                                            -----------------------------------------
                                                            David Hushbeck, President

                                                       AVATECH SOLUTIONS, INC.,
                                                       a Delaware Corporation

                                                       By:  /s/ HENRY D. FELTON
                                                            -----------------------------------------
                                                            Henry D. Felton, Chairman and Chief
                                                            Executive Officer

                                                                         ANNEX B

                     PLANETCAD STOCKHOLDER VOTING AGREEMENT

    THIS AGREEMENT, dated as of May 1, 2002 (the "Agreement"), is entered into among Avatech Solutions, Inc., a Delaware corporation (the "Company") and certain stockholders of PlanetCAD Inc., a Delaware corporation ("Parent"), whose names appear on SCHEDULE I hereto (collectively, the "Stockholders").

                                  WITNESSETH:

    WHEREAS, on May 1, 2002, Parent, Raven Acquisition Corporation, a Delaware corporation ("Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for, upon the terms and subject to the conditions set forth therein, the merger of Sub with and into the Company (the "Merger");

    WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Parent Common Stock set forth opposite such Stockholder's name on SCHEDULE I hereto (the "Owned Shares");

    WHEREAS, as a condition to the Company's obligations under the Merger Agreement, the Company has required that the Stockholders enter into this Agreement; and

    WHEREAS, in order to induce the Company to consummate the Merger, the Stockholders are willing to enter into this Agreement.

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and each of the Stockholders, severally and not jointly, hereby agree as follows:

                                   ARTICLE I
                         TRANSFER AND VOTING OF SHARES;
                      OTHER COVENANTS OF THE STOCKHOLDERS

    1.1. VOTING OF SHARES. Each Stockholder agrees, at any meeting of the stockholders of Parent, however called, and in any action by consent of the stockholders of Parent, that such Stockholder shall vote the Owned Shares
(i) in favor of the approval and adoption of the Merger Agreement (as amended from time to time) and (ii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for the Company or its nominees to vote such Owned Shares directly solely with respect to the matters referred to in this Section 1.1.

    1.2. NO INCONSISTENT ARRANGEMENTS. Except as contemplated by this Agreement, each Stockholder shall not during the term of this Agreement
(i) transfer (which term shall include, without limitation, any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of such Stockholder's Owned Shares or any interest therein, or create or permit to exist any Encumbrance (as defined below) on such Owned Shares unless such transfer or Encumbrance is done subject to the voting requirements set forth in Section 1.1 and subject to any such transferee or the beneficiary of any such Encumbrance executing a Proxy (as defined below),
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Owned Shares or any interest therein on terms that would, at the time of entering into such contract, option or other agreement or understanding or with the passage of time, violate clause (i) above, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Owned Shares, (iv) deposit such Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Owned Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby or by the Merger Agreement. Notwithstanding anything in this Agreement to the contrary, each Stockholder may transfer all or any of such Stockholder's Owned Shares to any trust, partnership or similar vehicle formed for estate, tax or family planning purposes of which such Stockholder controls the vote, provided that as a condition of such transfer, such Stockholder notifies the Company and provides the Company with documentation reasonably satisfactory to the Company as to the consent of the transferee to be bound by all of the provisions of this Agreement.

    1.3. PROXY. Each Stockholder hereby revokes any and all prior proxies or powers-of-attorney in respect of any of the Owned Shares and constitutes and agrees to execute the proxy in the form attached hereto as EXHIBIT A (the "Proxy").

    1.4. STOP TRANSFER. Each Stockholder shall not request that Parent register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Owned Shares, unless such transfer is made in compliance with this Agreement and acknowledges that Parent and the Company may notify Parent's transfer agent of the terms hereof.

    1.5. DISCLOSURE. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) its identity and ownership of the Owned Shares and the nature of its commitments, arrangements and understandings under this Agreement.

                                   ARTICLE II
               REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER

    Each Stockholder hereby represents and warrants to the Company as follows:

    2.1. DUE AUTHORIZATION, ETC. Such Stockholder has all requisite personal or corporate power and authority to execute, deliver and perform this Agreement, to appoint the Company as its Proxy and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, the appointment of the Company as Stockholder's Proxy and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly executed and delivered by or on behalf of such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws and except that the. availability of equitable remedies, including specific performance, is subject to the, discretion of the court before which any proceeding for such remedy may be brought.

    2.2.  NO CONFLICTS; REQUIRED FILINGS AND CONSENTS.

    (a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not conflict with or violate any document, agreement, law, regulation or order to which such Stockholder is subject or by which such Stockholder or any of such Stockholder's assets is bound or affected.

    (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than any necessary filing under the Exchange Act), domestic or foreign, except where the failure to obtain such consents, approvals, authorizations at permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder's obligations under this Agreement.

    2.3. TITLE TO SHARES. Such Stockholder is the sole record and beneficial owner of the Owned Shares, free and clear of any pledge, lien, security interest, mortgage, charge, claim, equity, option, proxy, voting restriction, voting trust or agreement, understanding, arrangement, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind ("Encumbrances"), other than restrictions imposed by the securities laws or pursuant to this Agreement or the Merger Agreement or as otherwise disclosed by such Stockholder to the Company.

                                  ARTICLE III
                                 MISCELLANEOUS

    3.1. DEFINITIONS. Terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement.

    3.2. TERMINATION. This Agreement shall terminate and be of no further force and effect (i) by the unanimous written consent of the parties hereto or
(ii) automatically and without any required action of the parties hereto upon
(x) the Effective Time or (y) the termination of the Merger Agreement in accordance with its terms. No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

    3.3. FURTHER ASSURANCE. From time to time, at another party's request and without consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transaction contemplated by this Agreement. Each Stockholder understands and acknowledges that the Company is proceeding with the Merger in reliance upon each Stockholder's execution and delivery of this Agreement.

    3.4. CERTAIN EVENTS. Each Stockholder agrees that this Agreement and such Stockholder's obligations hereunder shall attach to such Stockholder's Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, guardians, administrators, or successors. Notwithstanding any transfer of Owned Shares, the transferor shall remain liable for the performance of all its obligations under this Agreement.

    3.5. NO WAIVER. The failure of any party hereto to exercise any right, power, or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance. Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other parties hereto with any of their agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

    3.6. SPECIFIC PERFORMANCE. Each Stockholder acknowledges that if such Stockholder fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to the Company for which money damages would not be an adequate remedy. In such event, each Stockholder agrees that the Company shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if the Company should institute an action or proceeding seeking specific enforcement of the provisions hereof, each Stockholder hereby waives the claim or defense that the Company has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Each Stockholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

    3.8. EXPENSES. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

    3.9. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

    3.10. ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement constitutes the entire agreement and supersedes any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and this Agreement is not intended to confer upon any other person any rights or remedies hereunder.

    3.11. ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise.

    3.12. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State.

    3.13. AMENDMENT. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    3.14. COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

                            [SIGNATURE PAGE FOLLOWS]

    IN WITNESS WHEREOF, the Company and the Stockholders have caused this Agreement to be executed as of the date first written above.

                                                       AVATECH SOLUTIONS, INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name:
                                                                  ------------------------------------
                                                            Title:
                                                                  ------------------------------------

                                                       STOCKHOLDERS

                                                            -----------------------------------------
                                                            Print Name:
                                                                        -------------------------------

                                   SCHEDULE I

NAME AND ADDRESS OF STOCKHOLDER                NUMBER OF SHARES BENEFICIALLY OWNED
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------

                                   EXHIBIT A
                               IRREVOCABLE PROXY

    By its execution hereof, and in order to secure its obligations under the PlanetCAD Stockholder Voting Agreement (the "Voting Agreement") of even date herewith among Avatech Solutions, Inc., a Delaware corporation (the "Company"), and certain stockholders of PlanetCAD Inc., a Delaware corporation ("Parent"), the undersigned (the "Stockholder") hereby irrevocably constitutes and appoints the Company and its successors and assigns, with full power of substitution and resubstitution, from the date hereof to the termination of the Voting Agreement, as such Stockholder's true and lawful attorney and proxy (its "Proxy"), for and in such Stockholder's name, place and stead, to demand that the Secretary call a special meeting of Stockholders of the Company for the purpose of considering any action related to the Merger Agreement and to vote each of the Owned Shares of the Stockholder as such Stockholder's Proxy at every annual, special or adjourned meeting of stockholders of Parent, and to sign on behalf of such Stockholder (as a Stockholder of Parent) any ballot, proxy, consent, certificate or other document relating to Parent that law permits or requires, in a manner consistent with Section 1.1 of the Voting Agreement. This Proxy is coupled with an interest and the Stockholder intends this Proxy to be irrevocable to the fullest extent permitted by law. The Stockholder hereby revokes any proxy previously granted by such Stockholder with respect to the Owned Shares. Capitalized terms used but not defined herein shall have the meaning set forth in the Voting Agreement. The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in the Company, or any of its nominees, the power to carry out and give effect to the provisions of this Proxy.

    IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Proxy this
   day of          , 2002.

                                          Name:
                                          --------------------------------------

                                          Address:

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                                                         ANNEX C

                      AVATECH STOCKHOLDER VOTING AGREEMENT

    THIS AGREEMENT, dated as of May 1, 2002 (the "Agreement"), is entered into among PlanetCAD Inc., a Delaware corporation ("Parent"), and certain stockholders of Avatech Solutions, Inc., a Delaware corporation (the "Company"), whose names appear on SCHEDULE I hereto (collectively, the "Stockholders").

                                  WITNESSETH:

    WHEREAS, on May 1, 2002, Parent, Raven Acquisition Corporation, a Delaware corporation ("Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for, upon the terms and subject to the conditions set forth therein, the merger of Sub with and into the Company (the "Merger");

    WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Company Common Stock set forth opposite such Stockholder's name on SCHEDULE I hereto (the "Owned Shares");

    WHEREAS, as a condition to Parent's obligations under the Merger Agreement, Parent has required that the Stockholders enter into this Agreement; and

    WHEREAS, in order to induce Parent to consummate the Merger, the Stockholders are willing to enter into this Agreement.

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and each of the Stockholders, severally and not jointly, hereby agree as follows:

                                   ARTICLE I
                         TRANSFER AND VOTING OF SHARES;
                      OTHER COVENANTS OF THE STOCKHOLDERS

    1.1. VOTING OF SHARES. Each Stockholder agrees, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, that such Stockholder shall vote the Owned Shares
(i) in favor of the approval and adoption of the Merger Agreement (as amended from time to time) and (ii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for Parent or its nominees to vote such Owned Shares directly solely with respect to the matters referred to in this
Section 1.1.

    1.2. NO INCONSISTENT ARRANGEMENTS. Except as contemplated by this Agreement, each Stockholder shall not during the term of this Agreement
(i) transfer (which term shall include, without limitation, any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of such Stockholder's Owned Shares or any interest therein, or create or permit to exist any Encumbrance (as defined below) on such Owned Shares unless such transfer or Encumbrance is done subject to the voting requirements set forth in Section 1.1 and subject to any such transferee or the beneficiary of any such Encumbrance executing a Proxy (as defined below),
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Owned Shares or any interest therein on terms that would, at the time of entering into such contract, option or other agreement or understanding or with the passage of time, violate clause (i) above, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Owned Shares, (iv) deposit such Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Owned Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby or by the Merger Agreement. Notwithstanding anything in this Agreement to the contrary, each Stockholder may transfer all or any of such Stockholder's Owned Shares to any trust, partnership or similar vehicle formed for estate, tax or family planning purposes of which such Stockholder controls the vote, provided that as a condition of such transfer, such Stockholder notifies Parent and provides the Parent with documentation reasonably satisfactory to Parent as to the consent of the transferee to be bound by all of the provisions of this Agreement.

    1.3. PROXY. Each Stockholder hereby revokes any and all prior proxies or powers-of-attorney in respect of any of the Owned Shares and constitutes and agrees to execute the proxy in the form attached hereto as EXHIBIT A (the "Proxy").

    1.4. STOP TRANSFER. Each Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Owned Shares, unless such transfer is made in compliance with this Agreement and acknowledges that Parent and the Company may notify the Company's transfer agent of the terms hereof.

    1.5. DISCLOSURE. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) its identity and ownership of the Owned Shares and the nature of its commitments, arrangements and understandings under this Agreement.

                                   ARTICLE II
               REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER

    Each Stockholder hereby represents and warrants to Parent as follows:

    2.1. DUE AUTHORIZATION, ETC. Such Stockholder has all requisite personal or corporate power and authority to execute, deliver and perform this Agreement, to appoint Parent as its Proxy and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, the appointment of Parent as Stockholder's Proxy and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly executed and delivered by or on behalf of such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws and except that the. availability of equitable remedies, including specific performance, is subject to the, discretion of the court before which any proceeding for such remedy may be brought.

    2.2.  NO CONFLICTS; REQUIRED FILINGS AND CONSENTS.

    (a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not conflict with or violate any document, agreement, law, regulation or order to which such Stockholder is subject or by which such Stockholder or any of such Stockholder's assets is bound or affected.

    (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than any necessary filing under the Exchange Act), domestic or foreign, except where the failure to obtain such consents, approvals, authorizations at permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder's obligations under this Agreement.

    2.3. TITLE TO SHARES. Such Stockholder is the sole record and beneficial owner of the Owned Shares, free and clear of any pledge, lien, security interest, mortgage, charge, claim, equity, option, proxy, voting restriction, voting trust or agreement, understanding, arrangement, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind ("Encumbrances"), other than restrictions imposed by the securities laws or pursuant to this Agreement or the Merger Agreement or as otherwise disclosed by such Stockholder to Parent.

                                  ARTICLE III
                                 MISCELLANEOUS

    3.1. DEFINITIONS. Terms used but not otherwise defined in this Agreement have the meanings ascribed to such terms in the Merger Agreement.

    3.2. TERMINATION. This Agreement shall terminate and be of no further force and effect (i) by the unanimous written consent of the parties hereto or
(ii) automatically and without any required action of the parties hereto upon
(x) the Effective Time, (y) any amendment to the Merger Agreement that materially and adversely affects the economic interest of the stockholders, or
(z) the termination of the Merger Agreement in accordance with its terms. No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

    3.3. FURTHER ASSURANCE. From time to time, at another party's request and without consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transaction contemplated by this Agreement. Each Stockholder understands and acknowledges that Parent is proceeding with the Merger in reliance upon each Stockholder's execution and delivery of this Agreement.

    3.4. CERTAIN EVENTS. Each Stockholder agrees that this Agreement and such Stockholder's obligations hereunder shall attach to such Stockholder's Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, guardians, administrators, or successors. Notwithstanding any transfer of Owned Shares, the transferor shall remain liable for the performance of all its obligations under this Agreement.

    3.5.  NO WAIVER   The failure of any party hereto to exercise any right,
power, or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance. Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other parties hereto with any of their agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

    3.6. SPECIFIC PERFORMANCE. Each Stockholder acknowledges that if such Stockholder fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to Parent for which money damages would not be an adequate remedy. In such event, each

Stockholder agrees that Parent shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if Parent should institute an action or proceeding seeking specific enforcement of the provisions hereof, each Stockholder hereby waives the claim or defense that Parent has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Each Stockholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

    3.8. EXPENSES. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

    3.9. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

    3.10. ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement constitutes the entire agreement and supersedes any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and this Agreement is not intended to confer upon any other person any rights or remedies hereunder.

    3.11. ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise.

    3.12. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State.

    3.13. AMENDMENT. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    3.14. COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

                            [SIGNATURE PAGE FOLLOWS]

    IN WITNESS WHEREOF, Parent and the Stockholders have caused this Agreement to be executed as of the date first written above.

                                                       PLANETCAD INC.

                                                       By:
                                                            -----------------------------------------
                                                            Name: -----------------------------------
                                                            Title:
                                                            ------------------------------------

                                                       STOCKHOLDERS

                                                            -----------------------------------------
                                                            Print Name: ------------------------------

                                   SCHEDULE I

NAME AND ADDRESS OF STOCKHOLDER                NUMBER OF SHARES BENEFICIALLY OWNED
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------

                                   EXHIBIT A
                               IRREVOCABLE PROXY

    By its execution hereof, and in order to secure its obligations under the Avatech Stockholder Voting Agreement (the "Voting Agreement") of even date herewith among PlanetCAD Inc., a Delaware corporation ("Parent"), and certain stockholders of Avatech Solutions, Inc., a Delaware corporation (the "Company"), the undersigned (the "Stockholder") hereby irrevocably constitutes and appoints Parent and its successors and assigns, with full power of substitution and resubstitution, from the date hereof to the termination of the Voting Agreement, as such Stockholder's true and lawful attorney and proxy (its "Proxy"), for and in such Stockholder's name, place and stead, to demand that the Secretary call a special meeting of Stockholders of the Company for the purpose of considering any action related to the Merger Agreement and to vote each of the Owned Shares of the Stockholder as such Stockholder's Proxy at every annual, special or adjourned meeting of Stockholders of the Company, and to sign on behalf of such Stockholder (as a Stockholder of the Company) any ballot, proxy, consent, certificate or other document relating to the Company that law permits or requires, in a manner consistent with Section 1.1 of the Voting Agreement. This Proxy is coupled with an interest and the Stockholder intends this Proxy to be irrevocable to the fullest extent permitted by law. The Stockholder hereby revokes any proxy previously granted by such Stockholder with respect to the Owned Shares. Capitalized terms used but not defined herein shall have the meaning set forth in the Voting Agreement. The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Parent, or any of its nominees, the power to carry out and give effect to the provisions of this Proxy.

    IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Proxy this
   day of          , 2002.

                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Address:

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                                                         ANNEX D

    Set forth below is Section 262 of the General Corporation Law of the State of Delaware regarding appraisal rights.

    262 APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251 (other than a merger effected pursuant to Section251(g) of this title), Section252, Section254, Section257, Section258, Section263 or Section264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective;

        (2) If the merger or consolidation was approved pursuant to Section228 or Section253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
    (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX E

[LETTERHEAD OF ALLIANT PARTNERS]

PERSONAL & CONFIDENTIAL

May 1, 2002

Board of Directors
PlanetCAD Inc.
2520 55th Street, Suite 200
Boulder, CO 80301

Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of PlanetCAD Inc. ("PlanetCAD" or the "Company") of the consideration to be provided by PlanetCAD to the stockholders of Avatech Solutions, Inc. ("Avatech") in connection with the proposed merger (the "Merger") between Avatech and a subsidiary of PlanetCAD ("NewCo"). As contemplated in the Agreement and Plan of Merger (the "Agreement") dated May 1, 2002, among PlanetCAD, NewCo and Avatech, as a result of the Merger, at Closing each share of Avatech common stock will be exchanged for a number of shares of PlanetCAD common stock based on the Exchange Ratio. The Exchange Ratio is determined by dividing the Merger Shares, equal to three times the number of PlanetCAD common shares outstanding at Closing by the number of Avatech common shares outstanding at Closing. Post-Merger, current PlanetCAD stockholders will hold 25% of the outstanding common stock of the joint entity and Avatech stockholders will hold 75%.

    The actual number of shares of PlanetCAD common stock that would be issued or be issuable in exchange for all outstanding securities of Avatech is calculable only upon consummation of the Merger. Nevertheless, assuming that the Merger were to be consummated today, 44,479,931 shares of PlanetCAD common stock would be issued or issuable in exchange for all outstanding common shares of Avatech. Based on the number of Avatech common shares outstanding as of today's date of 5,990,158, the Exchange Ratio is calculated to be 7.43x.

    Based on information available as of today's date, it is assumed that no Avatech or PlanetCAD stock options or warrants will be exercised and converted to common shares prior to Closing. Accordingly, no common shares underlying these stock options or warrants have been included in the calculation of the Merger Shares number or the Exchange Ratio. An option pool of 5.8 million common shares of PlanetCAD is to be reserved for issuance pursuant to a new option plan to be implemented following the Merger. An option pool is also being held for certain PlanetCAD stock options that are to remain outstanding following the Merger. Per the Agreement, all Avatech stock options will be cancelled immediately prior to Closing and each outstanding warrant to purchase Avatech common stock will be converted into a right to purchase shares of PlanetCAD common stock based on the Exchange Ratio.

    For purposes of the opinion set forth herein, we have:

    (a) Discussed the past and current operations, financial condition and prospects for PlanetCAD with senior executives of PlanetCAD and Avatech;

    (b) Discussed with the senior executives of PlanetCAD and Avatech the strategic objectives of the Merger;

    (c) Reviewed certain audited and internal financial statements and other financial and operating data concerning Avatech prepared by Avatech management;

    (d) Compared the financial performance of Avatech with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

    (e) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of companies comparable to Avatech;

    (f) Assessed Avatech's value based upon a forecast of future cash flows using a discounted cash flow analysis;

    (g) Reviewed certain audited and internal financial statements and other financial and operating data concerning PlanetCAD prepared by the management of PlanetCAD;

    (h) Reviewed public financial statements and other information concerning PlanetCAD;

    (i) Compared the financial performance of PlanetCAD with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

    (j) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of companies comparable to PlanetCAD;

    (k) Assessed PlanetCAD's value based upon a forecast of future cash flows using a discounted cash flow analysis;

    (l) Assessed PlanetCAD's and Avatech's relative contribution to the combined entity based on financial performance;

    (m) Reviewed the Agreement and certain related documents and discussed the proposed terms of the Merger with senior executives of PlanetCAD and Avatech; and

    (n) Performed such other analyses and considered such other factors and information as we have deemed appropriate.

    For the purposes of this opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us or discussed with us and have further relied upon the assurances of the managements of PlanetCAD and Avatech that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to the financial projections of PlanetCAD and Avatech, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the respective Companies. The financial and other information regarding PlanetCAD and Avatech reviewed by or discussed with Alliant Partners in connection with the rendering of this opinion was limited to information provided by PlanetCAD management and Avatech management and certain discussions with both PlanetCAD and Avatech regarding the Companies' respective financial condition and future prospects as well as the strategic objectives of the Merger. In addition, we have assumed that the Merger will be consummated in a timely fashion as a tax-free exchange of stock, in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of either PlanetCAD or Avatech, nor have we been furnished with any such appraisals. Our opinion is necessarily based on the economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    Our opinion addresses only the fairness of the consideration to be provided to Avatech, from a financial point of view, and we do not express any views on any other terms of the proposed Merger or the business or economic bases underlying the Agreement. We are not expressing any opinion as to what the value of the PlanetCAD common stock actually will be when issued in the Merger or the price at which the PlanetCAD common stock will trade subsequent to the announcement of the execution of the Agreement or the effective time of the Merger. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company or the allocation, if any, of the total consideration among equity holders; nor does it address the underlying business decision of the Company to proceed with the Merger. Alliant Partners' advisory services and this opinion are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement. This opinion does not constitute a recommendation as to how any holder of Company shares should vote with respect to such transaction.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the total consideration to be provided by PlanetCAD to the stockholders of Avatech pursuant to the Merger Agreement is fair, from a financial point of view, to PlanetCAD stockholders.

Very truly yours,

/s/ Alliant Partners

Alliant Partners

                                                                         ANNEX F

                                PLANETCAD, INC.
                             2002 STOCK OPTION PLAN

    1. DEFINITIONS. As used in this PlanetCAD, Inc 2002 Stock Option Plan, the following terms shall have the following meanings:

        (a) "Affiliate" means any affiliate of the Company within the meaning of 17 CFR Section230.405.

        (b) "Avatech" means Avatech Solutions, Inc., a Delaware corporation.

        (c) "Board of Directors" or "Board" means the Company's board of directors.

        (d) "Change in Control" shall mean:

           (i) The acquisition, after the Effective Date, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more (on a fully diluted basis) of either (A) the then outstanding shares of Stock, taking into account as outstanding for this purpose such shares issuable upon the exercise of options or warrants, the conversion of convertible shares or debt, and the exercise of any similar right to acquire shares (the "Outstanding Company Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors or member managers (the "Outstanding Company Voting Securities"); PROVIDED, HOWEVER, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (X) any acquisition by the Company or any Affiliate, (Y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or (Z) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and
       (C) of Section 1(d)(iii); or

           (ii) Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; PROVIDED, HOWEVER, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election, by the directors then comprising the Incumbent Board, was approved by a vote of at least a majority of the Company's stockholders shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

          (iii) Consummation, after the Effective Date, of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination,
       (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 65% of the then outstanding shares of common stock or interests and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation or other entity resulting from such Business Combination (including, without limitation, a corporation or entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, and (B) no Person (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or such corporation resulting from such Business Combination or any affiliate of such corporation) beneficially owns, directly or indirectly, 35% or more (on a fully diluted basis) of, respectively, the then outstanding shares of common stock or interests of the corporation or entity resulting from such Business Combination, taking into account as outstanding for this purpose such common stock or interests issuable upon the exercise of options or warrants, the conversion of convertible stock, interests or debt, and the exercise of any similar right to acquire such common stock or interests, or the combined voting power of the then outstanding voting securities of such corporation or other entity except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors or equivalent governing body of the corporation or other entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

           (iv) Approval by the stockholders or equity holders of the Company of a complete liquidation or dissolution of the Company.

        (e) "Code" means the Internal Revenue Code of 1986, as amended.

        (f) "Committee" means such committee comprised solely of two or more independent people as the Board of Directors may appoint to administer the Plan, or if such committee has not been appointed, the full Board of Directors, provided, however, that a committee comprised solely of two or more independent people shall be required for the issuance of Options intended to qualify as performance based compensation under Section 162(m) of the Code.

        (g) "Company" means PlanetCAD, Inc., a Delaware corporation, to be renamed "Avatech Solutions, Inc.", upon the closing of the Merger, and its subsidiaries.

        (h) "Effective Date" shall have the meaning ascribed to it in
    Section 21 hereof.

        (i) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        (j) "Fair Market Value" on a given date means (i) if the Stock is listed on a national securities exchange, the mean between the highest and lowest sale prices reported as having occurred on the primary exchange with which the Stock is listed and traded on the date prior to such date, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported; (ii) if the Stock is not listed on any national securities exchange but is quoted in the National Market System of the National Association of Securities Dealers Automated Quotation System on a last sale basis, the average between the high bid price and low ask price reported on the date prior to such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or
    (iii) if the Stock is not listed on a national securities exchange nor quoted in the National Market System of the National Association of Securities Dealers Automated Quotation System on a last sale basis, the amount determined by the Committee to be the fair market value based upon a good faith attempt to value the Stock accurately and computed in accordance with applicable regulations of the Internal Revenue Service; or (iv) in the event of a Change in Control which results in receipt of value by the stockholders, then the same amount received by the stockholders.

        (k) "Grant Date" means the date on which an Option is granted, as specified in Section 7.

        (l) "Incentive Option" means an Option which by its terms is intended to be treated as an "incentive stock option" within the meaning of Section 422 of the Code.

        (m) "Merger" means the proposed merger with Avatech, pursuant to that certain Agreement and Plan of Merger dated May 1, 2002 among the Company, Raven Acquisition Company and Avatech.

        (n) "Nonemployee Director" means a director of the Company who is not an officer or employee of the Company and who is (i) a "nonemployee director" within the meaning of Rule 16b-3 under the Exchange Act, or any successor rule or regulation and (ii) an "outside director" within the meaning of
    Section 162(m) of the Code; PROVIDED, HOWEVER, that clause (ii) shall apply only with respect to grants of Options intended by the Committee to qualify as "performance-based compensation" under Section 162(m) of the Code.

        (o) "Nonstatutory Option" means any Option that is not an Incentive Option.

        (p) "Option" means an option to purchase shares of the Stock granted under the Plan.

        (q) "Option Agreement" means an agreement between the Company and an Optionee, setting forth the terms and conditions of an Option.

        (r) "Option Period" shall have the meaning ascribed to it in Section 9 hereof.

        (s) "Option Price" means the price paid or to be paid by an Optionee for a share of Stock upon exercise of an Option.

        (t) "Optionee" means a person eligible to receive an Option, as provided in Section 6, to whom an Option shall have been granted under the Plan.

        (u) "Plan" means this 2002 Stock Option Plan of the Company.

        (v) "Securities Act" means the Securities Act of 1933, as amended.

        (w) "Stock" means common stock, par value $0.01 per share, of the Company.

        (x) "Subsidiary" means any subsidiary of the Company as defined in
    Section 424(f) of the Code.

        (y) "Ten Percent Owner" means a person who owns, or is deemed within the meaning of Section 422(b)(6) of the Code to own, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or its parent or subsidiary corporations). Whether a person is a Ten Percent Owner shall be determined with respect to each Option based on the facts existing on the Grant Date of such Option.

    2. PURPOSE. The Plan is intended to encourage ownership of the Stock by employees and members of the board of directors of the Company and to provide additional incentive for them to promote the success of the Company's business. The Plan is intended to provide for the grant of Incentive Options and Nonstatutory Options.

    3. TERM OF THE PLAN. The expiration date of the Plan, after which no Options may be granted hereunder, shall be the date that is ten years following the Effective Date; PROVIDED, HOWEVER, that the administration of the Plan shall continue in effect until all matters relating to the payment or exercise of Options previously granted have been settled.

    4.  ADMINISTRATION.

        (a) The Plan shall be administered by the Committee. Unless otherwise determined by the Board of Directors, each member of the Committee shall, at the time he takes any action with respect to an Option under the Plan, be a Nonemployee Director. The majority of the members of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee.

        (b) Subject to the provisions of the Plan (including, without limitation, the provisions of Sections 8 and 9) and any Option Agreement, the Committee shall have complete authority, in its discretion, to make the following determinations with respect to each Option to be granted by the
    Company: (i) the employee or director to receive the Option; (ii) whether the Option (if granted to an employee) will be an Incentive Option or a Nonstatutory Option; (iii) the time of granting the Option; (iv) subject to
    Section 5, the number of shares of the Stock subject to the Option; (v) the Option Price; (vi) the vesting schedule, if any, over which the Option shall become exercisable; (vii) the expiration date of the Option (which may not be more than ten (10) years after the date of grant thereof); and
    (viii) the restrictions, if any, to be imposed upon transfer of shares of the Stock purchased by the Optionee upon the exercise of the Option. The Committee shall have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective Option Agreements (which need not be identical), and to make all other determinations necessary or advisable for the administration of the Plan. The Committee's determination on the matters referred to in this Section 4 shall be conclusive.

    5.  STOCK SUBJECT TO THE PLAN.  The Plan covers       shares of the Stock,
subject, however, to the provisions of Section 11 of the Plan. All of the shares of the Stock covered by the Plan may be granted, at the Committee's discretion, as performance-based compensation pursuant to Section 162(m) of the Code. The number of shares of the Stock purchased pursuant to the exercise of Options and the number of shares of the Stock subject to outstanding Options shall be charged against the shares covered by the Plan; but shares of the Stock subject to Options which terminate without being exercised shall not be so charged. Shares of the Stock to be issued upon the exercise of Options may be either authorized but unissued shares or shares held by the Company in its treasury. During any calendar year no person may be granted Options with respect to more
than       shares of Stock.

    6. ELIGIBILITY. Options may be granted to persons who are, at the time of grant, an employee, member of the Board of Directors, or a consultant of the Company; PROVIDED, HOWEVER, that only employees may be granted Incentive Options.

    7. DISCRETIONARY GRANT OF STOCK OPTIONS. The Committee is authorized to grant one or more Incentive Options or Nonstatutory Options to any person who meets the eligibility requirements of Section 6. Each Option so granted shall be subject to the provisions of the Plan, or to such other conditions as may be reflected in the applicable Option Agreement.

    8. OPTION PRICE. The Option Price per share of Stock for each Option shall be set by the Committee at the time of grant but shall not be less than, in the case of an Incentive Option, 100% of the Fair Market Value of the Stock on the Grant Date, or not less than 110% of the Fair Market Value of the Stock on the Grant Date if the Optionee is a Ten Percent Owner; PROVIDED, HOWEVER, that all Options intended to qualify as "performance-based compensation" under
Section 162(m) of the Code shall have an Option Price per share of Stock no less than the Fair Market Value of a share of Stock on the Grant Date.

    9. OPTION PERIOD. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the "Option Period"); PROVIDED, HOWEVER, that no Incentive Option may be exercised later than the fifth anniversary of the Grant Date if the Optionee is a Ten Percent Owner; FURTHER, PROVIDED, HOWEVER, that notwithstanding any vesting dates set by the Committee, the Committee may in its sole discretion accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of any such Option other than with respect to exercisability. If an Option is exercisable in installments, such installments or portions thereof which become exercisable shall remain exercisable until the Option expires.

    10. $100,000 PER YEAR LIMITATION FOR INCENTIVE STOCK OPTIONS. To the extent the aggregate Fair Market Value (determined as of the Grant Date) of Stock for which Incentive Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company and its Subsidiaries) exceeds $100,000, such excess Incentive Options shall be treated as Nonstatutory Options.

    11.  MANNER OF EXERCISE AND FORM OF PAYMENT.

        (a) The Options shall be exercised by delivering written notice to the Company stating the number of shares of Stock to be purchased, the person or persons in whose name the shares of Stock are to be registered and each such person's address and social security number. Such notice shall not be effective unless accompanied by the full purchase price for all shares to be purchased, and any applicable withholding (as described below). The purchase price shall be payable in cash or, in the discretion of the Committee, in shares of Stock, by any other means or method acceptable to the Committee or any combination thereof; provided that the Optionee may use Stock in payment of the exercise price only if the shares so used are considered "mature" for purposes of generally accepted accounting principles, I.E., (i) have been held by the Optionee free and clear for at least six months prior to the use thereof to pay part of an Option exercise price, (ii) have been purchased by the Optionee on the open market, or (iii) meet any other requirements for "mature" shares as may exist on the date of the use thereof to pay part of an Option exercise price. Payment in currency or by certified or cashier's check shall be considered payment in cash. In the event that all or part of the purchase price is paid in shares of Stock, the shares used in payment shall be valued at their Fair Market Value on the date of exercise of the relevant Options. Subject to, and promptly after, the Optionee's compliance with all of the provisions of this Section 11, the Company shall deliver or cause to be delivered to the Optionee a certificate for the number of shares of the Stock then being purchased by him or her. If any law or applicable regulation of the Securities and Exchange Commission or other body having jurisdiction in the premises shall require the Company or the Optionee to take any action in connection with shares of the Stock being purchased upon exercise of the Option, exercise of the Option and delivery of the certificate or certificates for such shares (including, without limitation, any exercise of the Option and delivery of the certificate or certificate for such shares in accordance with the procedures set forth in
    Section 11(c) below) shall be postponed until completion of the necessary action, which shall be taken at the Company's expense. The number of shares of Stock subject to each outstanding Option shall be reduced by one share for each share of the Stock purchased upon exercise of the Option.

        (b) The Company's obligation to deliver shares of Stock upon exercise of an Option shall be subject to the Optionee's satisfaction of all applicable federal, state and local income and employment tax withholding obligations.

        (c) In lieu of the methods of exercise described in
    Section 11(a) above, an Optionee may, unless prohibited by applicable law, elect to effect payment by including with the written notice of exercise referred to in Section 11(a) above, instructions to the Company to treat the Optionee as exercising the Option for the aggregate number of shares determined as follows: (i) the number of shares to be issued to the Optionee, and (ii) that number of shares so that the aggregate difference between the full market value of a share and the Option Exercise Price is equal to the aggregate Option Exercise Price for the shares referred to in clause (i).

    12. TRANSFERABILITY OF OPTIONS. Unless specifically allowed by the Committee and set forth in an Option Agreement, Options shall not be transferable, otherwise than by will or the laws of descent and distribution, and may be exercised during the life of the Optionee only by the Optionee.

    13. TERMINATION OF EMPLOYMENT. If an Optionee ceases to be an employee of the Company or a Subsidiary for any reason other than disability (within the meaning of Section 22(e)(3) of the Code) or death of an Optionee, any Option held by that Optionee may be exercised by the Optionee at any time within 3 months after the termination of such relationship, but only to the extent exercisable at termination and in no event after the Option Period. If an Optionee terminates employment because of disability (as defined above) or dies, any Option held by that Optionee may be exercised by the Optionee or the Optionee's trustee, executor or administrator, as applicable, at any time within the shorter of the option period or 12 months after the date of disability or death, but only to the extent exercisable at time of disability or death. Options which are not exercisable at the time of termination of such relationship or which are so exercisable but are not exercised within the time periods described above shall terminate. Military or sick leave shall not be deemed a termination under this Section 13 provided that such leave does not exceed the longer of 3 months or the period during which the reemployment rights of the absent employee are guaranteed by statute or by contract. Notwithstanding anything to the contrary, an employee whose employment terminates because of retirement may exercise the employee's Nonstatutory Options within 12 months after the date of retirement but only to the extent such Nonstatutory Options were exercisable on the date of retirement and in no event after the Option Period.

    14.  ADJUSTMENT OF NUMBER OF SHARES; FRACTIONAL SHARES.

        (a) Options granted under the Plan and any agreements evidencing such Options, the maximum number of shares of Stock subject to all Options and the maximum number of shares of Stock with respect to which any one person may be granted Options during any year shall be subject to adjustment or substitution, as determined by the Committee in its sole discretion, reasonably exercised, as to the number, price or kind of a share of Stock or other consideration subject to such Options or as otherwise determined by the Committee to be equitable (i) in the event of changes in the outstanding Stock or in the capital structure of the Company by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the Grant Date of any such Option or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, Optionees in the Plan, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan. In addition, in the event of any such adjustments or substitution, the aggregate number of shares of Stock available under the Plan, and the aggregate number of shares of Stock as to which Options may be granted to any one person over the term of the Plan, shall be appropriately adjusted by the Committee, whose determination shall be conclusive. Any adjustment in Incentive Options under this Section 14 shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 14 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. Further, with respect to Options intended to qualify as "performance-based compensation" under Section 162(m) of the Code, such adjustments or substitutions shall be made only to the extent that the Committee determines that such adjustments or substitutions may be made without a loss of deductibility for Options under Section 162(m) of the Code. The Company shall give each Optionee notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

        (b) Upon a Change in Control, all outstanding Options that have not yet become fully vested and exercisable shall become fully vested and exercisable. In the event a Change of Control is anticipated, the Committee may, in its discretion and upon at least 10 days advance notice to the affected persons, provide that an Option shall terminate, but the Optionee shall have the right, immediately prior to such event, to exercise the Option, and not theretofore exercised. In the event of a Change in Control, the Committee may also, in its discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding Options and pay to the Optionees thereof, in cash or stock, or any combination thereof, the value of such Options based upon the price per share of Stock received or to be received by other stockholders of the Company in the event. The terms of this Section 14 may be varied by the Committee in any particular Option Agreement. No fraction of a share of the Stock shall be purchasable or deliverable, but in the event any adjustment of the number of shares of the Stock covered by the Option shall cause such number to include a fraction of a share, such fraction shall be adjusted to the nearest smaller whole number of shares. In the event of changes in the outstanding Stock by reason of any stock dividend, split-up, contraction, reclassification, or change of outstanding shares of the Stock of the nature contemplated by this Section 14 after the Effective Date, the number of shares of the Stock available for the purpose of the Plan as stated in
    Section 5 and the exercise price per share of each Option shall be correspondingly adjusted.

    15. STOCK RESERVED. The Company shall at all times during the term of the Options reserve and keep available such number of shares of the Stock as will be sufficient to satisfy the requirements of this Plan and shall pay all other fees and expenses necessarily incurred by the Company in connection therewith.

    16. LIMITATION OF RIGHTS IN OPTION STOCK. The Optionee shall have no rights as a stockholder in respect of shares of the Stock as to which his or her Option shall not have been exercised, certificates issued and delivered and payment as herein provided made in full, and shall have no rights with respect to such shares not expressly conferred by this Plan.

    17. PURCHASE FOR INVESTMENT. The Optionee shall make such representations with respect to investment intent and the method of disposal of optioned shares of the Stock as the Board of Directors may deem advisable in order to assure compliance with applicable securities laws.

    18. VOLUNTARY SURRENDER. The Committee may permit the voluntary surrender of all or any portion of any Nonstatutory Option granted under the Plan to be conditioned upon the granting to the Optionee of a new Option for the same or a different number of shares as the Option surrendered, subject to the aggregate maximum number of shares available under the Plan as set forth in Section 5, or require such voluntary surrender as a condition precedent to a grant of a new Option to such Optionee. Such new Option shall be exercisable at an Option Price, during an Option Period, and in accordance with any other terms or conditions specified by the Committee at the time the new Option is granted, all determined in accordance with the provisions of the Plan without regard to the Option Price, Option Period, or any other terms and conditions of the Nonstatutory Option surrendered.

    19. TERMINATION AND AMENDMENT OF PLAN. The Board of Directors may at any time terminate the Plan or make such modifications of the Plan as it shall deem advisable, provided, that the Board of Directors may not, without the approval of the Company's stockholders in a manner which complies with the requirements of Sections 422 and 162(m) of the Code and the requirements of any exchange on which the Stock may be listed, increase the maximum number of shares available for option under the Plan (other than as provided in Section 14). In addition, unless the Committee specifically determines otherwise, approval of the Company's stockholders in a manner which complies with the requirements of Sections 422 and 162(m) of the Code shall be required for any other amendment to the Plan which, without such stockholder approval, would cause (a) Options intended to be Incentive Options to fail to qualify as Incentive Options or
(b) Options intended to qualify as "performance-based compensation" under
Section 162(m) of the Code to fail to so qualify. No termination or amendment of the Plan may, without the consent of the Optionee to whom any Option shall theretofore have been granted, directly and adversely affect the rights of that Optionee under that Option.

    20.  GENERAL

        (a) GOVERNMENT AND OTHER REGULATIONS. Notwithstanding any terms or conditions of any Option to the contrary, the Company shall be under no obligation to offer to sell or to sell and shall be prohibited from offering to sell or selling any shares of Stock pursuant to an Option unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Stock to be offered or sold under the Plan. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

        (b) CLAIM TO OPTIONS AND EMPLOYMENT RIGHTS. No employee or other person shall have any claim or right to be granted an Option under the Plan or, having been selected for the grant of an Option, to be selected for a grant of any other Option. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company, a Subsidiary or an Affiliate.

        (c) NO LIABILITY OF COMMITTEE MEMBERS. No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out of such person's own fraud or willful bad faith; PROVIDED, HOWEVER, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

        (d) GOVERNING LAW. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to the principles of conflicts of law thereof.

        (e) FUNDING. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Holders shall have no rights under the Plan other than as unsecured general creditors of the Company.

        (f) RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any Subsidiary except as otherwise specifically provided in such other plan.

        (g) EXPENSES. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries and Affiliates.

        (h) PRONOUNS. Masculine pronouns and other words of masculine gender shall refer to both men and women.

        (i) TITLES AND HEADINGS. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

    21. EFFECTIVE DATE. The Plan is effective as of the date following the effective date of the Merger. The effectiveness of the Plan and the validity of any and all Options granted pursuant to the Plan is contingent upon approval of the Plan by the stockholders of the Company in a manner which complies with Sections 422(b)(1) and 162(m) of the Code, if applicable. Unless and until the stockholders approve the Plan in compliance therewith, no Option granted under the Plan shall be effective.

                                                                         ANNEX G

                            CERTIFICATE OF AMENDMENT
                                       OF
                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                 PLANETCAD INC.

    PlanetCAD Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "CORPORATION"), does hereby certify that:

    1. The name of the Corporation is PlanetCAD Inc. The Corporation was originally incorporated under the name of "New Corporation, Inc.", and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 7, 1986.

    2.  The board of directors of the Corporation, by a special meeting held on
August   , 2002, duly adopted resolutions pursuant to Section 242 of the General
Corporation Law of the State of Delaware approving the matters covered by this Certificate of Amendment, and declaring that the matters covered by said Certificate of Amendment to be advisable and in the best interest of the Corporation.

    3.  The stockholders of the Corporation, at the annual meeting of the
Corporation held on August   , 2002, duly approved this Certificate of Amendment
pursuant to Section 242 of the General Corporation Law of Delaware.

    4. Paragraph A of Article IV of the Restated Certificate of Incorporation is hereby deleted and the following is substituted in lieu thereof:

        "A. The Corporation is authorized to issue two classses of stock to be designated, respectively, "COMMON STOCK" and "PREFERRED STOCK." The total number of shares which the Corporation is authorized to issued is Twenty-Five Million (25,000,000) shares. Twenty-Two Million Five Hundred Thousand (22,500,000) shares shall be Common Stock, each having a par value of one cent ($.01). Two Million Five Hundred Thousand (2,500,000) shares shall be Preferred Stock, each having a par value of one cent ($.01).

        Immediately upon the effectiveness of this Amendment to the Restated Certificate of Incorporation (the "EFFECTIVE TIME") each [TWO (2), THREE
    (3), FOUR (4), FIVE (5),... AND UP TO TWENTY (20)] shares of Common Stock, issued and outstanding immediately prior to the Effective Time (the "OLD COMMON STOCK"), shall automatically, without further action on the part of the Corporation or any holder of Old Common Stock, be combined, converted, reclassified and changed into one (1) fully paid and nonassessable share of Common Stock (the "NEW COMMON STOCK" and the "REVERSE STOCK SPLIT"). No fractional shares shall be issued in connection with the Reverse Stock Split; all shares of the Old Common Stock that are held by a stockholder will be aggregated subsequent to the Reverse Stock Split and each fractional share resulting from such aggregation held by a stockholder shall be cancelled. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the Reverse Stock Split, such stockholder shall be entitled to receive a cash amount equal to the value of such fractional share based on the closing trading price of the Old Common Stock on the American Stock Exchange as of the Effective date of the Reverse Stock Split.

    5. This Certificate of Amendment shall become effective at 4:30 p.m., Eastern Time, on the date of its filing.

    IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment
to be signed by its             this   day of August, 2002.

                                                       By:  -----------------------------------------
                                                            -----------------------------------------
                                                            -----------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Delaware General Corporation Law, a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

    Although Delaware General Corporation Law permits a corporation to indemnify any person referred to above against expenses (including attorney fees) that are actually and reasonably incurred by such person ("Expenses"), in connection with the defense or settlement of an action by or in the right of the corporation, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is for such expenses only permitted to the extent that the Court of Chancery, or the court in which the action or suit was brought, determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the Court of Chancery, or such other court, deems proper.

    The determination, with respect to a person who is a director of officer at the time of such determination, as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

    Delaware General Corporation Law also provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise defense of any action, suit or proceeding covered by the statute, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. In addition, Delaware General Corporation Law provides for the general authorization of advancement of a director's or officer's litigation expenses, subject to an undertaking by such person to repay any such advancements if such person is ultimately found not to have been entitled to reimbursement for such expenses and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. PlanetCAD's Restated certificate of incorporation provides that PlanetCAD shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware General Corporation Law. PlanetCAD also is authorized to secure insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, PlanetCAD maintains liability insurance for the benefit of its directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


EXHIBIT NO.                                 EXHIBIT DESCRIPTION
---------------------   ------------------------------------------------------------
   2.1                  Agreement and Plan of Merger, dated as of May 1, 2002, by
                        and among PlanetCAD Inc., Raven Acquisition Corporation and
                        Avatech Solutions, Inc., as amended (included in this
                        Registration Statement as Annex A to the proxy
                        statement/prospectus)*

   5.1                  Opinion of Hogan & Hartson L.L.P. regarding the legality of the shares of common stock being registered*

   8.1                  Opinion of Hogan & Hartson L.L.P. regarding the
                        qualification of the merger as a reorganization for federal income tax purposes and related federal income tax
                        consequences*

   8.2                  Opinion of Shapiro Sher Guinot & Sandler, P.A. regarding the qualification of the merger as a reorganization for federal income tax purposes and related federal income tax
                        consequences*

  10.01                 Autodesk Authorized Channel Partner Agreement by and among
                        Avatech Solutions, Inc. and Autodesk, Inc. effective as of
                        February 1, 1997 and as later amended on February 1, 2002*

  10.02                 Bentley Reseller Agreement by and among Avatech
                        Solutions, Inc. and Bentley Systems, Incorporated dated
                        June 11, 2001 and as later amended on March 15, 2002*+

  10.03                 CIT Revolving Line of Credit Agreement by and among CIT
                        Group/Business Credit, Inc. and Avatech Solutions, Inc. and
                        its subsidiaries dated October 25, 2000, in the amount up to
                        $4,000,000*

  10.04 Warrant to purchase up to 16,213 shares of Common Stock issued by Avatech to CIT Group/Business Credit, Inc. dated
                        October 25, 2000*

  10.05                 Warrantholders Rights Agreement by and among CIT
                        Group/Business Credit, Inc. and Avatech Solutions, Inc. and
                        its subsidiaries dated October 25, 2000*

  10.06                 Autodesk Loan Agreement by and among Autodesk, Inc. and
                        Avatech Solutions, Inc. and its subsidiaries dated
                        January 25, 1999*

  10.07                 Autodesk Subordination Agreement by and among
                        Autodesk, Inc., Avatech Solutions, Inc. and its subsidiaries, and CIT Group/Business Credit, Inc., dated
                        October 25, 2000*

  10.08                 Master Lease Agreement by and between Allstate
                        Leasing, Inc. and Avatech Solutions, Inc. dated July 17,
                        2001*

  10.09 Form of 10% Subordinated Note with attached Warrant issued by Avatech Solutions, Inc. to certain note holders in connection with Avatech Solutions, Inc.'s 1998 $2,600,000
                        Subordinated Debt Offering*

  10.10                 Avatech Solutions, Inc. 1998 Stock Option Plan*

  10.11                 Avatech Solutions, Inc. 2000 Stock Option Plan*

  10.12                 Avatech Solutions, Inc. Stockholders' Agreement by and among
                        Avatech Solutions, Inc. and certain stockholders of Avatech
                        Solutions, Inc. who acquired shares of Avatech
                        Solutions, Inc. common stock under Avatech
                        Solutions, Inc.'s terminated employee stock purchase plan*

  10.13 Severance Agreement dated February 26, 1998, and made effective January 1, 1998, by and between Avatech
                        Solutions, Inc. and Henry D. Felton*

EXHIBIT NO.                                 EXHIBIT DESCRIPTION
---------------------   ------------------------------------------------------------
  10.14                 Severance Agreement dated February 27, 1998, and made
                        effective January 1, 1998, by and between Avatech
                        Solutions, Inc. and V. Joel Nicholson*

  10.15                 Letter Agreement dated July 25, 2000, by and between Avatech
                        Solutions, Inc. and A. Gary Rever*

  10.16                 Proposed PlanetCAD 2002 Stock Option Plan (included in this
                        Registration Statement as Annex F to the proxy
                        statement/prospectus)*

  10.17^                Settlement Agreement between Autodesk and Avatech Solutions,
                        Inc. dated August 14, 2002

  10.18                 Senior Subordinated Promissory Note, principal amount
                        $500,000.00, issued by Avatech Solutions, Inc. in favor of PlanetCAD Inc.*

  10.19                 Senior Subordinated Promissory Note, principal amount
                        $500,000.00, issued by Avatech Solutions, Inc. in favor of
                        W. James Hindman*

  10.20**               Subordination Agreement by and among PlanetCAD Inc., Avatech
                        Solutions, Inc., Technical Learningware Company, Inc. and
                        CIT Group/Business Credit, Inc. dated August 14, 2002

  10.21                 Subordination Agreement by and among W. James Hindman,
                        Avatech Solutions, Inc., Technical Learningware Company,
                        Inc. and CIT Group/Business Credit, Inc. dated August 13,
                        2002*

  10.22                 Change in Control Agreement between PlanetCAD and David
                        Hushbeck dated November 2001, as amended

  10.23                 Change in Control Agreement between PlanetCAD and Joy
                        Godesiabois dated November 2001, as amended

  23.1                  Consent of KPMG LLP (PlanetCAD)

  23.2                  Consent of Walpert & Wolpoff, LLP (Avatech)

  23.3                  Consent of Ernst & Young LLP (Avatech)

  23.4                  Consent of Hogan & Hartson L.L.P. (included in
                        Exhibit 5.1)*

  23.5                  Consent of Hogan & Hartson L.L.P. (included in
                        Exhibit 8.1)*

  23.6                  Consent of Shapiro Sher Guinot & Sandler, P.A. (included in
                        Exhibit 8.2)*

  23.7                  Consent of Alliant Partners

  24.1                  Power of attorney (included on signature page)*

  99.1                  PlanetCAD--Form of Proxy

  99.2                  Avatech--Form of Proxy*

  99.3 Voting Agreement, dated as of May 1, 2002, by and between PlanetCAD and certain stockholders of Avatech (included in this Registration Statement as Annex B to the proxy statement/prospectus)*

  99.4 Voting Agreement, dated as of May 1, 2002, by and between Avatech and certain stockholders of PlanetCAD (included in this Registration Statement as Annex C to the proxy statement/prospectus)*

  99.5                  PlanetCAD Stockholder Voting Agreement, dated as of
                        July 17, 2002, by and among Avatech Solutions, Inc. and PCD
                        Investments, LLC*

  99.6 Consent of Henry D. Felton dated May 29, 2002 regarding appointment to PlanetCAD board of directors*

EXHIBIT NO.                                 EXHIBIT DESCRIPTION
---------------------   ------------------------------------------------------------
  99.7                  Consent of W. James Hindman dated May 29, 2002 regarding
                        appointment to PlanetCAD board of directors*

  99.8 Consent of Donald Walsh dated July 15, 2002 regarding appointment to PlanetCAD board of directors*

  99.9 Consent of James W. Sasser dated July 25, 2002 regarding appointment to PlanetCAD board of directors*

  99.10                 PlanetCAD's Form 10-KSB/A, Amendment No. 3, filed on
                        August 21, 2002*

  99.11                 PlanetCAD's Form 10-QSB for the quarter ended
                        June 30, 2002, filed on August 14, 2002*


------------------------

*   Previously filed.


** Incorporated by reference to PlanetCAD's Current Report on Form 8-K, filed on August 21, 2002.


+   Terminated.


^ Portions of this exhibit have been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.


(b) FINANCIAL STATEMENT SCHEDULES

SCHEDULE NO.                                    SCHEDULE DESCRIPTION
---------------------       ------------------------------------------------------------
Schedule II                 Valuation and Qualifying Accounts

                         REPORT OF INDEPENDENT AUDITORS
                        ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders
Avatech Solutions, Inc.

    We have audited the consolidated financial statements of Avatech
Solutions, Inc. as of June 30, 2002 and for the year then ended, and have issued our report thereon dated September 3, 2002 (included elsewhere in this Registration Statement). Our audit also included the 2002 amounts included in the financial statement schedule responsive to Item 21(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

    In our opinion, the 2002 amounts in the consolidated financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Baltimore, Maryland
September 3, 2002

                         REPORT OF INDEPENDENT AUDITORS
                        ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders
Avatech Solutions, Inc.

    We have audited the consolidated financial statements of Avatech
Solutions, Inc. as of June 30, 2001 and 2000 and for the years then ended, and have issued our report thereon dated October 3, 2001 (included elsewhere in this Registration Statement). Our audit also included the 2001 and 2000 amounts included in the financial statement schedule responsive to Item 21(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

    In our opinion, the 2001 and 2000 amounts in the consolidated financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          /s/ Walpert & Wolpoff, LLP

Baltimore, Maryland
October 3, 2001

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                    AVATECH SOLUTIONS, INC. AND SUBSIDIARIES

              COLUMN A                   COLUMN B              COLUMN C              COLUMN D          COLUMN E
-------------------------------------  ------------   ---------------------------   ----------      --------------
                                                               ADDITIONS
                                                      ---------------------------
                                        BALANCE AT    CHARGED TO     CHARGED TO
                                       BEGINNING OF   COSTS AND    OTHER ACCOUNTS   DEDUCTIONS      BALANCE AT END
             DESCRIPTION                  PERIOD       EXPENSES      --DESCRIBE     --DESCRIBE        OF PERIOD
-------------------------------------  ------------   ----------   --------------   ----------      --------------
Year Ended June 30, 2002:
  Deducted from assets accounts
    Allowance for doubtful
      accounts.......................    $212,000      $ 76,000      $       --     $ (176,000)(1)     $112,000
Year Ended June 30, 2001:
  Deducted from assets accounts
    Allowance for doubtful
      accounts.......................    $282,000      $  7,000      $       --     $  (77,000)(1)     $212,000
                                         ========      ========      ==========     ==========         ========
Year Ended June 30, 2000:
  Deducted from assets accounts
    Allowance for doubtful
      accounts.......................    $ 83,000      $289,000      $       --     $  (90,000)(1)     $282,000
                                         ========      ========      ==========     ==========         ========

------------------------

(1) Uncollectible accounts written off, net of recoveries.

ITEM 22. UNDERTAKINGS

    The Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, such changes in volume and price represent no more than a 20% change in the maximum aggregated offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

        (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial
BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) That before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (6) That every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (9) To supply by means of a post-effective amendment all information concerning a transaction, and PlanetCAD being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado on September 27, 2002.


                                                       PLANETCAD INC.

                                                       By:              /s/ DAVID HUSHBECK
                                                            -----------------------------------------
                                                                          David Hushbeck
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed on September 12, 2002 by the following persons in the capacities indicated:

                      SIGNATURE                                   TITLE
                      ---------                                   -----
                          *
     -------------------------------------------       Chairman of the Board of
                  Eugene J. Fischer                      Directors

                                                       Director, President and
                 /s/ DAVID HUSHBECK                      Chief Executive Officer
     -------------------------------------------         (Principal Executive
                   David Hushbeck                        Officer)

                          *                            Chief Financial Officer
     -------------------------------------------         (Principal Financial and
                   Joy Godesiabois                       Accounting Officer)

                          *
     -------------------------------------------       Director
                   H. Robert Gill

                          *
     -------------------------------------------       Director
                   Philip E. Barak

                          *
     -------------------------------------------       Director
                  James A. Fanella

*By:                   /s/ DAVID HUSHBECK
             --------------------------------------
                         David Hushbeck
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NO.                                 EXHIBIT DESCRIPTION
---------------------   ------------------------------------------------------------
   2.1                  Agreement and Plan of Merger, dated as of May 1, 2002, by
                        and among PlanetCAD Inc., Raven Acquisition Corporation and
                        Avatech Solutions, Inc., as amended (included in this
                        Registration Statement as Annex A to the proxy
                        statement/prospectus)*

   5.1                  Opinion of Hogan & Hartson L.L.P. regarding the legality of the shares of common stock being registered*

   8.1                  Opinion of Hogan & Hartson L.L.P. regarding the
                        qualification of the merger as a reorganization for federal income tax purposes and related federal income tax
                        consequences*

   8.2                  Opinion of Shapiro Sher Guinot & Sandler, P.A. regarding the qualification of the merger as a reorganization for federal income tax purposes and related federal income tax
                        consequences*

  10.01                 Autodesk Authorized Channel Partner Agreement by and among
                        Avatech Solutions, Inc. and Autodesk, Inc. effective as of
                        February 1, 1997 and as later amended on February 1, 2002*

  10.02                 Bentley Reseller Agreement by and among Avatech
                        Solutions, Inc. and Bentley Systems, Incorporated dated
                        June 11, 2001 and as later amended on March 15, 2002*+

  10.03                 CIT Revolving Line of Credit Agreement by and among CIT
                        Group/Business Credit, Inc. and Avatech Solutions, Inc. and
                        its subsidiaries dated October 25, 2000, in the amount up to
                        $4,000,000*

  10.04 Warrant to purchase up to 16,213 shares of Common Stock issued by Avatech to CIT Group/Business Credit, Inc. dated
                        October 25, 2000*

  10.05                 Warrantholders Rights Agreement by and among CIT
                        Group/Business Credit, Inc. and Avatech Solutions, Inc. and
                        its subsidiaries dated October 25, 2000*

  10.06                 Autodesk Loan Agreement by and among Autodesk, Inc. and
                        Avatech Solutions, Inc. and its subsidiaries dated
                        January 25, 1999*

  10.07                 Autodesk Subordination Agreement by and among
                        Autodesk, Inc., Avatech Solutions, Inc. and its subsidiaries, and CIT Group/Business Credit, Inc., dated
                        October 25, 2000*

  10.08                 Master Lease Agreement by and between Allstate
                        Leasing, Inc. and Avatech Solutions, Inc. dated July 17,
                        2001*

  10.09 Form of 10% Subordinated Note with attached Warrant issued by Avatech Solutions, Inc. to certain note holders in connection with Avatech Solutions, Inc.'s 1998 $2,600,000
                        Subordinated Debt Offering*

  10.10                 Avatech Solutions, Inc. 1998 Stock Option Plan*

  10.11                 Avatech Solutions, Inc. 2000 Stock Option Plan*

  10.12                 Avatech Solutions, Inc. Stockholders' Agreement by and among
                        Avatech Solutions, Inc. and certain stockholders of Avatech
                        Solutions, Inc. who acquired shares of Avatech
                        Solutions, Inc. common stock under Avatech
                        Solutions, Inc.'s terminated employee stock purchase plan*

  10.13 Severance Agreement dated February 26, 1998, and made effective January 1, 1998, by and between Avatech
                        Solutions, Inc. and Henry D. Felton*

  10.14 Severance Agreement dated February 27, 1998, and made effective January 1, 1998, by and between Avatech
                        Solutions, Inc. and V. Joel Nicholson*

  10.15                 Letter Agreement dated July 25, 2000, by and between Avatech
                        Solutions, Inc. and A. Gary Rever*

EXHIBIT NO.                                 EXHIBIT DESCRIPTION
---------------------   ------------------------------------------------------------
  10.16                 Proposed PlanetCAD 2002 Stock Option Plan (included in this
                        Registration Statement as Annex F to the proxy
                        statement/prospectus)*

  10.17^                Settlement Agreement between Autodesk and Avatech Solutions,
                        Inc. dated August 14, 2002

  10.18                 Senior Subordinated Promissory Note, principal amount
                        $500,000.00, issued by Avatech Solutions, Inc. in favor of PlanetCAD Inc.*

  10.19                 Senior Subordinated Promissory Note, principal amount
                        $500,000.00, issued by Avatech Solutions, Inc. in favor of
                        W. James Hindman*

  10.20**               Subordination Agreement by and among PlanetCAD Inc., Avatech
                        Solutions, Inc., Technical Learningware Company, Inc. and
                        CIT Group/Business Credit, Inc. dated August 14, 2002

  10.21                 Subordination Agreement by and among W. James Hindman,
                        Avatech Solutions, Inc., Technical Learningware Company,
                        Inc. and CIT Group/Business Credit, Inc. dated August 13,
                        2002*

  10.22                 Change in Control Agreement between PlanetCAD and David
                        Hushbeck dated November 2001, as amended

  10.23                 Change in Control Agreement between PlanetCAD and Joy
                        Godesiabois dated November 2001, as amended

  23.1                  Consent of KPMG LLP (PlanetCAD)

  23.2                  Consent of Walpert & Wolpoff, LLP (Avatech)

  23.3                  Consent of Ernst & Young LLP (Avatech)

  23.4                  Consent of Hogan & Hartson L.L.P. (included in
                        Exhibit 5.1)*

  23.5                  Consent of Hogan & Hartson L.L.P. (included in
                        Exhibit 8.1)*

  23.6                  Consent of Shapiro Sher Guinot & Sandler, P.A. (included in
                        Exhibit 8.2)*

  23.7                  Consent of Alliant Partners

  24.1                  Power of attorney (included on signature page)*

  99.1                  PlanetCAD--Form of Proxy

  99.2                  Avatech--Form of Proxy*

  99.3 Voting Agreement, dated as of May 1, 2002, by and between PlanetCAD and certain stockholders of Avatech (included in this Registration Statement as Annex B to the proxy statement/prospectus)*

  99.4 Voting Agreement, dated as of May 1, 2002, by and between Avatech and certain stockholders of PlanetCAD (included in this Registration Statement as Annex C to the proxy statement/prospectus)*

  99.5                  PlanetCAD Stockholder Voting Agreement, dated as of
                        July 17, 2002, by and among Avatech Solutions, Inc. and PCD
                        Investments, LLC*

  99.6 Consent of Henry D. Felton dated May 29, 2002 regarding appointment to PlanetCAD board of directors*

  99.7 Consent of W. James Hindman dated May 29, 2002 regarding appointment to PlanetCAD board of directors*

  99.8 Consent of Donald Walsh dated July 15, 2002 regarding appointment to PlanetCAD board of directors*

  99.9 Consent of James W. Sasser dated July 25, 2002 regarding appointment to PlanetCAD board of directors*

  99.10                 PlanetCAD's Form 10-KSB/A, Amendment No. 3, filed on
                        August 21, 2002*

EXHIBIT NO.                                 EXHIBIT DESCRIPTION
---------------------   ------------------------------------------------------------
  99.11                 PlanetCAD's Form 10-QSB for the quarter ended
                        June 30, 2002, filed on August 14, 2002*


------------------------

*   Previously filed.


** Incorporated by reference to PlanetCAD's Current Report on Form 8-K, filed on August 21, 2002.


+   Terminated.


^ Portions of this exhibit have been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.